FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

23/07	Oct 2, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
RESULTS OF POST HOC ANALYSIS OF TECTINTM CLINICAL TRIAL ACCEPTED FOR PUBLICATION
Vancouver, BC (October 2, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that the post hoc analysis of its WEX-014 trial, “Tetrodotoxin for Moderate to Severe Cancer Pain: A Randomized, Double Blind, Parallel Design Multicenter Study” is in press in the peer reviewed Journal of Pain and Symptom Management.
The analysis of the data shows that based on the primary endpoint, pain intensity difference, there was a non-statistically significant trend toward more responders in the tetrodotoxin arm. However, using a composite endpoint evaluating decrease in pain outcome, and improvement in quality of life, the number of responders to tetrodotoxin was significantly greater than the number of responders to placebo.
Based on this analysis, the Company has designed a Phase III clinical trial (TEC-006). This multi-centre, randomized, double-blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain. WEX has received a No Objection Letter from Health Canada for this trial and pre-trial activities have commenced.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information

This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

Form 51-102F3
Material Change Report
Item 1: Name and Address of Company
WEX Pharmaceuticals Inc. (“WEX” or the “Company”)
Suite 1601 — 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Item 2: Date of Material Change
October 16, 2007
Item 3: News Release
The news release was issued at Vancouver, British Columbia on October 16, 2007 and disseminated via Marketwire.
Item 4: Summary of Material Change
WEX announced announced today that it had concluded settlement agreements putting an end to claims for damages for unlawful termination brought against the Company on behalf of its Founder and former Chief Executive Officer, Mr. Frank Shum, and its former Chief Operating Officer, Ms. Donna Shum, and disputed contract claims by and against a significant shareholder, Tianjin Fairwood Furniture Manufacturing Co. Ltd. (“Tianjin”).
Item 5: Full Description of Material Change
5.1 Full Description of Material Change
WEX announced that it had concluded settlement agreements putting an end to claims for damages for unlawful termination brought against the Company on behalf of its Founder and former Chief Executive Officer, Mr. Frank Shum, and its former Chief Operating Officer, Ms. Donna Shum, and disputed contract claims by and against a significant shareholder, Tianjin Fairwood Furniture Manufacturing Co. Ltd. (“Tianjin”)
Following the settlement , tribute was paid to the founding chairman Mr. Frank Shum who led the Company for its first 17 years. Mr. Shum’s contributions to WEX, which began shortly after the discovery of TTX, over the years included a great deal of Mr. Shum’s capital, time and energy, all of which helped advance TTX from the discovery stage through to the creation of a patent portfolio and later, the Phase II clinical trial stage. In recognition of Mr. Shum’s contributions and his life’s work, WEX announced that Mr. Shum has accepted the position of Honorary Chief Advisor which will be a fitting way to memorialize his contribution.

WEX also gave recognition and special thanks to Ms. Donna Shum during her tenure as COO. During 10 years of service, she demonstrated leadership, ability, dedication and played an integral part in the development of TTX.
The Chairman also took the opportunity to comment on an incident that had occurred on May 29, 2007 at the premises of WEX’s subsidiary Nanning Maple Leaf Pharmaceuticals Ltd. (“NMLP”). WEX suggested that control of the operations had been illegally taken by representatives of Tianjin with the support of Mr. Yang Song Yang, the representative of NMLP’s 3% owner. Mr.Luan, the Chairman of WEX said: “We are now aware of the full background to the incident and I am pleased to set the record straight and to confirm that nothing illegal occurred and that the visit by Tianjin to NMLP and the action taken by its 3% shareholder were made in good faith. Both sides have decided to put this incident behind us and we look forward to having Tianjin as a strong and supportive shareholder”.
Under the settlements, which remain subject to the closing of the previously announced CK Life Sciences Int’l., Inc. investment in Wex (the “CKLS Investment”) anticipated to occur on October 17, 2007, all parties agreed to terminate all proceedings and to each pay their own legal costs; the detailed terms of the settlements have been agreed to remain confidential. Although, the cost to the Company of resolving these claims was just under a million dollars, the Company believes this is clearly in the Company’s interests in that the settlements free up substantial funds which would have been required to pursue the litigation.
5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7: Omitted Information
No significant facts remain confidential and no information has been omitted in this report.
Item 8: Executive Officer

Name of Executive Officer:	Edge Wang President and CEO

Telephone Number:	(604) 683 8880
Item 9: Date of Report
October 16, 2007

COPY
DEBENTURE
UNLESS PER RTIEI) UNDER SECURITIES LEGISLATION THE HOLDER OF THE SECURITY SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004.
THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERT ED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF l933. AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD OR CONVERTED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REOLIR.EMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE DEFINED BY REGULATION UNDER THE 1933 ACT.
THIS DEBENTURE, dated for reference June 14, 2004 is made
BETWEEN:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD. 80 Raffles Place, UOB Plaza 2 #30-20, Singapore 048624
(“Investor”)
OF THE FIRST PART
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 777 Hornby Street, Vancouver, British Columbia, V6Z 1 S4
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F. Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS the Investor has provided financing to the Subsidiary in the principal sum of $1,500,000 pursuant to a subscription agreement among the Investor, the Company and the Subsidiary dated May 18, 2004;
AND WHEREAS the Subsidiary is wholly owned by the Company;

NOW THEREFORE THIS DEBENTURE WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
1 DEFINITIONS
Where used in this Debenture, the following words and phrases have the following meanings:
(a)	“Advanced Funds” means $1,500,000 advanced by the Investor to the Subsidiary pursuant to the Subscription Agreement,

(b)	“Debenture” means this Debenture and the schedules hereto, as at any time amended or modified and in effect,

(c)	“Business Day” means any day other than a Saturday or a Sunday on which Canadian chartered banks are open for business in Vancouver, British Columbia,

(d)	“Closing Date” means June 14, 2004,

(e)	“Common Shares” means the common shares in the capital of the Company as constituted as of the date hereof,

(f)	“Companies” means the Company and the Subsidiary,

(g)
“Conversion Price” means the price at which the Advanced Funds may be converted into Common Shares, being CdnS5.00 per Common Share, subject to adjustment on the occurrence of certain events specified in Part 6 of this Debenture. For the purposes hereof, Advanced Funds shall be deemed to be converted from US currency into Canadian currency at the rate of US$1.00 = Cdn$1.3866,

(h)
“Current Market Price” at any date for Common Shares means the closing price per Common Share on the Exchange for that day (provided that if on that day no Closing Price per share is reported by the Exchange as there were no trades that day, the average of the reported closing bid and asked prices on the Exchange on such day will be deemed to he the closing price per share for such day),

(i)	“Event of Default” means any event specified in section 5.1,

(j)
“Exchange” means The Toronto Stock Exchange, so long as the common shares of the Company are listed on The Toronto Stock Exchange. If the common shares are not listed on either The Toronto Stock Exchange, it means whatever stock exchange, stock market or over the counter system on which the common shares of the Company trade in the greatest volume or, if such common shares are not traded on an over-the-counter market or stock exchange, then the current market value thereof. as it may be determined by the directors of the Company,

(k)	“Issue Date” Means June 14, 2004,

(l)	“Maturity Date” means June 15, 2009,

(m)	“NMLP” means Nanning Maple Leaf Pharmaceutical Co. Ltd., a limited liability company under the laws of China and a subsidiary of the Company,

(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 15, 2004,

(o)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company,

(p)	“Trading Day” with respect to the Exchange means a day on which such exchange is open for the transaction of business; and

(p)
“UOB Debentures” means this Debenture and the debentures issued to each of UOB Capital Investments Pte Ltd and UOB Venture Technology Investments Ltd by the Companies dated for reference June 14, 2004.

2 INTERPRETATION
2.1 Governing Law
This agreement is governed by the laws of the Province of British Columbia and the parties attorn to the nonexclusive jurisdiction of the courts of British Columbia for the resolution of all disputes under this Debenture.
2.2 Severability
If any one or more of the provisions contained in this Debenture is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
2.3 Parties In Interest
This Debenture enures to the benefit of and is binding on the parties hereto and their respective successors and permitted assigns.
2.4 Headings and Marginal References
The division of this Debenture into parts, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Debenture.
2.5 Currency
Unless otherwise indicated, all statements of, or references to.. dollar amounts in this Debenture refer to lawful currency of the United States.
2.6 Accounting Principles
Unless otherwise specified in this (Debenture, all accounting terminology and calculations shall be made in accordance with Canadian generally accepted accounting principles, consistently applied, and all accounting calculations shall be made on a consolidated basis.
3 THE ADVANCED FUNDS
3.1 Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity, Date. Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date.

3.2 Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3 Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4 Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full.
3.5 Reimbursement of Interest
In the event that there are any taxes imposed on the Investor in respect of interest accrued or paid on the Advanced Funds during the first 12 months following the Issue Date, the Subsidiary shall reimburse the Investor for all such taxes; provided that the maximum aggregate amount of reimbursement under all UOB Debentures shall be limited to 15% of the interest paid on all UOB Debentures. The reimbursement shall be paid by the Subsidiary in United States currency within 14 Business Days of receipt by the Subsidiary of a letter from the Investor (or its manager) certifying the tax rate on the interest paid or due during the applicable period, together with a calculation of the amount of tax payable.
4 COVENANTS OF THE BORROWER
4.1 Positive Covenants
The Subsidiary and the Company covenant and agree with the Investor that, at all times during the currency of this Debenture:
(a)	the Subsidiary will pay the principal sum, interest and all other monies required to be paid to the Investor pursuant to this Debenture in the manner set forth herein,

(b)	each of the Companies will duly observe, and perform each. and every of its covenants and agreements set forth in this Debenture and the Subscription Agreement.,

(c)	each of the Companies will forthwith upon becoming aware of the occurrence of an Event of Default, provide the Investor with immediate notice thereof,

(d)
they will pay on demand any and all reasonable costs, charges and expenses. including any legal costs incurred by the Investor on the basis as between a solicitor and his own client, of and incidental to:

(i)	any matter which either of the Companies asks the Investor to consider in connection with this Debenture after the grant of this Debenture,

(ii)	the Investor’s performance of any covenant in this Debenture,

(iii)	any default by either of the Companies, and

(iv)	any steps or proceedings taken under this Debenture or otherwise by reason of nonpayment or procuring payment of the monies payable under this Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Investor incurring or being charged the same,
(e)
the Subsidiary will pay all reasonable expenses of any nominee of the Investor appointed or elected to the hoard of directors of NMLP reasonably incurred in attending at meetings of the board of directors or any committees thereof. provided NMLP fails to otherwise pay such expenses,

(f)
in the event the Investor elects at any time not to have a nominee on the board of directors of NMLP, the Company shall cause NMLP to give notice to the Investor of all meetings of the board of directors of NMLP to permit a representative of the Investor to attend any Board meetings of NMLP as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Investor’s nominee on the board of directors of NMLP,

(g)
they will, if so requested by the Investor, take all necessary steps to indemnify the Investor’s nominee director in accordance with the provisions of the laws of China and the constating documents of NMLP,

(h)
they will, mail quarterly unaudited consolidated financial statements of the Company and quarterly unaudited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days after the end of each fiscal quarter,

(i)
they will, mail annual audited consolidated financial statements of the Company and annual audited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days of the end of each fiscal year,

(j)	they will, mail copies of all reports, financial statements and any other documents sent to the Company’s shareholders to the Investor on a timely basis,

(k)	they will, mail a copy of the annual budget, together with management’s discussion and analysis for NMLP, within 15 days of approval by the board of directors of NMLP,

(l)	they will provide any other financial information relating to the Companies and NMLP reasonable requested by the Investor,

(m)
they will promptly inform the Investor of the full particulars if a material change (actual, anticipated or threatened) or any change in a material fact occurs in the affairs of the Company or any of its subsidiaries,

(n)	each of the Companies and NMLP will maintain proper records and books of account,

(o)	each of the Companies and NMLP will maintain its corporate existence,

(p)
the Company and each of its subsidiaries will, keep in good standing all requisite licences, approvals, consents and authorizations necessary to enable the Company and its subsidiaries to conduct operations,

(q)	they will promptly provide, the Investor with written notice of material litigation, and

(r)	the Subsidiary will apply the Advanced Funds to general working capital for the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia.

\

4.2 Negative Covenants
The Company covenants and agrees with the Investor that, at all times during the currency of this Debenture, unless it has received the prior written consent of the Investor to do so (such consent to be in the Investor’s sole and unfettered discretion but not to be unreasonably withheld), it will not:
(a)	permit the Subsidiary or NMLP to issue any securities, other than to the Company,

(b)	permit the Subsidiary or NMLP to borrow any money for a term of more than 12 months,

(c)	and will not permit the Subsidiary or NMLP to sell, lease, assign, transfer or otherwise dispose of all or substantially all of its assets,

(d)	and will not permit the Subsidiary or NMLP to redeem or repurchase shares, pay or declare dividends (or any other return of capital),

(e)	and will not permit any subsidiary to utilize any Advanced Funds to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders,

(f)	and will not permit the Subsidiary or NMLP to guarantee debt, except for the debt of its subsidiaries,

(g)	and will not permit the Subsidiary or NMLP to enter into any corporate reorganization or amalgamation,

(h)
and will not permit the Subsidiary or NMLP to, enter into any partnership, joint venture or similar agreement or arrangement, other than in the ordinary course of business or in connection with a corporate reorganization,

(i)
and will not permit any subsidiary to, dispose of or allow to lapse any intellectual property rights necessary to enable the Company and its subsidiaries to conduct operations, other than in the ordinary course of business or in connection with a corporate reorganization,

(j)	and will not permit the Subsidiary or NMLP to, grant a security interest in its assets, other than in the ordinary course of business,

(k)	and will not permit the Subsidiary or NMLP to amend its constating documents, or

(l)	allow any of the outstanding securities of the Subsidiary or NMLP to be pledged or transferred.

5 EVENT OF DEFAULT
5.1 Definition of Event of Default
The principal balance of the Advanced Funds, costs and any other money owing to the Investor under this Debenture will immediately become payable unless otherwise waived in writing by the Investor, in any of the following events (each an “Event of Default”):
(a)	if the Subsidiary fails to pay within ten days of the due date thereof any payments due under this Debenture,

(b)
subject to the ten day grace period with respect to payments described in subsection 5 .1 (a) hereof, if the Subsidiary or Company fails to observe or perform any of the covenants in this Debenture or the Subscription Agreement on its part to be observed and performed,

(c)
if the present nominee of the Investor on the board of directors of NMLP ceases to be a director of NMLP for any reason and a replacement nominee of the Investor acceptable to the Company, acting reasonably, is not appointed or elected to the board of directors of NMLP within 30 days if the Investor so requests,

(d)	if the board of directors of NMLP fails to meet (either in person or by telephone) at least two times each fiscal year,

(e)
if there is a change in the majority shareholding of the Subsidiary or MNLP, and for greater certainty there shall be deemed to be no change in the majority shareholding of an entity if the indirect ownership of such entit[y] remains unchanged,

(f)
if the board of directors of the Subsidiary or NMLP, subject to any restrictions contained in this Debenture or the Subscription Agreement falls in each fiscal year to approve a budget for the forthcoming fiscal year,

(g)	if there is any breach, default or event of default under the Subscription Agreement or this Debenture,

(h)	if there is a sale of substantially all of the assets or business of the Company, the Subsidiary or NMLP, or

(i)	if any of the representations and warranties in the Subscription Agreement are or become not true.
5.2 Rights and Remedies of the Investor
Upon the occurrence of an Event of Default and at any time thereafter., the Investor may exercise any or all rights and remedies available to the Investor whether available ender this Debenture or available at law or in equity.
5.3 Overdue Payments
In addition to and without restricting the Investor’s other rights or remedies under this Debenture or available at law or in equity, in the event of an Event of Default under section 5.1(a) with respect to the non- payment of interest, the Subsidiary shall pay to the Investor an additional amount equal to 2% per month (24% per year) of the overdue interest amount until the overdue interest amount is paid full, unless the Investor waives the payment of any such amount. The additional amount shall be payable on demand in cash, or at the election of the Investor, in fully paid non-assessable Common Shares in the capital of the Company. If the Investor elects to be paid in Common Shares in the capital of the Company, the additional amount together with accrued and unpaid interest shall be converted into Common Shares at the lowest conversion price as is then acceptable to the Exchange and the Company agrees to use all reasonable commercial efforts to obtain the approval of such conversion price from the Exchange upon being, notified by the Investor of such election.

6 CONVERSION OF THE ADVANCED FUNDS
6.1 Conversion at Investor’s Option
At the option of the Investor, at any time or tines, whether before or after the occurrence of a Event of Default, the principal balance of the Advanced Funds may be converted in whole or in part into fully-paid and non-assessable Common Shares in the capital of the Company at the Conversion Price. Any partial conversion of the Advanced Funds shall be in multiples of $25,000. The Investor shall advise the Company by notice in writing in the form attached as Appendix I of the principal amount that it wishes to convert (“Conversion Notice”) and the date of such conversion shall be the date of the Conversion Notice. In the case of a conversion of less than all of the principal amount outstanding of the Advanced Funds, the Companies shall deliver to the Investor, against receipt of this Debenture for cancellation, a replacement debenture in the same form as this Debenture in respect of the principal balance of the Advanced Funds remaining outstanding.
6.2 Automatic Conversion
In the event that the Current Market Price on ten consecutive Trading Days is at least equal to 1.5 times the then applicable Conversion Price, the Company may deliver witten notice to the Investor specifying the date of conversion (“Conversion Notice”). On the specified date of conversion the principal balance of the Advanced Funds outstanding will be automatically converted into Common Shares at the then applicable Conversion Price. Upon receipt of the Conversion Notice the Investor will send the Debenture to the Company for cancellation.
6.3 Process on Giving Notice of Conversion
Upon the Company or the Investor, as the case may be, giving a Conversion Notice as described in sections 6.1 or 6.2. and subject to section 6.7, the Investor shall be entitled to be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares into which such portion of the Advanced Funds then outstanding has been converted and, within seven business days of the date of the Conversion Notice, the Company shall deliver to the Investor a certificate or certificates representing the Investor’s holdings of the Common Shares. Any interest accruing to the date of conversion on the portion of the Advanced Funds shall be paid by the Subsidiary to the Investor forthwith after the giving of the Conversion Notice.
6.4 Adjustment of Conversion Price
(a)
The Conversion Price (and the number of Common Shares issuable upon exercise of the conversion rights and obligations set forth in sections 6.1 and 6.2) is subject to adjustment from time to time in the events and in the manner provided as follows:

(b)
If and whenever at any time after the date hereof and prior to the repayment of the Advanced Funds and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Company:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a. dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,

(any of such events being called a “Common Share Reorganization”). then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction. the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company, fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding; Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where
(c)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 6.4 called the “Rights Period”), and

(d)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 6.4 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:
(e)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number determined by dividing the product of the Per Share Cost and:
A.
where the event giving rise to the application of this paragraph (n) was the Issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into winch they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering, and
(f)	the denominator of which is:
(i)	in the case described in subparagraph (e)(ii)(A), the number of Common Shares outstanding, or

(ii)	in the case described in subparagraph (e)(ii)(B), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (e)(ii)(B) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If pursuant to section 6.1 the Investor has given notice to convert or if pursuant to section 6.2 the Company has requested the Investor to convert during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period the Investor will, in addition to the Common Shares to which it is otherwise entitled upon such conversion in accordance with sections 6.1 and 6.2, be entitled to that number of additional Common Shares which, when added to the number of Common Shares to which, that holder is entitled upon such conversion, equals the number of Common Shares to which the Investor would have been entitled on exercise if the conversion notice had been given after the adjustment of the Conversion Price immediately after the end of the Rights Period. Such additional Common Shares will be deemed to have been issued to the Investor immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such holder within ten Business Days following the end of the Rights Period.
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:
(g)	shares of the Company of any class other than Common Shares,

(h)
rights. options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company (other than rights, options or warrants to purchase Common Shares exercisable ‘thin 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price),

(i)	evidences of indebtedness, or

(j)	any property or other assets
and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price effect on such record date by a fraction:
(k) the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(ii)
the amount by which the aggregate fair market value (as determined by action by the directors of the Company) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value (as determined by action of the directors of the Company) of the consideration, if any, received therefor by the Company, and

(l)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date

Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Investor will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6.4 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 6.4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Company will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
If and whenever at any time after the date hereof and prior to the Expiry Date any adjustment in the Conversion Price occurs as a result of
(m)	a Common Share Reorganization,

(n)	the fixing by the Company of a record date for a Rights Offering, or

(o)
the fixing by the Compan[y] of a record date for the issue or distribution to the holders of all or substantially all its outstanding Common Shares of (A) Common Shares, (B) securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date or (C) rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date, then the number of Common Shares issuable upon conversion will be. adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares theretofore issuable on the exercise thereof immediately prior to such adjustment by a fraction the numerator of which is the Conversion Price in effect Immediately prior to such adjustment and the denominator of which is the Conversion Price resulting from such adjustment.

To the extent that any adjustment in subscription rights occurs pursuant to this section 6.4 as a result of a distribution of exchangeable or convertible securities, rights, options or warrants, or as a result of the fixing by the Company of a record date for the distribution of any such securities, the number of Common Shares issuable upon conversion will be readjusted immediately after the expiration of any relevant exchange.. conversion or exercise right to the number of Common Shares which would be issuable or purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and \will be further readjusted in such manner upon expiration of any further such right.
6.5 Additional Adjustments
If by the terms of the rights, options or warrants referred to in section 6.4, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of:
(a)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(b)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.
To the extent that any adjustment in the Conversion Price occurs pursuant to section 6.4 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants, the Conversion Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will he further readjusted in such manner upon expiration of any further such right.
No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price and no adjustment will be made in the number of Common Shares issuable upon conversion unless it would result in a change of at least one one-hundredth of a Common Share, provided, however,’ that any adjustments which, except for the provisions of this section, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
If at any time a dispute arises with respect to adjustments provided for in section 6.4. such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination will be binding upon the Company and the Investor and the Company will provide such auditors or accountants with access to all necessary records of the Company.
If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act, only then no adjustment in the Conversion Price or the number of Common Shares issuable upon conversion will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will he deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
As a condition precedent to the taking of any action which would require any adjustment in respect of conversion, including the Conversion Pnce and the number of class of shares or other securities which are to be received upon conversion, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Investor are entitled to receive on conversion in accordance with the provisions thereof.
6.6 Acknowledgement
The investor acknowledges that this Debenture and any Common Shares which may be issued on the conversion of this Debenture have not been registered under the United States Securities Act of 1993, as amended (the “1933 Act”) or the securities laws of any state of the United States and this Debentures may not be transferred to or converted in the United States or by or on behalf of any U.S. Person unless such securities are registered under the 1933 Act and applicable State securities laws or unless an exemption from registration is available.
6.7 Bonus
If during the first 12 months following the Issue Date a Conversion Notice is issued in accordance with this Debenture with respect to the conversion of part or all of the principal balance of the Advanced Funds, then the Company shall deliver to the Investor that number of Common Shares as is equal to 104% of the number of Common Shares issuable on the conversion as otherwise calculated in accordance with the provisions of this Debenture and the provisions of section 6.3 shall apply mutatis mutandis. Any fractions of a share resulting shall he rounded up to the next whole number.
7 GENERAL
7.1 Rank
This Debenture shall rank part passu with all other debentures issued by the Companies on June 14, 2004.
7.2 Waiver or Modification
No failure on the part of the Investor in exercising any power or right hereunder will operate as a waiver of that power or right nor will any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Debenture or consent to any departure by the Subsidiary or the Company therefrom will be effective unless it is in writing signed by the Investor. No notice to or demand on the Subsidiary or the Company will entitle the Subsidiary or the Company to any other further notice or demand in similar or other circumstances unless specifically provided for in this Debenture.

7.3 Borrower’s Waivers
The Companies hereby waive demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.
7.4 Time
Time is of the essence of this Debenture.
7.5 Further Assurances
The parties to this Debenture will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and filings as may be reasonably required for the purpose of giving effect to this Debenture.
7.6 Assignment
Neither the Investor nor the Companies may assign this Debenture or its interest herein or any part hereof except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, provided that the Investor shall be permitted to assign this Debenture and its interest hereunder to any affiliate as such term is defined in the Canada Business Corporations Act, as amended from time to time, without the consent of the Companies.
8 NOTICES
8.1 Any notice under this Debenture will be given in writing and may he sent by fax or may be delivered or mailed by prepaid post addressed to the party to which notice is to be given at the following address:
If to the Investor:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD
80 Raffles Place, UOB Plaza 2 #30-20
Singapore 048624
Attention:    Quek Cher Teck
Fax:             011-65-6538-2569
If to the Subsidiary:
WEX MEDICAL LIMITED
Unit A, 34F, Manulife Tower,
169 Electric Road, North Point,
Hong Kong
Attention:    Grace Leong
Fax:             011-582-2897-1966

If to the Company:
INTERNATIONAL WEX TECHNOLOGIES INC.
#2000 — 777 Hornby Street
Vancouver. British Columbia
V6Z I S4
Attention:    Donna Shum
Fax:             604-683-8868
8.2 If notice is sent by fax or is delivered, it will be deemed to have been given at the time of transmission or delivery.
8.3 If notice is mailed, it will be deemed to have been received seven days following the date of mailing of the notice.
8.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or before the time a notice is mailed the notice will be sent by fax or will be delivered.
9 AMENDMENTS
This Debenture may be amended, waived, discharged or terminated only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.

IN WITNESS WHEREOF the Investor and the Companies have executed and delivered this Debenture.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:	“John Olthoff” Authorized Signatory

WEX MEDICAL LIMITED		COPY

Per:	“Frank Shum” Authorized Signatory

APPENDIX I
CONVERSION NOTICE
ALL SHARE CERTIFICATES ISSUED PRIOR TO OCTOBER 15, 2004 MUST HAVE IMPRINTED ON THEIR FACE THE FOLLOWING:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER I5, 2004”
The undersigned holder of the within Debenture, hereby subscribes for  _____  common shares of International Wex Technologies Inc. (“Wex”)  _____  in conversion of US$  _____  of the Advanced Amount  _____  at a conversion price of Cdn$  _____  per common share in accordance with the conversion referred to in Part 6 of the Debenture according to the conditions thereof.
The undersigned hereby certifies that the undersigned is the original purchaser of the Debenture or a transferee with the consent of Wex, and (i) is not (and is not. exercising the Debenture for the account or benefit of) a “U.S. Pei-son” or a person in the United States, (ii) did not execute or deliver this Conversion Notice in the United States and (‘iii) has in all other aspects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “1933 Act”) or any successor rule or regulation of the United States Securities and Exchange Commission in effect.
DATED at  _____, this  _____  day of  _____, 200_____.

Name of Debenture Holder

Authorized Signatory

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

MANUFACTURING AND
OPTION AGREEMENT
BY AND BETWEEN
INTERNATIONAL WEX TECHNOLOGIES INC.
AND
SABEX 2002 INC.
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EXT — Manufacturing and Option Agreement

EXT — Manufacturing and Option Agreement
* * *

MANUFACTURING AND OPTION AGREEMENT
THIS AGREEMENT is made and entered into this  _____th day of March, 2004.

BY AND BETWEEN:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation duly incorporated under the Canada Business Corporations Act having its head office at 777 Hornby Street, Suite 2000, Vancouver, British Columbia, Canada V6Z 1S4 herein represented by Mr. Frank Shum, its Chief Executive Officer and Chairman, duly authorized for the purposes hereof as he so declares;

(hereinafter referred to as: “Wex”)

AND:
SABEX 2002 INC., a corporation duly incorporated under the Canada Business Corporations Act having its head office at 145 Jules-Léger Street, Boucherville, Quebec, Canada J4B 7K8, herein represented by Mr. Pierre Fréchette, its President and Chief Operating Officer, duly authorized for the purposes hereof as he so declares;

(hereinafter referred to as: “Sabex”)
PREAMBLE
WHEREAS WEX is a biopharmaceutical research and development corporation actively involved in the field of neurobioscience with its core business being the research and development of innovative pharmaceutical compounds for use in the treatment of drug addiction, pain management and anaesthesia;
WHEREAS WEX’s primary focus is on developing products based on a sodium channel blocking compound named Tetrodotoxin and its derivatives;
WHEREAS WEX has currently chosen for its initial focus and regulatory approval, three projects which are in various stages of pre-clinical and clinical development in China and Canada and which are derived from its research into Tetrodotoxin, namely Tetrodin™, Tectin™ and Tocudin™;
WHEREAS WEX wishes to secure a source of supply of injectable finished products for WEX’s clinical lots necessary for completion of the clinical trials of the Finished Products (as defined hereinafter) up to the filing of the submission of a NDA or NDS for each of the Finished Products in Canada and the United States and its equivalent in the member states of the European Community, until they are ready for submission for their marketing approval (the “Clinical Trials”), subject to and upon the terms and conditions of the present Agreement;
EXT — Manufacturing and Option Agreement

WHEREAS Sabex is interested in manufacturing and providing WEX with such clinical stocks at its Net Manufacturing Costs (as defined hereinafter) subject to certain limitations, in exchange for the grant by WEX to Sabex of a first right of refusal to acquire from WEX an exclusive license to all of the Commercialization Rights (as defined hereinafter) in Canada in and to the Products, as provided for in this Agreement; and
WHEREAS WEX shall be responsible at its sole cost and expense for (i) obtaining any and all necessary Regulatory Approvals (as defined herein) to market the Finished Products in the Research Area (as defined herein); and (ii) providing Sabex at no charge with any and all active pharmaceutical ingredients entering into the composition of the clinical stocks to be manufactured by Sabex pursuant to this Agreement.
NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, the preamble forming an integral part hereof, the parties hereto, intending to be legally bound, agree as follows:
1.	INTERPRETATION

1.1	Definitions
As used in this Agreement, the following terms shall have the following respective meanings:
1.1.1	“Act” shall mean the Canadian Food and Drug Act, as amended from time to time and including the rules and regulations promulgated thereunder;

1.1.2
“Affiliate” shall mean any individual, corporation or other entity that, directly or indirectly, through stock ownership or otherwise, controls, is controlled by, or is under common control with, the designated party, but only for so long as the relationship exists.

1.1.3
“API” shall mean Tetrodotoxin, a poison extracted from the “puffer” fish or “blow” fish, excreted from the fish’s liver, ovaries and intestines and which enters into the composition of the Finished Products;

1.1.4
“Certificate of Analysis” shall mean the analytical certificate for each batch of Finished Products to be delivered pursuant to Section 7.2 evidencing that the Finished Products conform to the Specifications;

1.1.5
“cGMP” shall mean current Good Manufacturing Practices as promulgated by the HPFB, the FDA and the EMEA; a code of regulations set forth for methods to be used in the manufacture, processing, packing, or holding of a drug to assure that such drug meets the requirements as to safety, and has the identity and strength and meets the quality and purity characteristics that it purports to;

1.1.6	“Clinical Trials” shall have the meaning ascribed to this term in the fourth paragraph of the Preamble;
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1.1.7	“Commercialization Rights” shall have the meaning ascribed to this term in Subsection 9.1.1 and as further defined in Subsection 9.1.2;

1.1.8	“Confidential Information” shall have the meaning ascribed to this term in Subsection 14.1.1;

1.1.9	“Effective Date” shall be the date first written above;

1.1.10	“EMEA” shall mean the European Agency for the Evaluation of Medicinal Products, any of its successor agencies or departments, or any other agency serving the same or similar function;

1.1.11	“Event of Force Majeure” shall have the meaning ascribed to this term in Section 13.1;

1.1.12	“EXW” shall have the meaning set out in the Incoterms of 2000 published by the International Chamber of Commerce, as modified from time to time;

1.1.13
“FDA” shall mean shall mean the Food and Drug Administration; the United States of America federal government agency that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the United States of America, any of its successor agencies or departments, or any other agency serving the same or similar function;

1.1.14
“Finished Product(s)” shall mean the clinical lots for the following three products currently being developed by WEX based on a sodium channel blocking compound named Tetrodotoxin and its derivatives, namely Tetrodin™, Tectin™ and Tocudin™; in finished form and in any formulation, as further described in the Specifications;

1.1.15	“First Right of Refusal” shall have the meaning ascribed to this term in Subsection 9.1.1;

1.1.16	“Forecast(s)” shall mean the Initial Forecast and all Forecast Updates;

1.1.17	“Forecast Updates” shall have the meaning ascribed to this term in Section 5.2;

1.1.18	“Governmental Body” shall mean:
1.1.18.1	any domestic or foreign national, federal, provincial, state, municipal or other government or body;

1.1.18.2	any international or multilateral body;

1.1.18.3	any subdivision, ministry, department, secretariat, bureau, agency, commission, board or authority of any of the foregoing governments or bodies;
EXT — Manufacturing and Option Agreement

1.1.18.4	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or on behalf of any of the foregoing governments or bodies; or

1.1.18.5	any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, grand jury, tribunal, commission, board or panel.
1.1.19	“HPFB” shall mean the Health Products and Food Branch, a division of Health Canada, any of its successor agencies or departments, or any other agency serving the same or similar function;

1.1.20	“Initial Forecast” shall have the meaning ascribed to this term in Section 5.1;

1.1.21
“Know-How” means the skill or ingenuity based upon the body of knowledge which comprises all of the methods, processes, designs, information, formulas, manuals, guidelines and trade secrets relating to the API’s, the Finished Products and their formulation, including, without limitation, and all information necessary for obtaining the Regulatory Approvals;

1.1.22	“Lead Time” shall have the meaning ascribed to this term in Subsection 5.3.1;

1.1.23	“Licence Agreement” shall have the meaning ascribed to this term in Subsection 9.1.1;

1.1.24	“Licence Term” shall have the meaning ascribed to this term in Subsection 9.1.4;

1.1.25
“Loss” or “Losses” shall mean all liability claims, demands, damages, actions, suits, and judgments instituted by third parties against either of the parties hereunder attributable to bodily injury, sickness, disease, death, injury to property, infringement of intellectual property rights or otherwise, including, without limitation, reasonable attorney’s fees and investigation and other costs;

1.1.26	“New Drug Application” or “NDA” — an application to the FDA for marketing approval for a new therapeutic agent made upon successful completion of clinical trials;

1.1.27	“New Drug Submission” or “NDS” — an application to the HPFB for marketing approval for a new therapeutic agent made upon successful completion of clinical trials;

1.1.28
“Net Manufacturing Costs” shall mean the costs incurred by Sabex in the manufacturing of the Finished Products pursuant to the terms and conditions of this Agreement, as such costs are defined in Schedule “1.1.26” attached hereto;

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1.1.29	“Notice of Compliance” or “NOC” means a notice issued under section C.08.004 of the Food and Drug Regulations enacted under the Act to allow the commercialization of a new pharmaceutical product;

1.1.30	“Person(s)” shall mean and include any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, Governmental Body, and any other form of entity or organisation;

1.1.31	“Purchase Order” shall have the meaning ascribed to this term in Subsection 5.3.1;

1.1.32
“Regulatory Agency” or “Regulatory Agencies” shall mean any appropriate Governmental Body having jurisdiction over the approval of drugs and pharmaceutical products in any jurisdiction of the Research Area;

1.1.33
“Regulatory Approval(s)” shall mean all the necessary permits, licences and approvals from the appropriate Regulatory Agencies, to market, sell and distribute the Finished Products in the Research Area;

1.1.34	“Remaining Inventory” shall have the meaning ascribed to this term in Section 4.3;

1.1.35	“Research Area” shall mean the countries of Canada, the United States of America and the member states of the European Community;

1.1.36
“Specifications” shall mean the Finished Products’ process and manufacturing specifications and instructions, quality assurance and other applicable procedures, and product descriptions applicable to the Finished Products provided by WEX to Sabex, as such Specifications are set forth in Schedule “1.1.36” attached hereto;

1.1.37	“Term” shall mean the period set forth under Section 4.1;

1.1.38	“Territory” shall mean the country of Canada; and

1.1.39	“Third Party Offer” shall have the meaning ascribed to this term in Subsection 9.2.5.
1.2	Schedules
The schedules which are attached to this agreement are incorporated into this agreement by reference and are deemed to be part hereof. In the event of an inconsistency between the terms of this Agreement and the Schedules, the terms of this Agreement shall prevail.

Schedule	Description

1.1.26	Sabex’s Net Manufacturing Costs
1.1.36	Specifications
9.1.2	Patents or Patent Applications
5.1	Initial Forecast
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1.3	Currency
Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.
1.4	Choice of Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein, without regard to the principles of conflict of laws.
1.5	Interpretation Not Affected by Headings of Party Drafting
The division of this agreement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement” and the schedules hereto and not to any particular article, section or subsection or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto. Each party hereto acknowledges that it and its legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.
1.6	Number and Gender
In this Agreement, unless there is something in the subject-matter or context inconsistent therewith, (i) words in the singular number include the plural and such words shall be construed as if the plural had been used, (ii) words in the plural include the singular and such words shall be construed as if the singular had been used, and (iii) words importing the use of any gender shall include all genders where the context or party referred to so requires, and the rest of the sentence shall be construed as if the necessary grammatical and terminological changes had been made.
1.7	Time of essence
Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.
2.	REGULATORY APPROVALS

2.1	Regulatory Approvals
2.1.1
WEX shall be responsible at its sole cost and expense for conducting any necessary clinical trials to obtain any and all Regulatory Approvals to commercialize the Finished Products anywhere in the Research Area; Sabex not to be incurring any liability for failure of WEX of obtaining such Regulatory Approvals.

EXT — Manufacturing and Option Agreement

2.1.2
Sabex acknowledges that it will fully co-operate with WEX and provide to WEX the technical information in its possession concerning the Finished Products to be manufactured so that WEX can obtain the Regulatory Approvals as soon as reasonably possible. WEX shall reimburse Sabex any and all reasonable costs and expenses that Sabex may incur in providing this assistance and information. All costs associated with any required validations relating to the Finished Products will be invoiced to WEX at Sabex’s Net Manufacturing Costs.

2.1.3
All documentation necessary to obtain the Regulatory Approvals shall be prepared and filed by WEX, who shall confer regularly with Sabex to report on the status of the clinical trials and the related regulatory filings. Sabex shall have the right to receive any such documentation submitted by WEX to the Regulatory Agencies in the Territory promptly upon a simple request from Sabex.

2.1.4
WEX shall inform Sabex immediately upon receipt of any such Regulatory Approvals and shall provide Sabex with copies thereof as well as of any correspondence from the Regulatory Agencies relating to same. WEX also agrees not to make any decisions likely to have a material effect on the development toward commercialization of the Finished Products in the Territory without consulting Sabex.

2.1.5
WEX agrees to disclose to Sabex all the technical instructions for the analysis of the API’s as well as the Know-How for the processing and analysis of same which are necessary in order to obtain the Regulatory Approvals and to allow Sabex to effectively manufacture Finished Products meeting the Specifications. WEX shall also provide Sabex with all pre-clinical and clinical data, marketing information, safety and stability testing and any other results of studies in its possession relating to the API’s.

3.	MANFUCTURE AND SUPPLY OF FINISHED PRODUCTS

3.1	Manufacture and Supply of Finished Products
3.1.1
During the Term of this Agreement, Sabex shall, subject to the terms and conditions of this Agreement, manufacture and sell exclusively to WEX the Finished Products (including placebo) ordered by WEX pursuant to Section 5.3 for completion of the Clinical Trials, subject to a maximum of one hundred thousand (100,000) Finished Products for the Term.

3.1.2
WEX agrees to exclusively purchase the Finished Products from Sabex for the Term, subject to the following exceptions: (i) to satisfy WEX’s requirements in excess of the limitation set forth in Subsection 3.1.1 above, (ii) to comply with any FDA or EMEA instructions requesting that the Finished Products be sourced in their respective jurisdiction and (iii) to conduct a clinical study before it reaches the Phase II b).

3.1.3
WEX agrees to provide Sabex free of charge at its Boucherville facilities all necessary API’s entering into the composition of Finished Products to be manufactured by Sabex for the Term in accordance with Subsection 5.3.4.

EXT — Manufacturing and Option Agreement

3.1.4
It is acknowledged by Sabex that WEX is already engaged in discussions to enter into a global agreement with a third party with regard to the commercialization of the Finished Products outside the Territory. The parties agree to negotiate in good faith the entering into of a global manufacturing agreement for the supply of Finished Products to WEX for sale outside the Territory, directly or through third parties, upon a request to that effect from WEX.

4.	TERM AND TERMINATION

4.1	Term
The term of this Agreement shall commence on the Effective Date and shall continue for an initial period of three (3) years. This initial term shall also be renewable by mutual agreement of the parties (the “Term”).
4.2	Termination
4.2.1
In the event that either party materially breaches or defaults on any of its obligations, representations, warranties, or covenants under this Agreement, the other party may give written notice to the defaulting party setting forth in reasonable details the nature of such breach or default. If the defaulting party fails to cure such breach or default within sixty (60) days from the date of such notice, this Agreement shall be subject to immediate termination upon additional written notice to the defaulting party. The non-defaulting party shall have available to it and may pursue all other rights and remedies under applicable laws.

4.3	Results of Expiry or Termination
Upon expiry or earlier termination of this Agreement by reason of WEX’s default, WEX shall purchase from Sabex any Finished Products that are on hand or have been ordered by WEX on the termination date in an amount of up to and including one hundred and twenty-five percent (125%) of the updated Forecast (the “Remaining Inventory”).
5.	FORECAST AND ORDERS

5.1	Monthly Estimated Requirements
On the Effective Date, WEX shall provide Sabex with a non-binding forecast, showing WEX’s estimated requirements of Finished Products by month, for the first twelve (12) months of the Term, said forecast being attached hereto and incorporated herein by reference as Schedule “5.1” (“Initial Forecast”).
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5.2	Forecast Updates
Every three (3) months during the Term, WEX shall provide Sabex with a good faith, non-binding forecast update of its estimated requirements by month, of Finished Products for the twelve-month (12) period commencing on the first day of the immediately following calendar month (“Forecast Updates”).
5.3	Purchase Orders
5.3.1
WEX shall authorize the manufacture and packaging of Finished Products by issuing a firm purchase order (“Purchase Order”) to Sabex which is reasonably consistent with the Forecast and Sabex shall supply the Finished Products so ordered to WEX. Each Purchase Order shall be in a form and contain terms previously agreed to by the parties and shall indicate the quantities of each of the Finished Products requested. The proposed delivery date recited in the Purchase Order shall always be at least three (3) months (the “Lead Time”) following the date when the API’s necessary for Sabex to manufacture the Finished Products have arrived at Sabex’s Boucherville facilities pursuant to Subsection 5.3.4.

5.3.2	The packaging of Finished Products shall be as per Sabex’s standard packaging formats.

5.3.3
Sabex shall promptly acknowledge each Purchase Order by signing and returning to WEX the acknowledgement copy of each Purchase Order promptly after its receipt. By signing such Purchase Order, Sabex will confirm its approval of such order. If accepted by Sabex, such Purchase Order shall be binding upon WEX. Failure of Sabex to deliver to WEX a written notice objecting to a Purchase Order within five (5) business days after receipt of the Purchase Order shall constitute Sabex’s acceptance of the Purchase Order.

5.3.4
Upon confirmation or deemed confirmation of approval of a Purchase Order by Sabex pursuant to Subsection 5.3.3, WEX shall ship to Sabex’s Boucherville facilities the quantities of API’s necessary to manufacture the Finished Products so ordered, within a period of ten (10) days of such confirmation or deemed confirmation of approval.

5.3.5	In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of any Purchase Order, the terms and conditions of this Agreement shall prevail.
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5.4	Increase over updated Forecasts
WEX may request Sabex to accept an increase over WEX’s updated Forecast of Finished Products (a) if WEX’s increase is less than or equal to ten percent (10%) over the amount indicated in WEX’s updated Forecast, Sabex shall be obligated to provide the amount requested in the Purchase Order; and (b) if WEX’s increase is greater than ten percent (10%) over the amount requested in WEX’s updated Forecast, Sabex’s sole obligation with respect thereto shall be to exercise commercially reasonable efforts to accommodate WEX’s request which exceeds such updated Forecast.
6.	PRICE AND PAYMENT

6.1	Price
Subject to the terms and conditions of this Agreement, WEX shall purchase all Finished Products for which a Purchase Order has been submitted and accepted by Sabex. WEX shall pay Sabex for the Finished Products so ordered Sabex’s Net Manufacturing Costs, as such costs shall be calculated in accordance with Schedule “1.1.20”. Any amounts mentioned herein shall be excluding applicable taxes, which shall be collected by Sabex and remitted to the appropriate Governmental Body, if any.
6.2	Payment
Sabex shall invoice WEX for each shipment of Finished Products promptly upon the delivery of the Finished Products to WEX’s carrier at Sabex’s loading dock. Payment for such Finished Products shall be made by WEX to Sabex within thirty (30) days from the date of the invoice.
6.3	Interests
In the event that WEX shall fail to pay any invoice due in accordance with Section 6.2, interest shall accrue on overdue amounts at the rate of one and one-half percent (1.5%) per month (or eighteen percent (18%) annually); a maximum delay of three (3) months will be tolerated, after which Sabex shall have the right to ask for additional guarantees of payment, and in case of denial, to terminate the Agreement, without WEX having the right to ask for any kind of reimbursement and saving the rights of Sabex to recover the possible credits and compensation for damages suffered; the whole except with respect to invoices disputed in good faith by WEX pursuant to Section 7.4, for which interest shall not accrue on the amounts in dispute during the pendency of such dispute and further subject to Article 16 (arbitration).
7.	DELIVERY

7.1	Delivery of Finished Products, Transfer of Risks and Property, Costs
All Finished Products shall be delivered EXW on the date specified in the applicable Purchase Order, except to the extent that WEX’s Purchase Order exceeds the Forecast Update by greater than ten percent (10%), in which event, the delivery of quantities in excess of ten percent (10%) of the Forecast Update shall be made EXW in accordance with the provisions of Sections 5.4 and 7.3. In accordance with EXW rules, title, possession, and risk of loss shall pass to WEX upon the Finished Products being put at the disposal of WEX’s carrier at Sabex’s loading dock. Upon arrival of the Finished Products to WEX’s designated facilities, WEX shall promptly inspect all Finished Products in a reasonable manner. All costs associated with the shipment of the Finished Products to WEX’s facilities will be supported by WEX.
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7.2	Requirements at delivery
Prior to or concurrently with the delivery of the Finished Products at Sabex’s loading dock, WEX shall be provided with a Certificate of Analysis.
7.3	Delivery Date
Subject to the terms and conditions of this Agreement, Sabex shall ensure that all Finished Products ordered pursuant to a valid Purchase Order which is in conformance with Section 5.3 above, are delivered on the scheduled delivery dates. Delivery of ninety percent (90%) or more of any such Purchase Order shall be considered a complete order, provided that the remaining quantities of any such Purchase Order are delivered within the thirty (30) day period following the requested delivery date.
7.4	Compliance of Finished Products
7.4.1
WEX shall have the right to reject or revoke acceptance of any Finished Products which are not as warranted in Section 10.2, at any time during the period of twenty (20) days following the date of arrival of such Finished Products to WEX’s facilities.

7.4.2
In the event WEX tests the Finished Products to determine whether the Finished Products meet the Specifications and finds that the Finished Products do not conform to the Specifications, WEX shall report any adverse findings to Sabex within the twenty (20) day period following delivery of the Finished Products to WEX’s facilities. All Finished Products not meeting the Specifications and not capable of being reworked into Finished Products meeting Specifications, shall be returned to and disposed of by Sabex, after proof has been established that they were handled and stored properly by WEX.

7.4.3
Sabex shall replace at WEX’s location any Finished Products which are mutually determined not to meet Specifications. Such replacement Finished Products shall conform to the Specifications and shall be at no additional cost to WEX.

7.4.4
If the analysis or assay of a sample of the Finished Products performed by or for WEX indicates that the batch of Finished Products does not meet Specifications and Sabex’s analysis or assay of its sample from the same batch indicates that the batch does meet Specifications, Sabex will so advise WEX and a joint investigation will be conducted to determine the cause of the failure.

7.4.5
The party who was responsible for causing the product not to meet the Specifications shall bear all risk of loss with respect thereto, including but not limited to the cost of the joint investigation and any independent third party testing of Finished Products as well as destruction costs.

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8.	REGULATORY MATTERS AND DOCUMENTATION

8.1	Compliance with Specifications and Regulations
During the Term of this Agreement, Sabex shall, in the manufacturing of the Finished Products, comply with the Specifications provided by WEX and with all applicable local, provincial and federal laws and regulations, including the Act, the applicable cGMP and any other relevant regulations promulgated by the HPFB.
8.2	Reviewing of Specifications
During the Term of this Agreement, the parties may revise the Specifications only by mutual written agreement. If a change or a modification to the Specifications becomes mandatory pursuant to changes in the Act, or pursuant to any policy or policy changes of the HPFB, then both parties shall work diligently in changing or modifying the Specifications in accordance with said changes or modifications. In such an event, the Purchase Price shall be adjusted accordingly if Sabex’s Net Manufacturing Costs are modified as a result of such revision.
8.3	Records of Operations
Sabex shall ensure that complete and accurate records of all operations in the manufacture and supply of Finished Products under this Agreement are maintained pursuant to the applicable regulations.
8.4	Governmental Bodies and Other Inquiries
Upon being contacted by any Governmental Body in the Territory in connection with the API’s, the Finished Products or any other matter which might reasonably be expected to affect the rights or obligations of the other party under this Agreement, the party so contacted shall immediately notify the other party. Each party, as appropriate, shall respond to all inquiries regarding the API’s and Finished Products from Governmental Bodies throughout the Territory and the parties shall provide one another with reasonable assistance in this regard.
9.	FIRST RIGHT OF REFUSAL TO ACQUIRE EXCLUSIVE LICENCE

9.1	GRANT
9.1.1
In consideration for the manufacture and supply to WEX of Finished Products for the conduct of the Clinical Trials, WEX hereby grants to Sabex a first right of refusal (the “First Right of Refusal”) to acquire an exclusive license in the Territory (the “Licence Agreement”), to all of WEX’s rights required to make, have made, use, sell, have sold, offer for sale, market, and distribute each of the Finished Products, in any injectable pharmaceutical formulation, once a NOC has been obtained from the HPFB for each of the Finished Products (the “Commercialization Rights”).

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9.1.2
The Commercialization Rights include all the rights necessary for the manufacture, promotion, testing, marketing, distribution and sale, of the Finished Products including, but not limited to, information, data, formulae, inventions, patents or patent applications (a list of such patents or patent applications existing as of the Effective Date is attached hereto as Schedule “9.1.2”), improvements, manufacturing and medical information, copyrights, know-how and trade secrets, whether protectable or not as trade secrets, including copies of any standard operating procedures that apply to the production, manufacturing and packaging of the Finished Products, as well as the WEX’s current analytical test methods and all other intellectual property rights related to the Finished Products; it however being understood that (i) all research and Clinical Trials for the Finished Products shall always be accomplished by WEX as provided in this Agreement, (ii) WEX shall have complete control over such research and clinical trials, and (iii) Sabex shall be granted access to the results of such research and Clinical Trials as part of the Commercialization Rights.

9.1.3
As part of the Licence Agreement, Sabex shall have the complete exclusivity of the manufacture and sale of Finished Products in the Territory. WEX will undertake in the Licence Agreement not to, directly or indirectly, supply the Finished Products or the API’s to any other entity for the manufacturing of Finished Products intended for sale in the Territory.

9.1.4
The term of this License Agreement shall be variable for each of the Finished Products, and shall be the date upon which the last of the licensed patent(s) claims covering the Commercialization Rights expires for each of the Finished Products, whether by statute or otherwise (the “Licence Term”) and the effective date shall also be variable for each of the Finished Products, starting from the notice received from the HPFB confirming the granting of the NOC for each of the Finished Products. Each time such an approval from the HPFB has been received for one of the Finished Products, it shall be added to the Licence Agreement.

9.1.5
It is understood that Sabex shall be free to manufacture and sell the Finished Products in the Territory without any further restrictions or payments after the expiration of the Licence Term, subject however to Sabex exclusively purchasing its API’s from WEX, at a reasonable and competitive price to be mutually agreed upon and subject to the payment of a reasonable royalty to be agreed upon for use of WEX’s trade-marks used in connection with each such Finished Products.

9.2	EXERCISE
9.2.1
Following a notice sent by WEX to Sabex advising it of the incoming grant of a NOC for the first of the Products, according to the information reasonably available to it, the parties will have three (3) months to negotiate in good faith and fairness and in a diligent manner mutually acceptable and reasonable terms and conditions for the Licence Agreement, which are standard and competitive in the Canadian pharmaceutical industry.

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9.2.2
The Licence Agreement shall also include the licensing of the trademarks owned by WEX for each of the Finished Product in consideration of the payment by Sabex of either a royalty or profit sharing mechanism to be agreed upon. The terms and conditions of such compensation will depend on drug acceptability, market potential and market shares captured.

9.2.3
If the parties arrive to an agreement within this three (3) month period, it shall be in writing and it shall be conditional upon the granting of the NOC for this Finished Product within the following twelve (12) months. If such NOC is not granted within this twelve (12) month period, the negotiated agreement will be of no further force and effect and WEX shall have an obligation to send a new notice to Sabex to negotiate the terms and conditions for the Licence Agreement within a new three (3) month period, before having the right to negotiate the Commercialization Rights for the Territory with a third party.

9.2.4
This procedure shall apply for as long as the parties have not had a three (3) month period to negotiate an agreement for the Commercialization Rights in the Territory and that a NOC is not granted for any of the Finished Products within the next twelve (12) months.

9.2.5
If no agreement can be arrived at during this three (3) month period to negotiate the terms of the Licence Agreement, it is understood that WEX will not be allowed to enter into an agreement of the same nature for the Commercialization Rights in the Territory for any of the Finished Products, with a third party making a bona fide offer (the “Third Party Offer”), before having notified and sent to Sabex on a confidential basis as hereinafter provided a copy of such Third Party Offer, for any of the Finished Products in order for Sabex to fully appreciate the extent and consequences of such Third Party Offer on the manufacturing and distribution of the Finished Products for the Territory.

9.2.6
Sabex shall then have twenty (20) days to decide if it shall exercise its First Right of Refusal. Sabex agrees to sign and be bound by the terms of a non-disclosure agreement, concurrently with the receipt of the Third Party Offer, as may be reasonably necessary to maintain confidential the information contained therein.

9.2.7
Should Sabex decide to avail itself of its First Right of Refusal, WEX shall notify the third party offeror of its refusal of the Third Party Offer and Sabex shall enter into the Licence Agreement with WEX on terms and conditions not less favourable than those of the Third Party Offer. If Sabex decides not to avail itself of its First Right of Refusal, WEX shall be free to enter into an agreement on the exact terms of the Third Party Offer with such third party offeror.

9.2.8
WEX shall then notify in writing Sabex, within the next ten (10) business days of such event, of the conclusion or non conclusion of this agreement with such third party offeror. If WEX does not enter into such an agreement, the First Right of Refusal shall remain in effect for any new third party bona fide offer WEX may receive thereafter and the procedure set out herein shall apply mutatis mutandi.

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9.3	Undertakings of WEX
9.3.1
WEX undertakes to supply Sabex with all necessary API’s for the manufacture and sale of Finished Products by Sabex for the term of the Licence Agreement, at a set price, including an adjustment mechanism, to be mutually agreed to by the parties in the Licence Agreement.

9.3.2
WEX undertakes not to distribute directly the Finished Products in the Territory, thereby depriving Sabex of its First Right of Refusal to acquire a license to the Commercialization Rights, should the parties fail to negotiate acceptable terms and conditions for the Licence Agreement. However, this restriction shall not be interpreted as to prevent WEX from selling each of the Finished Products in the Territory under the Special Access Programme of the HPFB or any equivalent program until the NOC for such Finished Product is obtained or definitively refused.

9.4	Undertakings of Sabex
Subject to Subsection 3.1.1 and to Section 4.1, Sabex undertakes to continue to supply the Finished Products to WEX for a reasonable interim period of time to be negotiated in good faith, but to be not less than three (3) months and not to exceed six (6) months, if the parties can not agree on acceptable terms and conditions for the Licence Agreement pursuant to this article 9. These Finished Products to be supplied during the above-mentioned interim period will be invoiced to WEX at Sabex’s Net Manufacturing Costs multiplied by 2.5.
10.	REPRESENTATIONS AND WARRANTIES OF SABEX
Sabex hereby represents and warrants as follows and hereby acknowledges and confirms that WEX is relying on such representations and warranties in connection with the manufacture of the Finished Products:
10.1	Corporate Existence
Sabex is a company duly organized, validly existing and in good standing under the laws of Canada, has the corporate power to own its properties and carry on its business as the business is now being conducted.
10.2	Warranties of Sabex Regarding the Finished Products
Sabex warrants that the Finished Products shall (i) at time of delivery to WEX’s carrier, conform to the Specifications, and (ii) not be adulterated or misbranded within the meaning of the Act.
10.3	Execution and Delivery of Agreement
The execution and delivery of this Agreement by Sabex and the observance and performance of the terms and provisions of this Agreement on the part of Sabex to be observed and performed have been duly authorized and do not constitute a violation of applicable laws or a violation or a breach of Sabex’s charter documents or by-laws.
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10.4	Veracity of Representations and Warranties
No representation or warranty contained in this Article 10 and no statement contained in any schedule, list, or other disclosure document provided or to be provided to WEX pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact which is necessary in order to make the statements contained therein not misleading.
10.5	Limitation of Representations or Warranties
EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SABEX MAKES NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND IN ALL CASES SABEX SHALL NOT INCUR ANY INDIRECT, INCIDENTAL, SPECIAL, OR CONSEQUENTIAL LIABILITIES OF ANY KIND, INCLUDING WITHOUT LIMITATION, LOST BUSINESS, LOST SAVINGS AND LOST PROFITS, REGARDLESS OF THE CAUSE AND WHETHER ARISING IN CONTRACT OR OTHERWISE, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH LIABILITIES.
11.	REPRESENTATIONS AND WARRANTIES OF WEX
WEX hereby represents and warrants as follows and hereby acknowledges and confirms that Sabex is relying on such representations and warranties in connection with the purchase by it of the Finished Products:
11.1	Corporate Existence
WEX is a company duly organized, validly existing and in good standing under the laws of Canada, has the corporate power to own its properties and carry on its business as the business is now being conducted.
11.2	Execution and Delivery of Agreement
The execution and delivery of this Agreement by WEX and the observance and performance of the terms and provisions of this Agreement on the part of WEX to be observed and performed have been duly authorized and do not constitute a violation of applicable laws or a violation or a breach of WEX’s charter documents or by-laws or any provision of any contract or other instrument to which WEX is a party or by which it is bound, or any order, writ, injunction, decree, statute, rule, by-law or regulation applicable to it, nor do they constitute a default (or would with the passage of time or the giving of notice or both, or otherwise, constitute a default) under any contract, agreement or instrument to which WEX is a party or by which WEX is bound; WEX is not a party to or bound by any mortgage, lien, deed of trust, or any material lease, agreement or instrument, or any order, judgment or decree which would require the consent of another to the execution of this Agreement or prohibit or require the consent of another to fully give effect to any of the transactions referred to in or contemplated by this Agreement.
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11.3	Compliance with applicable laws in the Research Area
In the conduct of the Clinical Trials, WEX shall be solely responsible for complying with all laws and regulations applicable in the Research Area including, without limitation, laws and regulations relating to the importation of the Finished Products.
11.4	Ownership of Commercialization Rights
WEX represents and warrants that it is the owner of record of the Commercialization Rights and it has the right to apply for patents that are part of the Commercialization Rights.
11.5	No Litigation
11.5.1
There are no suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations affecting WEX or the right of WEX to manufacture, sell or use the API’s or grant a licence to the Commercialization Rights and no such suits, actions or legal, administrative, arbitration or other proceedings or governmental investigations affecting the ownership of the API’s, the right to sell the API’s or the grant of a licence to the Commercialization Rights have been served on WEX.

11.5.2
WEX is not subject to any liability, claim, or threatened claim, accrued, contingent or otherwise by any person under any law, rule, regulation or order of any Governmental Body, which could likely adversely affect the supply of the API’s to Sabex including, without limitation, any third party personal liability claims, environmental damage or order for remediation or non compliance with any environmental laws with respect to the production of the API’s.

11.6 No Infringement of Third Parties Intellectual Property Rights
WEX represents and warrants that, to the best of its knowledge, (i) the production, manufacture and sale of the API’s to Sabex, (ii) the grant to Sabex of a licence to the Commercialization Rights, and (iii) the use by Sabex of the Know-How, the API’s and the Commercialization Rights to manufacture and sell Finished Products in the Territory, do not infringe third party’s intellectual property rights in the Territory. For the purpose of this Section 11.6, the reference to “the best knowledge of WEX” shall be deemed to mean the actual knowledge of WEX, after having made due and diligent inquiry as it considers necessary as to the matter that is the subject of the representations and warranties contained in this Section 11.6.
WEX confirms that it has not received any notice, complaint, threat or claim alleging infringement of any patent rights, Know-How, trade-mark, trade name, copyright, industrial design, trade secret or other intellectual property rights of any other person and its activities relating to the API’s and the Finished Products do not include any activity which may constitute passing off.
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11.7	Veracity of Representations and Warranties
No representation or warranty contained in this Article 11 and no statement contained in any schedule, list, or other disclosure document provided or to be provided to Sabex pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact which is necessary in order to make the statements contained therein not misleading.
12.	INDEMNIFICATION

12.1	Indemnification by Sabex
12.1.1
Sabex shall, at its expense, defend any action or claim instituted against WEX or its Affiliates and indemnify and hold harmless WEX and its Affiliates, together with their respective officers, directors, employees, agents, and insurers for any Loss arising out of Sabex’s breach of (i) its warranties or (ii) Sabex’s covenants each as set forth in this Agreement.

12.1.2
In such event, WEX shall not settle any such claim without the prior written consent of Sabex, which consent shall not be unreasonably withheld or delayed, and Sabex shall have the right, if it so wishes, to conduct negotiations to settle or to conduct any litigation arising out of any such claim, at its expense. WEX shall provide prompt and written notice of any claim to Sabex and WEX shall cooperate in the defense of the claim.

12.2	Indemnification by WEX
12.2.1
WEX shall, at its expense, defend any action or claim instituted against Sabex or its Affiliates and indemnify and hold harmless Sabex and its Affiliates, together with their respective officers, directors, employees, agents, and insurers for any Loss arising out of WEX’s breach of (i) its warranties or (ii) WEX’s covenants each as set forth in this Agreement.

12.2.2
In such event, Sabex shall not settle any such claim without the prior written consent of WEX, which consent shall not be unreasonably withheld or delayed, and WEX shall have the right, if it so wishes, to conduct negotiations to settle or to conduct any litigation arising out of any such claim at its expense. Sabex shall provide prompt and written notice of any claim to WEX and Sabex shall cooperate in the defense of the claim.

12.3	Insurance
Sabex and WEX shall maintain insurance policies covering their respective obligations under this Article 12 issued by reputable insurance companies under ordinary terms and conditions in the pharmaceutical industry and will prove the existence thereof to the other party if so requested.
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13.	FORCE MAJEURE

13.1	Event of Force Majeure
13.1.1
“Event of Force Majeure” means any event or circumstance occurring after the Effective Date which was beyond the reasonable control of the party invoking such event or circumstance (including fire, flood, earthquake, elements of nature or acts of God, acts of war, terrorism, riots, civil disorders, rebellions, power outages, strikes or lockouts, or acts of a Regulatory Agency) and which event or circumstance was either (i) unforeseeable, or (ii) foreseeable, but could not have been avoided, prevented or overcome through the exercise of reasonable diligence. “Event of Force Majeure” does not include (i) any event or circumstance which was caused by the negligence or willful act outside the scope of the duties and obligations under this Agreement of the party invoking an Event of Force Majeure or the employees or agents of such party, and (ii) financial inability to perform or changes in market conditions.

13.1.2	A party shall be excused from its failure to perform any of its obligations hereunder if such party is unable to perform such obligation by reason of an Event of Force Majeure.

13.1.3	If a party wishes to invoke an Event of Force Majeure, such party shall:
13.1.3.1
immediately notify the other party of (i) the occurrence of such Event of Force Majeure, (ii) the estimated date on which the Event of Force Majeure began, and (iii) the nature of the Event of Force Majeure;

13.1.3.2	not be entitled to suspend performance under this Agreement of any greater scope or longer duration than is required by the Event of Force Majeure;

13.1.3.3
use all commercially reasonable efforts to (i) mitigate the effects of the Event of Force Majeure (including through the reasonable use of alternate sources, work-around plans or other means), (ii) cure its inability to perform, (iii) resume full performance hereunder as soon as practicable, and (iv) keep the other party apprised of such efforts on a continuous basis; and

13.1.3.4	as soon as reasonably practicable, submit to the other party evidence of the Event of Force Majeure.
13.1.4	The party invoking an Event of Force Majeure shall:
13.1.4.1	forthwith after the termination of the Event of Force Majeure notify the other party of such termination; and

13.1.4.2	as soon as practicable after the termination of the Event of Force Majeure resume performance of the obligations affected by such Event of Force Majeure and notify the other party of such resumption.
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14.	CONFIDENTIALITY

14.1	Confidentiality of information
14.1.1
Sabex shall not, as long as the Licence Agreement referred to in Subsection 9.1.1 shall not have been entered into by and between Sabex and WEX, without the consent of WEX, directly or indirectly communicate or disclose to any person any confidential knowledge or information howsoever acquired including, without limitation, information received relating to or concerning the Clinical Trials, customers, API’s, Finished Products, technology, Know-How, intellectual property rights, systems, operations or other confidential information regarding WEX’s business or that of any of its Affiliates (“WEX Confidential Information”), nor shall it use or make available any such WEX Confidential Information directly or indirectly in connection with any business or activity in which it is or proposes to be involved, or in connection with the solicitation or acceptance of employment with any person. WEX undertakes to do likewise with respect to any confidential knowledge or information howsoever acquired or other confidential information regarding Sabex’s business or that of any of its Affiliates (the “Sabex Confidential Information”). For the purposes of this article, shall be excluded from the obligations of confidentiality and non-disclosure hereunder the WEX Confidential Information ant the Sabex Confidential Information (collectively the “Confidential Information”) which the recipient thereof demonstrates:

14.1.1.1	is a part of the public domain through no act or omission of such party or its officers, employees, agents, advisor or other representatives;

14.1.1.2	was lawfully within its possession prior to its receipt thereof from the disclosing party;

14.1.1.3	was received in good faith by the receiving party from a third party, who was lawfully in possession of, and had the right to disclose, the same; or

14.1.1.4
is information which such party is required by law to disclose, provided that such party first notifies the other party that it believes it is required to disclose such information and it allows the other party a reasonable period of time to contest the disclosure of such information.

14.1.2	The obligations of this Agreement regarding Confidential Information shall survive expiry or termination of this Agreement for as long as they remain confidential.
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15.	NOTICES
All notices in connection with this Agreement shall be in writing and either hand-delivered, mailed by registered or certified mail, postage prepaid or sent by telecopier (with confirmation notices sent as described below). Any such notice shall be deemed to have been received on the date of the hand-delivery, if delivered by hand, on the fifth (5th) business day following the date of mailing if sent by registered or certified mail or on the date shown on the telecopier report slip if sent by telecopier. The parties respective addresses for the purpose of receiving such notices are as follows:

If to Sabex:	SABEX 2002 INC. 145 Jules-Léger Street, Boucherville, Quebec, Canada J4B 7K8

	Attention of: Facsimile number:	President 450.641.8615

With a copy to:

LÉGER ROBIC RICHARD 55 St. Jacques Montreal, Quebec, Canada H2Y 3X2

	Attention of: Facsimile number:	Georges T. Robic 514.845.7874

If to WEX:	INTERNATIONAL WEX TECHNOLOGIES INC. 777 Hornby Street Suite 2000 Vancouver, British Columbia, Canada V6Z 1S4

	Attention of: Facsimile number:	President 604.683.8868

With a copy to:

FASKEN MARTINEAU DuMOULIN LLP Suite 3400 800 Place Victoria Montreal, Quebec, Canada H4Z 1E9

	Attention of: Facsimile number:	Paul Marcotte 514.397.7600
Either party may, at any time, give notice of any change of address to the other and the address specified therein shall be such party’s address for the purpose of receiving notices.
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16.	ARBITRATION
Any dispute, controversy or claim arising out of or relating to this Agreement, the breach, termination or invalidity thereof, shall be finally settled by arbitration under the auspices of the Quebec National and International Commercial Arbitration Centre, by means of an arbitration and to the exclusion of courts of law, in accordance with its General Commercial Arbitration Rules in force at the time the Agreement is signed, by the decision of a single arbitrator who’s decision shall be final and binding and which can not be appealed. The arbitration will take place in Montreal (Quebec). This arbitration procedure shall however not apply to patent infringement disputes or other related intellectual property matters, if any.
17.	GENERAL PROVISIONS

17.1	Assignability
Neither this Agreement nor any rights or obligations hereunder are assignable by a party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however that either party may assign this Agreement and the rights and obligations hereunder to any third party who purchases or otherwise acquires all or substantially all of that party’s assets or shares, except to the extent that the third party which purchases or otherwise acquires all or substantially all of such assets or shares shall not be a competitor of the other party with respect to the Finished Products. In the event of such an assignment by a party, it shall remain primarily (and not secondarily or derivatively) liable for the full and timely performance by such assignee of all of its obligations hereunder for the Term.
17.2	Independent Contractors
It is not the intent of the parties to create a partnership or a joint venture or to assume partnership liability or responsibility. To the contrary, it is the intent of the parties that the obligations of the parties shall be limited to the obligations of each set out in this Agreement and the rights and obligations of the parties shall be several and not joint.
17.3	Waiver
Neither the failure nor any delay on the part of either party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof, or of any other right, power or remedy or preclude any further or other exercise thereof, or the exercise of any other right, power or remedy.
17.4	Binding Effect
This Agreement shall be binding upon and shall inure to the exclusive benefit of the respective parties, their legal representatives, successors, or permitted assigns. This Agreement is not intended to, nor shall it create any right in favour of any other party.
EXT — Manufacturing and Option Agreement

17.5	Validity
The invalidity or un-enforceability of any particular provision of this Agreement shall not affect any other provisions hereof, and this Agreement shall be construed in all other respect as if such invalid and unenforceable provisions were omitted.
17.6	Counterparts
This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute but one and the same instrument.
17.7	Entire Agreement
This Agreement contains the entire agreement between the parties hereto with respect to the supply of Finished Products to WEX by Sabex and supersedes any prior agreement entered into by and between the parties, including the letter of intent from Sabex dated October 28, 2003 and accepted by WEX on November 10, 2003, which shall be of no further force and effect. This Agreement shall not be modified or amended except by an instrument in writing signed by the parties hereto. Any Purchase Order used by WEX for the purpose of ordering Finished Products shall be solely for the purpose of specifying the type and quantity of Finished Products so ordered and WEX delivery requirements and shall not otherwise modify the rights and obligations of the parties hereunder.
17.8	Survival
17.8.1
The provisions contained in Articles and Sections 1, 2, 4.3, 6, 8.3, 9, 12, 14, 15, 16 and 17, as well as any other provisions which, by their terms, are stated or required to survive termination or expiration of this Agreement shall survive expiration or termination of this Agreement and remain in force until discharged in full. In addition, any other provisions required to interpret and enforce the parties’ rights and obligations or to wind up their outstanding obligations under this Agreement shall survive to the extent required.

17.8.2
However, it is agreed by the parties that the Right of First Refusal granted to Sabex pursuant to Article 9, including WEX’s obligation pursuant to Subsection 9.2.5 and undertaking pursuant to Subsection 9.3.2 shall survive the expiration of this Agreement as well as the termination of this Agreement provided that such termination is not caused by Sabex’s default.

EXT — Manufacturing and Option Agreement

17.9	Public Disclosure
Neither party shall disclose to any third party or originate any publicity, news release or public announcement, written or oral, whether to the public or the press, or otherwise, referring to the terms of this Agreement, including its existence, the subject matter to which it relates, the performance under it or any of its specific terms or conditions, except by such announcements as are:
17.9.1	mutually agreed upon by the parties in writing; or

17.9.2
in the reasonable opinion of legal counsel for the party making such announcements are required by law. If a party believes a public announcement to be required by law with respect to this Agreement, it will give the other party such notice as is reasonably practicable and an opportunity to comment upon the announcement.

17.10	Further Assurances
Each Party agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and to do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments that may be necessary or as the other party may at any time reasonably request in connection with this Agreement or to carry out more effectively the provisions or purposes of, or to better assure and confirm unto such other party its rights and remedies under, this Agreement. Each party agrees to cause each of its employees and agents to take all actions and to execute, acknowledge and deliver all instruments or agreements reasonably requested by the other party and necessary for the perfection, maintenance, enforcement or defence of that party’s rights under this Agreement.
17.11	Cost and Expenses of Transaction
Except as otherwise provided herein, each party shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including, without limitation, all fees and expenses of its legal counsels, employees, agents and representatives.
17.12	English language
The Parties hereto confirm that it is their wish that this Agreement be drawn up in English only. Les Parties aux présentes confirment leur volonté que cette convention soit rédigée en anglais seulement.
[Remainder of this page intentionally left blank. The next page is the signature page.]
EXT — Manufacturing and Option Agreement

SIGNATURES
IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by a duly authorised representative all as of the date first written above.
Signed in ______________this ____ day of March 2004.

(WEX)	INTERNATIONAL WEX TECHNOLOGIES INC.

	Per:	“Frank Shum” Name: Mr. Frank Shum Title: Chief Executive Officer and Chairman

Signed in ______________this ____ day of March 2004.

(Sabex)	SABEX 2002 INC.

	Per:	“Pierre Frechette” Name: Mr. Pierre Frechette Title: President and Chief Operating Officer
(Signatures end)
EXT — Manufacturing and Option Agreement
Signature page 1 of 1

SCHEDULE 1.1.26
SABEX’S NET MANUFACTURING COSTS
(SEE ATTACHED)
EXT — Manufacturing and Option Agreement

Schedule 1.1.26
The computation of “Net Manufacturing Costs” shall include:
The cost of raw materials.
Historical (pat year) scrap of raw materials, CHIP, and finished goods (exclusive of extraordinary losses). Scrap should be costed at the level of the cost bill when and where scrapped.
Department specific manufacturing overhead allocations, including, but not limited to, utilities, indirect manufacturing materials and supplies, supervision, plant management, maintenance, taxes (excluding income taxes) and insurance; consistent with allocation methods used historically by Sabex within the production facility.
Depreciation, which shall fairly reflect on a pro rata basis, the use of assets used for manufacturing Sabex products.
Direct labour costs attributable to the manufacture of the Sabex Products, plus engineering and other technical assistance required for production support.
Overhead allocations from involved service areas, including quality assurance, inventory storage and other services required to be performed hereunder in connection with the manufacturing of Sabex Products (including any mutually agreed upon services performed outside the manufacturing location); consistent with allocation methods used with all other products within the production facility.
Freight, taxes and import duties on raw materials payable by Sabex, if applicable; consistent with allocation methods used with all other products within the production facility.
Actual costs incurred for engineering services, permitting, equipment or otherwise in connection with compliance with environmental laws as a result of the manufacture of Sabex products; consistent with allocation methods used with all other products within the production facility.
All other direct costs attributable to the manufacture of the Sabex products, incurred by Sabex as a result of changes in GMP requirements and other applicable laws, contemplated manufacturing methods or other conditions affecting the manufacture of the Sabex products, consistent with allocation methods used with all other products within the production facility.
EXT — Manufacturing and Option Agreement

SCHEDULE 1.1.36
SPECIFICATIONS
(SEE ATTACHED)
[TO BE PROVIDED BY WEX]
EXT — Manufacturing and Option Agreement

PRODUCT:	TETRODOTOXIN		CODE: 1002596
PRODUCT:

FABRICANT:	Namming Maple Leaf Pharmaceutical Co, Ltd		PAGE: 1 de 1
MANUFACTURER:			PAGE: 1 of 1

Vérifié par	/s/ [ILLEGIBLE]	04-01-20	Émission: 2004-01-20
Verified by			Issue date

Approuvé par	/s/ [ILLEGIBLE]	04-01-21	Mise en Vigneur:
Approved by			Effective date

Approuvé par	/s/ [ILLEGIBLE]	04-01-21	Revision:
Approved by	International Wex Technologies Inc.		Revised
SPÉCIFICATIONS: MATIÉRE PREMIÉRE
SPECIFICATION: ACTIVE PHARMACEUTICAL INGREDIENT

DESCRIPTION:	Pondre [ILLEGIBLE]
DESCRIPTION:	White to off-white powder.

TEST	MÉTHODE	SPÉCIFICATIONS
(TEST)	(TEST METHOD)	(SPECIFICATION)

Description	Visuelle	Conforme
	Visual	Conforms

Solubilité Solubility	Sodexen 776	Soluble dans I’acide acétique diluté Soluble in dilute acetic acid
Insoluble dans I’can et dans I’éthanol anhydre Insoluble in water, anhydrous ethanol
Soluble [ILLEGIBLE] decomposition dans HCI et NaOH
Soluble and decomposable in HCI and NaOH

Identification	USP<197>	Spectre IR conforme au standard
	(IR–QC–004 Naming)	IR spectrum conforms to standard

	Sodexen 773	R, dn pic principal conforme au standard
	(HPLC)	R, od major peak conforms to standard

Transmittance	Sodexen 774	> 98.0%
Transmittancy	(UV)	> 98.0%

Clarté de la solution	Sodexen 774	Libre de toute substance visuelle
Clarity of solution		Freo of [ILLEGIBLE] substance

Perte én séchage	USP<731>	< 3.0%
Loss on drying	(QC–007 Naming)	< 3.0%

Subistances apparentées	Sodexen 773	< 3.0% (total)
Related substances	(HPLC)	< 3.0% (total)

Impuretés connues	Sodexen 773	Anhydro-TTX: < 1%
Enown Impurities	(HPLC)	Anhydro-TTX: < 1%

Dosage	Sodexen 773	> 96.0% (tol qnel)
Assxy	(HPLC)	> 96.0% (as is)
EXT — Manufacturing and Option Agreement

SCHEDULE 5.1
INITIAL FORECAST
[INITIAL 12 MONTH FORECAST TO BE PROVIDED BY WEX]
EXT — Manufacturing and Option Agreement

Initial 12 month forecast:	10,000 ampoules

Based on 1st one batch of 5,000 ampoules

Plus 2nd batch of 5,000 ampoules to be ordered at a later date with 2 months lead time
EXT — Manufacturing and Option Agreement

SCHEDULE 9.1.2
PATENTS OR PATENT APPLICATIONS
(SEE ATTACHED)
[TO BE PROVIDED BY WEX]
EXT — Manufacturing and Option Agreement

LIST OF PATENT APPLICATIONS ABOUT TETRODOTOXIN

				China Filing	China Filing	US Filing	US Filing
No.	DESCRIPTION	INVENTORS	PATENTEE	No.	Date	No.	Date

1	TTX Extraction Method	Zhou et al.	Wex Medical	00124516.3	09/18/2000	09/695,711	10/25/2000

2	Systemic Analgesia by TTX	Dong et al.	Wex Medical	00124517.1	09/18/2000	09/695,053	10/25/2000

3	Local Analgesia by TTX	Ku et al.	Wex Medical	00124518.X	09/18/2000	09/702,826	11/01/2000

4	TTX Extraction System	Zhou et al.	MLP	00132674.0	11/22/2000	09/818,775	03/28/2001

5	TTX Purification Method	Zhou et al.	MLP	00132673.2	11/22/2000	09/818,863	03/28/2001

6	TTX Formulation for Analgesia, Anesthesia and Drug Addiction Treatment	Kang et al.	MLP	00132672.4	11/22/2000	09/819,796	03/29/2001

7	Anh-TTX Extraction Method	Lu et al.	MLP	00136693.9	12/29/2000	10/022,521	12/20/2001

8	Local Analgesia by TTX	Liu et al.	Wex Medical	01110498.8	04/25/2001	10/006,122	12/10/2001

9	Synergistic Analgesia by TTX and Morphine	KU et al	Wex Medical	01118089.6	05/18/2001	10/062,483	02/05/2002

10	Synergistic Analgesia by TTX and Aspirin	KU et al	Wex Medical	01115990.1	06/22/2001		WIP/WEX

11	Powder for injection	Zhang et al	MLP	03146020.8	07/14/2003

12	Drug Dependence Treatment	Pan et al.	MLP	China Patent No. ZL 95 1 90556.2 01/22/2000		US patent No. 5,846,975 12/081998

13	Correlative analysis in multi-domain processing of cardiac signals	Shen et al	Wex Medical	China Patent No. S7D001 03/30/1987		US Patent No. 5,029,082 07/02/1991
EXT — Manufacturing and Option Agreement

DEBENTURE AMENDMENT AGREEMENT
THIS AGREEMENT dated for reference December 22, 2005 is made
AMONG:
UOB CAPITAL INVESTMENTS PTE LTD 80 Rattles Place, UOB Plaza 2 30-20 Singapore 048624
(the ‘Investor”)
OF THE FIRST PART
AND:
WEX PHARMACEUTICALS INC. (formerly known as INTERNATIONAL WEX TECHNOLOGIES INC.), a corporation formed under the Canada Business Corporations Act and having an office at 2100 — 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1
(the “Company”)
OF THE SECOND PART.
AND:
\VEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34.’.F., Man.ulif.e Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS:
A.
On June 14, 2004, the Investor advanced to the Subsidiary $I,500,000 (the “Advanced Funds”) pursuant to a subscription agreement among the Investor, the Subsidiary and the Company dated May 14, 2004 (the “Original Subsription Agreement);;

B.	Pursuant to the Orig.inal Subscription Agreement, the Subsidiary and the Company issued to the Investor a debenture dated June 14. 2004 relating to the Advanced Funds (the “Debenture”);

C.	The Investor, the Subsidiary and the Company wish to enter into this Agreement to amend certain provisions of the Debenture as hereinafter provided; and
D.	Concurrently with the execution of this Agreement, the Investor, the Subsidiary and the Company have agreed to amend the Original Subscription Agreement.
NOW THEREFORE in consideration of the mutual premises, covenants and agreements herein set forth, and $1.00 now paid by each party to the others, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:
1.	Definitions

In this Agreement and the recitals hereto, unless the context otherwise requires, any capitalized term not otherwise defined herein will have the meaning ascribed thereto in the Debenture.

2.	One Instrument

The parties hereto agree that the Debenture, as amended hereby, shall continue to have full force and effect and this Agreement shall have effect, so far as practicable, as if all of the provisions of the Debenture and this Agreement were contained in the one instrument.

3.	Amendments
3.1	The definitions in section 1(l), (n) and (q) of the Debenture are deleted and the following are substituted in their place:
“(l)	“Maturity Date” means December 31, 2007,”

“(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004, as amended December 22, 2005,”

“(q)
“UOB Debentures” means this Debenture and the debentures issued to each of UOB Venture (Shenzhen) Limited and UOB Venture Technology Investments Ltd by the Companies and dated for reference June 14, 2004, each as amended from time to time.”

3.2	Article 3 of the Debenture is deleted and the following is substituted in its place:

“THE ADVANCED FUNDS
3.1	Repayment of the Advanced Funds

The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, as follows (the “Repayment Schedule”):

(a) $300,000 on or before December 31, 2005;
(b) a further $112,500 on or before June 30, 2006;
(c) a further $112,500 on or before September 30, 2006;
(d) a further $225,000 on or before December 31, 2006;
(e) a further $187,500 on or before March 31, 2007;
(f) a further $187,500 on or before June 30, 2007;
(g) a further $187,500 on or before September 30, 2007; and
(h) a further $187,500 on or before December 31, 2007.
Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor on demand the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest).
3.2	Evidence of Advanced Funds

The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.

3.3	Interest

The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.

3.4	Timing of Interest Payments

The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full. Any accrued and unpaid interest existing on the Maturity Date shall be paid on the Maturity Date.

3.5	Net Interest

It is intended that all payments of the Advanced Funds, interest and all other monies required to be paid to the Investor pursuant to this Debenture shall be made without deduction or withholding for any taxes. If under applicable law the payor of any such amounts is required to deduct or withhold any amount in respect of taxes, the Companies will gross-up the amount of each such payment so that the Investor will be in the same position had no amount in respect of taxes been withheld or deducted.”

4.	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be delivered either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.
For and on behalf of
UOB CAPITAL INVESTMENTS PTE LTD
“Terence Ong Sea Eng.”
Signature
Terence Ong Sea Eng
Name
Authorized Signatory
Title

SIGNED, SEALED AND DELIVERED	)
BY WEX PHARMACEUTICALS INC.	)
in the presence of	)

,,lain R. Mant"
Signature	)

lain R. Mant

Barrister & Solicitor	)

Name	)

2100 — 1075 West Georgia Street	)
Vancouver, I3C V6E 3G2)
604 631 4734)

Address	)

`Edge Wang" EDGE WANG, PRESIDENT

SIGNED, SEALED AND DELIVERED	)
BY WEX MEDICAL LIMITED	)
in the presence of:	)

“lain R. Mant”	)

Signature	)

lain R. Mant	)
Barrister & Solicitor	)

Name	)

2100 — 1075 West Georgia Street	)
Vancouver, I3C V6E 3G2)
604 631 4734)

Address
)
“Edge Wang”
EDGE WANG, PRESIDENT

Termination of Agreement
This Agreement is made as of the 18th day of June, 2007
Among:
WEX Pharmaceuticals Inc. (formerly International WEX Technologies Inc.), a corporation formed under the laws of Canada and having an office at 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8
(the “Company”)
And:
WEX Medical Limited, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
And:
UOB Venture Technology Investments Ltd, having an office at 80 Raffles Place, UOB Plaza 2, #30-20 Singapore 048624
(the “Investor”)
Whereas:
A.
On June 14, 2004, the Investor advanced to the Subsidiary $1,500,000 US dollars (the “Advanced Funds”) pursuant to a Subscription Agreement among the Investor, the Subsidiary and the Company dated May 18, 2004 (the “Subscription Agreement”).

B.
Pursuant to the Subscription Agreement, the Subsidiary and the Company issued the Investor a Debenture dated June 14, 2004 in relation to the Advanced Funds (the “Debenture”), which granted the Investor the right to convert the Advanced Funds, or a portion thereof, to common shares in the capital of the Company.

C.
On December 22, 2005, the Investor, the Subsidiary and the Company entered into an agreement to amend the Subscription Agreement (the “Amended Subscription Agreement”) and an agreement to amend the Debenture (the “Amended Debenture”).

D.
By a letter dated November 24, 2006, the Investor, along with UOB Capital Investments Pte Ltd and UOB Venture (Shenzhen) Limited (collectively, the “UOB Investors”) agreed not to issue a formal default notice with respect to the failure by the Subsidiary to make the scheduled repayments under the Amended Debenture, provided that the Company agree to pay twenty percent (20%) of the net proceeds raised from any future financings to the UOB Investors (the “Letter Agreement”).

E.
The Company is engaged in negotiations with C.K. Life Sciences Int’L., Inc. (“C.K.”) with respect to a proposed issuance by the Company to CK or one of its affiliates of common shares in the capital of the Company and/or a convertible note (the “C.K. Life Transaction”).

F.
Subject to the terms and conditions set forth below, the Company has agreed to, among other things, pay an aggregate of $2,000,000 in US dollars and accrued interest to the UOB Investors in exchange for the UOB Investors agreeing to terminate the Subscription Agreement, the Debenture, the Amended Subscription Agreement, the Amended Debenture and the Letter Agreement (collectively, the “UOB Agreements”) and to release of the Company and the Subsidiary from any and all liabilities arising out of the UOB Agreements.

Now therefore this Agreement witnesses that, in consideration of the terms and conditions contained herein, each of the parties agree with the others as follows:
1.	Consent to Proposed Transaction. The investor hereby consents to the C.K. Life Transaction.

2.
Termination of Agreements. The Company shall pay to the Investor the sum of $588,235.29 US dollars and accrued interest of $26,292.89 US dollars for the period from 1 April 2007 to the date of 30 September 2007 (the “Termination Payment”), provided such Termination Payment is made on or before forty-five days after the Company receives the funds relating to the C.K. Life Transaction.

3.
Satisfaction of Remaining Debt. If at anytime within 60 days from the payment of the Termination Payment to the Investor the Company, its Subsidiary or any affiliate raises in one or more non-debt financings (meaning all events by which the Company, its Subsidiary or an affiliate receives funding or monies, including but not limited to, private placements, rights offerings, warrants and options exercises, licensing fees, milestone payments etc.) exceeding an aggregate of $10,000,000 US dollars, the Company shall pay to the Investor an additional $157,825.29 US dollars within 30 days from the closing of the financing.

4.	Release. Upon payment to the Investor of the Termination Payment and all amounts payable to the UOB Investors pursuant to Section 3 above:

(a) the Investor hereby remises, releases and forever discharges the Company and the Subsidiary and their respective successors, assigns, directors, officers, agents and employees (collectively, the “WEX Releases”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or in equity and whether known or unknown, suspected or unsuspected which the Investor has or subsequently may have against the WEX Releases or any of them in relation to the UOB Agreements and, in particular, without limiting the generality of the foregoing, any obligation to:

(i) pay to the Investor any of the Advanced Funds or any interest accrued thereon;

(ii) pay to the Investor any proceeds raised from any future financings by the Company or the Subsidiary; or

(iii) issue to the Investor any common shares in the capital of the Company;
pursuant to the UOB Agreements; and
TERMINATION AGREEMENT 18 JUNE 2007

(b) the Company and the Subsidiary hereby remise, release and forever discharge the the UOB Investors and their respective successors, assigns, directors, officers, agents and employees (collectively, the “UOB Releases”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or in equity and whether known or unknown, suspected or unsuspected which the Company or the Subsidiary has or subsequently may have against the UOB Releases or any of them in relation to the UOB Agreements.

5.
Termination. If the C.K. Life Transaction does not occur by 30 September 2007, this Agreement shall automatically terminate and the parties shall be automatically restored to their respective positions existing immediately prior to the execution of this Agreement by the parties.

6.	Entire Agreement. This Agreement:
(a)	is the entire agreement and understanding between the parties on everything connected with the subject matter of this Agreement; and

(b)	supersedes any prior agreement or understanding on anything connected with that subject matter.
7.	Variation. An amendment or variation to this Agreement is not effective unless it is in writing and signed by the parties.

8.
Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein without regard for principles of conflicts of law. The parties irrevocably attorn to the jurisdiction of the courts in the Province of British Columbia with respect to matters arising out of this Agreement.

9.	Time of the Essence. Time shall be of the essence of this Agreement.

10.	Currency. All dollar amounts referred to herein are in US dollars.
TERMINATION AGREEMENT 18 JUNE 2007

10.
Binding Effect. This Agreement shall enure to the benefit of the parties and their respective successors and assigns and shall be binding on the parties, their legal representatives and their successors.

11.
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by electric transmission and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

WEX Pharmaceuticals Inc.		WEX Medical Limited

Per:	“Edge Wang”	Per:	“Edge Wang”

	Authorized Signatory		Authorized Signatory

UOB Venture Techonlogy Investments Ltd.

Per:	“Seah Kian Wee”

Authorized Signatory
TERMINATION AGREEMENT 18 JUNE 2007

Termination of Agreement
This Agreement is made as of the 18th day of June, 2007
Among:
WEX Pharmaceuticals Inc. (formerly International WEX Technologies Inc.), a corporation formed under the laws of Canada and having an office at 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8
(the “Company”)
And:
WEX Medical Limited, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
And:
UOB Venture (Shenzhen) Limited, having an office at 80 Raffles Place, UOB Plaza 2, #30-20 Singapore 048624
(the “Investor”)
Whereas:
A.
On June 14, 2004, the Investor advanced to the Subsidiary $2,100,000 US dollars (the “Advanced Funds”) pursuant to a Subscription Agreement among the Investor, the Subsidiary and the Company dated May 18, 2004 (the “Subscription Agreement”).

B.
Pursuant to the Subscription Agreement, the Subsidiary and the Company issued the Investor a Debenture dated June 14, 2004 in relation to the Advanced Funds (the “Debenture”), which granted the Investor the right to convert the Advanced Funds, or a portion thereof, to common shares in the capital of the Company.

C.
On December 22, 2005, the Investor, the Subsidiary and the Company entered into an agreement to amend the Subscription Agreement (the “Amended Subscription Agreement”) and an agreement to amend the Debenture (the “Amended Debenture”).

D.
By a letter dated November 24, 2006, the Investor, along with UOB Venture Technology Investments Ltd. and UOB Capital Investments Pte Ltd (collectively, the “UOB Investors”) agreed not to issue a formal default notice with respect to the failure by the Subsidiary to make the scheduled repayments under the Amended Debenture, provided that the Company agree to pay twenty percent (20%) of the net proceeds raised from any future financings to the UOB Investors (the “Letter Agreement”).

E.
The Company is engaged in negotiations with C.K. Life Sciences Int’L., Inc. (“C.K.”) with respect to a proposed issuance by the Company to CK or one of its affiliates of common shares in the capital of the Company and/or a convertible note (the “C.K. Life Transaction”).

F.
Subject to the terms and conditions set forth below, the Company has agreed to, among other things, pay an aggregate of $2,000,000 in US dollars and accrued interest to the UOB Investors in exchange for the UOB Investors agreeing to terminate the Subscription Agreement, the Debenture, the Amended Subscription Agreement, the Amended Debenture and the Letter Agreement (collectively, the “UOB Agreements”) and to release of the Company and the Subsidiary from any and all liabilities arising out of the UOB Agreements.

Now therefore this Agreement witnesses that, in consideration of the terms and conditions contained herein, each of the parties agree with the others as follows:
1.	Consent to Proposed Transaction. The investor hereby consents to the C.K. Life Transaction.

2.
Termination of Agreements. The Company shall pay to the Investor the sum of $823,529.41 US dollars and accrued interest of $36,810.04 US dollars for the period from 1 April 2007 to the date of 30 September 2007 (the “Termination Payment”), provided such Termination Payment is made on or before forty-five days after the Company receives the funds relating to the C.K. Life Transaction.

3.
Satisfaction of Remaining Debt. If at anytime within 60 days from the payment of the Termination Payment to the Investor the Company, its Subsidiary or any affiliate raises in one or more non-debt financings (meaning all events by which the Company, its Subsidiary or an affiliate receives funding or monies, including but not limited to, private placements, rights offerings, warrants and options exercises, licensing fees, milestone payments etc.) exceeding an aggregate of $10,000,000 US dollars, the Company shall pay to the Investor an additional $220,955.41 US dollars within 30 days from the closing of the financing.

4.	Release. Upon payment to the Investor of the Termination Payment and all amounts payable to the UOB Investors pursuant to Section 3 above:

(a) the Investor hereby remises, releases and forever discharges the Company and the Subsidiary and their respective successors, assigns, directors, officers, agents and employees (collectively, the “WEX Releases”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or in equity and whether known or unknown, suspected or unsuspected which the Investor has or subsequently may have against the WEX Releases or any of them in relation to the UOB Agreements and, in particular, without limiting the generality of the foregoing, any obligation to:

(i) pay to the Investor any of the Advanced Funds or any interest accrued thereon;

(ii) pay to the Investor any proceeds raised from any future financings by the Company or the Subsidiary; or

(iii) issue to the Investor any common shares in the capital of the Company;
pursuant to the UOB Agreements; and
TERMINATION AGREEMENT 18 JUNE 2007

(b) the Company and the Subsidiary hereby remise, release and forever discharge the the UOB Investors and their respective successors, assigns, directors, officers, agents and employees (collectively, the “UOB Releases”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or in equity and whether known or unknown, suspected or unsuspected which the Company or the Subsidiary has or subsequently may have against the UOB Releases or any of them in relation to the UOB Agreements.

5.
Termination. If the C.K. Life Transaction does not occur by 30 September 2007, this Agreement shall automatically terminate and the parties shall be automatically restored to their respective positions existing immediately prior to the execution of this Agreement by the parties.

6.	Entire Agreement. This Agreement:
(a)	is the entire agreement and understanding between the parties on everything connected with the subject matter of this Agreement; and

(b)	supersedes any prior agreement or understanding on anything connected with that subject matter.
7.	Variation. An amendment or variation to this Agreement is not effective unless it is in writing and signed by the parties.

8.
Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein without regard for principles of conflicts of law. The parties irrevocably attorn to the jurisdiction of the courts in the Province of British Columbia with respect to matters arising out of this Agreement.

9.	Time of the Essence. Time shall be of the essence of this Agreement.

10.	Currency. All dollar amounts referred to herein are in US dollars.
TERMINATION AGREEMENT 18 JUNE 2007

10.
Binding Effect. This Agreement shall enure to the benefit of the parties and their respective successors and assigns and shall be binding on the parties, their legal representatives and their successors.

11.
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by electric transmission and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

WEX Pharmaceuticals Inc.		WEX Medical Limited

Per:	“Edge Wang”	Per:	“Edge Wang”

	Authorized Signatory		Authorized Signatory

UOB Venture (Shenzhen) Limited

Per:	“Seah Kian Wee”

Authorized Signatory
TERMINATION AGREEMENT 18 JUNE 2007

Termination of Agreement
This Agreement is made as of the 18th day of June, 2007
Among:
WEX Pharmaceuticals Inc. (formerly International WEX Technologies Inc.), a corporation formed under the laws of Canada and having an office at 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8
(the “Company”)
And:
WEX Medical Limited, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
And:
UOB CAPITAL INVESTMENTS PTE LTD. having an office at 80 Raffles Place, UOB Plaza 2, #30-20 Singapore 048624
(the “Investor”)
Whereas:
A.
On June 14, 2004, the Investor advanced to the Subsidiary $1,500,000 US dollars (the “Advanced Funds”) pursuant to a Subscription Agreement among the Investor, the Subsidiary and the Company dated May 18, 2004 (the “Subscription Agreement”).

B.
Pursuant to the Subscription Agreement, the Subsidiary and the Company issued the Investor a Debenture dated June 14, 2004 in relation to the Advanced Funds (the “Debenture”), which granted the Investor the right to convert the Advanced Funds, or a portion thereof, to common shares in the capital of the Company.

C.
On December 22, 2005, the Investor, the Subsidiary and the Company entered into an agreement to amend the Subscription Agreement (the “Amended Subscription Agreement”) and an agreement to amend the Debenture (the “Amended Debenture”).

D.
By a letter dated November 24, 2006, the Investor, along with UOB Venture Technology Investments Ltd. and UOB Venture (Shenzhen) Limited (collectively, the “UOB Investors”) agreed not to issue a formal default notice with respect to the failure by the Subsidiary to make the scheduled repayments under the Amended Debenture, provided that the Company agree to pay twenty percent (20%) of the net proceeds raised from any future financings to the UOB Investors (the “Letter Agreement”).

E.
The Company is engaged in negotiations with C.K. Life Sciences Int’L., Inc. (“C.K.”) with respect to a proposed issuance by the Company to CK or one of its affiliates of common shares in the capital of the Company and/or a convertible note (the “C.K. Life Transaction”).

F.
Subject to the terms and conditions set forth below, the Company has agreed to, among other things, pay an aggregate of $2,000,000 in US dollars and accrued interest to the UOB Investors in exchange for the UOB Investors agreeing to terminate the Subscription Agreement, the Debenture, the Amended Subscription Agreement, the Amended Debenture and the Letter Agreement (collectively, the “UOB Agreements”) and to release of the Company and the Subsidiary from any and all liabilities arising out of the UOB Agreements.

Now therefore this Agreement witnesses that, in consideration of the terms and conditions contained herein, each of the parties agree with the others as follows:
1.	Consent to Proposed Transaction. The investor hereby consents to the C.K. Life Transaction.
2.
Termination of Agreements. The Company shall pay to the Investor the sum of $588,235.29 US dollars and accrued interest of $26,292.89 US dollars for the period from 1 April 2007 to the date of 30 September 2007 (the “Termination Payment”), provided such Termination Payment is made on or before forty-five days after the Company receives the funds relating to the C.K. Life Transaction.

3.
Satisfaction of Remaining Debt. If at anytime within 60 days from the payment of the Termination Payment to the Investor the Company, its Subsidiary or any affiliate raises in one or more non-debt financings (meaning all events by which the Company, its Subsidiary or an affiliate receives funding or monies, including but not limited to, private placements, rights offerings, warrants and options exercises, licensing fees, milestone payments etc.) exceeding an aggregate of $10,000,000 US dollars, the Company shall pay to the Investor an additional $157,825.29 US dollars within 30 days from the closing of the financing.

4.	Release. Upon payment to the Investor of the Termination Payment and all amounts payable to the UOB Investors pursuant to Section 3 above:
(a) the Investor hereby remises, releases and forever discharges the Company and the Subsidiary and their respective successors, assigns, directors, officers, agents and employees (collectively, the “WEX Releases”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or in equity and whether known or unknown, suspected or unsuspected which the Investor has or subsequently may have against the WEX Releases or any of them in relation to the UOB Agreements and, in particular, without limiting the generality of the foregoing, any obligation to:
(i) pay to the Investor any of the Advanced Funds or any interest accrued thereon;
(ii) pay to the Investor any proceeds raised from any future financings by the Company or the Subsidiary; or
(iii) issue to the Investor any common shares in the capital of the Company;
pursuant to the UOB Agreements; and
TERMINATION AGREEMENT 18 JUNE 2007

(b) the Company and the Subsidiary hereby remise, release and forever discharge the the UOB Investors and their respective successors, assigns, directors, officers, agents and employees (collectively, the “UOB Releases”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or in equity and whether known or unknown, suspected or unsuspected which the Company or the Subsidiary has or subsequently may have against the UOB Releases or any of them in relation to the UOB Agreements.
5.
Termination. If the C.K. Life Transaction does not occur by 30 September 2007, this Agreement shall automatically terminate and the parties shall be automatically restored to their respective positions existing immediately prior to the execution of this Agreement by the parties.

6.	Entire Agreement. This Agreement:
(a)	is the entire agreement and understanding between the parties on everything connected with the subject matter of this Agreement; and
(b)	supersedes any prior agreement or understanding on anything connected with that subject matter.
7.	Variation. An amendment or variation to this Agreement is not effective unless it is in writing and signed by the parties.
8.
Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein without regard for principles of conflicts of law. The parties irrevocably attorn to the jurisdiction of the courts in the Province of British Columbia with respect to matters arising out of this Agreement.

9.	Time of the Essence. Time shall be of the essence of this Agreement.
10.	Currency. All dollar amounts referred to herein are in US dollars.
TERMINATION AGREEMENT 18 JUNE 2007

11.
Binding Effect. This Agreement shall enure to the benefit of the parties and their respective successors and assigns and shall be binding on the parties, their legal representatives and their successors.

12.
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by electric transmission and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

WEX Pharmaceuticals Inc.		WEX Medical Limited

Per:	“Edge Wang”	Per:	“Edge Wang”

	Authorized Signatory		Authorized Signatory

UOB CAPITAL INVESTMENTS PTE LTD.

Per:	“Terence Ong Sea Eng”

Authorized Signatory
TERMINATION AGREEMENT 18 JUNE 2007

DEBENTURE AMENDMENT AGREEMENT
THIS AGREEMENT dated for reference December 22, 2005 is made
AMONG:
UOB VENTURE (SHENZHEN) LIMITED 608, St James Court, St. Denis Street, Port Louis, Mauritius
(the “Investor”)
OF THE FIRST PART
AND:
WEX PHARMACEUTICALS INC. (formerly known as INTERNATIONAL WEX TECHNOLOGIES INC.), a corporation formed under the Canada Business Corporations Act and having an office at 2100 — 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS:
A.
On June 14, 2004, the Investor advanced to the Subsidiary $2,100,000 (the “Advanced Funds”) pursuant to a subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004 (the “Original Subscription Agreement”);

B.	Pursuant to the Original Subscription Agreement, the Subsidiary and the Company issued to the Investor a debenture dated June 14, 2004 relating to the Advanced Funds (the “Debenture”);

C.	The Investor, the Subsidiary and the Company wish to enter into this Agreement to amend certain provisions of the Debenture as hereinafter provided; and
D.	Concurrently with the execution of this Agreement, the Investor, the Subsidiary and the Company have agreed to amend the Original Subscription Agreement.
1.	Definitions
In this Agreement and the recitals hereto, unless the context otherwise requires, any capitalized term not otherwise defined herein will have the meaning ascribed thereto in the Debenture.
2.	One Instrument
The parties hereto agree that the Debenture, as amended hereby, shall continue to have full force and effect and this Agreement shall have effect, so far as practicable, as if all of the provisions of the Debenture and this Agreement were contained in the one instrument.
3.	Amendments
3.1	The definitions in section 1(l), (n) and (q) of the Debenture are deleted and the following are substituted in their place:
“(l)	“Maturity Date” means December 31, 2007,”
“(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004, as amended December 22, 2005,”
“(q)
“UOB Debentures” means this Debenture and the debentures issued to each of UOB Venture (Shenzhen) Limited and UOB Venture Technology Investments Ltd by the Companies and dated for reference June 14, 2004, each as amended from time to time.”

3.2	Article 3 of the Debenture is deleted and the following is substituted in its place:
THE ADVANCED FUNDS
3.1	Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the
Investor or converted into Common Shares in accordance with this Debenture, as follows (the “Repayment Schedule”):
(a)	$420,000 on or before December 31, 2005;
(b)	a further $157,500 on or before June 30, 2006;
(c)	a further $157,500 on or before September 30, 2006;

(d)	a further $315,000 on or before December 31, 2006;
(e)	a further $262,500 on or before March 31, 2007;
(f)	a further $262,500 on or before June 30, 2007;
(g)	a further $262,500 on or before September 30, 2007; and
(h)	a further $262,500 on or before December 31, 2007.
Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor on demand the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest).
3.2	Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3	Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4	Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full. Any accrued and unpaid interest existing on the Maturity Date shall be paid on the Maturity Date.

3.5	Net Interest
It is intended that all payments of the Advanced Funds, interest and all other monies required to be paid to the Investor pursuant to this Debenture shall be made without deduction or withholding for any taxes. If under applicable law the payor of any such amounts is required to deduct or withhold any amount in respect of taxes, the Companies will gross-up the amount of each such payment so that the Investor will be in the same position had no amount in respect of taxes been withheld or deducted.”
4.	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be delivered either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.
IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.

For and on behalf of
UOB VENTURE (SHENZHEN) LIMITED

“Seah Kian Wee”
Signature

Seah Kian Wee Name

Director of SZVC UOB Venture Management Co Ltd Title

SIGNED, SEALED AND DELIVERED	)
BY WEX PHARMACEUTICALS INC.	)
in the presence of:	)
)
“Iain R. Mant”	)

Signature	)
	)	“Edge Wang”

Iain R. Mant	)	EDGE WANG, PRESIDENT
Barrister & Solicitor	)

Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)

Address	)
)
)

SIGNED, SEALED AND DELIVERED BY WEX MEDICAL LIMITED in the presence of:	) ) ) )
“Iain R. Mant”	)

Signature	)
	)	“Edge Wang”

Iain R. Mant	)	EDGE WANG, PRESIDENT
Barrister & Solicitor	)

Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)

Address	)
)
)

DEBENTURE AMENDMENT AGREEMENT
THIS AGREEMENT dated for reference December 22, 2005 is made
AMONG:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD 80 Raffles Place, UOB Plaza 2 #30-20, Singapore 048624
(the “Investor”)
OF THE FIRST PART
AND:
WEX PHARMACEUTICALS INC. (formerly known as INTERNATIONAL WEX TECHNOLOGIES INC.), a corporation formed under the Canada Business Corporations Act and having an office at 2100 — 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS:
A.
On June 14, 2004, the Investor advanced to the Subsidiary $1,500,000 (the “Advanced Funds”) pursuant to a subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004 (the “Original Subscription Agreement”);

B.	Pursuant to the Original Subscription Agreement, the Subsidiary and the Company issued to the Investor a debenture dated June 14, 2004 relating to the Advanced Funds (the “Debenture”);
C.	The Investor, the Subsidiary and the Company wish to enter into this Agreement to amend certain provisions of the Debenture as hereinafter provided; and
D.	Concurrently with the execution of this Agreement, the Investor, the Subsidiary and the Company have agreed to amend the Original Subscription Agreement.

1.	Definitions
In this Agreement and the recitals hereto, unless the context otherwise requires, any capitalized term not otherwise defined herein will have the meaning ascribed thereto in the Debenture.
2.	One Instrument
The parties hereto agree that the Debenture, as amended hereby, shall continue to have full force and effect and this Agreement shall have effect, so far as practicable, as if all of the provisions of the Debenture and this Agreement were contained in the one instrument.
3.	Amendments
3.1	The definitions in section 1(l), (n) and (q) of the Debenture are deleted and the following are substituted in their place:
“(l)	“Maturity Date” means December 31, 2007,”
“(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004, as amended December 22, 2005,”
“(q)
“UOB Debentures” means this Debenture and the debentures issued to each of UOB Venture (Shenzhen) Limited and UOB Venture Technology Investments Ltd by the Companies and dated for reference June 14, 2004, each as amended from time to time.”

3.2	Article 3 of the Debenture is deleted and the following is substituted in its place:

THE ADVANCED FUNDS
3.1	Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, as follows (the “Repayment Schedule”):
(a)	$300,000 on or before December 31, 2005;

(b)	a further $112,500 on or before June 30, 2006;

(c)	a further $112,500 on or before September 30, 2006;

(d)	a further $225,000 on or before December 31, 2006;

(e)	a further $187,500 on or before March 31, 2007;

(f)	a further $187,500 on or before June 30, 2007;

(g)	a further $187,500 on or before September 30, 2007; and

(h)	a further $187,500 on or before December 31, 2007.
Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor on demand the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest).
3.2	Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3	Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4	Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full. Any accrued and unpaid interest existing on the Maturity Date shall be paid on the Maturity Date.
3.5	Net Interest
It is intended that all payments of the Advanced Funds, interest and all other monies required to be paid to the Investor pursuant to this Debenture shall be made without deduction or withholding for any taxes. If under applicable law the payor of any such amounts is required to deduct or withhold any amount in respect of taxes, the Companies will gross-up the amount of each such payment so that the Investor will be in the same position had no amount in respect of taxes been withheld or deducted.”

4.	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be delivered either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.
IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.
For and on behalf of
UOB VENTURE TECHNOLOGY INVESTMENTS LTD

“Seah Kian Wee”
Signature

Seah Kian Wee
Name

Managing Director of UOB Venture Management Pte Ltd.
Title

SIGNED, SEALED AND DELIVERED	)
BY WEX PHARMACEUTICALS INC.	)
in the presence of:	)
)
“Iain R. Mant”	)
Signature	)
	)	“Edge Wang”
Iain R. Mant	)	EDGE WANG, PRESIDENT
Barrister & Solicitor Name	) )
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)
Address	)
)
)

SIGNED, SEALED AND DELIVERED	)
BY WEX MEDICAL LIMITED	)
in the presence of:	)
)
“Iain R. Mant”	)
Signature	)
	)	“Edge Wang”
Iain R. Mant	)	EDGE WANG, PRESIDENT
Barrister & Solicitor	)
Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734 Address	) )
)
)

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
THIS AGREEMENT dated for reference May 18, 2004
AMONG:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD 80 Raffles Place, UOB Plaza 2 #30-20. Singapore 048624 (Fax No.+65-6538 2569)
(the “Purchaser”);
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 700 Hornbv Street, Vancouver, British Columbia, V6Z 1S4 (Fax No. 604-683-8880)
(the Company”);
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point, Hong Kong (Fax No. 011-852-289 -1966)
(the “Subsidiary”)
WHEREAS:
A.	The Company is listed on the Exchange and is subject to the regulatory jurisdictions of the Exchange and the Commissions;

B.	The Subsidiary is wholly owned by the Company;

C.
The Purchaser and certain other parties have agreed to loan to the Subsidiary money on certain terms and conditions, including the right to convert, the principal on the loan into Debenture Shares issuable by the Company.

THE PARTIES to this Agreement therefore agree:
1.	INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:
(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“Accredited Investor” has the same meaning ascribed to that term in Multilateral Instrument 45103;

(c)	“Acts” means the Alberta Act, the B.C. Act and the Ontario Act, collectively;

(d)
“Alberta Act” means the Securities Act (Alberta), the regulations and rules made thereunder and all, policy statements, blanket orders, notices, directions and rulings issued or adopted by the Alberta Securities Commission, all as amended;

(e)
“B.C. Act” means the Securities Act (British Columbia). the regulations and rules made thereunder and all administrative policy statements, blanket orders, notices, directions and rulings issued or adopted by the British Columbia Securities Commission., all as amended;

(f)
“Business” means the business conducted by the Company and its subsidiaries, including., without limitation, the research, development, manufacturing and commercialisation of Tetrodotoxin and other pharmaceutical products;

(g)	“Closing” means the day Debentures are issued to the Purchaser;

(h)	“Commissions” means the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission;

(i)	“Companies” means the Company and the Subsidiary;

(j)	“Debenture Shares” means the previously unissued common shares in the capital of the Company into which the Debentures are convertible in accordance with the terms of the Debentures;

(k)
“Debentures” means the unsecured convertible debentures due five years and one day from the date of issuance and bearing interest at 5 1/2% per annum payable semi annually and otherwise having the attributes and being in the form of Schedule “A” attached to this Agreement;

(l)	“Disclosed Principal” has the meaning ascribed to it in subparagraph 3.1(c)(ii);

(m)
“Disclosure Record” means all prospectuses, financial statements, information circulars, annual information forms, press releases and material change reports of the Company filed with any of the Commissions since January 1, 2000;

(n)	“Exchange” means The Toronto Stock Exchange;

(o)
“Intellectual Property” means the intellectual property of every nature, whether registered or unregistered, including, without limitation, all world wide copyrights, patents, patent rights, trademarks, applications for any of the foregoing, trade names, service marks, and other trade rights, license agreements, marketing rights, trade secrets, and know-how, formulae, processes, technology, inventions, engineering and other proprietary processes, source code, object code, computer programs and other computer software, in whatever media, and data, specifications, prototypes, designs, records, drawings, and calculations, domain names, web addresses, web sites, licenses, sub-licenses, computer rights, other intellectual or industrial property and all other proprietary rights or interests, together with all antecedent derivative works, of or pertaining to the Business;

(p)	“Multilateral Instrument 45-102” means ‘Multilateral Instrument 45-102 “Resale of Securities” published by the Canadian Securities Administrators;

(q)	“Multilateral Instrument 45-103” means Multilateral Instrument 45-103 “Capital Raising Exemptions” published by the British Columbia Securities Commission and the Alberta Securities Commission;

(r)
“Ontario Act” means the Securities Act (Ontario), the regulations and rules made thereunder and all policy statements, blanket orders, notices, directions and rulings issued or adopted by the Ontario Securities Commission. all as amended;

(s)	“Parties” or `Party” means the Purchaser, the Issuer or both. as the context requires;

(t)	“Private Placement” means the offering of the Debentures;

(u)	“Purchaser” has the meaning ascribed to it on the cover page;

(v)	“Purchaser’s Debentures” means those Debentures which the Purchaser has agreed to purchase under this Agreement as set forth in Section 2.1;

(w)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(x)	“Regulatory Authorities” means the Commissions and the Exchange;

(y)	“Securities” means the Debentures and Debenture Shares;

(z)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company;

(aa)	“United States” has that meaning ascribed to it in Regulation S; and

(bb)	“U.S. Person” has the meaning ascribed to it in Regulation S;
1.2 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).
1.3 This Agreement is to he read with all changes in gender or number as required by the context.
1.4 The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.
1.5 Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful currency of the United States of America.
1.6 This Agreement is governed by, subject to and interpreted in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein, and the courts of the Province of British Columbia will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.
2.	PURCHASE AND SALE OF DEBENTURES
2.1 At the Closing, the Purchaser will advance to the Subsidiary $1,500,000 for a $1,500,000 principal amount of Debentures (the “Purchaser’s Debentures”) and the Subsidiary and the Company will issue and deliver to the Purchaser the Purchaser’s Debentures, on the terms and subject to the conditions set out in this Agreement.
3.	REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS OF THE PURCHASER
3.1 The Purchaser acknowledges, represents, warrants and covenants to and with the Companies that, as at the date given above and at the Closing:
(a)
no prospectus has been filed by the Companies with any of the Commissions in connection with the issuance of the Debentures , such issuance is exempted from the prospectus requirements of the Acts and that:

(i)	the Purchaser is restricted from using most of the civil remedies available under the Acts;
(ii)	the Purchaser may not receive information that would otherwise be required to be provided to it under the Acts; and
(iii)	the Purchaser is relieved from certain obligations that would otherwise apply under the Acts;
(b)	the Purchaser certifies that it and, if applicable, the Disclosed Principal, is resident in the jurisdiction set out on the first page of this Agreement;

(c)	the Purchaser is either:
(i)
purchasing the Purchaser’s Debentures as principal for its own account and not for the benefit of any other person or is deemed under the Acts to be purchasing the Purchaser’s Debentures as principal, and in either case is purchasing the Purchaser’s Debentures for investment only and not with a view to the resale or distribution of all or any of the Purchaser’s Debentures: or

(ii)
purchasing the Purchaser’s Debentures as agent for a disclosed principal the “Disclosed Principal”) and is not deemed under the Acts to be purchasing the Purchaser’s Debentures as principal, and it is duly authorized to enter into this Agreement and to execute and deliver all documentation in connection with the purchase on behalf of such Disclosed Principal, who is purchasing as principal for its own account and not for the benefit of any other person and for investment only and not with a view to the resale or distribution of all or any of the Purchaser’s Debentures and in its capacity as agent, the Purchaser is acting in compliance with all applicable securities and other laws;

(d)
the Purchaser or the Disclosed Principal for which it is acting, as the case may be is an Accredited Investor, by virtue of the fact that the Purchaser or such Disclosed Principal, as the case may be, falls within one or more of the sub-paragraphs of the definition of Accredited ‘Investor set out in Schedule “B”(the Purchaser having checked and initialled the sub-paragraph(s) applicable to the Purchaser or such Disclosed Principal, as the case may be);

(e)	if the Purchaser or the Disclosed Principal is resident outside of Canada and the United States, the Purchaser and the Disclosed Principal, if applicable:
(i)
is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Purchaser, or the Disclosed Principal is resident (the “International Jurisdiction”) which would apply to the acquisition of the Purchaser’s Debentures, if any;

(ii)
is purchasing the Purchaser’s Debentures pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the International Jurisdiction or, if such is not applicable, the Purchaser, and the Disclosed Principal, if applicable, is permitted to purchase the Purchaser’s Debentures under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption; and

(iii)
the applicable securities laws of the Authorities in the International Jurisdiction do not require the Companies to make any filings or seek any approvals of any nature whatsoever from any Authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Purchaser’s Debentures;

(f)
the Purchaser acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any state of the United States, that the Securities may not be offered or sold,. directly or indirectly, in the United States except pursuant to registration under the 1933 Act and the securities laws of all applicable states or available exemptions therefrom, and that the Companies have no obligation or present intention of tiling a registration statement under the 1933 Act in respect of the Securities;

(g)
The Purchaser acknowledges and agrees that the offer to purchase the Purchaser’s Debentures was not made when either the Purchaser or the Disclosed Principal, if applicable, was in the United States and at the time the Purchaser’s subscription for Debentures was delivered to the Companies, the Purchaser and the Disclosed Principal, if applicable, was outside the United States and that:

(i)	the Purchaser is not and will not be purchasing the Purchaser’s Debentures for the account or benefit of any person in the United States;

(ii)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act; and

(iii)	the Purchaser or the Disclosed Principal, if applicable, has no intention to distribute either directly or indirectly of the Securities in the United States. except in compliance with the 1933 Act:
(h)
neither the Purchaser nor, the Disclosed Principal, if applicable, has knowledge of a “material fact” or “material change” (as those terms are defined in the Acts) in the affairs of the Companies that has not been generally disclosed to the public, save knowledge of this particular transaction;

(i)
the Purchaser has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if an individual is of full at of majority, and if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its Jurisdiction of incorporation, and all necessary approvals by its directors, shareholders and others have been given to authorize the execution of this Agreement on behalf of the Purchaser;

(j)
the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of. the Purchaser or the Disclosed Principal, if applicable, or of any agreement, written or oral, to which the Purchaser or the Disclosed Principal, if applicable, may be a party or by which it is or may be bound;

(k)
this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser and, if applicable, the Disclosed Principal;

(l)
the Purchaser has been advised to consult its own legal advisors with respect to the applicable hold periods imposed in respect of the Securities by applicable securities legislation and regulatory policies;

(m)
the Purchaser and, if applicable, the Disclosed Principal are aware of the risks and other characteristics of the Securities and of the fact that the Purchaser and, if applicable, the Disclosed Principal, may not be able to resell the Securities purchased by it except in accordance with the applicable securities legislation and regulatory policies and that the Securities may be subject to resale restrictions and may bear a legend to this effect;

(n)
if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser, and if applicable, the Disclosed Principal, will, at the cost of the Companies, execute, deliver, file and otherwise assist the Companies in filing, such reports. undertakings and other documents with- respect to the issue of the Debentures as may be required;

(o)
the Purchaser, and if applicable, the Disclosed Principal, has not purchased the Debentures as a result of any form of general solicitation or general adze rising, including, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been Invited by general solicitation or general advertising;

(p)
the Purchaser, and if applicable, the Disclosed Principal, have such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment, and is able to bear the economic risk of loss of its investment;

(q)
the Purchaser, or, if applicable, the Disclosed Principal, will deliver a completed Private Placement Questionnaire and Undertaking in the form attached hereto as Schedule “C” to the Company in accordance with Section 7.2 of this Agreement;

(r)
the Purchaser agrees that the Company may be required by law or otherwise to disclose to regulatory authorities the identity of the Purchaser and, if applicable, the beneficial purchaser for whom the Purchaser may be acting; and

(s)
the Purchaser agrees that the above representations, warranties, covenants and acknowledgements in this subsection will be true and correct both as of the execution of this subscription and as of the day of Closing.

3.2 The foregoing representations, warranties, covenants and acknowledgements are made by the Purchaser with the intent that they be relied upon by the Companies in determining its suitability as a purchaser of Debentures. The Purchaser undertakes to notify the Companies immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.
4.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANIES
4.1 The Companies, jointly and severally, represent, warrant and covenant that, as of the date given above and at the Closing:
(a)
the Company and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated or amalgamated and have all requisite corporate authority and power to carry on their respective businesses, as now conducted and as presently proposed to be conducted by them, and to own, lease and operate their respective properties and assets;

(b)	the Subsidiary is wholly owned by the Company;
(c)
each of the Companies and their respective subsidiaries is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where required under the laws of that jurisdiction;

(d)
the authorized capital of the Company consists of an unlimited number of common shares without par value, of which 32,168,812 common shares are issued and outstanding. The outstanding shares of the Company are fully paid and non-assessable;

(e)	each of the Companies has full corporate power and authority to issue the Debentures;
(f)
the Company will reserve or set aside sufficient shares in its treasury to issue the Debenture Shares and upon their issuance the Debenture Shares will be duly and validly issued as fully paid and non-assessable;

(g)
except as qualified by the disclosure in the Disclosure Record, the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Company holds an interest. in a property, business or assets are in good standing according to their terms and the properties In which the Company holds an interest are in good standing under the applicable laws of the jurisdictions in which they are situated;

(h)	the Disclosure Record is in all material respects accurate and omits no facts, the omission of which would constitute a misrepresentation within the meaning of the Acts;
(i)
the financial statements of the Company contained in the Disclosure Record, filed with any of the Commissions have all been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Company as of the date thereof, and no adverse material changes in the financial position of the Company have taken place since March 31, 2003;

(j)
subject to the terms of any license agreements set out in Schedule “D”, the Company or its subsidiaries has the right to use, sell, license, sub-license and prepare derivative works for and dispose of and has the rights to bring actions for the. infringement or misappropriation of the Intellectual Property used in the Business and neither the Company nor any subsidiary has conveyed, assigned or encumbered any of the Intellectual Property rights owned, used by or licensed to the Company or its subsidiaries. All registrations and filings necessary Co preserve the rights of the Company and its subsidiaries to the Intellectual Property have been made and are in good standing;

(k)
no shareholder of the Company or any of its subsidiaries nor any person who is related to or not dealing at arm’s length with a shareholder owns or has any rights to the use of the Company’s or any of its subsidiaries Intellectual Property;

(l)
the execution and delivery of this Agreement and the Debentures will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries (or any portion thereof);

(m)
the conduct of the Business, and the manufacture, marketing, modification, license, sale or use of the Intellectual Property used in connection with the conduct or operation or proposed conduct or operation of the Business, does not, to the best of the Company’s knowledge, infringe upon or violate the Intellectual Property or proprietary right of any other person;

(n)
the Company has received no notice of pending or threatened claims or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Intellectual. Property necessary or required or otherwise used for or in connection with the conduct of the operations of the Business, nor to the best of the Company’s knowledge, is there any basis for such claim, nor has the Company received any notice asserting that any Intellectual Property right or the proposed use, sale, license or disposition thereof by the Company or any of its subsidiaries conflicts or will conflict with the rights of any party, nor to the best of the Company’s knowledge, is there any basis for such assertion;

(o)
to the best of the Company’s knowledge, no employee of the Company or any of its subsidiaries is in violation of any term of any non-disclosure, proprietary rights or similar agreement between the employee and any former employer;

(p)
to the best of the Company’s knowledge, all technical information capable of patent protection developed by and belonging to the Company or any of its subsidiaries or licensed to the Company or any of its subsidiaries which has not been patented has been kept confidential;

(q)
except as set forth in Schedule “D” there are no royalties, honoraria, fees or other payments payable by the Company or any of its subsidiaries to any person by reason of the ownership, use, license, sale or disposition of any of the Intellectual Property;

(r)
all employees of, and consultants to, the Company or any of its subsidiaries have entered into proprietary rights or similar agreements with the Company or its subsidiaries, pursuant to which the employee/consultant assigns to the Company or its subsidiaries all. Intellectual Property, technical information and other information developed and/or worked on by the employee/consultant while employed by the Company or its subsidiaries;

(s)
all persons having access to or knowledge of the Intellectual Property of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of he Business have entered into appropriate non-disclosure agreements with the Company or its subsidiaries;

(t)
to the best of the Company’s knowledge the Intellectual Property of the Company and its subsidiaries comprises all of the Intellectual Property necessary for the conduct of the Business as it has been conducted in the previous 12 months;

(u)	the Subsidiary will use the funds received from the Private Placement for general working capital of the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia;

(v)
the Companies have complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Acts and the Canada Business Corporations Act in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(w)
there is not presently, and will not be until the closing of the Private Placement, any material change, as defined in the Acts, relating to the Companies or change in any material fact, as defined in the Acts, relating to the Securities which has not been or will not be fully disclosed in accordance with the requirements of the Acts and the policies of the Exchange;

(x)
the Company and its subsidiaries are not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby (including, without limitation, the issuance of the Securities) does not and will not result in any breach of, or constitute a default under, and sloes not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any terns or provision of the constating documents or resolutions of shareholders or directors of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or any of its subsidiaries or their properties or assets;

(y)
neither the Company nor its subsidiaries is a party to any actions, suits or proceedings which could materially affect its respective business or financial condition, and to the best of the Companies’ knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(z)	there are no judgments against the Company or its subsidiaries which are unsatisfied, nor is the Company or its subsidiaries subject to any consent decrees or injunctions;

(aa)
each of the Company and its subsidiaries has conducted and is conducting its business in material compliance with all applicable laws. rules and regulations and, in particular. all applicable licensing and environmental legislation, regulations and by-laws and other requirements of any governmental or regulatory bodies applicable to the Company and its subsidiaries, of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all) jurisdiction in which it carries on business which are necessary or in the opinion of the Company desirable to carry on its business as now conducted or as presently proposed to be conducted, and all such licences, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have a material adverse effect on the business of the Company or its subsidiaries as now conducted or as proposed to be conducted;

(bb)
this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Companies, and the Companies has or will have by the Closing full corporate power and authority to undertake the Private Placement;

(cc)	the “restricted period” under Multilateral Instrument 45-102 will not exceed four months from the date of issuance of the Debentures;

(dd)	the Company is a “reporting issuer” under the Acts and is not in default of any of the requirements of the Acts or any of the administrative policies or notices of the Exchange;

(ee)
no order ceasing or suspending trading in securities of the Companies nor prohibiting the sale of such securities has been issued to and is outstanding against the Companies or their directors, officers or promoters or against any other companies that have common directors, officers or promoters and no Investigations or proceedings for such purposes are pending or threatened;

(ff)
except as described in Schedule “E”, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the Issue or allotment of any unissued shares In the capital of the Company or its subsidiaries, or any other security convertible Into or exchangeable for any such shares, or to require the Company or its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding, shares in its capital;

(gg)
the Company and its subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith:

(hh)
the Company has established on its books and records reserves which are adequate for the payment of all taxes accrued but not yet due and payable and there are no liens for taxes on the assets of the Company or its subsidiaries except for taxes not yet due, and there are no audits of any of the tax returns of the Company which are known by the Company’s management to he pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Company; and

(ii)
to the best of the Company’s knowledge, the representations, warranties and statements of fact contained herein or otherwise furnished by or on behalf of the Company or the subsidiaries to the Purchaser in connection with the transactions contemplated by this Agreement do not omit to state any material fact necessary to make any such representation, warranty or statement not misleading to a prospective purchaser of Debentures seeking full information as to the Company and its subsidiaries. The Company has no knowledge of any facts relating to the Business which, if known by a prospective purchaser of Debentures seeking full information as to the Company and its subsidiaries, might reasonably be expected to deter such prospective purchaser from completing the transactions contemplated in this Agreement.

4.2 The representations, warranties and covenants contained in this section will survive the Closing.
5.	COVENANTS OF THE COMPANIES
5.1 The Company and each of its subsidiaries shall deliver to the Purchaser such financial statements and other documents as required under the. Debentures,
5.2 So long as any Debentures are outstanding, the Companies agree to appoint to the board of directors of Nanning Maple Leaf Pharmaceutical Co. Ltd. (a limited liability company under the laws of China), one nominee designated in writing by holders of Debentures.
5.3 The covenants contained in this section will survive Closing and shall terminate upon the conversion of the Debentures in accordance with the terms thereof.

6.	FILINGS WITH THE REGULATORY AUTHORITIES
6.1 The Company has given to the Exchange written notice of the terms of this Agreement arid the proposed Private Placement and all other information required by the rules and policies of the Exchange (the “Notice”).
6.2 The Company will upon written request provide the Purchaser and its solicitors with a copy of the Notice, and a copy of the letters of acceptance of the Notice from the Exchange.
6.3 The Company will file all required documents and filing fees and will do all things required by the rules and policies of the Exchange in order to obtain the acceptance of the Exchange to the Private Placement.
6.4 The Company will:
(a)	within the time periods specified by the Acts file with the appropriate Commissions the appropriate forms required to be filed in connection with the Private Placement; and
(b)	within 10 days following Closing, provide the Purchaser’s solicitors with copies of such forms.
7.	CONDITIONS OF CLOSING
7.1 The obligation of the Purchaser to purchase the Debentures contemplated hereby will be subject to the fulfilment on or before Closing of the following terms and conditions, compliance with which may he waived in whole or in part by the Purchaser in its discretion and upon such terms as it may consider appropriate:
(a)
the representations and warranties of the Companies contained herein will be true in all material respects at and as of closing as though such representations and warranties were made again at and as of such time and at Closing the Companies will have delivered to the Purchaser a certificate, in form and substance satisfactory to the Purchaser, reaffirming such representations and warranties;

(b)	there has not occurred any adverse material changes in the affairs or prospects of the Company or its subsidiaries, as determined by the Purchaser;
(c)
the average closing price for the common shares of the Company for the ten trading days immediately prior to Closing is not less than 50% of the conversion price of the Debentures during the first year of the term thereof;

(d)	the Purchaser’s investment committee shall have approved the Purchase of the Purchaser’s Debentures;
(e)	the Companies will have performed and complied with all covenants, agreements and conditions required hereby to be performed or complied with by the Companies prior to Closing;
(f)	the Exchange will have issued its final acceptance of the issuance of the Securities as contemplated by the terms of this Agreement;
(g)
no order (draft or otherwise), judgment, injunction, decree, award writ of any court tribunal, arbitrator. government agency or other person will have been entered that prohibits or restricts the Closing or which, in the opinion of the Purchaser, acting reasonably, could prevent or restrict any party hereto from performing any of its obligations hereunder; and

(h)	the Purchaser will have received a favourable written opinion of the Company’s counsel dated the date of Closing satisfactory in scope and substance to the Purchaser and its counsel acting reasonably.

7.2 The obligation of the Companies to complete the subscription contemplated hereby will he subject to the fulfilment on or before Closing of the following g terms and conditions, compliance with which may be waived in whole or in part by the Company in its discretion and upon such terms as it may consider appropriate:
(a)	the Purchaser or, if applicable, the Disclosed Principal, as the case may be, has delivered to the Companies a fully executed copy of this Agreement, including Schedule “B” and Schedule “C”;
(b)
the representations and warranties of the Purchaser contained herein will be true in all material respects on and as of Dosing as though such representations and warranties were made at and as of such time;

(c)	the Purchaser will have performed and complied with all covenants, agreements and conditions required hereby to be performed or complied with by it up to and including the Closing;
(d)	the Exchange will have issued its final acceptance of the issuance of the Securities contemplated by the terms of this Agreement; and
(e)
no order (draft of otherwise), judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, governmental agency or other person will have been entered that prohibits or restricts the Closing or which, in the opinion of the Company, acting reasonably, could prevent or restrict any party hereto from performing any of its obligations hereunder.

8.	CLOSING
8.1 On or before June 14, 2004, the Purchaser will deliver to the solicitors for the Subsidiary a cheque or wire transfer for $1,500,000 made payable to the Subsidiary or its solicitors.
8.2 At the Closing the Companies will deliver to the Purchaser the Purchaser’s Debentures and all certificates, agreements, declarations and other documents as the Purchaser may reasonably require.
8.3 At the Closing the Company will deliver to the Purchaser and to its solicitors a favourable opinion of the Company’s solicitors dated the Closing Date, in a form acceptable to the Purchaser and to its solicitors, as to all legal matters reasonably requested by the Purchaser relating to the creation, issue and sale of the Securities, and as to all other legal matters, including compliance with applicable securities laws, in any way connected with the issuance, sale and delivery of the Securities as the Purchaser may reasonably request. It is understood that counsel may rely on the opinions of local counsel acceptable to it as to matters governed by the laws of jurisdictions other than British Columbia or Canada and on certificates of officers of the Company, the transfer agent and the auditors of the Company as to relevant matters of fact.
8.4 The Company agrees that if, between the date of this Agreement and the date of Closing a material change (actual, anticipated or threatened) or of any change in a material fact occurs in the affairs of the Company or any of its subsidiaries, the Company will promptly inform the Purchaser of the full particulars and:
(a)	as soon as practicable issue and file with the Commissions and the Exchange a press release that is authorized by a senior officer disclosing the nature and substance of the change;
(b)	file with the Commissions the report required by the Acts as soon as practicable, and in any event no later than 10 days after the date on which the change occurs; and
(c)	provide copies of that press release, when issued, and that report, when filed, to the Purchaser and its solicitors upon written request.
9.	EXPENSES OF PURCHASER
9.1 The Company, forthwith upon receiving an account, will pay all of the reasonable expenses of the Private Placement and all the expenses reasonably incurred by the Purchaser and the other purchasers of Debentures issued by the Subsidiary and the Company on the date hereof, including all legal fees and disbursements incurred by the Purchaser and other such purchasers to an aggregate maximum of Cdn$25,000.
9.2 The Company will pay the expenses referred to in the previous Subsection even if acceptance of the Private Placement is not granted by the Exchange or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Purchaser, including the failure of the Purchaser to obtain approval of its investment committee.

9.3 The Purchaser may, from time to time, render accounts for its expenses to the Company for payment on or before the dates set out in the accounts.
9.4 The Company authorizes the Purchaser to deduct its reasonable expenses in connection with the Private Placement from the proceeds of the Private Placement payable to the Company.
10.	MISCELLANEOUS
10.1 In addition to the representations and warranties contained herein, all statements contained in any certificate delivered by or on behalf of a Party hereto in connection with the closing of the transactions contemplated hereby will be deemed to be representations and warranties hereunder. All representations and warranties made by a Party will survive the Closing notwithstanding any investigation at any time made, or any evidence as to the truth or accuracy thereof at any time accepted by or on behalf of the other party.
10.2 The Companies, jointly and severally, will hold the Purchaser harmless from and against all losses, whether consequential or otherwise, liabilities, costs, damages and expenses (including reasonable legal fees) arising out of or in consequence of any misrepresentation or breach of warranty or covenant given or made by the Companies hereunder. The Purchaser will indemnify and hold the Companies harmless from and against all losses, whether consequential or otherwise, liabilities, costs, damages and expenses (including reasonable legal fees) arising out of or in consequence of any misrepresentation or breach of warranty or covenant given or made by the Purchaser hereunder. This paragraph will survive Closing for a period of two years.
10.3 A Party will give all notices to, or other written communications with, the other parties concerning this Agreement by hand, fax or registered mail addressed to the address given above.
10.4 Before Closing, no Party will make any public statement or issue any press release concerning the transactions contemplated herein, except as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of any law, order, rule, regulation or published policy of any regulatory authority having jurisdiction. If any such public statement or release is so required, the party making such disclosure will consult with the other party prior to making any statement or press release and the parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them. If the parties fail to agree upon such text, the party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made.
10.5 Neither this Agreement nor any rights or obligations hereunder will be assignable by either Party without the prior consent of the other Party.
10.6 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).
10.7 Except as expressly provided in this Agreement and in the agreements, securities and other documents contemplated or provided for herein, this Agreement contains the entire agreement among the Parties with respect to the Securities, and there are no other terms, conditions representations or warranties, whether express or implied, oral or written, or by statute, or by common law, by the Companies, the Purchaser, or anyone else.
10.8 The Parties may amend this Agreement only in writing.
10.9 This Agreement enures to the benefit of and is binding upon the Parties and their successors and permitted assigns.

10.10 This Agreement may be executed in any number of counterparts (including fax) each of which when so executed will be deemed to be an original and when taken together will constitute the entire and same agreement.
DATED at                                          this                      day of                       2004.
For and on behalf of
UOB VENTURE TECHNOLOGY INVESTMENTS LTD
“Quek Cher Tech”

Name:	Quek Cher Teck

Title:	Managing Director. UOB Venture Management Pte Ltd

Address:	80 Raffles Place #30-20 UOB Plaza 2 Singapore 048624

Registration Instructions:	Delivery Instructions

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)
ACCEPTED this 14th day of June, 2004.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:	“John, Olthoff”

WEX MEDICAL LIMITED

Per:	“Frank Shum”

SCHEDULE “A”
DEBENTURE

DEBENTURE
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004].
THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD OR CONVERTED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON “ ARE DEFINED BY REGULATION S UNDER THE 1933 ACT.
THIS DEBENTURE, dated for reference June 14, 2004 is made
BETWEEN:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD 80 Raffles Place, UOB Plaza 2 #30-20, Singapore 048624
(“Investor”)
OF THE FIRST PART
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 700 Hornby Street, Vancouver, British Columbia, V6Z 1 S4
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point. Hong Kong
(the “Suhsidiary”)
OF THE THIRD PART
WHEREAS the Investor has provided financing to the Subsidiary in the principal sum of $1.500,000 pursuant to a subscription agreement among the Investor, the Company and the Subsidiary dated May 18, 2004;

AND WHEREAS the Subsidiary is wholly owned by the Company:
NOW THEREFORE THIS DEBENTURE WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth. the parties hereto agree as follows:
1	DEFINITIONS
Where used in this Debenture, the following. words and phrases have the following meanings:
(a)	“Advanced Funds” means $1,500,000 advanced by the Investor to the Subsidiary pursuant to the Subscription Agreement,
(b)	“Debenture” means this Debenture and the schedules hereto, as at any time amended or modified and in effect,
(c)	“Business Day” means any day other than a Saturday or a Sunday on which Canadian chartered banks are open for business in Vancouver, British Columbia,
(d)	“Closing Date” means June 14, 2004,
(e)	“Common Shares” means the common shares in the capital of the Company as constituted as of the date hereof,
(f)	“Companies” means the Company and the Subsidiary,
(g)
“Conversion Price” means the price at which the Advanced Funds may be converted into Common Shares, being Cdn$5.00 per Common Share, subject to adjustment on the occurrence of certain events specified in Part 6 of this Debenture. For the purposes hereof, Advanced Funds shall be deemed to be converted from US currency into Canadian currency at the rate of US$1.00 = Cdn $l .3866,

(h)
“Current Market Price” at any date for Common Shares means the closing price per Common Share on the Exchange for that day (provided that if on that day no Closing Price per share is reported by the Exchange as there were no trades that day, the average of the reported closing bid and asked prices on the Exchange on such day will he deemed to be the closing price per share for such day),

(i)	“Event of Default” means any event specified in section 5.1,
(j)
“Exchange” means The Toronto Stock Exchange, so long as the common shares of the Company are listed on The Toronto Stock Exchange. If the common shares are not listed on either The Toronto Stock Exchange, it means whatever stock exchange, stock market or over the counter system on which the common shares of the Company trade in the greatest volume or, if such common shares are not traded on any over-the-counter market or stock exchange, then the current market value thereof, as it may be determined by the directors of the Company,

(k)	“Issue Date” means June 1, 2004,

(l)	“Maturity Date” means June 15, 2009,
(m)	“NMLP” means Nanning Maple Leaf Pharmaceutical Co. Ltd., a limited liability company under the laws of China and a subsidiary of the Company,
(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004,
(o)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company,
(p)	“Trading Day” with respect to the Exchange means a day on which such exchange is open for the transaction of business; and
(q)	“UOB Debentures” means this Debenture and the debentures issued to each of UOB Venture (Shenzhen) Limited and UOB Capital Investments Pte Ltd by the Companies dated for reference June 14, 2004.

2	INTERPRETATION
2.1 Governing Law
This agreement is governed by the laws of the Province of British Columbia and the parties attorn to the nonexclusive jurisdiction of the courts of British Columbia for the resolution of all disputes under this Debenture.
2.2 Severability
If any one or more of the provisions contained in this Debenture is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
2.3 Parties In Interest
This Debenture enures to the benefit of and is binding on the parties hereto and their respective successors and permitted assigns.
2.4 Headings and Marginal References
The division of this Debenture into parts, sections, subsections; paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Debenture.
2.5 Currency
Unless otherwise indicated, all statements of, or references to, dollar amounts in this Debenture refer to lawful currency of the United States.
2.6 Accounting Principles
Unless otherwise specified in this Debenture, all accounting terminology and calculations shall be made in accordance with Canadian generally accepted accounting principles, consistently applied, and all accounting calculations shall be made on a consolidated basis.
3	THE ADVANCED FUNDS
3.1 Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date. Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date.

3.2 Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3 Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4 Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full.
3.5 Reimbursement of Interest
In the event that there are any taxes imposed on the Investor in respect of interest accrued or paid on the Advanced Funds during the first 12 months following the Issue Date, the Subsidiary shall reimburse the Investor for all such taxes, provided that the maximum aggregate amount of reimbursement under all UOB Debentures shall be limited to 15% of the interest paid on all UOB Debentures. The reimbursement shall be paid by the Subsidiary in United States currency within 14 Business Days of receipt by the Subsidiary of a letter from the Investor (or its manager) certifying the tax rate on the interest paid or due during the applicable period, together with a calculation of the amount of tax payable.
4	COVENANTS OF THE BORROWER
4.1. Positive Covenants
The Subsidiary and the Company covenant and agree with the Investor that, at all times during the currency of this Debenture:
(a)	the Subsidiary will pay the principal sum, interest and all other monies required to be paid to the Investor pursuant to this Debenture in the manner set forth herein,
(b)	each of the Companies will duly observe and perform each and every of its covenants and agreements set forth in this Debenture and the Subscription Agreement,
(c)	each of the Companies will forthwith upon becoming aware of the occurrence of an Event of Default, provide the Investor with immediate notice thereof,
(d)
they will pay on demand any and all reasonable costs. charges and expenses, including any legal costs insured by the Investor on the basis as between a solicitor and his own client, of and incidental to:

(i)	any matter which either of the Companies asks the Investor to consider in connection with this Debenture after the grant of this Debenture,

(ii)	the Investor’s performance of any covenant in this Debenture,

(iii)	any default by either of the Companies, and

(iv)	any steps or proceedings taken under this Debenture or otherwise by reason of nonpayment or procuring payment of the monies payable under this Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Investor incurring or being charged the same,
(e)
the Subsidiary will pay all reasonable expenses of any nominee of the Investor appointed or elected to the board of directors of NMLP reasonably incurred in attending at meetings of the board of directors or any committees thereof, provided NMLP fails to otherwise pay such expenses,

(f)
in the event the Investor elects at any time not to have a nominee on the board of directors of NAMI-P, the Company shall cause NMLP to give notice to the Investor of all meetings of the hoard of directors of NMLP to permit a representative of the Investor to attend any Board meetings of NMLP as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Investor’s nominee on the board of directors of NMLP,

(g)
they will, if so requested by the Investor, take all necessary steps to indemnify the Investor’s nominee director in accordance with the provisions of the laws of China and the constating documents of NMLP,

(h)
they will, mail quarterly unaudited consolidated financial statements of the Company and quarterly unaudited financial statements of each of the Subsidiary and NMLP to the Investor within 45 days after the end of each fiscal quarter,

(i)
they will, mail annual audited consolidated financial statements of the Company and annual audited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days of the end of each fiscal year,

(j)	they will, mail copies of all reports, financial statements and any other documents sent to the Company’s shareholders to the Investor on a timely basis,
(k)	they will, mail a copy of the annual budget, together with management’s discussion and analysis for NMLP within 1.5 days of approval by the board of directors of NMLP,
(l)	they will, provide any other financial information relating to the Companies and NMLP reasonably requested by the Investor,
(m)
they will promptly inform the Investor of the full particulars if a material change (actual, anticipated or threatened) or any change in a material -act occurs in the affairs of the Company or any of its subs diaries,

(n)	each of the Companies and NMLP will maintain proper records and books of account,

(o)	each of the Companies and NMLP will maintain its corporate existence,
(p)
the Company and each of its subsidiaries will, Keep in good standing all requisite licences, approvals, consents and authorizations necessary to enable the Company and its subsidiaries to conduct operations,

(q)	they will promptly provide the Investor with written notice of material litigation, and
(r)	the Subsidiary will apply the Advanced Funds to general working capital for the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia.

4.2 Negative Covenants
The Company covenants and agrees with the Investor that, at all times during the currency of this Debenture, unless it has received the prior written consent of the Investor to do so (such consent to be in the Investor’s sole and unfettered discretion but not to be unreasonably withheld), it will not:
(a)	permit the Subsidiary or NMLP to issue any securities, other than to the Company,
(b)	permit the Subsidiary or NMLP to borrow any money for a term of more than 12 months,
(c)	and will not permit the Subsidiary or NMLP to sell, lease, assign, transfer or otherwise dispose of all or substantially all of its assets,
(d)	and will not permit the Subsidiary or NMLP to redeem or repurchase shares, pay or declare dividends (or any other return of capital),
(e)	and will not permit any subsidiary to utilize any Advanced Funds to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders,
(f)	and will not permit the Subsidiary or NMLP to guarantee debt, except for the debt of its subsidiaries,
(g)	and will not permit the Subsidiary or NMLP to enter into any corporate reorganization or amalgamation,
(h)
and will not permit the Subsidiary or NMLP to, enter into any partnership, joint venture or similar agreement or arrangement, other than in the ordinary course of business or in connection with a corporate reorganization,

(i)
and will not permit any subsidiary to, dispose of or allow to lapse any intellectual property rights necessary to enable the Company and its subsidiaries to conduct operations, other than in the ordinary course of business or in connection with a corporate reorganization,

(j)	and will not permit the Subsidiary or NMLP to, grant a security interest in its assets, other than in the ordinary course of business,
(k)	and will not permit the Subsidiary or NMLP to amend its constating documents, or
(l)	allow any of the outstanding securities of the Subsidary or NMLP or ML’ to be pledged or transferrd.

5	EVENT OF DEAULT
5.1 Definition of Event of Default
The principal balance of the Advanced Funds, costs and any other money owing to the Investor under this Debenture will immediately become payable unless otherwise waived in writing, by the Investor, in any of the following events (each an “Event of Default”):
(a)	if the Subsidiary fails to pay within ten days of the due date thereof any payments due under this Debenture,
(b)
subject to the ten day grace period with respect to payments described in subsection 5.1(a) hereof, if the Subsidiary or Company fails to observe or perform any of the covenants in this Debenture or the Subscription Agreement on its part to be observed and performed,

(c)
if the present nominee of the Investor on the board of directors of NMLP ceases to be a director of NMLP for any reason and a replacement nominee of the Invstor acceptable to the Company, acting reasonably, is not appointed or elected to the board of directors of NMLP within 30 days if the Investor so requests,

(d)	if the board of directors of NMLP fails to meet (either in person or by telephone) at least two times each fiscal year,
(e)
if there is a change in the majority shareholding of the Subsidiary or NMLP, and for greater certainty there shall be deemed to be no change in the majority shareholding of an entity if the indirect ownership of such entity remains unchanged,

(f)
if the board of directors of the Subsidiary or NMLP, subject to any restrictions contained in this Debenture or the Subscription Agreement fails in each fiscal year to approve a budget for the forthcoming fiscal year,

(g)	if there is any breach, default or event of default under the Subscription Agreement or this Debenture,
(h)	if there is a sale of substantially all of the assets or business of the Company, the Subsidiary or NMLP, or
(i)	if any of the representations and warranties in the Subscription Agreement are or become not true.
5.2 Rights and Remedies of the Investor
Upon the occurrence of an Event of Default and at any time thereafter, the Investor may exercise any or all rights and remedies available to the Investor whether available under this Debenture or available at law or in. equity.
5.3 Overdue Payments
In addition to and without restricting the Investor’s other rights or remedies under this Debenture or available at law or in equity, in the event of an Event of Default under section 5.1(a) with respect to the nonpayment of interest, the Subsidiary shall pay to the Investor an additional amount equal to 2% per month (24% per year) of the overdue interest amount until the overdue interest amount is paid full, unless the Investor waives the payment of any such amount. The additional amount shall be payable on demand in cash, or at the election of the lnvestor, in fully paid non-assessable Common Shares in the capital of the Company. if the investor elects to be paid in Common Shares In the capital of the Company, the additional amount together with accrued and unpaid interest shall be converted into Common Shares at the lowest conversion puce as is then acceptable to the Exchange and the Company agrees to use all reasonable commercial efforts to obtain the approval of such conversion price from the Exchange upon being notified by the Investor of such election.

6	CONVERSION OF THE ADVANCED FUNDS
6.1 Conversion at Investor’s Option
At the option of the Investor, at any time or times, whether before or after the occurrence of a Event of Default, the principal balance of the Advanced Funds may be converted in whole or in part into fully-paid and non-assessable Common Shares in the capital of the Company at the Conversion Price. Any partial conversion of the Advanced Funds shall be in multiples of $25,000. The Investor shall advise the Company by notice in writing in the form attached as Appendix I of the principal amount that it wishes to convert (“Conversion Notice”) and the date of such conversion shall be the date of the Conversion Notice. In the case of a conversion of less than all of the principal amount outstanding of the Advanced Funds. the Companies shall deliver to the Investor, against receipt of this Debenture for cancellation, a replacement debenture in the same form as this Debenture in respect of the principal balance of the Advanced Funds remaining outstanding.
6.2 Automatic Conversion
In the event that the Current Market Price on ten consecutive Trading Days is at least equal to 1.5 times the then applicable Conversion Price, the Company may deliver written notice to the Investor specifying the date of conversion (“Conversion Notice”). On the specified date of conversion the principal balance of the Advanced Funds outstanding will be automatically converted into Common Shares at the then applicable Conversion Price. Upon receipt of the Conversion Notice the Investor will send the Debenture to the Company for cancellation.
6.3 Process on Giving Notice of Conversion
Upon the Company or the Investor, as the case may be, giving a Conversion Notice as described in sections 6.1 or 6.2, and subject to section 6.7, the Investor shall be entitled to be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares into which such portion of the Advanced Funds then outstanding has been converted and, within seven business days of the date of the Conversion Notice, the Company shall deliver to the Investor a certificate or certificates representing the Investor’s holdings of the Common Shares. Any interest accruing to the date of conversion on the portion of the Advanced Funds shall be paid by the Subsidiary to the Investor forthwith after the giving of the Conversion Notice.
6.4 Adjustment of Conversion Price
(a)
The Conversion Price (and the number of Common Shares issuable upon exercise of the conversion rights and obligations set forth in sections 6.1 and 6.2) is subject to adjustment from time to time in the events and in the manner provided as follows:

(b)
If and whenever at any time after the date hereof and prior to the repayment or the Advanced Funds and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Company:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or
(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,

(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction; the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common. Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where
(c)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 6.4 called the “Rights Period”), and

(d)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 6.4 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common. Shares on the record date,

(any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:
(e)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering, and
(ii)	a number determined by dividing the product of the Per Share Cost and:
A.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering, and

(f)	the denominator of which is
(i)	in the case described in subparagraph (e)(ii)(A ), the number of Common Shares outstanding, or
(ii)	in the case described in subparagraph (e)(ii)(B). the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (e)(ii)(B) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If pursuant to section 6.1 the Investor has given notice to convert or if pursuant to section 6.2 the Company has requested the Investor to convert during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period the Investor will, in addition to the Common Shares to which it is otherwise entitled upon such conversion in accordance with sections 6.1 and 6.2, be entitled to that number of additional Common. Shares which, when added to the number of Common Shares to which that holder is entitled upon such conversion, equals the number of Common Shares to which the Investor would have been entitled on exercise if the conversion notice had been given after the adjustment of the Conversion Price immediately after the end of the Rights Period. Such additional Common Shares will be deemed to have been issued to the Investor immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such holder within ten Business Days following the end of the Rights Period.
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:
(g)	shares of the Company of any class other than Common Shares,
(h)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price),

(i)	evidences of indebtedness, or

(j)	any property or other assets

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price effect on such record date by a fraction:
(k)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less
(ii)
the amount by which the aggregate fair market value (as determined by action by the directors of the Company) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distributions exceeds the fair market value (as determined by action of the directors of the Company) of the consideration, if any, received therefor by the Company, and

(l)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Investor will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6.4 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 6.4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Company will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
If and whenever at any time after the date hereof and prior to the Expiry Date any adjustment in the Conversion Price occurs as a result of
(m)	a Common Share Reorganization,

(n)	the fixing by the Company of a record date for a Rights Offering, or
(o)
the fixing by the Company of a record date for the issue or distribution to the holders of all or substantially all its outstanding Common Shares of (A) Common Shares, (B) securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share ‘less than the Current Market Price on such record date or (C) rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common less than the Current Market on such record date, then the number of Common Shares issuable upon conversion will be adjusted contemporaneously with the (adjustment of the Conversion Price by multiplying the number of Common Shares theretofore issuable on the exercise thereof immediately prior to such adjustment by a fraction the numerator of which is the Conversion, Price in effect immediately prior to such adjustment and the denominator of which is the Conversion Price resulting from such adjustment.
To the extent that any adjustment in subscription rights occurs pursuant to this section 6.4 as a result of a distribution of exchangeable or convertible securities, rights, options or warrants, or as a result of the fixing by the Company of a record date for the distribution of any such securities, the number of Common Shares issuable upon conversion will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be issuable or purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
6.5 Additional Adjustments
If by the terms of the rights, options or warrants referred to in section 6.4, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of
(a)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and
(b)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.
To the extent that any adjustment in the Conversion Price occurs pursuant to section 6.4 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants, the Conversion Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price and no adjustment will be made in the number of Common Shares issuable upon conversion unless it would result in a change of at least one one-hundredth of a Common Share, provided, however, that any adjustments which, except for the provisions of this section. would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
If at any time a dispute arises with respect to adjustments provided for in section 6.4, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination will be binding upon the Company and the Investor and the Company will provide such auditors or accountants with access to all necessary records of the Company.
If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive an dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such s are polders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act only then no adjustment In the Conversion Price or the number of Common Shares issuable upon conversion will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
As a condition precedent to the taking of any action which would require any adjustment in respect of conversion, including the Conversion Price and the number of class of shares or other securities which are to be received upon conversion, the Company must take any corporate action which may be necessary in order that. the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Investor are entitled to receive on conversion in accordance with the provisions thereof.
6.6 Acknowledgement
The investor acknowledges that this Debenture and any Common Shares which may be issued on the conversion of this Debenture have not been registered under the United States Securities Act of 1993, as amended (the “1933 Act”) or the securities laws of any state of the United States and this Debentures may not be transferred to or converted in the United States or by or on behalf of any U.S. Person unless such securities are registered under the 1933 Act and applicable State securities laws or unless an exemption from registration is available.
6.7 Bonus
If during the first 12 months following the Issue Date a Conversion Notice is issued in accordance with this Debenture with respect to the conversion of part or all of the principal balance of the Advanced Funds, then the Company shall deliver to the Investor that number of Common Shares as is equal to 104% of the number of Common Shares issuable on the conversion as otherwise calculated in accordance with the provisions of this Debenture and the provisions of section 6.3 shall apply mutatis mutandis. Any fractions of a share resulting shall be rounded up to the next whole number.
7	GENERAL
7.1 Rank
This Debenture shall rank pari passu with all other debentures issued by the Companies on June 14, 2004.
7.2 Waiver or Modification
No failure on the part of the Investor in exercising any power or right hereunder will operate as a waiver of that power or right nor will any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Debenture or consent to any departure by the Subsidiary or the Company therefrom will be effective unless it is in writing signed by the Investor. No notice to or demand on the Subsidiary or the Company Will entitle the Subsidary or the Company to any other further notice or demand in similar or other circumstances unless specifically provided for in this Debenture.

7.3 Borrower’s Waivers
The Companies hereby waive demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.
7.4 Time
Time is of the essence of this Debenture.
7.5 Further Assurances
The parties to this Debenture will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and filings as may be reasonably required for the purpose of giving effect to this Debenture.
7.6 Assignment
Neither the Investor nor the Companies may assign this Debenture or its interest herein or any part hereof except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, provided that the Investor shall be permitted to assign this Debenture and its interest hereunder to any affiliate as such term is defined in the Canada Business Corporations Act, as amended from time to time, without the consent of the Companies.
8	NOTICES
8.1 Any notice under this Debenture will be given in writing and may be sent by fax or may be delivered or mailed by prepaid post addressed to the party to which notice is to be given at the following address:
If to the Investor:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD
80 Raffles Place, UOB Plaza 2 #30-20
Singapore 048624

Attention: Quek Cher Teck
Fax: 011-65-6538-2569

If to the Subsidiary:

WEX MEDICAL LIMITED
Unit A. 34/F, Manulife Tower,
169 Electric Road, North Point,
Hong Kong

Attention: •
Fax: 011-582-2897-1966

If to the Company:

INTERNATIONAL WEX TECHNOLOGIES INC.
#2000 — 700 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Attention:
Fax: 604-683-8880
8.2 If notice is sent by fax or is delivered, it will be deemed to have been given at the time of transmission or delivery.
8.3 If notice is mailed, it will be deemed to have been received seven days following the date of mailing of the notice.
8.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or before the time a notice is mailed the notice will be sent by fax or will be delivered.
9	AMENDMENTS
This Debenture may be amended, waived, discharged or terminated only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.
IN WITNESS WHEREOF the Companies have executed and delivered this Debenture.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:
(Authorized Signatory)

WEX MEDICAL LIMTITD

Per:
(Authorized Signatory)

APPENDIX I
CONVERSION NOTICE
ALL SHARE CERTIFICATES ISSUED PRIOR TO October 15, 2004 MUST HAVE IMPRINTED ON THEIR FACE THE FOLLOWING:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004:”
The undersigned holder of the within Debenture, hereby subscribes for                      common shares of International Wex Technologies Inc. (“Wex”) in conversion of US$                     of the Advanced Amount                                          at a conversion price of Cdn$                                          per common share in accordance with the conversion referred to in Part 6 of the Debenture according to the conditions thereof.
The undersigned hereby certifies that the undersigned is the original purchaser of the Debenture or a transferee with the consent of Wex, and (i) is not (and is not exercising the Debenture for the account or benefit of) a “U.S. Person” or a person in the United States, (ii) did not execute or deliver this Conversion Notice in the United States and (iii) has in all other aspects complied with the terms of Regulation S of the United States Securities 4et of 1933, as amended (the “1933 Act”) or any successor rule or regulation of the United States Securities and Exchange Commission in effect.
DATED at                                         , this                      day of                                                              , 200_____.

Name of Debenture Holder

Authorized Signatory

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

SCHEDULE “B”
BRITISH COLUMBIA/ALBERTA. ACCREDITED INVESTOR CERTIFICATE
The Purchaser or the disclosed principal, as the case may be, hereby represents, warrants and certifies to Wex Medical Limited and International Wex Technologies Inc. (the “Issuers”) that the Purchaser or the disclosed principal, as the case may he, is an “accredited investor”, as such term is defined in Multilateral Instrument 45-103 and, as at the time the subscription is accepted by the Issuers (“Closing”), the Purchaser or the disclosed principal, as the case may be, will fall within one or more of the following categories (Please check and initial one or more, as applicable):
☐	(a)	a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada),

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐	(c)	an association under the Cooperative Credit Associations Act (Canada) located in Canada, or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act,

☐	(d)
a subsidiary of any person or corporation referred to in paragraphs (a) to (c), if the person or corporation owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐	(e)
a person or corporation registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

☐	(f)	an individual registered or formerl[y] registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or corporation referred to in paragraph (e),

☐	(g)	the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada,

☐	(h)	a municipality, public hoard or commission in Canada,

☐	(i)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐	(j)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

☐	(k)
an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

☐	(l)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent nears and who, in either case, reasonably expects to exceed that net income level in the current year,

☑	(m)
person or company, other than a mutual fund or non-redeemable investment fund, that, either alone or with a spouse has net assets of at least $5,000,000, and unless the person or company is an individual, that amount. is shown on its most recently prepared financial statements,

☐	(n)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

☐	(o)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one prospectuses for which the regulator has issued receipts,

☐	(p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account,

☐	(q)
a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as portfolio manager or the equivalent category of adviser,

☐	(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded,

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function, or

☐	(t)
a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

All dollars amounts in this Schedule “B” refer to Canadian currency.
For the purposed hereof, the following definitions are included for convenience:
“director” means
(a)
for the purposes of British Columbia law, a director of a corporation or an individual occupying or performing., with respect to a corporation or any other person, a similar position or similar functions:

(b)	for the purposes of Alberta law, a person acting in a capacity similar to that of a director of a corporation;
“eligibility adviser” means an investment dealer or equivalent category of registration, registered under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed:
“financial assets” means cash and securities;
“fully managed account” means an account for which a person or company makes the investment decisions if that person or company has full. discretion to trade In securities for the account without requiring the client’s express consent to a transaction:
“mutual fund” includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, Including a separate fund or trust account, of the issuer of the securities;

“non-redeemable investment fund” means an issuer
(a)	whose primary purpose is to invest money provided by its security holders;

(b)
that does not invest for the purpose of exercising effective Control, seeking to exercise effective control or heron actively involved in the management of the issuers in which is invests, other than mutual funds or other non-redeemable investment funds; and

(c)	that is not a mutual fund:
“related liabilities” means
(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or

(b)	liabilities that are secured by financial assets; and
“securities legislation” means securities legislation as such term is defined in National Instrument. 14-101 — Definitions.
The foregoing representation, warranty and certificate is true an accurate as of the date of this certificate and will he true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuers.
IN WITNESS WHEREOF, the undersigned tined has executed this Certificate as of the                      day of                      2004.

If a Corporation, Partnership or Other Entity:	If an Individual:

UOB Venture Technology Investments Ltd

Name of Entity	Signature

Venture Capital Fund

Type of Entity	Print of Type Name

/s/

Signature of Person Signing

Quek Cher Teck, Managing Director,
UOB Venture Management Pte Ltd
(For and on behalf of UOB Venture Technology Investments Ltd)

Print or Type Name and Title of Person Signing

SCHEDULE “C”
APPENDIX D
TORONTO STOCK EXCHANGE POLICIES AND FORMS
[¶145O-061]
PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING
To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.
QUESTIONNAIRE
1.	DESCRIPTION OF TRANSACTION
(a)	Name of issuer of the Securities International Wex Technologies Inc.

(b)	Number and Class of Securities to be Purchased 415,980 Common Shares and an additional 16,640 Common Shares if conversion made in year 1

(c)	Purchase Price C$5.00 per share.
2.	DETAILS OF PURCHASER
(a)	Name of Purchaser UOB VENTURE TECHNOLOGY INVESTMENTS LTD

(b)	Address 80 Raffles Place #30–20 UOB Plaza 2 Singapore 048624

(c)
Names and addresses of persons having a greater than 10% beneficial interest in the purchaser United Overseas Bank Limited, 80 Raffles Place UOB Plaza Singapore 048624 (The Purchaser manages funds for passive investors at its sole discretion)

3.	RELATIONSHIP TO ISSUER
(a)
Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider. No

(b)	If the answer to (a) is “no”, are the purchaser and the issuer controlled by the same person or company? If so, give details NA
4.	DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

Give details of all trading by the purchaser as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof NA

(CONTINUED ON FOLLOWING PAGE)

1302	Appendix D	14-12-03
UNDERTAKING
TO: The Toronto Stock Exchange
The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item I of this Private Placement Questionnaire and Undertaking.
The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED AT	UOB VENTURE TECHNOLOGY INVESTMENTS LTD

this day of 20	(Name of Purchaser — please print) /s/ [ILLEGIBLE]

(Authorized Signature)
Quek Cher Teck, MD, UOB Venture Mgmt

(Official Capacity — please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE “D”
1.      Techpharm Inc. — topical royalty: 5 to 7% (No royalty payments start of)

SCHEDULE “E”
INTERNATIONAL WEX TECHNOLOGIES INC.
Securities Authorized for Issuance for a Specific Purpose
As of March 31, 2004
A.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Warrants	34,138	$2.52	18-Oct-04
Warrants	8,000	$2.52	31-Oct-04
Warrants	207,374	$2.64	9-Apr-04
Warrants	13,500	$2.64	30-Apr-04
Warrants	27,010	$2.70	9-Aug-04
Warrants	161,475	$2.70	23-Aug-04
Warrants	200,000	$2.70	28-Aug-04
Warrants	217,700	$2.88	15-Jun-04
Warrants	274,000	$1.70 & $2.04	5-Aug-05
Warrants	110,000	$1.76 & $2.11	15-Aug-05
Warrants	325,000	$2.00 & $2.40	6-Sep-05
Warrants	250,000	$2.05 & $2.46	13-Sep-05
Warrants	8,000	$2.10 & $2.52	10-Dec-04
Warrants	51,470	$2.20 & $2.64	14-Feb-05
Warrants	3,839,654	$2.30 & $3.00	29-Oct-05
Warrants	400,000	$5.55 & $6.65	30-Dec-05
Warrants	600,000	$5.55 & $6.65	30-Jan-06

Total outstanding warrants	6,727,321

B.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Agent’s Options	138,032	$1.95	29-Oct-05
Agent’s Options	11,360	$5.00	30-Jan-06

Total outstanding agent’s options	149,392

C.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Options	20,000	$2.13	1-Sep-04
Options	442,000	$2.08	2-Mar-05
Options	302,000	$1.60	9-Apr-05
Options	23,760	$2.00	9-Apr-05
Options	25,000	$2.04	9-Apr-05
Options	90,000	$2.04	9-Apr-05
Options	73,760	$2.11	9-Apr-05
Options	20,000	$2.08	18-Apr-05
Options	45,000	$2.08	20-Jul-05
Options	170,000	$2.46	15-Dec-05
Options	175,000	$3.83	15-Dec-05
Options	50,000	$5.02	31-Dec-05
Options	140,000	$5.02	9-Jan -06
Options	60,000	$2.18	7-Jun-06
Options	30,000	$5.02	31-Dec-06
Options	60,000	$2.00	14-Jan-07
Options	1,056,613	$1.82	22-Dec-07
Options	180,000	$2.46	6-Oct-08
Options	1,535,000	$3.83	31-Oct-08
Options	130,000	$5.02	9-Jan-09
Options	50,000	$5.53	23-Feb-09

Total outstanding stock options	4,678,133

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
THIS AGREEMENT dated for reference May 18, 2004
AMONG:
UOB VENTURE (SHENZHEN) LIMITED 608, St James Court, St. Denis Steer, Port Louis, Mauritius (Fax No.+86-755-8290-4093)
(the “Purchaser”);
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 700 Hornbv Street, Vancouver, British Columbia, V6Z 1S4 (Fax No. 604-683-8880)
(the Company”);
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point, Hong Kong (Fax No. 011-852-289 -1966)
(the “Subsidiary”)
WHEREAS:
A. The Company is listed on the Exchange and is subject to the regulatory jurisdictions of the Exchange and the Commissions;
B. The Subsidiary is wholly owned by the Company;
C. The Purchaser and certain other parties have agreed to loan to the Subsidiary money on certain terms and conditions, including the right to convert, the principal on the loan into Debenture Shares issuable by the Company.
THE PARTIES to this Agreement therefore agree:
1. INTERPRETATION
1.1 In this Agreement, unless the context otherwise requires:
(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“Accredited Investor” has the same meaning ascribed to that term in Multilateral Instrument 45103;

(c)	“Acts” means the Alberta Act, the B.C. Act and the Ontario Act, collectively;

(d)
“Alberta Act” means the Securities Act (Alberta), the regulations and rules made thereunder and all, policy statements, blanket orders, notices, directions and rulings issued or adopted by the Alberta Securities Commission, all as amended;

(e)
“B.C. Act” means the Securities Act (British Columbia). the regulations and rules made thereunder and all administrative policy statements, blanket orders, notices, directions and rulings issued or adopted by the British Columbia Securities Commission., all as amended;

(f)
“Business” means the business conducted by the Company and its subsidiaries, including., without limitation, the research, development, manufacturing and commercialisation of Tetrodotoxin and other pharmaceutical products;

(g)	“Closing” means the day Debentures are issued to the Purchaser;

(h)	“Commissions” means the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission;

(i)	“Companies” means the Company and the Subsidiary;

(j)	“Debenture Shares” means the previously unissued common shares in the capital of the Company into which the Debentures are convertible in accordance with the terms of the Debentures;

(k)
“Debentures” means the unsecured convertible debentures due five years and one day from the date of issuance and bearing interest at 5 1/2% per annum payable semi annually and otherwise having the attributes and being in the form of Schedule “A” attached to this Agreement;

(l)	“Disclosed Principal” has the meaning ascribed to it in subparagraph 3.1(c)(ii);

(m)
“Disclosure Record” means all prospectuses, financial statements, information circulars, annual information forms, press releases and material change reports of the Company filed with any of the Commissions since January 1, 2000;

(n)	“Exchange” means The Toronto Stock Exchange;

(o)
“Intellectual Property” means the intellectual property of every nature, whether registered or unregistered, including, without limitation, all world wide copyrights, patents, patent rights, trademarks, applications for any of the foregoing, trade names, service marks, and other trade rights, license agreements, marketing rights, trade secrets, and know-how, formulae, processes, technology, inventions, engineering and other proprietary processes, source code, object code, computer programs and other computer software, in whatever media, and data, specifications, prototypes, designs, records, drawings, and calculations, domain names, web addresses, web sites, licenses, sub-licenses, computer rights, other intellectual or industrial property and all other proprietary rights or interests, together with all antecedent derivative works, of or pertaining to the Business;

(p)	“Multilateral Instrument 45-102” means ‘Multilateral Instrument 45-102 “Resale of Securities” published by the Canadian Securities Administrators;

(q)	“Multilateral Instrument 45-103” means Multilateral Instrument 45-103 “Capital Raising Exemptions” published by the British Columbia Securities Commission and the Alberta Securities Commission;

(r)
“Ontario Act” means the Securities Act (Ontario), the regulations and rules made thereunder and all policy statements, blanket orders, notices, directions and rulings issued or adopted by the Ontario Securities Commission. all as amended;

(s)	“Parties” or “Party” means the Purchaser, the Issuer or both. as the context requires;

(t)	“Private Placement” means the offering of the Debentures:

(u)	“Purchaser” has the meaning ascribed to it on the cover page;

(v)	“Purchaser’s Debentures” means those Debentures which the Purchaser has agreed to purchase under this Agreement as set forth in Section 2.1;

(w)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(x)	“Regulatory Authorities” means the Commissions and the Exchange;

(y)	“Securities” means the Debentures and Debenture Shares;

(z)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company;

(aa)	“United States” has that meaning ascribed to it in Regulation S; and

(bb)	“U.S. Person” has the meaning ascribed to it in Regulation S;
1.2 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).
1.3 This Agreement is to he read with all changes in gender or number as required by the context.
1.4 The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.
1.5 Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful currency of the United States of America.
1.6 This Agreement is governed by, subject to and interpreted in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein, and the courts of the Province of British Columbia will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.
2. PURCHASE AND SALE OF DEBENTURES
2.1 At the Closing, the Purchaser will advance to the Subsidiary $2,100,000 for a $2,100,000 principal amount of Debentures (the “Purchaser’s Debentures”) and the Subsidiary and the Company will issue and deliver to the Purchaser the Purchaser’s Debentures, on the terms and subject to the conditions set out in this Agreement.
3. REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS OF THE PURCHASER
3.1 The Purchaser acknowledges, represents, warrants and covenants to and with the Companies that, as at the date given above and at the Closing:
(a)
no prospectus has been filed by the Companies with any of the Commissions in connection with the issuance of the Debentures , such issuance is exempted from the prospectus requirements of the Acts and that:

(i)	the Purchaser is restricted from using most of the civil remedies available under the Acts;

(ii)	the Purchaser may not receive information that would otherwise be required to be provided to it under the Acts; and

(iii)	the Purchaser is relieved from certain obligations that would otherwise apply under the Acts;
(b)	the Purchaser certifies that it and, if applicable, the Disclosed Principal, is resident in the jurisdiction set out on the first page of this Agreement;

(c)	the Purchaser is either:
(i)
purchasing the Purchaser’s Debentures as principal for its own account and not for the benefit of any other person or is deemed under the Acts to be purchasing the Purchaser’s Debentures as principal, and in either case is purchasing the Purchaser’s Debentures for investment only and not with a view to the resale or distribution of all or any of the Purchaser’s Debentures: or

(ii)
purchasing the Purchaser’s Debentures as agent for a disclosed principal the “Disclosed Principal”) and is not deemed under the Acts to be purchasing the Purchaser’s Debentures as principal, and it is duly authorized to enter into this Agreement and to execute and deliver all documentation in connection with the purchase on behalf of such Disclosed Principal, who is purchasing as principal for its own account and not for the benefit of any other person and for investment only and not with a view to the resale or distribution of all or any of the Purchaser’s Debentures and in its capacity as agent, the Purchaser is acting in compliance with all applicable securities and other laws;

(d)
the Purchaser or the Disclosed Principal for which it is acting, as the case may be is an Accredited Investor, by virtue of the fact that the Purchaser or such Disclosed Principal, as the case may be, falls within one or more of the sub-paragraphs of the definition of Accredited ‘Investor set out in Schedule “B”(the Purchaser having checked and initialled the sub-paragraph(s) applicable to the Purchaser or such Disclosed Principal, as the case may be);

(e)	if the Purchaser or the Disclosed Principal is resident outside of Canada and the United States, the Purchaser and the Disclosed Principal, if applicable:
(i)
is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Purchaser, or the Disclosed Principal is resident (the “International Jurisdiction”) which would apply to the acquisition of the Purchaser’s Debentures, if any;

(ii)
is purchasing the Purchaser’s Debentures pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the International Jurisdiction or, if such is not applicable, the Purchaser, and the Disclosed Principal, if applicable, is permitted to purchase the Purchaser’s Debentures under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption; and

(iii)
the applicable securities laws of the Authorities in the International Jurisdiction do not require the Companies to make any filings or seek any approvals of any nature whatsoever from any Authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Purchaser’s Debentures;

(f)
the Purchaser acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any state of the United States, that the Securities may not be offered or sold,. directly or indirectly, in the United States except pursuant to registration under the 1933 Act and the securities Iaws of all applicable states or available exemptions therefrom, and that the Companies have no obligation or present intention of tiling a registration statement under the 1933 Act in respect of the Securities;

(g)
The Purchaser acknowledges and agrees that the offer to purchase the Purchaser’s Debentures was not made when either the Purchaser or the Disclosed Principal, if applicable, was in the United States and at the time the Purchaser’s subscription for Debentures was delivered to the Companies, the Purchaser and the Disclosed Principal, if applicable, was outside the United States and that:

(i)	the Purchaser is not and will not be purchasing the Purchaser’s Debentures for the account or benefit of any person in the United States;

(ii)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act; and

(iii)	the Purchaser or the Disclosed. Principal, if applicable, has no intention to distribute either directly or indirectly of the Securities in the United States. except in compliance with the 1933 Act;
(h)
neither the Purchaser nor, the .Disclosed Principal, if applicable, has knowledge of a ‘material fact” or “material change” (as those terms are defined in the Acts) in the affairs of the Companies that has not been generally disclosed to the public, save knowledge of this particular transaction;

(i)
the Purchaser has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if an individual is of full at7e of majority, and if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its Jurisdiction of incorporation, and all necessary approvals by its directors, shareholders and others have been given to authorize the execution of this Agreement on behalf of the Purchaser;

(j)
the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of. the Purchaser or the Disclosed Principal, if applicable, or of any agreement, written or oral, to which the Purchaser or the Disclosed Principal, if applicable, may be a party or by which it is or may be bound;

(k)
this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser and, if applicable, the Disclosed Principal;

(1)
the Purchaser has been advised to consult its own legal advisors with respect to the applicable hold periods imposed in respect of the Securities by applicable securities legislation and regulatory policies;

(m)
the Purchaser and, if applicable, the Disclosed Principal are aware of the risks and other characteristics of the Securities and of the fact that the Purchaser and, if applicable, the Disclosed Principal, may not be able to resell the Securities purchased by it except in accordance with the applicable securities legislation and regulatory policies and that the Securities may be subject to resale restrictions and may bear a legend to this effect;

(n)
if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser, and if applicable, the Disclosed Principal, will, at the cost of the Companies, execute, deliver, file and otherwise assist the Companies in filing, such reports. undertakings and other documents with- respect to the issue of the Debentures as may be required;

(o)
the Purchaser, and if applicable, the Disclosed Principal, has not purchased the Debentures as a result of any form of general solicitation or general adze rising, including, advertisements. articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been Invited by general solicitation or general advertising;

(p)
the Purchaser, and if applicable, the Disclosed Principal, have such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment, and is able to bear the economic risk of loss of its investment;

(q)
the Purchaser, or, if applicable, the Disclosed Principal, will deliver a completed Private Placement Questionnaire and Undertaking in the form attached hereto as Schedule “C” to the Company in accordance with Section 7.2 of this Agreement;

(r)
the Purchaser agrees that the Company may be required by law or otherwise to disclose to regulatory authorities the identity of the Purchaser and, if applicable, the beneficial purchaser for whom the Purchaser may be acting; and

(s)
the Purchaser agrees that the above representations, warranties, covenants and acknowledgements in this subsection will be true and correct both as of the execution of this subscription and as of the day of Closing.

3.2 The foregoing representations, warranties, covenants and acknowledgements are made by the Purchaser with the intent that they be relied upon by the Companies in determining its suitability as a purchaser of Debentures. The Purchaser undertakes to notify the Companies immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.
4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANIES
4.1 The Companies, jointly and severally, represent, warrant and covenant that, as of the date given above and at the Closing:
(a)
the Company and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated or amalgamated and have all requisite corporate authority and power to carry on their respective businesses, as now conducted and as presently proposed to be conducted by them, and to own, lease and operate their respective properties and assets;

(b)	the Subsidiary is wholly owned by the Company;

(c)
each of the Companies and their respective subsidiaries is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where required under the laws of that jurisdiction;

(d)
the authorized capital of the Company consists of an unlimited number of common shares without par value, of which 32,168,812 common shares are issued and outstanding. The outstanding shares of the Company are fully paid and non-assessable;

(e)	each of the Companies has full corporate power and authority to issue the Debentures;

(f)
the Company will reserve or set aside sufficient shares in its treasury to issue the Debenture Shares and upon their issuance the Debenture Shares will be duly and validly issued as fully paid and non-assessable;

(g)
except as qualified by the disclosure in the Disclosure Record, the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Company holds an interest. in a property, business or assets are in good standing according to their terms and the properties In which the Company holds an interest are in good standing under the applicable laws of the jurisdictions in which they are situated;

(h)	the Disclosure Record is in all material respects accurate and omits no facts, the omission of which would constitute a misrepresentation within the meaning of the Acts;

(i)
the financial statements of the Company contained in the Disclosure Record, filed with any of the Commissions have all been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Company as of the date thereof, and no adverse material changes in the financial position of the Company have taken place since March 31, 2003;

(j)
subject to the terms of any license agreements set out in Schedule ``D”, the Company or its subsidiaries has the right to use, sell, license, sub-license and prepare derivative works for and dispose of and has the rights to bring actions for the. infringement or misappropriation of the Intellectual Property used in the Business and neither the Company nor any subsidiary has conveyed, assigned or encumbered any of the Intellectual Property rights owned, used by or licensed to the Company or its subsidiaries. All registrations and filings necessary Co preserve the rights of the Company and its subsidiaries to the Intellectual Property have been made and are in good standing;

(k)
no shareholder of the Company or any of its subsidiaries nor any person who is related to or not dealing at arm’s length with a shareholder owns or has any rights to the use of the Company’s or any of its subsidiaries Intellectual Property;

(1)
the execution and delivery of this Agreement and the Debentures will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries (or any portion thereof);

(m)
the conduct of the Business, and the manufacture, marketing, modification, license, sale or use of the Intellectual Property used in connection with the conduct or operation or proposed conduct or operation of the Business, does not, to the best of the Company’s knowledge, infringe upon or violate the Intellectual Property or proprietary right of any other person;

(n)
the Company has received no notice of pending or threatened claims or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Intellectual. Property necessary or required or otherwise used for or in connection with the conduct of the operations of the Business, nor to the best of the Company’s knowledge, is there any basis for such claim, nor has the Company received any notice asserting that any Intellectual Property right or the proposed use, sale, license or disposition thereof by the Company or any of its subsidiaries conflicts or will conflict with the rights of any party, nor to the best of the Company’s knowledge, is there any basis for such assertion;

(o)
to the best of the Company’s knowledge, no employee of the Company or any of its subsidiaries is in violation of any term of any non-disclosure, proprietary rights or similar agreement between the employee and any former employer;

(p)
to the best of the Company’s knowledge, all technical information capable of patent protection developed by and belonging to the Company or any of its subsidiaries or licensed to the Company or any of its subsidiaries which has not been patented has been kept confidential;

(q)
except as set forth in Schedule “D” there are no royalties, honoraria, fees or other payments payable by the Company or any of its subsidiaries to any person by reason of the ownership, use, license, sale or disposition of any of the Intellectual Property;

(r)
all employees of, and consultants to, the Company or any of its subsidiaries have entered into proprietary rights or similar agreements with the Company or its subsidiaries, pursuant to which the employee/consultant assigns to the Company or its subsidiaries all. Intellectual Property, technical information and other information developed and/or worked on by the employee/consultant while employed by the Company or its subsidiaries;

(s)
all persons having access to or knowledge of the Intellectual Property of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of he Business have entered into appropriate non-disclosure agreements with the Company or its subsidiaries;

(t)
to the best of the Company’s knowledge the Intellectual Property of the Company and its subsidiaries comprises all of the Intellectual Property necessary for the conduct of the Business as it has been conducted in the previous 12 months;

(u)	the Subsidiary will use the funds received from the Private Placement for general working capital of the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia;

(v)
the Companies have complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Acts and the Canada Business Corporations Act in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(w)
there is not presently, and will not be until the closing of the Private Placement, any material change, as defined in the Acts, relating to the Companies or change in any .material fact, as defined in the Acts, relating to the Securities which has not been or will not be fully disclosed in accordance with the requirements of the Acts and the policies of the Exchange;

(x)
the Company and its subsidiaries are not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby (including, without limitation, the issuance of the Securities) does not and will not result in any breach of, or constitute a default under, and sloes not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any terns or provision of the constating documents or resolutions of shareholders or directors of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or any of its subsidiaries or their properties or assets;

(y)
neither the Company nor its subsidiaries is a party to any actions, suits or proceedings which could materially affect its respective business or financial condition, and to the best of the Companies’ knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(z)	there are no judgments against the Company or its subsidiaries which are unsatisfied, nor is the Company or its subsidiaries subject to any consent decrees or injunctions;

(aa)
each of the Company and its subsidiaries has conducted and is conducting its business in material compliance with all applicable laws. rules and regulations and, in particular. all applicable licensing and environmental legislation, regulations and by-laws and other requirements of any governmental or regulatory bodies applicable to the Company and its subsidiaries, of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all )jurisdiction in which it carries on business which are necessary or in the opinion of the Company desirable to carry on its business as now conducted or as presently proposed to be conducted, and all such licences, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have a material adverse effect on the business of the Company or its subsidiaries as now conducted or as proposed to be conducted;

(bb)
this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Companies, and the Companies has or will have by the Closing full corporate power and authority to undertake the Private Placement;

(cc)	the “restricted period” under Multilateral Instrument 45-102 will not exceed four months from the date of issuance of the Debentures;

(dd)	the Company is a “reporting issuer” under the Acts and is not in default of any of the requirements of the Acts or any of the administrative policies or notices of the Exchange;

(ee)
no order ceasing or suspending trading in securities of the Companies nor prohibiting the sale of such securities has been issued to and is outstanding against the Companies or their directors, officers or promoters or against any other companies that have common directors, officers or promoters and no Investigations or proceedings for such purposes are pending or threatened;

(ff)
except as described in Schedule “E’’, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the Issue or allotment of any unissued shares In the capital of the Company or its subsidiaries, or any other security convertible Into or exchangeable for any such shares, or to require the Company or its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(gg)
the Company and its subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith;

(hh)
the Company has established on its books and records reserves which are adequate for the payment of all taxes accrued but not yet due and payable and there are no liens for taxes on the assets of the Company or its subsidiaries except for taxes not yet due, and there are no audits of any of the tax returns of the Company which are known by the Company’s management to he pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Company; and

(ii)
to the best of the Company’s knowledge, the representations, warranties and statements of fact contained herein or otherwise furnished by or on behalf of the Company or the subsidiaries to the Purchaser in connection with the transactions contemplated by this Agreement do not omit to state any material fact necessary to make any such representation, warranty or statement not misleading to a prospective purchaser of Debentures seeking full information as to the Company and its subsidiaries. The Company has no knowledge of any facts relating to the Business which, if known by a prospective purchaser of Debentures seeking full information as to the Company and its subsidiaries, might reasonably be expected to deter such prospective purchaser from completing the transactions contemplated in this Agreement.

4.2 The representations, warranties and covenants contained in this section will survive the Closing.
5. COVENANTS OF THE COMPANIES
5.1 The Company and each of its subsidiaries shall deliver to the Purchaser such financial statements and other documents as required under the. Debentures.
5.2 So long as any Debentures are outstanding, the Companies agree to appoint to the board of directors of Nanning Maple Leaf Pharmaceutical Co. Ltd. (a limited liability company under the laws of China), one nominee designated in writing by holders of Debentures.
5.3 The covenants contained in this section will survive Closing and shall terminate upon the conversion of the Debentures in accordance with the terms thereof.

6. FILINGS WITH THE REGULATORY AUTHORITIES
6.1 The Company has given to the Exchange written notice of the terms of this Agreement arid the proposed Private Placement and all other information required by the rules and policies of the Exchange (the “Notice”).
6.2 The Company will upon written request provide the Purchaser and its solicitors with a copy of the Notice, and a copy of the letters of acceptance of the Notice from the Exchange.
6.3 The Company will file all required documents and filing fees and will do all things required by the rules and policies of the Exchange in order to obtain the acceptance of the Exchange to the Private Placement.
6.4 The Company will:
(a)	within the time periods specified by the Acts file with the appropriate Commissions the appropriate forms required to be filed in connection with the Private Placement; and

(b)	within 10 days following Closing, provide the Purchaser’s solicitors with copies of such forms.
7. CONDITIONS OF CLOSING
7.1 The obligation of the Purchaser to purchase the Debentures contemplated hereby will be subject to the fulfilment on or before Closing of the following terms and conditions, compliance with which may he waived in whole or in part by the Purchaser in its discretion and upon such terms as it may consider appropriate:
(a)
the representations and warranties of the Companies contained herein will be true in all material respects at and as of closing as though such representations and warranties were made again at and as of such time and at Closing the Companies will have delivered to the Purchaser a certificate, in form and substance satisfactory to the Purchaser, reaffirming such representations and warranties;

(b)	there has not occurred any adverse material changes in the affairs or prospects of the Company or its subsidiaries, as determined by the Purchaser;

(c)
the average closing price for the common shares of the Company for the ten trading days immediately prior to Closing is not less than 50% of the conversion price of the Debentures during the first year of the term thereof;

(d)	the Purchaser’s investment committee shall have approved the Purchase of the Purchaser’s Debentures;

(e)	the Companies will have performed and complied with all covenants, agreements and conditions required hereby to be performed or complied with by the Companies prior to Closing;

(t)	the Exchange will have issued its final acceptance of the issuance of the Securities as contemplated by the terms of this Agreement;

(g)
no order (draft or otherwise), judgment, injunction, decree, award writ of any court tribunal, arbitrator. government agency or other person will have been entered that prohibits or restricts the Closing or which, in the opinion of the Purchaser, acting reasonably, could prevent or restrict any party hereto from performing any of its obligations hereunder; and

(h)	the Purchaser will have received a favourable written opinion of the Company’s counsel dated the date of Closing satisfactory in scope and substance to the Purchaser and its counsel acting reasonably.

7.2 The obligation of the Companies to complete the subscription contemplated hereby will he subject to the fulfilment on or before Closing of the following g terms and conditions, compliance with which may be waived in whole or in part by the Company in its discretion and upon such terms as it may consider appropriate:
(a)	the Purchaser or, if applicable, the Disclosed Principal, as the case may be, has delivered to the Companies a fully executed copy of this Agreernent, including Schedule “B” and Schedule “C”;

(b)
the representations and warranties of the Purchaser contained herein will be true in all material respects on and as of Dosing as though such representations and warranties were made at and as of such time;

(c)	the Purchaser will have performed and complied with all covenants, agreements and conditions required hereby to be performed or complied with by it up to and including the Closing;

(d)	the Exchange will have issued its final acceptance of the issuance of the Securities contemplated by the terms of this Agreement: and

(e)
no order (draft of otherwise), judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, governmental agency or other person will have been entered that prohibits or restricts the Closing or which, in the opinion of the Company, acting reasonably, could prevent or restrict any party hereto from performing any of its obligations hereunder.

8. CLOSING
8.1 On or before June 14, 2004 or soon thereafter as the Company can obtain the acceptance of the Exchange to issue the Securities, the Purchaser will deliver to the solicitors for the Subsidiary a cheque or wire transfer for $2,100,000 made payable to the Subsidiary or its solicitors.
8.2 At the Closing the Companies will deliver to the Purchaser the Purchaser’s Debentures and all certificates, agreements, declarations and other documents as the Purchaser may reasonably require.
8.3 At the Closing the Company will deliver to the Purchaser and to its solicitors a favourable opinion of the Company’s solicitors dated the Closing Date, in a form acceptable to the Purchaser and to its solicitors, as to all legal matters reasonably requested by the Purchaser relating to the creation, issue and sale of the Securities, and as to all other legal matters, including compliance with applicable securities laws, in any way connected with the issuance, sale and delivery of the Securities as the Purchaser may reasonably request. It is understood that counsel may rely on the opinions of local counsel acceptable to it as to matters governed by the laws of jurisdictions other than British Columbia or Canada and on certificates of officers of the Company, the transfer agent and the auditors of the Company as to relevant matters of fact.
8.4 The Company agrees that if, between the date of this Agreement and the date of Closing a material change (actual, anticipated or threatened) or of any change in a material fact occurs in the affairs of the Company or any of its subsidiaries, the Company will promptly inform the Purchaser of the full particulars and:
(a)	as soon as practicable issue and file with the Commissions and the Exchange a press release that is authorized by a senior officer disclosing the nature and substance of the change;

(b)	file with the Commissions the report required by the Acts as soon as practicable, and in any event no later than 10 days after the date on which the change occurs; and

(c)	provide copies of that press release, when issued, and that report, when filed, to the Purchaser and its solicitors upon written request.
9. EXPENSES OF PURCHASER
9.1 The Company, forthwith upon receiving an account, will pay all of the reasonable expenses of the Private Placement and all the expenses reasonably incurred by the Purchaser and the other purchasers of Debentures issued by the Subsidiary and the Company on the date hereof, including all legal fees and disbursements incurred by the Purchaser and other such purchasers to an aggregate maximum of Cdn$25,000.

9.2 The Company will pay the expenses referred to in the previous Subsection even if acceptance of the Private Placement is not granted by the Exchange or the transactions contemplated by this Agreement are not completed or this Agreement is terminated. unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Purchaser, including the failure of the Purchaser to obtain approval of its investment committee.
9.3 The Purchaser may, from time to time, render accounts for its expenses to the Company for payment on or before the dates set out in the accounts.
9.4 The Company authorizes the Purchaser to deduct its reasonable expenses in connection with the Private Placement from the proceeds of the Private Placement payable to the Company.
10. MISCELLANEOUS
10. In addition to the representations and warranties contained herein, all statements contained in any certificate delivered by or on behalf of a Party hereto in connection with the closing of the transactions contemplated hereby will be deemed to be representations and warranties hereunder. All representations and warranties made by a Party will survive the Closing notwithstanding any investigation at any time made, or any evidence as to the truth or accuracy thereof at any time accepted by or on behalf of the other party.
10.2 The Companies, jointly and severally, will hold the Purchaser harmless from and against all losses, whether consequential or otherwise, liabilities, costs, damages and expenses (including reasonable legal fees) arising out of or in consequence of any misrepresentation or breach of warranty or covenant given or made by the Companies hereunder. The Purchaser will indemnify and hold the Companies harmless from and against all losses, whether consequential or otherwise, liabilities, costs, damages and. expenses (including reasonable legal fees) arising out of or in consequence of any misrepresentation or breach of warranty or covenant given or made by the Purchaser hereunder. This paragraph will survive Closing for a period of two years.
10.3 A Party will give all notices to, or other written communications with, the other parties concerning this Agreement by hand, fax or registered mail addressed to the address given above.
10.4 Before Closing, no Party will make any public statement or issue any press release concerning the transactions contemplated herein, except as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of any law, order, rule, regulation or published policy of any regulatory authority having jurisdiction. If any such public statement or release is so required, the party making such disclosure will consult with the other party prior to making any statement or press release and the parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them. If the parties fail to agree upon such text, the party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made.
10.5 Neither this Agreement nor any rights or obligations hereunder will be assignable by either Party without the prior consent of the other Party.
10.6 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).
10.7 Except as expressly provided in this Agreement and in the agreements, securities and other documents contemplated or provided for herein, this Agreement contains the entire agreement among the Parties with respect to the Securities, and there are no other terms, conditions representations or warranties, whether express or implied, oral or written, or by statute, or by common law, by the Companies, the Purchaser, or anyone else.
10.8 The Parties may amend this Agreement only in writing.
10.9 This .Agreement enures to the benefit of and is binding upon the Parties and their successors and permitted assigns.

10.10 This Agreement may be executed in any number of counterparts (including fax) each of which when so executed will be deemed to be an original and when taken together will constitute the entire and same agreement.
DATED at                                          this                      day of                                           2004.
For and on behalf of
UOB VENTURE (SHENZEN) LIMITED

“Terence Ong Sea Eng”

Name: Terence Ong Sea Eng

Title: Director

Address:	608, St. James Court, St Denis Street, Port Louis, Mauritius

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

General Manager (Lim Yew Seng)

Account reference, if applicable	Contact Name

SZVC UOB Venture Management Co. Ltd.

Address	Address

Investment Building No. 4009 #11, Shennan Road

Furian Centre District, Shenzen PR China 518026

+86-755-8291-2888

(Telephone Number)
ACCEPTED this 14th day of June, 2004.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:	“John Olthoff”

WEX MEDICAL LIMITED

Per:	“Frank Shum”

SCHEDULE “A”
DEBENTURE

DEBENTURE
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004.
THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD OR CONVERTED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON “ ARE DEFINED BY REGULATION S UNDER THE 1933 ACT.
THIS DEBENTURE, dated for reference June 14, 2004 is made
BETWEEN:
UOB VENTURE (SHENZHEN) LIMITED 608, St James Court, St Denis Street, Port Louis, Mauritius
(“Investor”)
OF THE FIRST PART
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 700 Hornby Street, Vancouver, British Columbia, V6Z 1 S4
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Suhsidiary”)
OF THE THIRD PART
WHEREAS the Investor has provided financing to the Subsidiary in the principal sum of $2,100,000 pursuant to a subscription agreement among the Investor, the Company and the Subsidiary dated May 18, 2004;

AND WHEREAS the Subsidiary is wholly owned by the Company:
NOW THEREFORE THIS DEBENTURE WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth. the parties hereto agree as follows:
1 DEFINITIONS
Where used in this Debenture, the following. words and phrases have the following meanings:
(a)	“Advanced Funds” means $2,100,000 advanced by the Investor to the Subsidiary pursuant to the Subscription Agreement,

(b)	“Debenture” means this Debenture and the schedules hereto, as at any time amended or modified and in effect,

(c)	“Business Day” means any day other than a Saturday or a Sunday on which Canadian chartered banks are open for business in Vancouver, British Columbia,

(d)	“Closing Date” means June 14, 2004,

(e)	“Common Shares” means the common shares in the capital of the Company as constituted as of the date hereof,

(f)	“Companies” means the Company and the Subsidiary,

(g)
“Conversion Price” means the price at which the Advanced Funds may be converted into Common Shares, being Cdn$5.00 per Common Share, subject to adjustment on the occurrence of certain events specified in Part 6 of this Debenture. For the purposes hereof, Advanced Funds shall be deemed to be converted from US currency into Canadian currency at the rate of US$ 1.00 = Cdn $l .3866,

(h)
“Current Market Price” at any date for Common Shares means the closing price per Common Share on the Exchange for that day (provided that if on that day no Closing Price per share is reported by the Exchange as there were no trades that day, the average of the reported closing bid and asked prices on the Exchange on such day will he deemed to be the closing price per share for such day),

(i)	“Event of Default” means any event specified in section 5.1,

(j)
“Exchange” means The Toronto Stock Exchange, so long as the common shares of the Company are listed on The Toronto Stock Exchange. If the common shares are not listed on either The Toronto Stock Exchange, it means whatever stock exchange, stock market or over the counter system on which the common shares of the Company trade in the greatest volume or, if such common shares are not traded on any over-the-counter market or stock exchange, then the current market value thereof, as it may be determined by the directors of the Company,

(k)	“Issue Date” means June 1, 2004,

(1)	“Maturity Date” means June 15, 2009,

(m)	“NMLP” means Nanning Maple Leaf Pharmaceutical Co. Ltd., a limited liability company under the laws of China and a subsidiary of the Company,

(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18. 2004,

(o)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company,

(p)	“Trading Day” with respect to the Exchange means a day on which such exchange is open for the transaction of business; and

(q)
“UOB Debentures” means this Debenture and the debentures issued to each of UOB Capital Investments Pte Ltd and UOB Venture Technology Investments Ltd by the Companies dated for reference June 14, 2004.

2 INTERPRETATION
2.1 Governing Law
This agreement is governed by the laws of the Province of British Columbia and the parties attorn to the nonexclusive jurisdiction of the courts of British Columbia for the resolution of all disputes under this Debenture.
2.2 Severability
If any one or more of the provisions contained in this Debenture is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
2.3 Parties In Interest
This Debenture enures to the benefit of and is binding on the parties hereto and their respective successors and permitted assigns.
2.4 Headings and Marginal References
The division of this Debenture into parts, sections, subsections; paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Debenture.
2.5 Currency
Unless otherwise indicated, all statements of, or references to, dollar amounts in this Debenture refer to lawful currency of the United States.
2.6 Accounting Principles
Unless otherwise specified in this Debenture. all accounting terminology and calculations shall be made in accordance with Canadian generally accepted accounting principles, consistently applied, and all accounting calculations shall be made on a consolidated basis.
3 THE ADVANCED FUNDS
3.1 Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date. Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date.

3.2 Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3 Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4 Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full.
3.5 Reimbursement of Interest
In the event that there are any taxes imposed on the Investor in respect of interest accrued or paid on the Advanced Funds during the first 12 months following the Issue Date, the Subsidiary shall reimburse the Investor for all such taxes, provided that the maximum aggregate amount of reimbursement under all UOB Debentures shall be limited to 15% of the interest paid on all UOB Debentures. The reimbursement shall be paid by the Subsidiary in United States currency within 14 Business Days of receipt by the Subsidiary of a letter from the Investor (or its manager) certifying the tax rate on the interest paid or due during the applicable period, together with a calculation of the amount of tax payable.
4 COVENANTS OF THE BORROWER
4.1. Positive Covenants
The Subsidiary and the Company covenant and agree with the Investor that, at all times during the currency of this Debenture:
(a)	the Subsidiary will pay the principal sum, interest and all other monies required to be paid to the Investor pursuant to this Debenture in the manner set forth herein,

(b)	each of the Companies will duly observe and perform each and every of its covenants and agreements set forth in this Debenture and the Subscription Agreement,

(c)	each of the Companies will forthwith upon becoming aware of the occurrence of an Event of Default, provide the Investor with immediate notice thereof,
(d)
they will pay on demand any and all reasonable costs. charges and expenses, including any legal costs insured by the Investor on the basis as between a solicitor and his own client, of and incidental to:

(i)	any matter which either of the Companies asks the Investor to consider in connection with this Debenture after the grant of this Debenture,

(ii)	the Investor’s performance of any covenant in this Debenture,

(iii)	any default by either of the Companies, and

(iv)	any steps or proceedings taken under this Debenture or otherwise by reason of nonpayment or procuring payment of the monies payable under this Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Investor incurring or being charged the same,

(e)
the Subsidiary will pay all reasonable expenses of any nominee of the Investor appointed or elected to the board of directors of NMLP reasonably incurred in attending at meetings of the board of directors or any committees thereof, provided NMLP fails to otherwise pay such expenses,

(f)
in the event the Investor elects at any time not to have a nominee on the board of directors of NAMI-P, the Company shall cause NMLP to give notice to the Investor of all meetings of the hoard of directors of NMLP to permit a representative of the Investor to attend any Board meetings of NMLP as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Investor’s nominee on the board of directors of NMLP,

(g)
they will, if so requested by the Investor, take all necessary steps to indemnify the Investor’s nominee director in accordance with the provisions of the laws of China and the constating documents of NMLP,

(h)
they will, mail quarterly unaudited consolidated financial statements of the Company and quarterly unaudited financial statements of each of the Subsidiary and NMLP to the Investor within 45 days after the end of each fiscal quarter,

(i)
they will, mail annual audited consolidated financial statements of the Company and annual audited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days of the end of each fiscal year,

(j)	they will, mail copies of all reports, financial statements and any other documents sent to the Company’s shareholders to the Investor on a timely basis,

(k)	they will, mail a copy of the annual budget, together with management’s discussion and analysis for NMLP within 1.5 days of approval by the board of directors of NMLP,

(l)	they will, provide any other financial information relating to the Companies and NMLP reasonably requested by the Investor,

(m)
they will promptly inform the Investor of the full particulars if a material change (actual, anticipated or threatened) or any change in a material -act occurs in the affairs of the Company or any of its subsdiaries,

(n)	each of the Companies and NMLP will maintain proper records and books of account,

(o)	each of the Companies and NMLP will maintain its corporate existence,

(p)
the Company and each of its subsidiaries will, Keep in good standing all requisite licences, approvals, consents and authorizations necessary to enable the Company and its subsidiaries to conduct operations,

(q)	they will promptly provide the Investor with written notice of material litigation, and

(r)	the Subsidiary will apply the Advanced Funds to general working capital for the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia.
4.2 Negative Covenants
The Company covenants and agrees with the Investor that, at all times during the currency of this Debenture, unless it has received the prior written consent of the Investor to do so (such consent to be in the Investor’s sole and unfettered discretion but not to be unreasonably withheld), it will not:
(a)	permit the Subsidiary or NMLP to issue any securities, other than to the Company,

(b)	permit the Subsidiary or NMLP to borrow any money for a term of more than 12 months,

(c)	and will not permit the Subsidiary or NMLP to sell, lease, assign, transfer or otherwise dispose of all or substantially all of its assets,

(d)	and will not permit the Subsidiary or NMLP to redeem or repurchase shares, pay or declare dividends (or any other return of capital),

(e)	and will not permit any subsidiary to utilize any Advanced Funds to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders,

(f)	and will not permit the Subsidiary or NMLP to guarantee debt, except for the debt of its subsidiaries,

(g)	and will not permit the Subsidiary or NMLP to enter into any corporate reorganization or amalgamation,

(h)
and will not permit the Subsidiary or NMLP to, enter into any partnership, joint venture or similar agreement or arrangement, other than in the ordinary course of business or in connection with a corporate reorganization,

(i)
and will not permit any subsidiary to, dispose of or allow to lapse any intellectual property rights necessary to enable the Company and its subsidiaries to conduct operations, other than in the ordinary course of business or in connection with a corporate reorganization,

(j)	and will not permit the Subsidiary or NMLP to, grant a security interest in its assets, other than in the ordinary course of business,

(k)	and will not permit the Subsidiary or NMLP to. amend its constating documents, or

(l)	allow any of the outstanding securities of the Subsidary or NMLP or ML’ to be pledged or transferrd.

5 EVENT OF DEAULT
5.1 Definition of Event of Default
The principal balance of the Advanced Funds, costs and any other money owing to the Investor under this Debenture will immediately become payable unless otherwise waived in writing, by the Investor, in any of the following events (each an “Event of Default”):
(a)	if the Subsidiary fails to pay within ten days of the due date thereof any payments due under this Debenture,

(b)
subject to the ten day grace period with respect to payments described in subsection 5.1(a) hereof, if the Subsidiary or Company fails to observe or perform any of the covenants in this Debenture or the Subscription Agreement on its part to be observed and performed,

(c)
if the present nominee of the Investor on the board of directors of NMLP ceases to be a director of NMLP for any reason and a replacement nominee of the Investor acceptable to the Company, acting reasonably, is not appointed or elected to the board of directors of NMLP within 30 days if the Investor so requests,

(d)	if the board of directors of NMLP fails to meet (either in person or by telephone) at least two times each fiscal year,

(e)
if there is a change in the majority shareholding of the Subsidiary or NMLP, and for greater certainty there shall be deemed to be no change in the majority shareholding of an entity if the indirect ownership of such entity remains unchanged,

(f)
if the board of directors of the Subsidiary or NMLP, subject to any restrictions contained in this Debenture or the Subscription Agreement fails in each fiscal year to approve a budget for the forthcoming fiscal year,

(g)	if there is any breach, default or event of default under the Subscription Agreement or this Debenture,

(h)	if there is a sale of substantially all of the assets or business of the Company, the Subsidiary or NMLP, or

(i)	if any of the representations and warranties in the Subscription Agreement are or become not true.
5.2 Rights and Remedies of the Investor
Upon the occurrence of an Event of Default and at any time thereafter, the Investor may exercise any or all rights and remedies available to the Investor whether available under this Debenture or available at law or in equity.
5.3 Overdue Payments
In addition to and without restricting the Investor’s other rights or remedies under this Debenture or available at law or in equity, in the event of an Event of Default under section 5.1(a) with respect to the nonpayment of interest, the Subsidiary shall pays to the Investor an additional amount equal to 2% per month (24% per year) of the overdue interest amount until the overdue interest amount is paid full, unless the Investor waives the payment of any such amount. The additional amount shall be payable on demand in cash, or at the election of the Investor, in fully paid non-assessable Common Shares in the capital of the Company. if the investor elects to be paid in Common Shares In the capital of the Company, the additional amount together with accrued and unpaid interest shall be converted into Common Shares at the lowest conversion puce as is then acceptable to the Exchange and the Company agrees to use all reasonable commercial efforts to obtain the approval of such conversion price from the Exchange upon being notified by the Investor of such election.

6 CONVERSION OF THE ADVANCED FUNDS
6.1 Conversion at Investor’s Option
At the option of the Investor, at any time or times, whether before or after the occurrence of a Event of Default, the principal balance of the Advanced Funds may be converted in whole or in part into fully-paid and non-assessable Common Shares in the capital of the Company at the Conversion Price. Any partial conversion of the Advanced Funds shall be in multiples of $25,000. The Investor shall advise the Company by notice in writing in the form attached as Appendix I of the principal amount that it wishes to convert (“Conversion Notice”) and the date of such conversion shall be the date of the Conversion Notice. In the case of a conversion of less than all of the principal amount outstanding of the Advanced Funds, the Companies shall deliver to the Investor, against receipt of this Debenture for cancellation, a replacement debenture in the same form as this Debenture in respect of the principal balance of the Advanced Funds remaining outstanding.
6.2 Automatic Conversion
In the event that the Current Market Price on ten consecutive Trading Days is at least equal to 1.5 times the then applicable Conversion Price, the Company may deliver written notice to the Investor specifying the date of conversion (“Conversion Notice”). On the specified date of conversion the principal balance of the Advanced Funds outstanding will be automatically converted into Common Shares at the then applicable Conversion Price. Upon receipt of the Conversion Notice the Investor will send the Debenture to the Company for cancellation.
6.3 Process on Giving Notice of Conversion
Upon the Company or the Investor, as the case may be, giving a Conversion Notice as described in sections 6.1 or 6.2, and subject to section 6.7, the Investor shall be entitled to be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares into which such portion of the Advanced Funds then outstanding has been converted and, within seven business days of the date of the Conversion Notice, the Company shall deliver to the Investor a certificate or certificates representing the Investor’s holdings of the Common Shares. Any interest accruing to the date of conversion on the portion of the Advanced Funds shall be paid by the Subsidiary to the Investor forthwith after the giving of the Conversion Notice.
6.4 Adjustment of Conversion Price
(a)
The Conversion Price (and the number of Common Shares issuable upon exercise of the conversion rights and obligations set forth inn sections 6.1 and 6.2) is subject to adjustment from time to time in the events and in the manner provided as follows:

(b)
If and whenever at any time after the date hereof and prior to the repayment or the Advanced Funds and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Company:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary, course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction; the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common. Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where
(c)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 6.4 called the “Rights Period”), and

(d)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 6.4 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common. Shares on the record date,

(any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:
(e)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number determined by dividing the product of the Per Share Cost and:
A.
where the event giving rise to the application of this paragraph (.ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering, and
(f)	the denominator of which is
(i)	in the case described in subparagraph (e)(ii)(A ), the number of Common Shares outstanding, or

(ii)	in the case described in subparagraph (e)(ii)(B). the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (e)(ii)(B) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If pursuant to section 6.1 the Investor has given notice to convert or if pursuant to section 6.2 the Company has requested the Investor to convert during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period the Investor will, in addition to the Common Shares to which it is otherwise entitled upon such conversion in accordance with sections 6.1 and 6.2, be entitled to that number of additional Common. Shares which, when added to the number of Common Shares to which that holder is entitled upon such conversion, equals the number of Common Shares to which the Investor would have been entitled on exercise if the conversion notice had been given after the adjustment of the Conversion Price immediately after the end of the Rights Period. Such additional Common Shares will be deemed to have been issued to the Investor immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such holder within ten Business Days following the end of the Rights Period.
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:
(g)	shares of the Company of any class other than Common Shares,

(h)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price),

(i)	evidences of indebtedness, or

(j)	any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price effect on such record date by a fraction:
(k)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(ii)
the amount by which the aggregate fair market value (as determined by action by the directors of the Company) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distributions exceeds the fair market value (as determined by action of the directors of the Company) of the consideration, if any, received therefor by the Company, and

(1)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Investor will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6.4 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 6.4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Company will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
If and whenever at any time after the date hereof and prior to the Expiry Date any adjustment in the Conversion .Price occurs as a result of
(m)	a Common Share Reorganization,

(n)	the fixing by the Company of a record date for a Rights Offering, or

(o)
the fixing by the Company of a record date for the issue or distribution to the holders of all or substantially all its outstanding Common Shares of (A) Common Shares, (B) securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date or (C) rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common less than the Current Market on such record date, then the number of Common Shares issuable upon conversion will be adjusted contemporaneously with the (adjustment of the Conversion Price by multiplying the number of Common Shares theretofore issuable on the exercise thereof immediately prior to such adjustment by a fraction the numerator of which is the Conversion, Price in effect immediately prior to such adjustment and the denominator of which is the Conversion Price resulting from such adjustment.
To the extent that any adjustment in subscription rights occurs pursuant to this section 6.4, as a result of a distribution of exchangeable or convertible securities, rights, options or warrants, or as a result of the fixing by the Company of a record date for the distribution of any such securities, the number of Common Shares issuable upon conversion will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be issuable or purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
6.5 Additional Adjustments
If by the terms of the rights, options or warrants referred to in section 6.4, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of
(a)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(b)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.
To the extent that any adjustment in the Conversion Price occurs pursuant to section 6.4 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants, the Conversion Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price and no adjustment will be made in the number of Common Shares issuable upon conversion unless it would result in a change of at least one one-hundredth of a Common Share, provided, however,’ that any adjustments which, except for the provisions of this section. would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
If at any time a dispute arises with respect to adjustments provided for in section 6.4, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination will be binding upon the Company and the Investor and the Company will provide such auditors or accountants with access to all necessary records of the Company.
If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive an dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such s are polders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act only then no adjustment In the Conversion Price or the number of Common Shares issuable upon conversion will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
As a condition precedent to the taking of any action which would require any adjustment in respect of conversion, including the Conversion Price and the number of class of shares or other securities which are to be received upon conversion, the Company must take any corporate action which may be necessary in order that. the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Investor are entitled to receive on conversion in accordance with the provisions thereof.
6.6 Acknowledgement
The investor acknowledges that this Debenture and any Common Shares which may be issued on the conversion of this Debenture have not been registered under the United States Securities Act of 1993, as amended (the “1933 Act”) or the securities laws of any state of the United States and this Debentures may not be transferred to or converted in the United States or by or on behalf of any U.S. Person unless such securities are registered under the 1933 Act and applicable State securities laws or unless an exemption from registration is available.
6.7 Bonus
If during the first 12 months following the Issue Date a Conversion Notice is issued in accordance with this Debenture with respect to the conversion of part or all of the principal balance of the Advanced Funds, then the Company shall deliver to the Investor that number of Common Shares as is equal to 104% of the number of Common Shares issuable on the conversion as otherwise calculated in accordance with the provisions of this Debenture and the provisions of section 6.3 shall apply mutatis mutandis. Any fractions of a share resulting shall be rounded up to the next whole number.
7 GENERAL
7.1 Rank
This Debenture shall rank pari passu with all other debentures issued by the Companies on June 14, 2004.
7.2 Waiver or Modification
No failure on the part of the Investor in exercising any power or right hereunder will operate as a waiver of that power or right nor will any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Debenture or consent to any departure by the Subsidiary or the Company therefrom will be effective unless it is in writing signed by the Investor. No notice to or demand on the Subsidiary or the Company Will entitle the Subsidary or the Company to any other further notice or demand in similar or other circumstances unless specifically provided for in this Debenture.

7.3 Borrower’s Waivers
The Companies hereby waive demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.
7.4 Time
Time is of the essence of this Debenture.
7.5 Further Assurances
The parties to this Debenture will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and filings as may be reasonably required for the purpose of giving effect to this Debenture.
7.6 Assignment
Neither the Investor nor the Companies may assign this Debenture or its interest herein or any part hereof except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, provided that the Investor shall be permitted to assign this Debenture and its interest hereunder to any affiliate as such term is defined in the Canada Business Corporations Act, as amended from time to time, without the consent of the Companies.
8 NOTICES
8.1 Any notice under this Debenture will be given in writing and may be sent by fax or may be delivered or mailed by prepaid post addressed to the party to which notice is to be given at the following address:

If to the Investor:

UOB VENTURE (SHENZHEN) LIMITED
608, St James Court,
St Denis Street, Port Louis, Mauritius

Attention:	Terence Ong Sea Eng
Fax:	011-86-755-8290-4093

If to the Subsidiary:

WEX MEDICAL LIMITED Unit A,
34/F, Manulife Tower,
169 Electric Road, North Point,
Hong Kong

Attention:
Fax:	011-582-2897-1966

If to the Company:

INTERNATIONAL WEX TECHNOLOGIES INC.
#2000 – 700 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Attention:
Fax:	604-683-8880
8.2 If notice is sent by fax or is delivered, it will be deemed to have been given at the time of transmission or delivery.
8.3 If notice is mailed, it will be deemed to have been received seven days following the date of mailing of the notice.
8.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or before the time a notice is mailed the notice will be sent by fax or will be delivered.
9 AMENDMENTS
This Debenture may be amended, waived, discharged or terminated only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.
IN WITNESS WHEREOF the Companies have executed and delivered this Debenture.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:

(Authorized Signatory)

WEX MEDICAL LIMITED

Per:

(Authorized Signatory)

APPENDIX I
CONVERSION NOTICE
ALL SHARE CERTIFICATES ISSUED PRIOR TO October 15, 2004 MUST HAVE IMPRINTED ON THEIR FACE THE FOLLOWING:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004:”
The undersigned holder of the within Debenture, hereby subscribes for                      common shares of International Wex Technologies Inc. (“Wex”) in conversion of US$                     of the Advanced Amount                      at a conversion price of Cdn$                     per common share in accordance with the conversion referred to in Part 6 of the Debenture according to the conditions thereof.
The undersigned hereby certifies that the undersigned is the original purchaser of the Debenture or a transferee with the consent of Wex, and (i) is not (and is not exercising the Debenture for the account or benefit of) a “U.S. Person” or a person in the United States, (ii) did not execute or deliver this Conversion Notice in the United States and (iii) has in all other aspects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “1933 Act”) or any successor rule or regulation of the United States Securities and Exchange Commission in effect.
DATED at                                         , this                      day of                                         , 200_____.

Name of Debenture Holder

Authorized Signatory

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

SCHEDULE “B”
BRITISH COLUMBIA/ALBERTA. ACCREDITED INVESTOR CERTIFICATE
The Purchaser or the disclosed principal, as the case may be, hereby represents, warrants and certifies to Wex Medical Limited and International Wex Technologies Inc. (the “Issuers”) that the Purchaser or the disclosed principal, as the case may he, is an “accredited investor”, as such term is defined in Multilateral Instrument 45-103 and, as at the time the subscription is accepted by the Issuers (“Closing”), the Purchaser or the disclosed principal, as the case may be, will fall within one or more of the following categories (Please check and initial one or more, as applicable):
☐ (a)	a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada),

☐ (b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐ (c)	an association under the Cooperative Credit Associations Act (Canada) located in Canada, or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act,

☐ (d)
a subsidiary of any person or corporation referred to in paragraphs (a) to (c), if the person or corporation owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐ (e)
a person or corporation registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

☐ (f)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or corporation referred to in paragraph (e),

☐ (g)	the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada,

☐ (h)	a municipality, public hoard or commission in Canada,

☐ (i)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐ (j)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory% authority of a jurisdiction of Canada,

☐ (k)
an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

☐ (l)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent nears and who, in either case, reasonably expects to exceed that net income level in the current year,

☑ (m)
person or company, other than a mutual fund or non-redeemable investment fund, that, either alone or with a spouse has net assets of at least $5,000,000, and unless the person or company is an individual, that amount. is shown on its most recently prepared financial statements,

☐ (n)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors.

☐ (o)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one prospectuses for which the regulator has issued receipts,

☐ (p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account,

☐ (q)
a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as portfolio manager or the equivalent category of adviser,

☐ (r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded,

☐ (s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function, or

☐ (t)
a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

All dollars amounts in this Schedule “B” refer to Canadian currency.
For the purposed hereof, the following definitions are included for convenience:
“director” means
(a)
for the purposes of British Columbia law, a director of a corporation or an individual occupying or performing., with respect to a corporation or any other person, a similar position or similar functions:

(b)	for the purposes of Alberta law, a person acting in a capacity similar to that of a director of a corporation;
“eligibility adviser” means an investment dealer or equivalent category of registration, registered under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed:
“financial assets” means cash and securities;
“fully managed account” means an account for which a person or company makes the investment decisions if that person or company has full discretion to trade In securities for the account without requiring the client’s express consent to a transaction:
“mutual fund” includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, Including a separate fund or trust account, of the issuer of the securities;

“non-redeemable investment fund” means an issuer
(a)	whose primary purpose is to invest money provided by its security holders;
(b)
that does not invest for the purpose of exercising effective Control, seeking to exercise effective control or heron actively involved in the management of the issuers in which is invests, other than mutual funds or other non—redeemable investment funds; and

(c)	that is not a mutual fund:
“related liabilities” means
(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or
(b)	liabilities that are secured by financial assets; and
“securities legislation” means securities legislation as such term is defined in National Instrument. 14-101 — Definitions.
The foregoing representation, warranty and certificate is true an accurate as of the date of this certificate and will he true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuers.
IN WITNESS WHEREOF, the undersigned tined has executed this Certificate as of the                      day of                      2004.

If a Corporation, Partnership or Other Entity:	If an Individual:

UOB Venture (Shenzhen) Limited
Name of Entity	Signature

Investment Fund
Type of Entity	Print of Type Name

/s/
Signature of Person Signing

Terence Ong Sea Eng, Director
UOB Venture (Shenzhen) Limited
Print or Type Name and Title of Person Signing

SCHEDULE “C”
APPENDIX D
TORONTO STOCK EXCHANGE POLICIES AND FORMS
[¶1450-061]
PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING
To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.
QUESTIONNAIRE
1.	DESCRIPTION OF TRANSACTION
(a)	Name of issuer of the Securities International Wex Technologies Inc.

(b)	Number and Class of Securities to be Purchased 582,372 Common Shares and an additional 23,295 Common Shares if conversion is made in year 1

(c)	Purchase Price C$5.00 per share
2.	DETAILS OF PURCHASER
(a)	Name of Purchaser UOB VENTURE (SHENZHEN) LIMITED

(b)	Address 608 St. James Court St. Denis Street Port Louis, Mauritius

(c)
Names and addresses of persons having a greater than 10% beneficial interest in the purchaser UOB Capital Investments Pte Ltd, 80 Raffles Place UOB Plaza Singapore 048624 Technopreneur Investments Pte Ltd, 250 North Bridge Rd #29-04 Raffles City Tower, Singapore 179101

3.	RELATIONSHIP TO ISSUER
(a)
Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider No

(b)	If the answer to (a) is “no”, are the purchaser and the issuer controlled by the same person or company? If so, give details NA
4.	DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER
Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof NA
(CONTINUED ON FOLLOWING PAGE)

1302	Appendix D	14-12-03
UNDERTAKING
TO: The Toronto Stock Exchange
The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.
The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED AT	UOB VENTURE (SHENZHEN) LIMITED (Name of Purchaser — please print)
this day of
20 _____	/s/ [ILLEGIBLE] (Authorized Signature) Terence Ong Sea Eng, Director (Official Capacity — please print)

(please print here name of individual whose signature appears above, if difterent from name of purchaser printed above)

SCHEDULE “D”
1.	Techpharm Inc. — topical royalty: 5 to 7% (No royalty payments start of)

SCHEDULE “E”
INTERNATIONAL WEX TECHNOLOGIES INC.
Securities Authorized for Issuance for a Specific Purpose
As of March 31, 2004
A.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Warrants	34,138	$2.52	18-Oct-04
Warrants	8,000	$2.52	31-Oct-04
Warrants	207,374	$2.64	9-Apr-04
Warrants	13,500	$2.64	30-Apr-04
Warrants	27,010	$2.70	9-Aug-04
Warrants	161,475	$2.70	23-Aug-04
Warrants	200,000	$2.70	28-Aug-04
Warrants	217,700	$2.88	15-Jun-04
Warrants	274,000	$1.70 & 2.04	5-Aug-05
Warrants	110,000	$1.76 & $2.11	15-Aug-05
Warrants	325,000	$2.00 & $2.40	6-Sep-05
Warrants	250,000	$2.05 & $2.46	13-Sep-05
Warrants	8,000	$2.10 & $2.52	10-Dec-04
Warrants	51,470	$2.20 & $2.64	14-Feb-05
Warrants	3,839,654	$2.30 & $3.00	29-Oct-05
Warrants	400,000	$5.55 & $6.65	30-Dec-05
Warrants	600,000	$5.55 & $6.65	30-Jan-06

Total outstanding warrants	6,727,321

B.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Agent’s Options	138,032	$1.95	29-Oct-05
Agent’s Options	11,360	$5.00	30-Jan-06

Total outstanding agent’s options	149,392

C.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Options	20,000	$2.13	1-Sep-04
Options	442,000	$2.08	2-Mar-05
Options	302,000	$1.60	9-Apr-05
Options	23,760	$2.00	9-Apr-05
Options	25,000	$2.04	9-Apr-05
Options	90,000	$2.04	9-Apr-05
Options	73,760	$2.11	9-Apr-05
Options	20,000	$2.08	18-Apr-05
Options	45,000	$2.08	20-Jul-05
Options	170,000	$2.46	15-Dec-05
Options	175,000	$3.83	15-Dec-05
Options	50,000	$5.02	31-Dec-05
Options	140,000	$5.02	9-Jan-06
Options	60,000	$2.18	7-Jun-06
Options	30,000	$5.02	31-Dec-06
Options	60,000	$2.00	14-Jan-07
Options	1,056,613	$1.82	22-Dec-07
Options	180,000	$2.46	6-Oct-08
Options	1,535,000	$3.83	31-Oct-08
Options	130,000	$5.02	9-Jan-09
Options	50,000	$5.53	23-Feb-09

Total outstanding stock options	4,678,133

SCHEDULE “A”
DEBENTURE

PRIVATE PLACEMENT SUBSCRIPTION AMENDING AGREEMENT
THIS AMENDING AGREEMENT dated for reference December 22, 2005 is made
AMONG:
UOB VENTURE (SHENZHEN) LIMITED, 608, St James Court, St Denis Street, Port Louis, Mauritius
(the “Purchaser”)
OF THE FIRST PART
AND:
WEX PHARMACEUTICALS INC. (formerly known as INTERNATIONAL WEX TECHNOLOGIES INC.), a corporation formed under the Canada Business Corporations Act and having an office at 2100 — 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS:
A.
On June 14, 2004, the Purchaser advanced to the Subsidiary $2,100,000 (the “Advanced Funds”) pursuant to a subscription agreement among the Purchaser, the Subsidiary and the Company dated May 18, 2004 (the “Original Subscription Agreement”);

B.	Pursuant to the Original Subscription Agreement, the Subsidiary and the Company issued to the Purchaser a debenture dated June 14, 2004 relating to the Advanced Funds (the “Debenture”);

C.	The Purchaser, the Subsidiary and the Company wish to enter into this Amending Agreement to amend certain provisions of the Original Subscription Agreement as hereinafter provided; and

D.	Concurrently with the execution of this Amending Agreement, the Purchaser, the Subsidiary and the Company have agreed to amend the Debenture.
1.	Definitions

In this Amending Agreement and the recitals hereto, unless the context otherwise requires, any capitalized term not otherwise defined herein will have the meaning ascribed thereto in the Original Subscription Agreement.

2.	One Instrument

The parties hereto agree that the Original Subscription Agreement, as amended hereby, shall continue to have full force and effect and this Amending Agreement shall have effect, so far as practicable, as if all of the provisions of the Original Subscription Agreement and this Amending Agreement were contained in the one instrument.

3.	Amendments
3.1	The definition of “Debentures” in section 1.1(j) of the Original Subscription Agreement is deleted and the following is substituted in its place:
“(j)
“Debentures” means the unsecured convertible debentures originally due five years and one day from the date of issuance and bearing interest at 5 1/2% per annum payable semi annually and otherwise having the attributes and being in the form of Schedule “A” attached to this Agreement, as amended from time to time;”

3.2	Article 5 of the Original Subscription Agreement is deleted and the following is substituted in its place:
“5.	COVENANTS OF THE COMPANIES

5.1	The Company and each of its subsidiaries shall deliver to the Purchaser such financial statements and other documents as required under the Debentures.

5.2
So long as any Debentures are outstanding, the Companies agree to appoint to the board of directors of Nanning Maple Leaf Pharmaceutical Co. Ltd. (a limited liability company under the laws of China), one nominee designated in writing by holders of Debentures.

5.3
So long as any Debentures are outstanding, the Purchaser shall be entitled to appoint an observer who shall have the right to attend all board meetings of the Company, including committee meetings, either in person or by phone. The observer will have the right to receive notice of all meetings of the board of the Company, including committee meetings, and the right to speak thereat and will receive all information and material presented to the board as would a director. The Companies will pay all reasonable expenses of the observer incurred in attending at meetings of the board of directors, or any committees thereof. Such expenses will be paid by the Companies in the same manner as the Companies pay the expenses of their directors.

5.4	The covenants contained in this section 5 will survive Closing and shall terminate upon the conversion of the Debentures in accordance with the terms thereof.”
4.	Representation, Warranties and Covenants of the Companies
4.1	The Companies, jointly and severally, represent, warrant and covenant that, as of the date hereof:
(a)	except as disclosed in Schedule A hereto, the representations and warranties in Section 4.1 of the Original Subscription Agreement are true and correct;

(b)	each of the Companies has full corporate power and authority to enter into this Amending Agreement and perform its obligations hereunder;

(c)
the execution and delivery of this Amending Agreement will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries (or any portion thereof);

(d)
the Company and its subsidiaries are not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Amending Agreement by the Company or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach or constitute a default under, any term or provision of the constating documents or resolutions of shareholders or directors of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or any of its subsidiaries or their properties or assets;

(e)	this Amending Agreement has been duly authorized by all necessary corporate action on the part of the Companies;

(f)	the Company has obtained the approval from the Exchange in respect of the transactions contemplated by this Amending Agreement; and

(g)
to the best of the Company’s knowledge, the representations, warranties and statements of fact contained herein or otherwise furnished by or on behalf of the Company or the subsidiaries to the Purchaser in connection with the transactions contemplated by this Amending Agreement do not omit to state any material fact necessary to make any such representation, warranty or statement not misleading. The Company has no knowledge of any facts relating to the Business which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from entering into this Amending Agreement.

4.2	The representations, warranties and covenants contained in this section will survive the execution of this Amending Agreement.
5.	Release

Upon timely payment being made in accordance with section 3.1(a) of each of the Debentures, the Purchaser shall deliver to the Company a release in the form attached hereto as Schedule B executed by the Purchaser.

6.	Expenses

Upon execution of this Amending Agreement, the Company shall reimburse the Purchaser for half of the legal fees and expenses (and taxes thereon) incurred by the Purchaser arising out of the non-disclosure by the Company of the dispute relating to Chinese patent ZL 95190556.2, including the costs relating to the negotiation, preparation and execution of this Amending Agreement.

7.	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be delivered either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.
For and on behalf of
UOB VENTURE (SHENZHEN) LIMITED

“Seah Kian Wee” Signature

Seah Kian Wee Name

Director of SZVC UOB Venture Management Co Ltd Title

SIGNED, SEALED AND DELIVERED	)
BY WEX PHARMACEUTICALS INC.	)
in the presence of:	)
)
“Iain Mant” Signature	) )
	)	“Edge Wang”
Name	) )	Edge Wang, President
)
Address	) )
)
)

SIGNED, SEALED AND DELIVERED	)	BY WEX MEDICAL LIMITED)
in the presence of:	)
)
“Iain Mant” Signature	) )
	)	“Edge Wang”
Name	) )	Edge Wang, President
)
Address	) )
)
)

SCHEDULE A
DISCLOSURE SCHEDULE TO
PRIVATE PLACEMENT SUBSCRIPTION AMENDING AGREEMENT
DATED FOR REFERENCE DECEMBER 22, 2005
The representations set forth in section 4.1 of the original Subscription Agreement are true and correct except as set forth below. Paragraph numbers below correspond to paragraph references under section 4.1 of the Original Subscription Agreement.
(d)	As of September 30, 2005 the Company had issued and outstanding 35,059,461 common shares.

(i)	The reference to March 31, 2003 should be changed to June 30, 2005.

(j)	Schedule D of the Original Subscription Agreement should include reference to the following agreements:
A. Licensing and Collaboration Agreement and accompanying Supply Agreement between the Company and Laboratorios Del Dr. Esteve, S.A. dated November 27, 2002, as amended by a Revised Collaboration Letter dated March 9 2005.
B. Manufacturing and Option Agreement between the Company and Sabex 2002 Inc., dated March 17, 2004.
C. Letter of Understanding between the Company and Mr. Claude Cardinal dated November 21, 2003 (7% royalty on certain topical formulations).
D. Licensing Agreement between the Company and Techpharm Inc., dated November 21, 2003 (7% on certain topical formulations).
(m)
As disclosed in the Company’s news release dated June 28, 2005 the Company has been notified the Chinese Patent Office has changed registered ownership of the drug withdrawal patent ZL 95190556.2 “Use of Amino Quinazoline Hydride Compound and it Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals to one of two inventors and a third party who alleges to have been an employer of the other inventor. The Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. In August 2005, the Company was notified that an earlier attempt by a third party to invalidate this patent had been withdrawn.

The Company has initiated re-examination proceedings for patent US 6,407,088 “Method of Analgesia”.

During the preparation and prosecution of the Company’s patent applications a range of documents have been identified. These include patents and applications directed to some aspects of the chemistry and use of TTX.

There may be additional patent documents (including pending applications) in existence of which the Company is unaware, including patent applications which have been filed but have not yet been laid open to public inspection. To the best of the Company’s knowledge, there are no existing patents of such a scope that they would preclude the Company from conducting its Business. Nonetheless it is possible that some aspect of the Company’s planned activities might at some point potentially infringe upon one or more existing patents or patent applications in one or more jurisdictions.

Although not exhaustive it is believed that the results of the International Search Reports that have issued in the Company’s PCT applications (including applications owned by Nanning Maple Leaf Pharmaceutical Co. Ltd.) provide a reasonably comprehensive representation of the relevant prior art patents and patent applications. The lists of prior art cited in Search Reports already issued with respect to the Company’s PCT filings are attached hereto. Additional documents may have been identified in individual national or regional prosecutions.

(n)	See paragraph (m) above.

(q)	See paragraph (j) above.

(t)	See paragraph (m) above.

(y)	The Company is the subject of an investigation by the British Columbia Securities Commission with respect to the disclosure of certain clinical trial results.

(ii)	A. See paragraph (y) above.
B. The Company has received requisitions to call a meeting from two different shareholders. The first requisition was received from Ms. Margaret Chow and the second from Mr. Arlyn Miller.
Ms. Chow’s request asks the Company to call a special meeting to remove all of the directors, to fix the size of the board at six and to elect her nominees (which had not been specified). The Company had considered Ms. Chow’s requisition and determined not to call a meeting of shareholders to deal with her requisition. As a result, Ms. Chow was entitled to call a meeting, but took no steps in furtherance thereof other than to issue a press release.
Mr. Miller’s subsequent requisition asks the Company to call a special meeting to remove Donna Shum, Frank Shum and Kenneth Li as directors, and elect Dr. Benjamin Chen, Mr. Pierre Cantin and Mr. Arlyn Miller as directors in their place. The Company has considered Mr. Miller’s requisition and has called the Meeting to address his requisition. The Company recommends shareholders vote in favour of this resolution.
Mr. Miller’s requisition also asks the Company to call a special meeting to ask shareholders of the Company to approve the creation of a Royalty Trust. The Company is making no recommendation to shareholders with respect to this resolution.
C.	See paragraph (y) above.

SCHEDULE B
RELEASE

MUTUAL RELEASE
This Agreement is made the 22nd day of December, 2005.
BETWEEN:
WEX PHARMACEUTICALS INC.
(“Wex”)
AND:
WEX MEDICAL LIMITED
(“Wex HK”)
AND:
UOB VENTURE (SHENZHEN) LIMITED
(“UOB”)
WHEREAS:
A. Wex, Wex HK and UOB entered into a Private Placement Subscription Agreement dated May 18, 2004 and a Debenture dated June 14, 2004 (together the “Loan Agreement”) whereby UOB advanced the sum of US $2,100,000 to Wex HK.
B. Nanning Maple Leaf Pharmaceuticals, a subsidiary of Wex, is and has been involved in a dispute regarding the ownership of Chinese Patent No. ZL95190556.2 “Use of Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” (the “Dispute”).
C. UOB has asserted that the representations and warranties made by Wex and Wex HK to UOB in the Loan Agreement were not accurate because of the existence of the Dispute at the time the Loan Agreement was entered into (the “Disclosure Issue”).
D. Wex, Wex HK and UOB have entered into a Private Placement Subscription Amending Agreement dated December 22, 2005 and a Debenture Amendment Agreement dated December 22, 2005 (collectively the “New Agreements”) to amend the terms and conditions of the Loan Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $10.00 now paid by each party to the other and in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, including the entering into of the New Agreements the parties hereto agree as follows:
1. RELEASE BY WEX
Wex and Wex HK each hereby remises, releases and forever discharges UOB and its successors, assigns, directors, officers, agents and employees (collectively, the “UOB Releasees”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or at equity and whether known or unknown, suspected or unsuspected, which Wex or Wex HK has or subsequently may have against the UOB Releasees or any of them, arising out of the Disclosure Issue.
2. RELEASE BY UOB
UBO hereby remises, releases and forever discharges Wex and Wex HK and their successors, assigns, directors, officers, agents and employees (collectively, the “Wex Releasees”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or at equity and whether known or unknown, suspected or unsuspected, which UOB has or subsequently may have against the Wex Releasees arising out of the Disclosure Issue.
3. AGREEMENT NOT TO SUE OTHERS WITH RESPECT TO SUBJECT MATTER OF RELEASE
The parties agree not to make any claim or take or continue any proceedings against any other person or corporation who might claim contribution or indemnity from the other in connection with the subject matter of this Mutual Release.
4. RELEASE DOES NOT AFFECT ANY OBLIGATIONS UNDER THE NEW AGREEMENT
For greater clarity, this Mutual Release does not affect any of the obligations of any party pursuant to the New Agreements.
5. NOT AN ADMISSION OF LIABILTY
This Mutual Release does not constitute any admission of liability or wrongdoing by any party to this Mutual Release.
6. CONFIDENTIALITY
The parties have agreed on the terms of a press release to be issued by Wex announcing the entering into of the New Agreement, the form of which is attached as Schedule A to this agreement (the “Press Release”). The parties agree that, except to the extent disclosed in the Press Release, they shall keep the terms of this Mutual Release and the New Agreements confidential and not disclose them to any person or entity, except that they shall be permitted to disclose the terms as necessary to professional advisors and as required by law.

7. AGREEMENT NOT TO BE AFFECTED BY DIFFERENCE IN FACTS OR LAW
The parties acknowledge that the facts and law in respect of which this Mutual Release is given may be different from the facts and law now known or believed to be true. The parties agree that this release will in all respects be enforceable and not subject to termination, rescission, or variation by discovery of any difference in facts or law.
8. GOVERNING LAW
This Mutual Release is governed by the laws in force in the Province of British Columbia. The Courts of British Columbia shall have exclusive jurisdiction over this Mutual Release, including without limitation the enforcement of this Mutual Release and any dispute regarding its interpretation and application.
9. SUCCESSORS AND ASSIGNS
This Mutual Release is binding upon and for the benefit of the parties hereto and their respective heirs, executors, administrators, successors, assigns, partners, agents and employees (in such capacity).
10. COUNTERPARTS
This Mutual Release may be executed in one or more counterparts and such counterparts may be transmitted by electronic facsimile, and each such counterpart shall be deemed to be an original and together such counterparts shall constitute one document.

11. ENTIRE AGREEMENT
The provisions contained herein, together with the New Agreements, constitute the entire agreement between the parties and supersede all previous communications, representations, understandings and agreements, whether oral or written, between them with respect to the subject matter of this Mutual Release and New Agreements.
IN WITNESS WHEREOF the parties have set their authorized signatures this 22 day of December, 2005.

WEX PHARMACEUTICALS INC.

Per:	“Edge Wang” Authorized Signatory

WEX MEDICAL LIMITED

Per:	“Edge Wang” Authorized Signatory

UOB VENTURE (SHENZEN) LIMITED

Per:	“Seah Kian Wee” Authorized Signatory

PRIVATE PLACEMENT SUBSCRIPTION AMENDING AGREEMENT
THIS AMENDING AGREEMENT dated for reference December 22, 2005 is made
AMONG:
UOB CAPITAL INVESTMENTS PTE LTD, 80 Raffles Place, UOB Plaza 2 #30-20 Singapore 048624
(the “Purchaser”)
OF THE FIRST PART
AND:
WEX PHARMACEUTICALS INC. (formerly known as INTERNATIONAL WEX TECHNOLOGIES INC.), a corporation formed under the Canada Business Corporations Act and having an office at 2100 — 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS:
A.
On June 14, 2004, the Purchaser advanced to the Subsidiary $1,500,000 (the “Advanced Funds”) pursuant to a subscription agreement among the Purchaser, the Subsidiary and the Company dated May 18, 2004 (the “Original Subscription Agreement”);

B.	Pursuant to the Original Subscription Agreement, the Subsidiary and the Company issued to the Purchaser a debenture dated June 14, 2004 relating to the Advanced Funds (the “Debenture”);

C.	The Purchaser, the Subsidiary and the Company wish to enter into this Amending Agreement to amend certain provisions of the Original Subscription Agreement as hereinafter provided; and
D.	Concurrently with the execution of this Amending Agreement, the Purchaser, the Subsidiary and the Company have agreed to amend the Debenture.
1.	Definitions
In this Amending Agreement and the recitals hereto, unless the context otherwise requires, any capitalized term not otherwise defined herein will have the meaning ascribed thereto in the Original Subscription Agreement.
2.	One Instrument
The parties hereto agree that the Original Subscription Agreement, as amended hereby, shall continue to have full force and effect and this Amending Agreement shall have effect, so far as practicable, as if all of the provisions of the Original Subscription Agreement and this Amending Agreement were contained in the one instrument.
3.	Amendments
3.1	The definition of “Debentures” in section 1.1(j) of the Original Subscription Agreement is deleted and the following is substituted in its place:
“(j)
“Debentures” means the unsecured convertible debentures originally due five years and one day from the date of issuance and bearing interest at 5 1/2% per annum payable semi annually and otherwise having the attributes and being in the form of Schedule “A” attached to this Agreement, as amended from time to time;”

3.2	Article 5 of the Original Subscription Agreement is deleted and the following is substituted in its place:
“5.	COVENANTS OF THE COMPANIES
5.1	The Company and each of its subsidiaries shall deliver to the Purchaser such financial statements and other documents as required under the Debentures.
5.2
So long as any Debentures are outstanding, the Companies agree to appoint to the board of directors of Nanning Maple Leaf Pharmaceutical Co. Ltd. (a limited liability company under the laws of China), one nominee designated in writing by holders of Debentures.

5.3
So long as any Debentures are outstanding, the Purchaser shall be entitled to appoint an observer who shall have the right to attend all board meetings of the Company, including committee meetings, either in person or by phone. The observer will have the right to receive notice of all meetings of the board of the Company, including committee meetings, and the right to speak thereat and will receive all information and material presented to the board as would a director. The Companies will pay all reasonable expenses of the observer incurred in attending at meetings of the board of directors, or any committees thereof. Such expenses will be paid by the Companies in the same manner as the Companies pay the expenses of their directors.

5.4	The covenants contained in this section 5 will survive Closing and shall terminate upon the conversion of the Debentures in accordance with the terms thereof.”
4.	Representation, Warranties and Covenants of the Companies
4.1	The Companies, jointly and severally, represent, warrant and covenant that, as of the date hereof:
(a)	except as disclosed in Schedule A hereto, the representations and warranties in Section 4.1 of the Original Subscription Agreement are true and correct;
(b)	each of the Companies has full corporate power and authority to enter into this Amending Agreement and perform its obligations hereunder;
(c)
the execution and delivery of this Amending Agreement will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries (or any portion thereof);

(d)
the Company and its subsidiaries are not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Amending Agreement by the Company or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach or constitute a default under, any term or provision of the constating documents or resolutions of shareholders or directors of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or any of its subsidiaries or their properties or assets;

(e)	this Amending Agreement has been duly authorized by all necessary corporate action on the part of the Companies;
(f)	the Company has obtained the approval from the Exchange in respect of the transactions contemplated by this Amending Agreement; and
(g)
to the best of the Company’s knowledge, the representations, warranties and statements of fact contained herein or otherwise furnished by or on behalf of the Company or the subsidiaries to the Purchaser in connection with the transactions contemplated by this Amending Agreement do not omit to state any material fact necessary to make any such representation, warranty or statement not misleading. The Company has no knowledge of any facts relating to the Business which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from entering into this Amending Agreement.

4.2	The representations, warranties and covenants contained in this section will survive the execution of this Amending Agreement.
5.	Release
Upon timely payment being made in accordance with section 3.1(a) of each of the Debentures, the Purchaser shall deliver to the Company a release in the form attached hereto as Schedule B executed by the Purchaser.
6.	Expenses
Upon execution of this Amending Agreement, the Company shall reimburse the Purchaser for half of the legal fees and expenses (and taxes thereon) incurred by the Purchaser arising out of the non-disclosure by the Company of the dispute relating to Chinese patent ZL 95190556.2, including the costs relating to the negotiation, preparation and execution of this Amending Agreement.
7.	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be delivered either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.
For and on behalf of
UOB CAPITAL INVESTMENTS PTE LTD

“Terence Ong Sea Eng”

Signature

Terence Ong Sea Eng

Name

Authorised Signatory

Title

SIGNED, SEALED AND DELIVERED	)
BY WEX PHARMACEUTICALS INC.	)
in the presence of:	)
)
“Iain R. Mant”	)

Signature	)
	)	“Edge Wang”
Iain R. Mant	)	Edge Wang, President
Barrister & Solicitor	)

Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)

Address	)
)
)

SIGNED, SEALED AND DELIVERED	)	BY WEX MEDICAL LIMITED)
in the presence of:	)
)
“Iain Mant”	)

Signature	)
	)	“Edge Wang”

Iain R. Mant	)	Edge Wang, President
Barrister & Solicitor	)

Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)		Address )

)
)
)
SCHEDULE A

DISCLOSURE SCHEDULE TO
PRIVATE PLACEMENT SUBSCRIPTION AMENDING AGREEMENT
DATED FOR REFERENCE DECEMBER 22, 2005
The representations set forth in section 4.1 of the original Subscription Agreement are true and correct except as set forth below. Paragraph numbers below correspond to paragraph references under section 4.1 of the Original Subscription Agreement.
(d)	As of September 30, 2005 the Company had issued and outstanding 35,059,461 common shares.

(i)	The reference to March 31, 2003 should be changed to June 30, 2005.

(j)	Schedule D of the Original Subscription Agreement should include reference to the following agreements:
A. Licensing and Collaboration Agreement and accompanying Supply Agreement between the Company and Laboratorios Del Dr. Esteve, S.A. dated November 27, 2002, as amended by a Revised Collaboration Letter dated March 9, 2005.
B. Manufacturing and Option Agreement between the Company and Sabex 2002 Inc., dated March 17, 2004.
C. Letter of Understanding between the Company and Mr. Claude Cardinal dated November 21, 2003 (7% royalty on certain topical formulations).
D. Licensing Agreement between the Company and Techpharm Inc., dated November 21, 2003 (7% on certain topical formulations).
(m)
As disclosed in the Company’s news release dated June 28, 2005 the Company has been notified the Chinese Patent Office has changed registered ownership of the drug withdrawal patent ZL 95190556.2 “Use of Amino Quinazoline Hydride Compound and it Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals to one of two inventors and a third party who alleges to have been an employer of the other inventor. The Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. In August 2005, the Company was notified that an earlier attempt by a third party to invalidate this patent had been withdrawn.

The Company has initiated re-examination proceedings for patent US 6,407,088 “Method of Analgesia”.
During the preparation and prosecution of the Company’s patent applications a range of documents have been identified. These include patents and applications directed to some aspects of the chemistry and use of TTX.

There may be additional patent documents (including pending applications) in existence of which the Company is unaware, including patent applications which have been filed but have not yet been laid open to public inspection. To the best of the Company’s knowledge, there are no existing patents of such a scope that they would preclude the Company from conducting its Business. Nonetheless it is possible that some aspect of the Company’s planned activities might at some point potentially infringe upon one or more existing patents or patent applications in one or more jurisdictions.
Although not exhaustive it is believed that the results of the International Search Reports that have issued in the Company’s PCT applications (including applications owned by Nanning Maple Leaf Pharmaceutical Co. Ltd.) provide a reasonably comprehensive representation of the relevant prior art patents and patent applications. The lists of prior art cited in Search Reports already issued with respect to the Company’s PCT filings are attached hereto. Additional documents may have been identified in individual national or regional prosecutions.
(n)	See paragraph (m) above.

(q)	See paragraph (j) above.

(t)	See paragraph (m) above.

(y)	The Company is the subject of an investigation by the British Columbia Securities Commission with respect to the disclosure of certain clinical trial results.
(ii)	A. See paragraph (y) above.
B. The Company has received requisitions to call a meeting from two different shareholders. The first requisition was received from Ms. Margaret Chow and the second from Mr. Arlyn Miller.
Ms. Chow’s request asks the Company to call a special meeting to remove all of the directors, to fix the size of the board at six and to elect her nominees (which had not been specified). The Company had considered Ms. Chow’s requisition and determined not to call a meeting of shareholders to deal with her requisition. As a result, Ms. Chow was entitled to call a meeting, but took no steps in furtherance thereof other than to issue a press release.
Mr. Miller’s subsequent requisition asks the Company to call a special meeting to remove Donna Shum, Frank Shum and Kenneth Li as directors, and elect Dr. Benjamin Chen, Mr. Pierre Cantin and Mr. Arlyn Miller as directors in their place. The Company has considered Mr. Miller’s requisition and has called the Meeting to address his requisition. The Company recommends shareholders vote in favour of this resolution.
Mr. Miller’s requisition also asks the Company to call a special meeting to ask shareholders of the Company to approve the creation of a Royalty Trust. The Company is making no recommendation to shareholders with respect to this resolution.
C. See paragraph (y) above.

SCHEDULE B
RELEASE

MUTUAL RELEASE
This Agreement is made the 22nd day of December, 2005.
BETWEEN:
WEX PHARMACEUTICALS INC.
(“Wex”)
AND:
WEX MEDICAL LIMITED
(“Wex HK”)
AND:
UOB CAPITAL INVESTMENTS PTE LTD
(“UOB”)
WHEREAS:
A. Wex, Wex HK and UOB entered into a Private Placement Subscription Agreement dated May 18, 2004 and a Debenture dated June 14, 2004 (together the “Loan Agreement”) whereby UOB advanced the sum of US $1,500,000 to Wex HK.
B. Nanning Maple Leaf Pharmaceuticals, a subsidiary of Wex, is and has been involved in a dispute regarding the ownership of Chinese Patent No. ZL95190556.2 “Use of Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” (the “Dispute”).
C. UOB has asserted that the representations and warranties made by Wex and Wex HK to UOB in the Loan Agreement were not accurate because of the existence of the Dispute at the time the Loan Agreement was entered into (the “Disclosure Issue”).
D. Wex, Wex HK and UOB have entered into a Private Placement Subscription Amending Agreement dated December 22, 2005 and a Debenture Amendment Agreement dated December 22, 2005 (collectively the “New Agreements”) to amend the terms and conditions of the Loan Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $10.00 now paid by each party to the other and in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, including the entering into of the New Agreements the parties hereto agree as follows:
1. RELEASE BY WEX
Wex and Wex HK each hereby remises, releases and forever discharges UOB and its successors, assigns, directors, officers, agents and employees (collectively, the “UOB Releasees”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or at equity and whether known or unknown, suspected or unsuspected, which Wex or Wex HK has or subsequently may have against the UOB Releasees or any of them, arising out of the Disclosure Issue.
2. RELEASE BY UOB
UBO hereby remises, releases and forever discharges Wex and Wex HK and their successors, assigns, directors, officers, agents and employees (collectively, the “Wex Releasees”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or at equity and whether known or unknown, suspected or unsuspected, which UOB has or subsequently may have against the Wex Releasees arising out of the Disclosure Issue.
3. AGREEMENT NOT TO SUE OTHERS WITH RESPECT TO SUBJECT MATTER OF RELEASE
The parties agree not to make any claim or take or continue any proceedings against any other person or corporation who might claim contribution or indemnity from the other in connection with the subject matter of this Mutual Release.
4. RELEASE DOES NOT AFFECT ANY OBLIGATIONS UNDER THE NEW AGREEMENT
For greater clarity, this Mutual Release does not affect any of the obligations of any party pursuant to the New Agreements.
5. NOT AN ADMISSION OF LIABILTY
This Mutual Release does not constitute any admission of liability or wrongdoing by any party to this Mutual Release.
6. CONFIDENTIALITY
The parties have agreed on the terms of a press release to be issued by Wex announcing the entering into of the New Agreement, the form of which is attached as Schedule A to this agreement (the “Press Release”). The parties agree that, except to the extent disclosed in the Press Release, they shall keep the terms of this Mutual Release and the New Agreements confidential and not disclose them to any person or entity, except that they shall be permitted to disclose the terms as necessary to professional advisors and as required by law.

7. AGREEMENT NOT TO BE AFFECTED BY DIFFERENCE IN FACTS OR LAW
The parties acknowledge that the facts and law in respect of which this Mutual Release is given may be different from the facts and law now known or believed to be true. The parties agree that this release will in all respects be enforceable and not subject to termination, rescission, or variation by discovery of any difference in facts or law.
8. GOVERNING LAW
This Mutual Release is governed by the laws in force in the Province of British Columbia. The Courts of British Columbia shall have exclusive jurisdiction over this Mutual Release, including without limitation the enforcement of this Mutual Release and any dispute regarding its interpretation and application.
9. SUCCESSORS AND ASSIGNS
This Mutual Release is binding upon and for the benefit of the parties hereto and their respective heirs, executors, administrators, successors, assigns, partners, agents and employees (in such capacity).
10. COUNTERPARTS
This Mutual Release may be executed in one or more counterparts and such counterparts may be transmitted by electronic facsimile, and each such counterpart shall be deemed to be an original and together such counterparts shall constitute one document.

11. ENTIRE AGREEMENT
The provisions contained herein, together with the New Agreements, constitute the entire agreement between the parties and supersede all previous communications, representations, understandings and agreements, whether oral or written, between them with respect to the subject matter of this Mutual Release and New Agreements.
IN WITNESS WHEREOF the parties have set their authorized signatures this 22nd day of December, 2005.

WEX PHARMACEUTICALS INC.

Per:	“Edge Wang”

Authorized Signatory

WEX MEDICAL LIMITED

Per:	“Edge Wang”

Authorized Signatory

UOB CAPITAL INVESTMENTS PTE LTD

Per:	“Terence Ong Sea Eng”

Authorized Signatory

PRIVATE PLACEMENT SUBSCRIPTION AMENDING AGREEMENT
THIS AMENDING AGREEMENT dated for reference December 22, 2005 is made
AMONG:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD, 80 Raffles Place, UOB Plaza 2 #30-20, Singapore 048624

(the “Purchaser”)
OF THE FIRST PART
AND:
WEX PHARMACEUTICALS INC. (formerly known as INTERNATIONAL WEX TECHNOLOGIES INC.), a corporation formed under the Canada Business Corporations Act and having an office at 2100 — 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1

(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F., Manulife Tower, 169 Electric Road, North Point, Hong Kong

(the “Subsidiary”)
OF THE THIRD PART
WHEREAS:
A.
On June 14, 2004, the Purchaser advanced to the Subsidiary $1,500,000 (the “Advanced Funds”) pursuant to a subscription agreement among the Purchaser, the Subsidiary and the Company dated May 18, 2004 (the “Original Subscription Agreement”);

B.	Pursuant to the Original Subscription Agreement, the Subsidiary and the Company issued to the Purchaser a debenture dated June 14, 2004 relating to the Advanced Funds (the “Debenture”);

C.	The Purchaser, the Subsidiary and the Company wish to enter into this Amending Agreement to amend certain provisions of the Original Subscription Agreement as hereinafter provided; and
D.	Concurrently with the execution of this Amending Agreement, the Purchaser, the Subsidiary and the Company have agreed to amend the Debenture.
1.	Definitions
In this Amending Agreement and the recitals hereto, unless the context otherwise requires, any capitalized term not otherwise defined herein will have the meaning ascribed thereto in the Original Subscription Agreement.
2.	One Instrument
The parties hereto agree that the Original Subscription Agreement, as amended hereby, shall continue to have full force and effect and this Amending Agreement shall have effect, so far as practicable, as if all of the provisions of the Original Subscription Agreement and this Amending Agreement were contained in the one instrument.
3.	Amendments
3.1	The definition of “Debentures” in section 1.1(j) of the Original Subscription Agreement is deleted and the following is substituted in its place:
“(j)
“Debentures” means the unsecured convertible debentures originally due five years and one day from the date of issuance and bearing interest at 5 1/2% per annum payable semi annually and otherwise having the attributes and being in the form of Schedule “A” attached to this Agreement, as amended from time to time;”

3.2	Article 5 of the Original Subscription Agreement is deleted and the following is substituted in its place:
“5.	COVENANTS OF THE COMPANIES
5.1	The Company and each of its subsidiaries shall deliver to the Purchaser such financial statements and other documents as required under the Debentures.

5.2
So long as any Debentures are outstanding, the Companies agree to appoint to the board of directors of Nanning Maple Leaf Pharmaceutical Co. Ltd. (a limited liability company under the laws of China), one nominee designated in writing by holders of Debentures.

5.3
So long as any Debentures are outstanding, the Purchaser shall be entitled to appoint an observer who shall have the right to attend all board meetings of the Company, including committee meetings, either in person or by phone. The observer will have the right to receive notice of all meetings of the board of the Company, including committee meetings, and the right to speak thereat and will receive all information and material presented to the board as would a director. The Companies will pay all reasonable expenses of the observer incurred in attending at meetings of the board of directors, or any committees thereof. Such expenses will be paid by the Companies in the same manner as the Companies pay the expenses of their directors.

5.4	The covenants contained in this section 5 will survive Closing and shall terminate upon the conversion of the Debentures in accordance with the terms thereof.”
4.	Representation, Warranties and Covenants of the Companies
4.1	The Companies, jointly and severally, represent, warrant and covenant that, as of the date hereof:
(a)	except as disclosed in Schedule A hereto, the representations and warranties in Section 4.1 of the Original Subscription Agreement are true and correct;

(b)	each of the Companies has full corporate power and authority to enter into this Amending Agreement and perform its obligations hereunder;

(c)
the execution and delivery of this Amending Agreement will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries (or any portion thereof);

(d)
the Company and its subsidiaries are not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Amending Agreement by the Company or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach or constitute a default under, any term or provision of the constating documents or resolutions of shareholders or directors of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or any of its subsidiaries or their properties or assets;

(e)	this Amending Agreement has been duly authorized by all necessary corporate action on the part of the Companies;

(f)	the Company has obtained the approval from the Exchange in respect of the transactions contemplated by this Amending Agreement; and

(g)
to the best of the Company’s knowledge, the representations, warranties and statements of fact contained herein or otherwise furnished by or on behalf of the Company or the subsidiaries to the Purchaser in connection with the transactions contemplated by this Amending Agreement do not omit to state any material fact necessary to make any such representation, warranty or statement not misleading. The Company has no knowledge of any facts relating to the Business which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from entering into this Amending Agreement.

4.2	The representations, warranties and covenants contained in this section will survive the execution of this Amending Agreement.
5.	Release
Upon timely payment being made in accordance with section 3.1(a) of each of the Debentures, the Purchaser shall deliver to the Company a release in the form attached hereto as Schedule B executed by the Purchaser.
6.	Expenses
Upon execution of this Amending Agreement, the Company shall reimburse the Purchaser for half of the legal fees and expenses (and taxes thereon) incurred by the Purchaser arising out of the non-disclosure by the Company of the dispute relating to Chinese patent ZL 95190556.2, including the costs relating to the negotiation, preparation and execution of this Amending Agreement.
7.	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be delivered either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner will promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the day and year first above written.
For and on behalf of
UOB VENTURE TECHNOLOGY INVESTMENTS LTD

“Seah Kian Wee” Signature

Seah Kian Wee Name

Managing Director of UOB Venture Management Pte Ltd Title

SIGNED, SEALED AND DELIVERED	)
BY WEX PHARMACEUTICALS INC.	)
in the presence of:	)
)
“Iain R. Mant”	)

Signature	)
	)	“Edge Wang”

Iain R. Mant	)	Edge Wang, President
Barrister & Solicitor	)

Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)

Address	)
)
)

SIGNED, SEALED AND DELIVERED	)	BY WEX MEDICAL LIMITED)
in the presence of:	)
)
“Iain Mant”	)

Signature	)
	)	“Edge Wang”

Iain R. Mant	)	Edge Wang, President
Barrister & Solicitor	)

Name	)
)
2100 — 1075 West Georgia Street	)
Vancouver, BC V6E 3G2)
604 631 4734)

Address	) ) )

SCHEDULE A
DISCLOSURE SCHEDULE TO
PRIVATE PLACEMENT SUBSCRIPTION AMENDING AGREEMENT
DATED FOR REFERENCE DECEMBER 22, 2005
The representations set forth in section 4.1 of the original Subscription Agreement are true and correct except as set forth below. Paragraph numbers below correspond to paragraph references under section 4.1 of the Original Subscription Agreement.
(d)	As of September 30, 2005 the Company had issued and outstanding 35,059,461 common shares.

(i)	The reference to March 31, 2003 should be changed to June 30, 2005.

(j)	Schedule D of the Original Subscription Agreement should include reference to the following agreements:
A. Licensing and Collaboration Agreement and accompanying Supply Agreement between the Company and Laboratorios Del Dr. Esteve, S.A. dated November 27, 2002, as amended by a Revised Collaboration Letter dated March 9, 2005.
B. Manufacturing and Option Agreement between the Company and Sabex 2002 Inc., dated March 17, 2004.
C. Letter of Understanding between the Company and Mr. Claude Cardinal dated November 21, 2003 (7% royalty on certain topical formulations).
D. Licensing Agreement between the Company and Techpharm Inc., dated November 21, 2003 (7% on certain topical formulations).
(m)
As disclosed in the Company’s news release dated June 28, 2005 the Company has been notified the Chinese Patent Office has changed registered ownership of the drug withdrawal patent ZL 95190556.2 “Use of Amino Quinazoline Hydride Compound and it Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals to one of two inventors and a third party who alleges to have been an employer of the other inventor. The Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. In August 2005, the Company was notified that an earlier attempt by a third party to invalidate this patent had been withdrawn.

The Company has initiated re-examination proceedings for patent US 6,407,088 “Method of Analgesia”.

During the preparation and prosecution of the Company’s patent applications a range of documents have been identified. These include patents and applications directed to some aspects of the chemistry and use of TTX.

There may be additional patent documents (including pending applications) in existence of which the Company is unaware, including patent applications which have been filed but have not yet been laid open to public inspection. To the best of the Company’s knowledge, there are no existing patents of such a scope that they would preclude the Company from conducting its Business. Nonetheless it is possible that some aspect of the Company’s planned activities might at some point potentially infringe upon one or more existing patents or patent applications in one or more jurisdictions.

Although not exhaustive it is believed that the results of the International Search Reports that have issued in the Company’s PCT applications (including applications owned by Nanning Maple Leaf Pharmaceutical Co. Ltd.) provide a reasonably comprehensive representation of the relevant prior art patents and patent applications. The lists of prior art cited in Search Reports already issued with respect to the Company’s PCT filings are attached hereto. Additional documents may have been identified in individual national or regional prosecutions.

(n)	See paragraph (m) above.

(q)	See paragraph (j) above.

(t)	See paragraph (m) above.

(y)	The Company is the subject of an investigation by the British Columbia Securities Commission with respect to the disclosure of certain clinical trial results.

(ii)	A. See paragraph (y) above.
B. The Company has received requisitions to call a meeting from two different shareholders. The first requisition was received from Ms. Margaret Chow and the second from Mr. Arlyn Miller.
Ms. Chow’s request asks the Company to call a special meeting to remove all of the directors, to fix the size of the board at six and to elect her nominees (which had not been specified). The Company had considered Ms. Chow’s requisition and determined not to call a meeting of shareholders to deal with her requisition. As a result, Ms. Chow was entitled to call a meeting, but took no steps in furtherance thereof other than to issue a press release.
Mr. Miller’s subsequent requisition asks the Company to call a special meeting to remove Donna Shum, Frank Shum and Kenneth Li as directors, and elect Dr. Benjamin Chen, Mr. Pierre Cantin and Mr. Arlyn Miller as directors in their place. The Company has considered Mr. Miller’s requisition and has called the Meeting to address his requisition. The Company recommends shareholders vote in favour of this resolution.
Mr. Miller’s requisition also asks the Company to call a special meeting to ask shareholders of the Company to approve the creation of a Royalty Trust. The Company is making no recommendation to shareholders with respect to this resolution.
C. See paragraph (y) above.

SCHEDULE B
RELEASE

MUTUAL RELEASE
This Agreement is made the 22nd day of December, 2005.
BETWEEN:
WEX PHARMACEUTICALS INC.
(“Wex”)
AND:
WEX MEDICAL LIMITED
(“Wex HK”)
AND:
UOB VENTURE TECHNOLOGY INVESTMENTS LTD
(“UOB”)
WHEREAS:
A. Wex, Wex HK and UOB entered into a Private Placement Subscription Agreement dated May 18, 2004 and a Debenture dated June 14, 2004 (together the “Loan Agreement”) whereby UOB advanced the sum of US $1,500,000 to Wex HK.
B. Nanning Maple Leaf Pharmaceuticals, a subsidiary of Wex, is and has been involved in a dispute regarding the ownership of Chinese Patent No. ZL95190556.2 “Use of Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” (the “Dispute”).
C. UOB has asserted that the representations and warranties made by Wex and Wex HK to UOB in the Loan Agreement were not accurate because of the existence of the Dispute at the time the Loan Agreement was entered into (the “Disclosure Issue”).
D. Wex, Wex HK and UOB have entered into a Private Placement Subscription Amending Agreement dated December 22, 2005 and a Debenture Amendment Agreement dated December 22, 2005 (collectively the “New Agreements”) to amend the terms and conditions of the Loan Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $10.00 now paid by each party to the other and in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, including the entering into of the New Agreements the parties hereto agree as follows:
1. RELEASE BY WEX
Wex and Wex HK each hereby remises, releases and forever discharges UOB and its successors, assigns, directors, officers, agents and employees (collectively, the “UOB Releasees”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or at equity and whether known or unknown, suspected or unsuspected, which Wex or Wex HK has or subsequently may have against the UOB Releasees or any of them, arising out of the Disclosure Issue.
2. RELEASE BY UOB
UBO hereby remises, releases and forever discharges Wex and Wex HK and their successors, assigns, directors, officers, agents and employees (collectively, the “Wex Releasees”) of and from any and all liabilities, causes of action, claims, proceedings, suits, costs, demands, obligations, interest, debts, duties and damages of whatever nature or kind, whether at law or at equity and whether known or unknown, suspected or unsuspected, which UOB has or subsequently may have against the Wex Releasees arising out of the Disclosure Issue.
3. AGREEMENT NOT TO SUE OTHERS WITH RESPECT TO SUBJECT MATTER OF RELEASE
The parties agree not to make any claim or take or continue any proceedings against any other person or corporation who might claim contribution or indemnity from the other in connection with the subject matter of this Mutual Release.
4. RELEASE DOES NOT AFFECT ANY OBLIGATIONS UNDER THE NEW AGREEMENT
For greater clarity, this Mutual Release does not affect any of the obligations of any party pursuant to the New Agreements.
5. NOT AN ADMISSION OF LIABILTY
This Mutual Release does not constitute any admission of liability or wrongdoing by any party to this Mutual Release.
6. CONFIDENTIALITY
The parties have agreed on the terms of a press release to be issued by Wex announcing the entering into of the New Agreement, the form of which is attached as Schedule A to this agreement (the “Press Release”). The parties agree that, except to the extent disclosed in the Press Release, they shall keep the terms of this Mutual Release and the New Agreements confidential and not disclose them to any person or entity, except that they shall be permitted to disclose the terms as necessary to professional advisors and as required by law.

7. AGREEMENT NOT TO BE AFFECTED BY DIFFERENCE IN FACTS OR LAW
The parties acknowledge that the facts and law in respect of which this Mutual Release is given may be different from the facts and law now known or believed to be true. The parties agree that this release will in all respects be enforceable and not subject to termination, rescission, or variation by discovery of any difference in facts or law.
8. GOVERNING LAW
This Mutual Release is governed by the laws in force in the Province of British Columbia. The Courts of British Columbia shall have exclusive jurisdiction over this Mutual Release, including without limitation the enforcement of this Mutual Release and any dispute regarding its interpretation and application.
9. SUCCESSORS AND ASSIGNS
This Mutual Release is binding upon and for the benefit of the parties hereto and their respective heirs, executors, administrators, successors, assigns, partners, agents and employees (in such capacity).
10. COUNTERPARTS
This Mutual Release may be executed in one or more counterparts and such counterparts may be transmitted by electronic facsimile, and each such counterpart shall be deemed to be an original and together such counterparts shall constitute one document.

11. ENTIRE AGREEMENT
The provisions contained herein, together with the New Agreements, constitute the entire agreement between the parties and supersede all previous communications, representations, understandings and agreements, whether oral or written, between them with respect to the subject matter of this Mutual Release and New Agreements.
IN WITNESS WHEREOF the parties have set their authorized signatures this 22 day of December, 2005
WEX PHARMACEUTICALS INC.

Per:	“Edge Wang”
Authorized Signatory
WEX MEDICAL LIMITED

Per:	“Edge Wang”
Authorized Signatory
UOB VENTURE TECHNOLOGY INVESTMENTS LTD

Per:	“Seah Kian Wee”
Authorized Signatory

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
THIS AGREEMENT dated for reference May 18, 2004
AMONG:
UOB CAPITAL INVESTMENTS PTE LTD
80 Raffles Place, UOB Plaza, Singapore 048624
(Fax No.+65-6538 2569)
(the “Purchaser”);
AND:
INTERNATIONAL WEX TECHNOLOGIES INC.,
a corporation formed under the Canada Business
Corporations Act and having an office at 2000, 700
Hornbv Street, Vancouver, British Columbia, V6Z 1S4
(Fax No. 604-683-8880)
(the Company”);
AND:
WEX MEDICAL LIMITED, a corporation formed under
the laws of Hong Kong and having an office at Unit A, 34/F,
Manulife Tower, 169 Electric Road, North Point, Hong
Kong (Fax No. 011-852-289 -1966)
(the “Subsidiary”)
WHEREAS:
A. The Company is listed on the Exchange and is subject to the regulatory jurisdictions of the Exchange and the Commissions;
B. The Subsidiary is wholly owned by the Company;
C. The Purchaser and certain other parties have agreed to loan to the Subsidiary money on certain terms and conditions, including the right to convert, the principal on the loan into Debenture Shares issuable by the Company.
THE PARTIES to this Agreement therefore agree:
1. INTERPRETATION
1.1 In this Agreement, unless the context otherwise requires:
(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“Accredited Investor” has the same meaning ascribed to that term in Multilateral Instrument 45103;

(c)	“Acts” means the Alberta Act, the B.C. Act and the Ontario Act, collectively;

(d)
“Alberta Act” means the Securities Act (Alberta), the regulations and rules made thereunder and all, policy statements, blanket orders, notices, directions and rulings issued or adopted by the Alberta Securities Commission, all as amended;

(e)
“B.C. Act” means the Securities Act (British Columbia). the regulations and rules made thereunder and all administrative policy statements, blanket orders, notices, directions and rulings issued or adopted by the British Columbia Securities Commission., all as amended;

(f)
“Business” means the business conducted by the Company and its subsidiaries, including., without limitation, the research, development, manufacturing and commercialisation of Tetrodotoxin and other pharmaceutical products;

(f)	“Closing” means the day Debentures are issued to the Purchaser;

u)	“Commissions” means the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission;

(h)	“Companies” means the Company and the Subsidiary;

(i)	“Debenture Shares” means the previously unissued common shares in the capital of the Company into which the Debentures are convertible in accordance with the terms of the Debentures;

(j)
“Debentures” means the unsecured convertible debentures due five years and one day from the date of issuance and bearing interest at 5 1/2% per annum payable semi annually and otherwise having the attributes and being in the form of Schedule “A” attached to this Agreement;

(k)	“Disclosed Principal” has the meaning ascribed to it in subparagraph 3.1(c)(ii);

(1)
“Disclosure Record” means all prospectuses, financial statements, information circulars, annual information forms, press releases and material change reports of the Company filed with any of the Commissions since January 1, 2000;

(m)	“Exchange” means The Toronto Stock Exchange;

(n)
“Intellectual Property” means the intellectual property of every nature, whether registered or unregistered, including, without limitation, all world wide copyrights, patents, patent rights, trademarks, applications for any of the foregoing, trade names, service marks, and other trade rights, license agreements, marketing rights, trade secrets, and know-how, formulae, processes, technology, inventions, engineering and other proprietary processes, source code, object code, computer programs and other computer software, in whatever media, and data, specifications, prototypes, designs, records, drawings, and calculations, domain names, web addresses, web sites, licenses, sub-licenses, computer rights, other intellectual or industrial property and all other proprietary rights or interests, together with all antecedent derivative works, of or pertaining to the Business;

(o)	“Multilateral Instrument 45-102” means ‘Multilateral Instrument 45-102 “Resale of Securities” published by the Canadian Securities Administrators;

(p)	“Multilateral Instrument 45-103” means Multilateral Instrument 45-103 “Capital Raising Exemptions” published by the British Columbia Securities Commission and the Alberta Securities Commission;

(q)
“Ontario Act” means the Securities Act (Ontario), the regulations and rules made thereunder and all policy statements, blanket orders, notices, directions and rulings issued or adopted by the Ontario Securities Commission. all as amended;

(r)	“Parties” or `Party” means the Purchaser, the Issuer or both. as the context requires;

(s)	“Private Placement” means the offering of the Debentures:

(t)	“Purchaser” has the meaning ascribed to it on the cover page;

(u)	“Purchaser’s Debentures” means those Debentures which the Purchaser has agreed to purchase under this Agreement as set forth in Section 2.1;

(v)	“Regulation S” means Regulation S promulgated under the 1933 Act;

(w)	``Regulatory Authorities” means the Commissions and the Exchange;

(x)	“Securities” means the Debentures and Debenture Shares;

(y)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company;

(z)	“United States” has that meaning ascribed to it in Regulation S; and

(aa)	“U.S. Person” has the meaning ascribed to it in Regulation S;
1.2 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).
1.3 This Agreement is to he read with all changes in gender or number as required by the context.
1.4 The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.
1.5 Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful currency of the United States of America.
1.6 This Agreement is governed by, subject to and interpreted in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein, and the courts of the Province of British Columbia will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.
2. PURCHASE AND SALE OF DEBENTURES
2.1 At the Closing, the Purchaser will advance to the Subsidiary $1,500,000 for a $1,500,000 principal amount of Debentures (the “Purchaser’s Debentures”) and the Subsidiary and the Company will issue and deliver to the Purchaser the Purchaser’s Debentures, on the terms and subject to the conditions set out in this Agreement.
3. REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGEMENTS OF THE PURCHASER
3.1 The Purchaser acknowledges, represents, warrants and covenants to and with the Companies that, as at the date given above and at the Closing:
(a)
no prospectus has been filed by the Companies with any of the Commissions in connection with the issuance of the Debentures , such issuance is exempted from the prospectus requirements of the Acts and that:

(i)	the Purchaser is restricted from using most of the civil remedies available under the Acts;
(ii)	the Purchaser may not receive information that would otherwise be required to be provided to it under the Acts; and
(iii)	the Purchaser is relieved from certain obligations that would otherwise apply under the Acts;
(b)	the Purchaser certifies that it and, if applicable, the Disclosed Principal, is resident in the jurisdiction set out on the first page of this Agreement;

c)	the Purchaser is either:
(i)
purchasing the Purchaser’s Debentures as principal for its own account and not for the benefit of any other person or is deemed under the Acts to be purchasing the Purchaser’s Debentures as principal, and in either case is purchasing the Purchaser’s Debentures for investment onl[y] and not with a view to the resale or distribution of all or any of the Purchaser’s Debentures: or

(ii)
purchasing the Purchaser’s Debentures as agent for a disclosed principal the “Disclosed Principal”) and is not deemed under the Acts to be purchasing the Purchaser’s Debentures as principal, and it is duly authorized to enter into this Agreement and to execute and deliver all documentation in connection with the purchase on behalf of such Disclosed Principal, who is purchasing as principal for its own account and not for the benefit of any other person and for investment only and not with a view to the resale or distribution of all or any of the Purchaser’s Debentures and in its capacity as agent, the Purchaser is acting in compliance with all applicable securities and other laws;

(d)
the Purchaser or the Disclosed Principal for which it is acting, as the case may be is an Accredited Investor, by virtue of the fact that the Purchaser or such Disclosed Principal, as the case may be, falls within one or more of the sub-paragraphs of the definition of Accredited ‘Investor set out in Schedule “B”(the Purchaser having checked and initialled the sub-paragraph(s) applicable to the Purchaser or such Disclosed Principal, as the case may be);

(e)	if the Purchaser or the Disclosed Principal is resident outside of Canada and the United States, the Purchaser and the Disclosed Principal, if applicable:
(i)
is knowledgeable of, or has been independently advised as to the applicable securities laws of the securities regulatory authorities (the “Authorities”) having application in the jurisdiction in which the Purchaser, or the Disclosed Principal is resident (the “International Jurisdiction”) which would apply to the acquisition of the Purchaser’s Debentures, if any;

(ii)
is purchasing the Purchaser’s Debentures pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the Authorities in the International Jurisdiction or, if such is not applicable, the Purchaser, and the Disclosed Principal, if applicable, is permitted to purchase the Purchaser’s Debentures under the applicable securities laws of the Authorities in the International Jurisdiction without the need to rely on any exemption; and

(iii)
the applicable securities laws of the Authorities in the International Jurisdiction do not require the Companies to make any filings or seek any approvals of any nature whatsoever from any Authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Purchaser’s Debentures;

(f)
the Purchaser acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any state of the United States, that the Securities may not be offered or sold,. directly or indirectly, in the United States except pursuant to registration under the 1933 Act and the securities laws of all applicable states or available exemptions therefrom, and that the Companies have no obligation or present intention of tiling a registration statement under the 1933 Act in respect of the Securities;

(g)
The Purchaser acknowledges and agrees that the offer to purchase the Purchaser’s Debentures was not made when either the Purchaser or the Disclosed Principal, if applicable, was in the United States and at the time the Purchaser’s subscription for Debentures was delivered to the Companies, the Purchaser and the Disclosed Principal, if applicable, was outside the United States and that:

(i)	the Purchaser is not and will not be purchasing the Purchaser’s Debentures for the account or benefit of any person in the United States;
(ii)	the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act; and

(iii)	the Purchaser or the Disclosed. Principal, if applicable, has no intention to distribute either directly or indirectly of the Securities in the United States. except in compliance with the 1933 Act:

(h)
neither the Purchaser nor, the .Disclosed Principal, if applicable, has knowledge of a ‘material fact” or “material change,, (as those terms are defined in the Acts) in the affairs of the Companies that has not been generally disclosed to the public, save knowledge of this particular transaction;

(i)
the Purchaser has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if an individual is of full at7e of majority, and if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its Jurisdiction of incorporation, and all necessary approvals by its directors, shareholders and others have been given to authorize the execution of this Agreement on behalf of the Purchaser;

(j)
the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of. the Purchaser or the Disclosed Principal, if applicable, or of any agreement, written or oral, to which the Purchaser or the Disclosed Principal, if applicable, may be a party or by which it is or may be bound;

(k)
this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser and, if applicable, the Disclosed Principal;

(1)
the Purchaser has been advised to consult its own legal advisors with respect to the applicable hold periods imposed in respect of the Securities by applicable securities legislation and regulatory policies;

(m)
the Purchaser and, if applicable, the Disclosed Principal are aware of the risks and other characteristics of the Securities and of the fact that the Purchaser and, if applicable, the Disclosed Principal, may not be able to resell the Securities purchased by it except in accordance with the applicable securities legislation and regulatory policies and that the Securities may be subject to resale restrictions and may bear a legend to this effect;

(n)
if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser, and if applicable, the Disclosed Principal, will, at the cost of the Companies, execute, deliver, file and otherwise assist the Companies in filing, such reports. undertakings and other documents with- respect to the issue of the Debentures as may be required;

(o)
the Purchaser, and if applicable, the Disclosed Principal, has not purchased the Debentures as a result of any form of general solicitation or general adze rising, including, advertisements. articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over radio, television or internet or any seminar or meeting whose attendees have been Invited by general solicitation or general advertising;

(p)
the Purchaser, and if applicable, the Disclosed Principal, have such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment, and is able to bear the economic risk of loss of its investment;

(q)
the Purchaser, or, if applicable, the Disclosed Principal, will deliver a completed Private Placement Questionnaire and Undertaking in the form attached hereto as Schedule “C” to the Company in accordance with Section 7.2 of this Agreement:

(r)
the Purchaser agrees that the Company may be required by law or otherwise to disclose to regulatory authorities the identity of the Purchaser and, if applicable, the beneficial purchaser for whom the Purchaser may be acting; and

(s)
the Purchaser agrees that the above representations, warranties, covenants and acknowledgements in this subsection will be true and correct both as of the execution of this subscription and as of the day of Closing.

3.2 The foregoing representations, warranties, covenants and acknowledgements are made by the Purchaser with the intent that they be relied upon by the Companies in determining its suitability as a purchaser of Debentures. The Purchaser undertakes to notify the Companies immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.
4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANIES
4.1 The Companies, jointly and severally, represent, warrant and covenant that, as of the date given above and at the Closing:
(a)
the Company and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated or amalgamated and have all requisite corporate authority and power to carry on their respective businesses, as now conducted and as presently proposed to be conducted by them, and to own, lease and operate their respective properties and assets;

(b)	the Subsidiary is wholly owned by the Company;

(c)
each of the Companies and their respective subsidiaries is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where required under the laws of that jurisdiction;

(d)
the authorized capital of the Company consists of an unlimited number of common shares without par value, of which 32,168,812 common shares are issued and outstanding. The outstanding shares of the Company are fully paid and non-assessable;

(e)	each of the Companies has full corporate power and authority to issue the Debentures;

(f)
the Company will reserve or set aside sufficient shares in its treasury to issue the Debenture Shares and upon their issuance the Debenture Shares will be duly and validly issued as fully paid and non-assessable;

(g)
except as qualified by the disclosure in the Disclosure Record, the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Company holds an interest. in a property, business or assets are in good standing according to their terms and the properties In which the Company holds an interest are in good standing under the applicable laws of the jurisdictions in which they are situated;

(h)	the Disclosure Record is in all material respects accurate and omits no facts, the omission of which would constitute a misrepresentation within the meaning of the Acts;

(i)
the financial statements of the Company contained in the Disclosure Record, filed with any of the Commissions have all been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Company as of the date thereof, and no adverse material changes in the financial position of the Company have taken place since March  31, 2003;

(j)
subject to the terms of any license agreements set out in Schedule “D”, the Company or its subsidiaries has the right to use, sell, license, sub-license and prepare derivative works for and dispose of and has the rights to bring actions for the. infringement or misappropriation of the Intellectual Property used in the Business and neither the Company nor any subsidiary has conveyed, assigned or encumbered any of the Intellectual Property rights owned, used by or licensed to the Company or its subsidiaries. All registrations and filings necessary Co preserve the rights of the Company and its subsidiaries to the Intellectual Property have been made and are in good standing;

(k)
no shareholder of the Company or any of its subsidiaries nor any person who is related to or not dealing at arm’s length with a shareholder owns or has any rights to the use of the Company’s or any of its subsidiaries Intellectual Property;

(1)
the execution and delivery of this Agreement and the Debentures will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries, will not cause the forfeiture or termination of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries to use, sell, license or dispose of or to bring any action for the infringement of any Intellectual Property right owned, used by or licensed to the Company or any of its subsidiaries (or any portion thereof);

(m)
the conduct of the Business, and the manufacture, marketing, modification, license, sale or use of the Intellectual Property used in connection with the conduct or operation or proposed conduct or operation of the Business, does not, to the best of the Company’s knowledge, infringe upon or violate the Intellectual Property or proprietary right of any other person;

(n)
the Company has received no notice of pending or threatened claims or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Intellectual. Property necessary or required or otherwise used for or in connection with the conduct of the operations of the Business, nor to the best of the Company’s knowledge, is there any basis for such claim, nor has the Company received any notice asserting that any Intellectual Property right or the proposed use, sale, license or disposition thereof by the Company or any of its subsidiaries conflicts or will conflict with the rights of any party, nor to the best of the Company’s knowledge, is there any basis for such assertion;

(0)
to the best of the Company’s knowledge, no employee of the Company or any of its subsidiaries is in violation of any term of any non-disclosure, proprietary rights or similar agreement between the employee and any former employer:

(p)
to the best of the Company’s knowledge, all technical information capable of patent protection developed by and belonging to the Company or any of its subsidiaries or licensed to the Company or any of its subsidiaries which has not been patented has been kept confidential:

(q)
except as set forth in Schedule “D” there are no royalties, honoraria, fees or other payments payable by the Company or any of its subsidiaries to any person by reason of the ownership, use, license, sale or disposition of any of the Intellectual Property;

(r)
all employees of, and consultants to, the Company or any of its subsidiaries have entered into proprietary rights or similar agreements with the Company or its subsidiaries, pursuant to which the employee/consultant assigns to the Company or its subsidiaries all. Intellectual Property, technical information and other information developed and/or worked on by the employee/consultant while employed by the Company or its subsidiaries;

(s)
all persons having access to or knowledge of the Intellectual Property of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of he Business have entered into appropriate non-disclosure agreements with the Company or its subsidiaries;

(t)
to the best of the Company’s knowledge the Intellectual Property of the Company and its subsidiaries comprises all of the Intellectual Property necessar[y] for the conduct of the Business as it has been conducted in the previous 12 months;

(u)	the Subsidiary will use the funds received from the Private Placement for general working capital of the Subsidiary and to advance the interests of the Subsidiar[y] and its affiliates in Asia;

(v)
the Companies have complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Acts and the Canada Business Corporations Act in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(w)
there is not presently, and will not be until the closing of the Private Placement, any material change, as defined in the Acts, relating to the Companies or change in any .material fact, as defined in the Acts, relating to the Securities which has not been or will not be fully disclosed in accordance with the requirements of the Acts and the policies of the Exchange;

(x)
the Company and its subsidiaries are not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby (including, without limitation, the issuance of the Securities) does not and will not result in any breach of, or constitute a default under, and sloes not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any terns or provision of the constating documents or resolutions of shareholders or directors of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Compan[y] or any of its subsidiaries, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Company or any of its subsidiaries or their properties or assets;

(y)
neither the Company nor its subsidiaries is a party to any actions, suits or proceedings which could materially affect its respective business or financial condition, and to the best of the Companies’ knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(z)	there are no judgments against the Company or its subsidiaries which are unsatisfied, nor is the Company or its subsidiaries subject to any consent decrees or injunctions;

(aa)
each of the Company and its subsidiaries has conducted and is conducting its business in material compliance with all applicable laws. rules and regulations and, in particular. all applicable licensing and environmental legislation, regulations and by-laws and other requirements of any governmental or regulatory bodies applicable to the Company and its subsidiaries, of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all )jurisdiction in which it carries on business which are necessary or in the opinion of the Company desirable to carry on its business as now conducted or as presently proposed to be conducted, and all such licences, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likel[y] to have a material adverse effect on the business of the Company or its subsidiaries as now conducted or as proposed to be conducted;

(bb)
this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Companies, and the Companies has or will have by the Closing full corporate power and authority to undertake the Private. Placement;

(cc)	the “restricted period” under Multilateral Instrument 45-102 will not exceed four months from the date of issuance of the Debentures;

(dd)	the Company is a “reporting issuer” under the Acts and is not in default of any of the requirements of the Acts or any of the administrative policies or notices of the Exchange;

(ee)
no order ceasing or suspending trading in securities of the Companies nor prohibiting the sale of such securities has been issued to and is outstanding against the Companies or their directors, officers or promoters or against any other companies that have common directors, officers or promoters and no Investigations or proceedings for such purposes are pending or threatened;

(ff)
except as described in Schedule “E”, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the Issue or allotment of any unissued shares In the capital of the Company or its subsidiaries, or any other security convertible Into or exchangeable. for any such shares, or to require the Company or its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding, shares in its capital;

(gg)
the Company and its subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith:

(hh)
the Company has established on its books and records reserves which are adequate for the payment of all taxes accrued but not yet due and payable and there are no liens for taxes on the assets of the Company or its subsidiaries except for taxes not yet due, and there are no audits of any of the tax returns of the Company which are known by the Company’s management to he pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Company; and

(ii)
to the best of the Company’s knowledge, the representations, warranties and statements of fact contained herein or otherwise furnished by or on behalf of the Company or the subsidiaries to the Purchaser in connection with the transactions contemplated by this Agreement do not omit to state any material fact necessary to make any such representation, warranty or statement not misleading to a prospective purchaser of Debentures seeking full information as to the Company and its subsidiaries. The Company has no knowledge of any facts relating to the Business which, if known by a prospective purchaser of Debentures seeking full information as to the Company and its subsidiaries, might reasonably be expected to deter such prospective purchaser from completing the transactions contemplated in this Agreement.

4.2 The representations, warranties and covenants contained in this section will survive the Closing.
5. COVENANTS OF THE COMPANIES
5.1 The Company and each of its subsidiaries shall deliver to the Purchaser such financial statements and other documents as required under the. Debentures,
5.2 So long as any Debentures are outstanding, the Companies agree to appoint to the board of directors of Nanning Maple Leaf Pharmaceutical Co. Ltd. (a limited liability company under the laws of China), one nominee designated in writing by holders of Debentures.
5.3 The covenants contained in this section will survive Closing and shall terminate upon the conversion of the Debentures in accordance with the terms thereof.

6. FILINGS WITH THE REGULATORY AUTHORITIES
6.1 The Company has given to the Exchange written notice of the terms of this Agreement arid the proposed Private Placement and all other information required by the rules and policies of the Exchange (the “Notice”).
6.2 The Company will upon written request provide the Purchaser and its solicitors with a copy of the Notice, and a copy of the. letters of acceptance of the Notice from the Exchange.
6.3 The Company will file all required documents and filing fees and will do all things required by the rules and policies of the Exchange in order to obtain the acceptance of the Exchange to the Private Placement.
6.4 The Company will:
(a)	within the time periods specified by the Acts file with the appropriate Commissions the appropriate forms required to be filed in connection with the Private Placement; and

(b)	within 10 days following Closing, provide the Purchaser’s solicitors with copies of such forms.
7. CONDITIONS OF CLOSING
7.1 The obligation of the Purchaser to purchase the Debentures contemplated hereby will be subject to the fulfilment on or before Closing of the following terms and conditions, compliance with which may he waived in whole or in part by the Purchaser in its discretion and upon such terms as it may consider appropriate:
(a)
the representations and warranties of the Companies contained herein will be true in all material respects at and as of closing as though such representations and warranties were made again at and as of such time and at Closing the Companies will have delivered to the Purchaser a certificate, in form and substance satisfactory to the Purchaser, reaffirming such representations and warranties;

(b)	there has not occurred any adverse material changes in the affairs or prospects of the Company or its subsidiaries, as determined by the Purchaser;

(c)
the average closing price for the common shares of the Company for the ten trading days immediately prior to Closing is not less than 50% of the conversion price of the Debentures during the first year of the term thereof;

(d)	the Purchaser’s investment committee shall have approved the Purchase of the Purchaser’s Debentures;

(e)	the Companies will have performed and complied with all covenants, agreements and conditions required hereby to be performed or complied with by the Companies prior to Closing;

(f)	the Exchange will have issued its final acceptance of the issuance of the Securities as contemplated by the terms of this Agreement;

(g)
no order (draft or otherwise), judgment, injunction, decree, award writ of any court tribunal, arbitrator. government agency or other person will have been entered that prohibits or restricts the Closing or which, in the opinion of the Purchaser, acting reasonably, could prevent or restrict any party hereto from performing any of its obligations hereunder; and

(h)	the Purchaser will have received a favourable written opinion of the Company’s counsel dated the date of Closing satisfactory in scope and substance to the Purchaser and its counsel acting reasonably.

7.2 The obligation of the Companies to complete the subscription contemplated hereby will he subject to the fulfilment on or before Closing of the following g terms and conditions, compliance with which may be waived in whole or in part by the Company in its discretion and upon such terms as it may consider appropriate:
(a)	the Purchaser or, if applicable, the Disclosed Principal, as the case may be. has delivered to the Companies a fully executed copy of this Agreernent, including Schedule “B” and Schedule “C”;

(b)
the representations and warranties of the Purchaser contained herein will be true in all material respects on and as of Dosing as though such representations and warranties were made at and as of such time;

(c)	the Purchaser will have performed and complied with all covenants, agreements and conditions required hereby to be performed or complied with by it up to and including the Closing;

(d)	the Exchange will have issued its final acceptance of the issuance of the Securities contemplated by the terms of this Agreement: and

(e)
no order (draft of otherwise), judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, governmental agency or other person will have been entered that prohibits or restricts the Closing or which, in the opinion of the Company, acting reasonably, could prevent or restrict any party hereto from per[f]orming any of its obligations hereunder.

8. CLOSING
8.1 On or before June 14, 2004. the Purchaser will deliver to the solicitors for the Subsidiary a cheque or wire transfer for $1,500,000 made payable to the Subsidiary or its solicitors.
8.2 At the Closing the Companies will deliver to the Purchaser the Purchaser’s Debentures and all certificates, agreements, declarations and other documents as the Purchaser may reasonably require.
8.3 At the Closing the Company will deliver to the Purchaser and to its solicitors a favourable opinion of the Company’s solicitors dated the Closing Date, in a form acceptable to the Purchaser and to its solicitors, as to all legal matters reasonably requested by the Purchaser relating to the creation, issue and sale of the Securities, and as to all other legal matters, including compliance with applicable securities laws, in any way connected with the issuance, sale and delivery of the Securities as the Purchaser may reasonably request. It is understood that counsel may rely on the opinions of local counsel acceptable to it as to matters governed by the laws of jurisdictions other than British Columbia or Canada and on certificates of officers of the Company, the transfer agent and the auditors of the Company as to relevant matters of fact.
8.4 The Company agrees that if, between the date of this Agreement and the date of Closing a material change (actual, anticipated or threatened) or of any change in a material fact occurs in the affairs of the Company or any of its subsidiaries, the Company will promptly inform the Purchaser of the full particulars and:
(a)	as soon as practicable issue and file with the Commissions and the Exchange a press release that is authorized by a senior officer disclosing the nature and substance of the change;

(b)	file with the Commissions the report required by the Acts as soon as practicable, and in any event no later than 10 days after the date on which the change occurs; and

(c)	provide copies of that press release, when issued, and that report, when filed, to the Purchaser and its solicitors upon written request.

9. EXPENSES OF PURCHASER
9.l The Company, forthwith upon receiving an account, will pay all of the reasonable expenses of the Private Placement and all the expenses reasonably incurred by the Purchaser and the other purchasers of Debentures issued by the Subsidiary and the Company on the date hereof, including all legal fees and disbursements incurred by the Purchaser and other such purchasers to an aggregate maximum of Cdn$25,000.
9.2 The Company will pay the expenses referred to in the previous Subsection even if acceptance of the Private Placement is not granted by the Exchange or the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Purchaser, including the failure of the Purchaser to obtain approval of its investment committee.
9.3 The Purchaser may, from time to time, render accounts for its expenses to the Company for payment on or before the dates set out in the accounts.
9.4 The Company authorizes the Purchaser to deduct its reasonable expenses in connection with the Private Placement from the proceeds of the Private Placement payable to the Company.
10. MISCELLANEOUS
10. In addition to the representations and warranties contained herein, all statements contained in any certificate delivered by or on behalf of a Party hereto in connection with the closing of the transactions contemplated hereby will be deemed to be representations and warranties hereunder. All representations and warranties made by a Party will survive the Closing notwithstanding any investigation at any time made, or any evidence as to the truth or accuracy thereof at any time accepted by or on behalf of the other party.
10.2 The Companies, jointly and severally, will hold the Purchaser harmless from and against all losses, whether consequential or otherwise, liabilities, costs, damages and expenses (including reasonable legal fees) arising out of or in consequence of any misrepresentation or breach of warranty or covenant given or made by the Companies hereunder. The Purchaser will indemnify and hold the Companies harmless from and against all losses, whether consequential or otherwise, liabilities, costs, damages and. expenses (including reasonable legal fees) arising out of or in consequence of any misrepresentation or breach of warranty or covenant given or made by the Purchaser hereunder. This paragraph will survive Closing for a period of two years.
10.3 A Party will give all notices to, or other written communications with, the other parties concerning this Agreement by hand, fax or registered mail addressed to the address given above.
10.4 Before Closing, no Party will make any public statement or issue any press release concerning the transactions contemplated herein, except as may be necessary, in the opinion of counsel to the Party making such disclosure, to comply with the requirements of any law, order, rule, regulation or published policy of any regulatory authority having jurisdiction. If any such public statement or release is so required, the party making such disclosure will consult with the other party prior to making any statement or press release and the parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them. If the parties fail to agree upon such text, the party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made.
10.5 Neither this Agreement nor any rights or obligations hereunder will be assignable by either Party without the prior consent of the other Party.
10.6 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).
10.7 Except as expressly provided in this Agreement and in the agreements, securities and other documents contemplated or provided for herein, this Agreement contains the entire agreement among the Parties with respect to the Securities, and there are no other terms, conditions representations or warranties, whether express or implied, oral or written, or by statute, or by common law, by the Companies, the Purchaser, or anyone else.
10.8 The Parties may amend this Agreement only in writing.
10.9 This .Agreement enures to the benefit of and is binding upon the Parties and their successors and permitted assigns.

10.10 This Agreement may be executed in any number of counterparts (including fax) each of which when so executed will be deemed to be an original and when taken together will constitute the entire and same agreement.
DATED at                                                              this                       day of                                          2004.

For and on behalf of [UOB CAPTIAL INVESTMENTS LTD

“Terence Ong Sea Eng”

Name:	Ternece Ong Sea Eng
Title:	Director
Address:	80 Raffles Place UOB Plaza Singapore 048624

Registration Instructions:	Delivery Instructions

Name	Account reference, if applicable

Khoo Shih/Sean Thoh

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)
ACCEPTED this 14th day of June, 2004.
INTERNATIONAL WEX TECHNOLOGIES INC.

Per:	“John, Olthoff”
WEX MEDICAL LIMITED

Per:	“Frank Shum”

10.10 This Agreement may be executed in any number of counterparts (including fax) each of which when so executed will be deemed to be an original and when taken together will constitute the entire and same agreement.
DATED at                                                              , this                      day of                                         , 2004.

For and on behalf of UOB CAPTIAL INVESTMENTS LTD

Name:
Title:
Address:

Registration Instructions:	Delivery Instructions

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

ACCEPTED this 14th day of June, 2004.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per: /s/ [ILLEGIBLE]

WEX MEDICAL LIMITED

Per:

10.10 This Agreement may be executed in any number of counterparts (including fax) each of which when so executed will be deemed to be an original and when taken together will constitute the entire and same agreement.
DATED at                                                              , this                      day of                                         , 2004.

For and on behalf of UOB CAPTIAL INVESTMENTS LTD

Name:
Title:
Address:

Registration Instructions:	Delivery Instructions

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

ACCEPTED this 14th day of June, 2004.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:

WEX MEDICAL LIMITED

Per: /s/ [ILLEGIBLE]

SCHEDULE “A”
DEBENTURE

DEBENTURE
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004].
THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD OR CONVERTED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON “ ARE DEFINED BY REGULATION S UNDER THE 1933 ACT.
THIS DEBENTURE, dated for reference June 14, 2004 is made
BETWEEN:
UOB CAPITAL INVESTMENTS LTD
80 Raffles Place, UOB Plaza 2 #30-20, Singapore 048624
(“Investor”)
OF THE FIRST PART
AND:
INTERNATIONAL WEX TECHNOLOGIES INC.,
a corporation formed under the Canada Business Corporations Act and having an office at 2000, 700 Hornby Street, Vancouver, British Columbia, V6Z 1 S4
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point. Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS the Investor has provided financing to the Subsidiary in the principal sum of $1.500,000 pursuant to a subscription agreement among the Investor, the Company and the Subsidiary dated May 18, 2004;

AND WHEREAS the Subsidiary is wholly owned by the Company:
NOW THEREFORE THIS DEBENTURE WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
1. DEFINITIONS
Where used in this Debenture, the following. words and phrases have the following meanings:
(a)	“Advanced Funds” means $1,500,000 advanced by the Investor to the Subsidiary pursuant to the Subscription Agreement,

(b)	“Debenture” means this Debenture and the schedules hereto, as at any time amended or modified and in effect.

(c)	“Business Day” means any day other than a Saturday or a Sunday on which Canadian chartered banks are open for business in Vancouver, British Columbia,

(d)	“Closing Date” means June 14, 2004,

(e)	“Common Shares” means the common shares in the capital of the Company as constituted as of the date hereof,

(f)	“Companies” means the Company and the Subsidiary,

(g)
“Conversion Price” means the price at which the Advanced Funds may be converted into Common Shares, being Cdn$5.00 per Common Share, subject to adjustment on the occurrence of certain events specified in Part 6 of this Debenture. For the purposes hereof, Advanced Funds shall be deemed to be converted from US currency into Canadian currency at the rate of US$ 1.00 = Cdn $l .3866,

(h)
“Current Market Price” at any date for Common Shares means the closing price per Common Share on the Exchange for that day (provided that if on that day no Closing Price per share is reported by the Exchange as there were no trades that day, the average of the reported closing bid and asked prices on the Exchange on such day will he deemed to be the closing price per share for such day),

(i)	“Event of Default” means any event specified in section 5.1,

(j}
“Exchange” means The Toronto Stock Exchange, so long as the common shares of the Company are listed on The Toronto Stock Exchange. If the common shares are not listed on either The Toronto Stock Exchange, it means whatever stock exchange, stock market or over the counter system on which the common shares of the Company trade in the greatest volume or, if such common shares are not traded on any over-the-counter market or stock exchange, then the current market value thereof, as it may be determined by the directors of the Company,

(k)	“Issue Date” means June 1, 2004,

(1)	“Maturity Date” means June 15, 2009,

(rn)	“NMLP” means Nanning Maple Leaf Pharmaceutical Co. Ltd., a limited liability company under the laws of China and a subsidiary of the Company,

(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18. 2004,

(o)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company.

(p)	“Trading Day” with respect to the Exchange means a day on which such exchange is open for the transaction of business; and

(q)	“UOB Debentures” means this Debenture and the debentures issued to each of UOB Venture (Shenzhen) Limited and UOB Venture Technology Investments Ltd by the Companies dated for reference June 14, 2004.

2 INTERPRETATION
2.1 Governing Law
This agreement is governed by the laws of the Province of British Columbia and the parties attorn to the nonexclusive jurisdiction of the courts of British Columbia for the resolution of all disputes under this Debenture.
2.2 Severability
If any one or more of the provisions contained in this Debenture is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
2.3 Parties In Interest
This Debenture enures to the benefit of and is binding on the parties hereto and their respective successors and permitted assigns.
2.4 Headings and Marginal References
The division of this Debenture into parts, sections, subsections; paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Debenture.
2.5 Currency
Unless otherwise indicated, all statements of, or references to, dollar amounts in this Debenture refer to lawful currency of the United States.
2.6 Accounting Principles
Unless otherwise specified in this Debenture, all accounting terminology and calculations shall be made in accordance with Canadian generally accepted accounting principles, consistently applied, and all accounting calculations shall be made on a consolidated basis.
3. THE ADVANCED FUNDS
3.1 Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date. Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date.

3.2 Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3 Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4 Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full.
3.5 Reimbursement of Interest
In the event that there are any taxes imposed on the Investor in respect of interest accrued or paid on the Advanced Funds during the first 12 months following the Issue Date, the Subsidiary shall reimburse the Investor for all such taxes, provided that the maximum aggregate amount of reimbursement under all UOB Debentures shall be limited to 15% of the interest paid on all UOB Debentures. The reimbursement shall be paid by the Subsidiary in United States currency within 14 Business Days of receipt by the Subsidiary of a letter from the Investor (or its manager) certifying the tax rate on the interest paid or due during the applicable period, together with a calculation of the amount of tax payable.
4 COVENANTS OF THE BORROWER
4.1. Positive Covenants
The Subsidiary and the Company covenant and agree with the Investor that, at all times during the currency of this Debenture:
(a)	the Subsidiary will pay the principal sum, interest and all other monies required to be paid to the Investor pursuant to this Debenture in the manner set forth herein,

(b)	each of the Companies will duly observe and perform each and every of its covenants and agreements set forth in this Debenture and the Subscription Agreement,

(c)	each of the Companies will forthwith upon becoming aware of the occurrence of an Event of Default, provide the Investor with immediate notice thereof,

(d)
they will pay on demand any and all reasonable costs. charges and expenses, including any legal costs insured by the Investor on the basis as between a solicitor and his own client, of and incidental to:

(i)	any matter which either of the Companies asks the Investor to consider in connection with this Debenture after the grant of this Debenture,

(ii)	the Investor’s performance of any covenant in this Debenture,

(iii)	any default by either of the Companies, and

(iv)	any steps or proceedings taken under this Debenture or otherwise by reason of nonpayment or procuring payment of the monies payable under this Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Investor incurring or being charged the same,

(e)
the Subsidiary will pay all reasonable expenses of any nominee of the Investor appointed or elected to the board of directors of NMLP reasonably incurred in attending at meetings of the board of directors or any committees thereof, provided NMLP fails to otherwise pay such expenses.

(f)
in the event the Investor elects at any time not to have a nominee on the board of directors of NAMI-P, the Company shall cause NMLP to give notice to the Investor of all meetings of the hoard of directors of NMLP to permit a representative of the Investor to attend any Board meetings of NMLP as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Investor’s nominee on the board of directors of NMLP,

(g)
they will, if so requested by the Investor, take all necessary steps to indemnify the Investor’s nominee director in accordance with the provisions of the laws of China and the constating documents of NMLP,

(h)
they will, mail quarterly unaudited consolidated financial statements of the Company and quarterly unaudited financial statements of each of the Subsidiary and NMLP to the Investor within 45 days after the end of each fiscal quarter,

(i)
they will, mail annual audited consolidated financial statements of the Company and annual audited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days of the end of each fiscal year,

(j}	they will, mail copies of all reports, financial statements and any other documents sent to the Company’s shareholders to the Investor on a timely basis,

(k)	they will, mail a copy of the annual budget, together with management’s discussion and analysis for NMLP within 1.5 days of approval by the board of directors of NMLP,

(1)	they will, provide any other financial information relating to the Companies and NMLP reasonably requested by the Investor,

(m)
they will promptly inform the Investor of the full particulars if a material change (actual, anticipated or threatened) or any change in a material -act occurs in the affairs of the Company or any of its subs diaries,

(n)	each of the Companies and NMLP will maintain proper records and books of account,.

(o)	each of the Companies and NMLP will maintain its corporate existence,

(p}
the Company and each of its subsidiaries will, Keep in good standing all requisite licences, approvals, consents and authorizations necessary to enable the Company and its subsidiaries to conduct operations,

(q)	they will promptly provide the Investor with written notice of material litigation, and

(r)	the Subsidiary will apply the Advanced Funds to general working capital for the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia.

4.2 Negative Covenants
The Company covenants and agrees with the Investor that, at all times during the currency of this Debenture, unless it has received the prior written consent of the Investor to do so (such consent to be in the Investor’s sole and unfettered discretion but not to be unreasonably withheld), it will not:
(a)	permit the Subsidiary or NMLP to issue any securities, other than to the Company,

(b)	permit the Subsidiary or NMLP to borrow any money for a term of more than 12 months,

(c)	and will not permit the Subsidiary or NMLP to sell, lease, assign, transfer or otherwise dispose of all or substantially all of its assets,

(d)	and will not permit the Subsidiary or NMLP to redeem or repurchase shares, pay or declare dividends (or any other return of capital),

(e)	and will not permit any subsidiary to utilize any Advanced Funds to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders,

(f)	and will not permit the Subsidiary or NMLP to guarantee debt, except for the debt of its subsidiaries,

(g)	and will not permit the Subsidiary or NMLP to enter into any corporate reorganization or amalgamation,

(h)
and will not permit the Subsidiary or NMLP to, enter into any partnership, joint venture or similar agreement or arrangement, other than in the ordinary course of business or in connection with a corporate reorganization,

(i)
and will not permit any subsidiary to, dispose of or allow to lapse any intellectual property rights necessary to enable the Company and its subsidiaries to conduct operations, other than in the ordinary course of business or in connection with a corporate reorganization,

(j)	and will not permit the Subsidiary or NMLP to, grant a security interest in its assets, other than in the ordinary course of business,

(k)	and will not permit the Subsidiar[y] or NMLP to. amend its constating documents, or

(1)	allow any of the outstanding securities of the Subsidary or NMLP or ML’ to be pledged or transferrd.

5. EVENT OF DEAULT
5.1 Definition of Event of Default
The principal balance of the Advanced Funds, costs and any other money owing to the Investor under this Debenture will immediately become payable unless otherwise waived in writing, by the Investor, in any of the following events (each an “Event of Default”):
(a)	if the Subsidiary fails to pay within ten days of the due date thereof any payments due under this Debenture,

(b)
subject to the ten day grace period with respect to payments described in subsection 5.1(a) hereof, if the Subsidiary or Company fails to observe or perform any of the covenants in this Debenture or the Subscription Agreement on its part to be observed and performed,

(c)
if the present nominee of the Investor on the board of directors of NMLP ceases to be a director of NMLP for any reason and a replacement nominee of the Invstor acceptable to the Company, acting reasonably, is not appointed or elected to the board of directors of NMLP within 30 days if the Investor so requests,

(d)	if the board of directors of NMLP fails to meet (either in person or by telephone) at least two times each fiscal year,

(e)
if there is a change in the majority shareholding of the Subsidiary or NMLP, and for greater certainty there shall be deemed to be no change in the majority shareholding of an entity if the indirect ownership of such entity remains unchanged,

(f)
if the board of directors of the Subsidiary or NMLP, subject to any restrictions contained in this Debenture or the Subscription Agreement fails in each fiscal year to approve a budget for the forthcoming fiscal year,

(g)	if there is any breach, default or event of default under the Subscription Agreement or this Debenture,

(h)	if there is a sale of substantiall[y] all of the assets or business of the Company, the Subsidiary or NMLP, or

(i)	if any of the representations and warranties in the Subscription Agreement are or become not true.
5.2 Rights and Remedies of the Investor
Upon the occurrence of an Event of Default and at any time thereafter, the Investor may exercise any or all rights and remedies available to the Investor whether available under this Debenture or available at law or in equity.

5.3 Overdue Payments
In addition to and without restricting the Investor’s other rights or remedies under this Debenture or available at law or in equity, in the event of an Event of Default under section 5.1(a) with respect to the nonpayment of interest, the Subsidiary shall pay to the Investor an additional amount equal to 2% per month (24% per year) of the overdue interest amount until the overdue interest amount is paid full, unless the Investor waives the payment of any such amount. The additional amount shall be payable on demand in cash, or at the election of the lnvestor, in fully paid non-assessable Common Shares in the capital of the Company. if the investor elects to be paid in Common Shares In the capital of the Company, the additional amount together with accrued and unpaid interest shall be converted into Common Shares at the lowest conversion puce as is then acceptable to the Exchange and the Company agrees to use all reasonable commercial efforts to obtain the approval of such conversion price from the Exchange upon being notified by the Investor of such election.
6 CONVERSION OF THE ADVANCED FUNDS
6.1 Conversion at Investor’s Option
At the option of the Investor, at any time or times, whether before or after the occurrence of a Event of Default, the principal balance of the Advanced Funds may be converted in whole or in part into fully-paid and non-assessable Common Shares in the capital of the Company at the Conversion Price. Any partial conversion of the Advanced Funds shall be in multiples of $25,000. The Investor shall advise the Company by notice in writing in the form attached as Appendix I of the principal amount that it wishes to convert (“Conversion Notice”) and the date of such conversion shall be the date of the Conversion Notice. In the case of a conversion of less than all of the principal amount outstanding of the Advanced Funds. the Companies shall deliver to the Investor, against receipt of this Debenture for cancellation, a replacement debenture in the same form as this Debenture in respect of the principal balance of the Advanced Funds remaining outstanding.
6.2 Automatic Conversion
In the event that the Current Market Price on ten consecutive Trading Days is at least equal to 1.5 times the then applicable Conversion Price, the Company may deliver written notice to the Investor specifying the date of conversion (“Conversion Notice”). On the specified date of conversion the principal balance of the Advanced Funds outstanding will be automatically converted into Common Shares at the then applicable Conversion Price. Upon receipt of the Conversion Notice the Investor will send the Debenture to the Company for cancellation.
6.3 Process on Giving Notice of Conversion
Upon the Company or the Investor, as the case may be, giving a Conversion Notice as described in sections 6.1 or 6.2, and subject to section 6.7, the Investor shall be entitled to be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares into which such portion of the Advanced Funds then outstanding has been converted and, within seven business days of the date of the Conversion Notice, the Company shall deliver to the Investor a certificate or certificates representing the Investor’s holdings of the Common Shares. Any interest accruing to the date of conversion on the portion of the Advanced Funds shall be paid by the Subsidiary to the Investor forthwith after the giving of the Conversion Notice.

6.4 Adjustment of Conversion Price
(a)
The Conversion Price (and the number of Common Shares issuable upon exercise of the conversion rights and obligations set forth in sections 6.l and 6.2) is subject to adjustment from time to time in the events and in the manner provided as follows:

(b)
If and whenever at any time after the date hereof and prior to the repayment or the Advanced Funds and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Company:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction; the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common. Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where
(c)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 6.4 called the “Rights Period”), and

(d)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 6.4 called the “Per Share Cost”) is less than 95% of the Cur[r]ent Market Price of the Common. Shares on the record date,

(any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:
(e)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number determined by dividing the product of the Per Share Cost and:
A.
where the event giving rise to the application of this paragraph (.ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Sha[r]es, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering , and

(f)	the denominator of which is
(i)	in the case described in subparagraph (e)(ii)(A ), the number of Common Shares outstanding, or

(ii)	in the case described in subparagraph (e)(ii)(B). the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (e)(ii)(B) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If pursuant to section 6.1 the Investor has given notice to convert or if pursuant to section 6.2 the Company has requested the Investor to convert during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period the Investor will, in addition to the Common Shares to which it is otherwise entitled upon such conversion in accordance with sections 6.1 and 6.2, be entitled to that number of additional Common. Shares which, when added to the number of Common Shares to which that holder is entitled upon such conversion, equals the number of Common Shares to which the Investor would have been entitled on exercise if the conversion notice had been given after the adjustment of the Conversion Price immediately after the end of the Rights Period. Such additional Common Shares will be deemed to have been issued to the Investor immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such holder within ten Business Days following the end of the Rights Period.
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:
(g)	shares of the Company of any class other than Common Shares,

(h)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price),

(i)	evidences of indebtedness, or

(j)	any property or other assets

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price effect on such record date by a fraction:
(k)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(ii)
the amount by which the aggregate fair market value (as determined by action by the directors of the Company) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distributions exceeds the fair market value (as determined by action of the directors of the Company) of the consideration, if any, received therefor by the Company, and

(1)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Investor will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6.4 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 6.4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Company will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
If and whenever at any time after the date hereof and prior to the Expiry Date any adjustment in the Conversion .Price occurs as a result of
(m)	a Common Share Reorganization,

(n)	the fixing by the Company of a record date for a Rights Offering, or

(o)
the fixing by the Company of a record date for the issue or distribution to the holders of all or substantially all its outstanding Common Shares of (A) Common Shares, (B) securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share ‘less than the Current Market Price on such record date or (C) rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common less than the Current Market on such record date, then the number of Common Shares issuable upon conversion will be adjusted contemporaneously with the ( adjustment of the Conversion Price by multiplying the number of Common Shares theretofore issuable on the exercise thereof immediately prior to such adjustment by a fraction the numerator of which is the Conversion, Price in effect immediately prior to such adjustment and the denominator of which is the Conversion Price resulting from such adjustment.
To the extent that any adjustment in subscription rights occurs pursuant to this section 6.4 as a result of a distribution of exchangeable or convertible securities, rights, options or warrants, or as a result of the fixing by the Company of a record date for the distribution of any such securities, the number of Common Shares issuable upon conversion will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be issuable or purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
6.5 Additional Adjustments
If by the terms of the rights, options or warrants referred to in section 6.4, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of
(a)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(b)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.
To the extent that any adjustment in the Conversion Price occurs pursuant to section 6.4 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants, the Conversion Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price and no adjustment will be made in the number of Common Shares issuable upon conversion unless it would result in a change of at least one one-hundredth of a Common Share, provided, however,’ that any adjustments which, except for the provisions of this section. would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
If at any time a dispute arises with respect to adjustments provided for in section 6.4, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination will be binding upon the Company and the Investor and the Company will provide such auditors or accountants with access to all necessary records of the Company.
If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive an dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such s are polders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act only then no adjustment In the Conversion Price or the number of Common Shares issuable upon conversion will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
As a condition precedent to the taking of any action which would require any adjustment in respect of conversion, including the Conversion Price and the number of class of shares or other securities which are to be received upon conversion, the Company must take any corporate action which may be necessary in order that. the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Investor are entitled to receive on conversion in accordance with the provisions thereof.
6.6 Acknowledgement
The investor acknowledges that this Debenture and any Common Shares which may be issued on the conversion of this Debenture have not been registered under the United States Securities Act of 1993, as amended (the “1933 Act”) or the securities laws of any state of the United States and this Debentures may not be transferred to or converted in the United States or by or on behalf of any U.S. Person unless such securities are registered under the 1933 Act and applicable State securities laws or unless an exemption from registration is available.
6.7 Bonus
If during the first 12 months following the Issue Date a Conversion Notice is issued in accordance with this Debenture with respect to the conversion of part or all of the principal balance of the Advanced Funds, then the Company shall deliver to the Investor that number of Common Shares as is equal to 104% of the number of Common Shares issuable on the conversion as otherwise calculated in accordance with the provisions of this Debenture and the provisions of section 6.3 shall apply mutatis mutandis. Any fractions of a share resulting shall be rounded up to the next whole number.
7 GENERAL
7.1 Rank
This Debenture shall rank pari passu with all other debentures issued by the Companies on June 14, 2004.
7.2 Waiver or Modification
No failure on the part of the Investor in exercising any power or right hereunder will operate as a waiver of that power or right nor will any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Debenture or consent to any departure by the Subsidiary or the Company therefrom will be effective unless it is in writing signed by the Investor. No notice to or demand on the Subsidiary or the Company Will entitle the Subsidiary or the Company to any other further notice or demand in similar or other circumstances unless specifically provided for in this Debenture.

7.3 Borrower’s Waivers
The Companies hereby waive demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.
7.4 Time
Time is of the essence of this Debenture.
7.5 Further Assurances
The parties to this Debenture will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and filings as may be reasonably required for the purpose of giving effect to this Debenture.
7.6 Assignment
Neither the Investor nor the Companies may assign this Debenture or its interest herein or any part hereof except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, provided that the Investor shall be permitted to assign this Debenture and its interest hereunder to any affiliate as such term is defined in the Canada Business Corporations Act, as amended from time to time, without the consent of the Companies.
8 NOTICES
8.1 Any notice under this Debenture will be given in writing and may be sent by fax or may be delivered or mailed by prepaid post addressed to the party to which notice is to be given at the following address:
If to the Investor:
UOB CAPTIAL INVESTMENTS LTD
80 Raffles Place, UOB Plaza 2 #30-20
Singapore 048624
Attention: Terence Ong Sea Eng
Fax: 011-65-6538-2569
If to the Subsidiary:
WEX MEDICAL LIMITED
Unit A. 34/F, Manulife Tower,
169 Electric Road, North Point,
Hong Kong
Attention: •
Fax: 011-582-2897-1966

If to the Company:
INTERNATIONAL WEX TECHNOLOGIES INC.
#2000 — 700 Hornby Street
Vancouver, British Columbia
V6Z 1S4
Attention:
Fax: 604-683-8880
8.2 If notice is sent by fax or is delivered, it will be deemed to have been given at the time of transmission or delivery.
8.3 If notice is mailed, it will be deemed to have been received seven days following the date of mailing of the notice.
8.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or before the time a notice is mailed the notice will be sent by fax or will be delivered.
9 AMENDMENTS
This Debenture may be amended, waived, discharged or terminated only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.
IN WITNESS WHEREOF the Companies have executed and delivered this Debenture.

INTERNATIONAL WEX TECHNOLOGIES INC.
Per:
(Authorized Signatory)

WEX MEDICAL LIMTITD
Per:

(Authorized Signatory)

P

APPENDIX I
CONVERSION NOTICE
ALL SHARE CERTIFICATES ISSUED PRIOR TO October 15, 2004 MUST HAVE IMPRINTED ON THEIR FACE THE FOLLOWING:
“‘UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004:”
The undersigned holder of the within Debenture, hereby subscribes for                      common shares of International Wex Technologies Inc. (“Wex”) in conversion of US$                                            of the Advanced Amount                                    at a conversion price of Cdn$                                          per common share in accordance with the conversion referred to in Part 6 of the Debenture according to the conditions thereof .
The undersigned hereby certifies that the undersigned is the original purchaser of the Debenture or a transferee with the consent of Wex, and (i) is not (and is not exercising the Debenture for the account or benefit of) a “U.S. Person” or a person in the United States, (ii) did not execute or deliver this Conversion Notice in the United States and (iii) has in all other aspects complied with the terms of Regulation S of the United States Securities .4et of 1933, as amended (the “1933 Act”) or any successor rule or regulation of the United States Securities and Exchange Commission in effect.
DATED at                                           ,this                      day of                                                                ,200_____.

Name of Debenture Holder

Authorized Signatory

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

SCHEDULE “B”
BRITISH COLUMBIA/ALBERTA. ACCREDITED INVESTOR CERTIFICATE
The Purchaser or the disclosed principal, as the case may be, hereby represents, warrants and certifies to Wex Medical Limited and International Wex Technologies Inc. (the “Issuers”) that the Purchaser or the disclosed principal, as the case may he, is an “accredited investor”, as such term is defined in Multilateral Instrument 45-103 and, as at the time the subscription is accepted by the Issuers (“Closing”), the Purchaser or the disclosed principal, as the case may be, will fall within one or more of the following categories (Please check and initial one or more, as applicable):
☐	(a)	a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada),

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐	(c)	an association under the Cooperative Credit Associations Act (Canada) located in Canada, or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act,

☐	(d)
a subsidiary of any person or corporation referred to in paragraphs (a) to (c), if the person or corporation owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐	(e)
a person or corporation registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

☐	(f)	an individual registered or formerl[y] registered under the securities legislation of a jurisdiction of Canada, as a representative of a person or corporation referred to in paragraph (e),

☐	(g)	the government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the government of Canada or a jurisdiction of Canada,

☐	(h)	a municipality, public hoard or commission in Canada,

☐	(i)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐	(j)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

☐	(k)
an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

☐	(I)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent nears and who, in either case, reasonably expects to exceed that net income level in the current year,

☑	(m)
person or company, other than a mutual fund or non-redeemable investment fund, that, either alone or with a spouse has net assets of at least $5,000,000, and unless the person or company is an individual, that amount. is shown on its most recently prepared financial statements,

☐	(n)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors.

☐	(o)	a mutual fund or non-redeemable investment fund that, in the local jurisdiction, is distributing or has distributed its securities under one prospectuses for which the regulator has issued receipts,

☐	(p)
a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, trading as a trustee or agent on behalf of a fully managed account,

☐	(q)
a person or company trading as agent on behalf of a fully managed account if that person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as portfolio manager or the equivalent category of adviser,

☐	(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered to provide advice on the securities being traded,

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e) and paragraph (j) in form and function, or

☐	(t)
a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

All dollars amounts in this Schedule “B” refer to Canadian currency.
For the purposed hereof, the following definitions are included for convenience:
“director” means
(a)
for the purposes of British Columbia law, a director of a corporation or an individual occupying or performing., with respect to a corporation or any other person, a similar position or similar functions:

(b)	for the purposes of Alberta law, a person acting in a capacity similar to that of a director of a corporation;
“eligibility adviser” means an investment dealer or equivalent category of registration, registered under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed:
“financial assets” means cash and securities;
“fully managed account” means an account for which a person or company makes the investment decisions if that person or company has full. discretion to trade In securities for the account without requiring the client’s express consent to a transaction:
“mutual fund” includes an issuer of securities that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, Including a separate fund or trust account, of the issuer of the securities;

“non-redeemable investment fund” means an issuer
(a)	whose primary purpose is to invest money provided by its security holders;

(b)
that does not invest for the purpose of exercising effective Control, seeking to exercise effective control or heron actively involved in the management of the issuers in which is invests, other than mutual funds or other non—redeemable investment funds; and

(c)	that is not a mutual fund:
“related liabilities” means
(a)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or

(b)	liabilities that are secured by financial assets; and
“securities legislation” means securities legislation as such term is defined in National Instrument. 14-101 — Definitions.
The foregoing representation, warranty and certificate is true an accurate as of the date of this certificate and will he true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to CIosing, the undersigned shall give immediate written notice of such fact to the Issuers.
IN WITNESS WHEREOF, the undersigned tined has executed this Certificate as of the                     day of                     2004.

If a Corporation, Partnership or Other Entity:	If an Individual:

UOB CAPITAL INVESTMENTS PTE LTD

Name of Entity	Signature

INVESTMENT FUND

Type of Entity	Print of Type Name

/S/ Signature of Person Signing

Terence Ong Sea Eng, Director Print or Type Name and Title of Person Signing

SCHEDULE “C”
APPENDIX D
TORONTO STOCK EXCHANGE POLICIES AND FORMS
[¶1450-061]
PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING
To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.
QUESTIONNAIRE
1.	DESCRIPTION OF TRANSACTION
(a)	Name of issuer of the Securities International Wex Technologies Inc.

(b)	Number and Class of Securities to be Purchased 415,980 Common Shares and an additional 16,640 Common Shares if conversion is made in year 1

(c)	Purchase Price C$ 5.00 per share
2.	DETAILS OF PURCHASER
(a)	Name of Purchaser UOB CAPITAL INVESTMENTS PTE LTD

(b)	Address 80 Raffles Place UOB Plaza Singapore 048624

(c)	Names and addresses of persons having a greater than 10% beneficial interest in the purchaser United Overseas Bank Limited, 80 Raffles Place UOB Plaza Singapore 048624
3.	RELATIONSHIP TO ISSUER
(a)
Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider No

(b)	If the answer to (a) is “no”, are the purchaser and the issuer controlled by the same person or company? If so, give details NA
4.	DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof NA

(CONTINUED ON FOLLOWING PAGE)

1302	Appendix D	14—12-03
UNDERTAKING
TO: The Toronto Stock Exchange
The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

UOB CAPITAL INVESTMENTS PTE LTD
DATED AT	(Name of Purchaser — please print)

/s/ [ILLEGIBLE]
this day of 20	(Authorized Signature) Terence Ong Sea Eng, Director

(Official Capacity — please print)

(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE “D”
1.	Techpharm Inc. — topical royalty: 5 to 7% (No royalty payments start of)

SCHEDULE “E”
INTERNATIONAL WEX TECHNOLOGIES INC.
Securities Authorized for Issuance for a Specific Purpose
As of March 31, 2004
A.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Warrants	34,138	$2.52	18-Oct-04
Warrants	8,000	$2.52	31-Oct-04
Warrants	207,374	$2.64	9-Apr-04
Warrants	13,500	$2.64	30-Apr-04
Warrants	27,010	$2.70	9-Aug-04
Warrants	161,475	$2.70	23-Aug-04
Warrants	200,000	$2.70	28-Aug-04
Warrants	217,700	$2.88	15-Jun-04
Warrants	274,000	$1.70 & $2.04	5-Aug-05
Warrants	110,000	$1.76 & $2.11	15-Aug-05
Warrants	325,000	$2.00 & $2.40	6-Sep-05
Warrants	250,000	$2.05 & $2.46	13-Sep-05
Warrants	8,000	$2.10 & $2.52	10-Dec-04
Warrants	51,470	$2.20 & $2.64	14-Feb-05
Warrants	3,839,654	$2.30 & $3.00	29-Oct-05
Warrants	400,000	$5.55 & $6.65	30-Dec-05
Warrants	600,000	$5.55 & $6.65	30-Jan-06

Total outstanding warrants	6,727,321

B.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Agent’s Options	138,032	$1.95	29-Oct-05
Agent’s Options	11,360	$5.00	30-Jan-06

Total outstanding agent’s options	149,392

C.

Purpose of	Number
Authorization	Authorized	Price	Expiry
Options	20,000	$2.13	1-Sep-04
Options	442,000	$2.08	2-Mar-05
Options	302,000	$1.60	9-Apr-05
Options	23,760	$2.00	9-Apr-05
Options	25,000	$2.04	9-Apr-05
Options	90,000	$2.04	9-Apr-05
Options	73,760	$2.11	9-Apr-05
Options	20,000	$2.08	18-Apr-05
Options	45,000	$2.08	20-Jul-05
Options	170,000	$2.46	15-Dec-05
Options	175,000	$3.83	15-Dec-05
Options	50,000	$5.02	31-Dec-05
Options	140,000	$5.02	9-Jan-06
Options	60,000	$2.18	7-Jun-06
Options	30,000	$5.02	31-Dec-06
Options	60,000	$2.00	14-Jan-07
Options	1,056,613	$1.82	22-Dec-07
Options	180,000	$2.46	6-Oct-08
Options	1,535,000	$3.83	31-Oct-08
Options	130,000	$5.02	9-Jan-09
Options	50,000	$5.53	23-Feb-09

Total outstanding stock options	4,678,133

COPY
DEBENTURE
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004.
THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD OR CONVERTED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE DEFINED BY REGULATION S UNDER THE 1933 ACT.
THIS DEBENTURE, dated for reference June 14, 2004 is made
BETWEEN:
UOB CAPITAL INVESTMENTS PTE LTD 80 Raffles Place, UOB Plaza 2 #30-20, Singapore 048624
(“Investor”)
OF THE FIRST PART
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS the Investor has provided financing to the Subsidiary in the principal sum of $1,500,000 pursuant to a subscription agreement among the Investor, the Company and the Subsidiary dated May 18, 2004;
AND WHEREAS the Subsidiary is wholly owned by the Company;

NOW THEREFORE THIS DEBENTURE WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
1	DEFINITIONS
Where used in this Debenture, the following words and phrases have the following meanings:
(a)	“Advanced Funds” means $1,500,000 advanced by the Investor to the Subsidiary pursuant to the Subscription Agreement,

(b)	“Debenture” means this Debenture and the schedules hereto, as at any time amended or modified and in effect,

(c)	“Business Day” means any day other than a Saturday or a Sunday on which Canadian chartered banks are open for business in Vancouver, British Columbia,

(d)	“Closing Date” means June 14, 2004,

(e)	“Common Shares” means the common shares in the capital of the Company as constituted as of the date hereof,

(f)	“Companies” means the Company and the Subsidiary,

(g)
“Conversion Price” means the price at which the Advanced Funds may be converted into Common Shares, being Cdn$5.00 per Common Share, subject to adjustment on the occurrence of certain events specified in Part 6 of this Debenture. For the purposes hereof, Advanced Funds shall be deemed to be converted from US currency into Canadian currency at the rate of US$1.00 = Cdn$1.3866,

(h)
“Current Market Price” at any date for Common Shares means the closing price per Common Share on the Exchange for that day (provided that if on that day no Closing Price per share is reported by the Exchange as there were no trades that day, the average of the reported closing bid and asked prices on the Exchange on such day will be deemed to be the closing price per share for such day),

(i)	“Event of Default” means any event specified in section 5.1,

(j)
“Exchange” means The Toronto Stock Exchange, so long as the common shares of the Company are listed on The Toronto Stock Exchange. If the common shares are not listed on either The Toronto Stock Exchange, it means whatever stock exchange, stock market or over the counter system on which the common shares of the Company trade in the greatest volume or, if such common shares are not traded on any over-the-counter market or stock exchange, then the current market value thereof, as it may be determined by the directors of the Company,

(k)	“Issue Date” means June 14, 2004,

(l)	“Maturity Date” means June 15, 2009,

(m)	“NMLP” means Nanning Maple Leaf Pharmaceutical Co. Ltd., a limited liability company under the laws of China and a subsidiary of the Company,

(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004,

(o)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company,

(p)	“Trading Day” with respect to the Exchange means a day on which such exchange is open for the transaction of business; and

(q)	“UOB Debentures” means this Debenture and the debentures issued to each of UOB Venture (Shenzhen) Limited and UOB Venture Technology Investments Ltd by the Companies dated for reference June 14, 2004.
2	INTERPRETATION

2.1	Governing Law
This agreement is governed by the laws of the Province of British Columbia and the parties attorn to the nonexclusive jurisdiction of the courts of British Columbia for the resolution of all disputes under this Debenture.
2.2	Severability
If any one or more of the provisions contained in this Debenture is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
2.3	Parties In Interest
This Debenture enures to the benefit of and is binding on the parties hereto and their respective successors and permitted assigns.
2.4	Headings and Marginal References
The division of this Debenture into parts, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Debenture.
2.5	Currency
Unless otherwise indicated, all statements of, or references to, dollar amounts in this Debenture refer to lawful currency of the United States.
2.6	Accounting Principles
Unless otherwise specified in this Debenture, all accounting terminology and calculations shall be made in accordance with Canadian generally accepted accounting principles, consistently applied, and all accounting calculations shall be made on a consolidated basis.
3	THE ADVANCED FUNDS

3.1	Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date. Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date.

3.2	Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3	Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4	Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full.
3.5	Reimbursement of Interest
In the event that there are any taxes imposed on the Investor in respect of interest accrued or paid on the Advanced Funds during the first 12 months following the Issue Date, the Subsidiary shall reimburse the Investor for all such taxes, provided that the maximum aggregate amount of reimbursement under all UOB Debentures shall be limited to 15% of the interest paid on all UOB Debentures. The reimbursement shall be paid by the Subsidiary in United States currency within 14 Business Days of receipt by the Subsidiary of a letter from the Investor (or its manager) certifying the tax rate on the interest paid or due during the applicable period, together with a calculation of the amount of tax payable.
4	COVENANTS OF THE BORROWER

4.1	Positive Covenants
The Subsidiary and the Company covenant and agree with the Investor that, at all times during the currency of this Debenture:
(a)	the Subsidiary will pay the principal sum, interest and all other monies required to be paid to the Investor pursuant to this Debenture in the manner set forth herein,

(b)	each of the Companies will duly observe and perform each and every of its covenants and agreements set forth in this Debenture and the Subscription Agreement,

(c)	each of the Companies will forthwith upon becoming aware of the occurrence of an Event of Default, provide the Investor with immediate notice thereof,

(d)
they will pay on demand any and all reasonable costs, charges and expenses, including any legal costs incurred by the Investor on the basis as between a solicitor and his own client, of and incidental to:

(i)	any matter which either of the Companies asks the Investor to consider in connection with this Debenture after the grant of this Debenture,

(ii)	the Investor’s performance of any covenant in this Debenture,

(iii)	any default by either of the Companies, and

(iv)	any steps or proceedings taken under this Debenture or otherwise by reason of non-payment or procuring payment of the monies payable under this Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Investor incurring or being charged the same,
(e)
the Subsidiary will pay all reasonable expenses of any nominee of the Investor appointed or elected to the board of directors of NMLP reasonably incurred in attending at meetings of the board of directors or any committees thereof, provided NMLP fails to otherwise pay such expenses,

(f)
in the event the Investor elects at any time not to have a nominee on the board of directors of NMLP, the Company shall cause NMLP to give notice to the Investor of all meetings of the board of directors of NMLP to permit a representative of the Investor to attend any Board meetings of NMLP as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Investor’s nominee on the board of directors of NMLP,

(g)
they will, if so requested by the Investor, take all necessary steps to indemnify the Investor’s nominee director in accordance with the provisions of the laws of China and the constating documents of NMLP,

(h)
they will, mail quarterly unaudited consolidated financial statements of the Company and quarterly unaudited financial statements of each of the Subsidiary and NMLP to the Investor within 45 days after the end of each fiscal quarter,

(i)
they will, mail annual audited consolidated financial statements of the Company and annual audited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days of the end of each fiscal year,

(j)	they will, mail copies of all reports, financial statements and any other documents sent to the Company’s shareholders to the Investor on a timely basis,

(k)	they will, mail a copy of the annual budget, together with management’s discussion and analysis for NMLP, within 15 days of approval by the board of directors of NMLP,

(l)	they will, provide any other financial information relating to the Companies and NMLP reasonably requested by the Investor,

(m)
they will promptly inform the Investor of the full particulars if a material change (actual, anticipated or threatened) or any change in a material fact occurs in the affairs of the Company or any of its subsidiaries,

(n)	each of the Companies and NMLP will maintain proper records and books of account,

(o)	each of the Companies and NMLP will maintain its corporate existence,

(p)
the Company and each of its subsidiaries will, keep in good standing all requisite licences, approvals, consents and authorizations necessary to enable the Company and its subsidiaries to conduct operations,

(q)	they will promptly provide the Investor with written notice of material litigation, and

(r)	the Subsidiary will apply the Advanced Funds to general working capital for the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia.
4.2	Negative Covenants
The Company covenants and agrees with the Investor that, at all times during the currency of this Debenture, unless it has received the prior written consent of the Investor to do so (such consent to be in the Investor’s sole and unfettered discretion but not to be unreasonably withheld), it will not:
(a)	permit the Subsidiary or NMLP to issue any securities, other than to the Company,

(b)	permit the Subsidiary or NMLP to borrow any money for a term of more than 12 months,

(c)	and will not permit the Subsidiary or NMLP to sell, lease, assign, transfer or otherwise dispose of all or substantially all of its assets,

(d)	and will not permit the Subsidiary or NMLP to redeem or repurchase shares, pay or declare dividends (or any other return of capital),

(e)	and will not permit any subsidiary to utilize any Advanced Funds to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders,

(f)	and will not permit the Subsidiary or NMLP to guarantee debt, except for the debt of its subsidiaries,

(g)	and will not permit the Subsidiary or NMLP to enter into any corporate reorganization or amalgamation,

(h)
and will not permit the Subsidiary or NMLP to, enter into any partnership, joint venture or similar agreement or arrangement, other than in the ordinary course of business or in connection with a corporate reorganization,

(i)
and will not permit any subsidiary to, dispose of or allow to lapse any intellectual property rights necessary to enable the Company and its subsidiaries to conduct operations, other than in the ordinary course of business or in connection with a corporate reorganization,

(j)	and will not permit the Subsidiary or NMLP to, grant a security interest in its assets, other than in the ordinary course of business,

(k)	and will not permit the Subsidiary or NMLP to, amend its constating documents, or

(l)	allow any of the outstanding securities of the Subsidiary or NMLP to be pledged or transferred.

5	EVENT OF DEFAULT

5.1	Definition of Event of Default
The principal balance of the Advanced Funds, costs and any other money owing to the Investor under this Debenture will immediately become payable unless otherwise waived in writing by the Investor, in any of the following events (each an “Event of Default”):
(a)	if the Subsidiary fails to pay within ten days of the due date thereof any payments due under this Debenture,

(b)
subject to the ten day grace period with respect to payments described in subsection 5.1 (a) hereof, if the Subsidiary or Company fails to observe or perform any of the covenants in this Debenture or the Subscription Agreement on its part to be observed and performed,

(c)
if the present nominee of the Investor on the board of directors of NMLP ceases to be a director of NMLP for any reason and a replacement nominee of the Investor acceptable to the Company, acting reasonably, is not appointed or elected to the board of directors of NMLP within 30 days if the Investor so requests,

(d)	if the board of directors of NMLP fails to meet (either in person or by telephone) at least two times each fiscal year,

(e)
if there is a change in the majority shareholding of the Subsidiary or NMLP, and for greater certainty there shall be deemed to be no change in the majority shareholding of an entity if the indirect ownership of such entity remains unchanged,

(f)
if the board of directors of the Subsidiary or NMLP, subject to any restrictions contained in this Debenture or the Subscription Agreement fails in each fiscal year to approve a budget for the forthcoming fiscal year,

(g)	if there is any breach, default or event of default under the Subscription Agreement or this Debenture,

(h)	if there is a sale of substantially all of the assets or business of the Company, the Subsidiary or NMLP, or

(i)	if any of the representations and warranties in the Subscription Agreement are or become not true.
5.2	Rights and Remedies of the Investor
Upon the occurrence of an Event of Default and at any time thereafter, the Investor may exercise any or all rights and remedies available to the Investor whether available under this Debenture or available at law or in equity.
5.3	Overdue Payments
In addition to and without restricting the Investor’s other rights or remedies under this Debenture or available at law or in equity, in the event of an Event of Default under section 5.1(a) with respect to the non-payment of interest, the Subsidiary shall pay to the Investor an additional amount equal to 2% per month (24% per year) of the overdue interest amount until the overdue interest amount is paid full, unless the Investor waives the payment of any such amount. The additional amount shall be payable on demand in cash, or at the election of the Investor, in fully paid non-assessable Common Shares in the capital of the Company. If the Investor elects to be paid in Common Shares in the capital of the Company, the additional amount together with accrued and unpaid interest shall be converted into Common Shares at the lowest conversion price as is then acceptable to the Exchange and the Company agrees to use all reasonable commercial efforts to obtain the approval of such conversion price from the Exchange upon being notified by the Investor of such election.

6	CONVERSION OF THE ADVANCED FUNDS

6.1	Conversion at Investor’s Option
At the option of the Investor, at any time or times, whether before or after the occurrence of a Event of Default, the principal balance of the Advanced Funds may be converted in whole or in part into fully-paid and non-assessable Common Shares in the capital of the Company at the Conversion Price. Any partial conversion of the Advanced Funds shall be in multiples of $25,000. The Investor shall advise the Company by notice in writing in the form attached as Appendix I of the principal amount that it wishes to convert (“Conversion Notice”) and the date of such conversion shall be the date of the Conversion Notice. In the case of a conversion of less than all of the principal amount outstanding of the Advanced Funds, the Companies shall deliver to the Investor, against receipt of this Debenture for cancellation, a replacement debenture in the same form as this Debenture in respect of the principal balance of the Advanced Funds remaining outstanding.
6.2	Automatic Conversion
In the event that the Current Market Price on ten consecutive Trading Days is at least equal to 1.5 times the then applicable Conversion Price, the Company may deliver written notice to the Investor specifying the date of conversion (“Conversion Notice”). On the specified date of conversion the principal balance of the Advanced Funds outstanding will be automatically converted into Common Shares at the then applicable Conversion Price. Upon receipt of the Conversion Notice the Investor will send the Debenture to the Company for cancellation.
6.3	Process on Giving Notice of Conversion
Upon the Company or the Investor, as the case may be, giving a Conversion Notice as described in sections 6.1 or 6.2, and subject to section 6.7, the Investor shall be entitled to be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares into which such portion of the Advanced Funds then outstanding has been converted and, within seven business days of the date of the Conversion Notice, the Company shall deliver to the Investor a certificate or certificates representing the Investor’s holdings of the Common Shares. Any interest accruing to the date of conversion on the portion of the Advanced Funds shall be paid by the Subsidiary to the Investor forthwith after the giving of the Conversion Notice.
6.4	Adjustment of Conversion Price
(a)
The Conversion Price (and the number of Common Shares issuable upon exercise of the conversion rights and obligations set forth in sections 6.1 and 6.2) is subject to adjustment from time to time in the events and in the manner provided as follows:

(b)
If and whenever at any time after the date hereof and prior to the repayment of the Advanced Funds and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Company:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
If and whenever at any time after the date, hereof and prior to the Expiry Date, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where
(c)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 6.4 called the “Rights Period”), and

(d)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 6.4 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:
(e)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number determined by dividing the product of the Per Share Cost and:
A.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering, and
(f)	the denominator of which is
(i)	in the case described in subparagraph (e)(ii)(A), the number of Common Shares outstanding, or

(ii)	in the case described in subparagraph (e)(ii)(B), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (e)(ii)(B) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If pursuant to section 6.1 the Investor has given notice to convert or if pursuant to section 6.2 the Company has requested the Investor to convert during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period the Investor will, in addition to the Common Shares to which it is otherwise entitled upon such conversion in accordance with sections 6.1 and 6.2, be entitled to that number of additional Common Shares which, when added to the number of Common Shares to which that holder is entitled upon such conversion, equals the number of Common Shares to which the Investor would have been entitled on exercise if the conversion notice had been given after the adjustment of the Conversion Price immediately after the end of the Rights Period. Such additional Common Shares will be deemed to have been issued to the Investor immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such holder within ten Business Days following the end of the Rights Period.
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:
(g)	shares of the Company of any class other than Common Shares,

(h)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price),

(i)	evidences of indebtedness, or

(j)	any property or other assets

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price effect on such record date by a fraction:
(k)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(ii)
the amount by which the aggregate fair market value (as determined by action by the directors of the Company) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value (as determined by action of the directors of the Company) of the consideration, if any, received therefor by the Company, and

(1)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Investor will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6.4 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 6.4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Company will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
If and whenever at any time after the date hereof and prior to the Expiry Date any adjustment in the Conversion Price occurs as a result of
(m)	a Common Share Reorganization,

(n)	the fixing by the Company of a record date for a Rights Offering, or

(o)
the fixing by the Company of a record date for the issue or distribution to the holders of all or substantially all its outstanding Common Shares of (A) Common Shares, (B) securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date or (C) rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date, then the number of Common Shares issuable upon conversion will be adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares theretofore issuable on the exercise thereof immediately prior to such adjustment by a fraction the numerator of which is the Conversion Price in effect immediately prior to such adjustment and the denominator of which is the Conversion Price resulting from such adjustment.

To the extent that any adjustment in subscription rights occurs pursuant to this section 6.4 as a result of a distribution of exchangeable or convertible securities, rights, options or warrants, or as a result of the fixing by the Company of a record date for the distribution of any such securities, the number of Common Shares issuable upon conversion will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be issuable or purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
6.5	Additional Adjustments
If by the terms of the rights, options or warrants referred to in section 6.4, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of
(a)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(b)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.
To the extent that any adjustment in the Conversion Price occurs pursuant to section 6.4 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants, the Conversion Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price and no adjustment will be made in the number of Common Shares issuable upon conversion unless it would result in a change of at least one one-hundredth of a Common Share, provided, however,’ that any adjustments which, except for the provisions of this section, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
If at any time a dispute arises with respect to adjustments provided for in section 6.4, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination will be binding upon the Company and the Investor and the Company will provide such auditors or accountants with access to all necessary records of the Company.
If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act only then no adjustment in the Conversion Price or the number of Common Shares issuable upon conversion will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
As a condition precedent to the taking of any action which would require any adjustment in respect of conversion, including the Conversion Price and the number of class of shares or other securities which are to be received upon conversion, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Investor are entitled to receive on conversion in accordance with the provisions thereof.
6.6	Acknowledgement
The investor acknowledges that this Debenture and any Common Shares which may be issued on the conversion of this Debenture have not been registered under the United States Securities Act of 1993, as amended (the “1933 Act”) or the securities laws of any state of the United States and this Debentures may not be transferred to or converted in the United States or by or on behalf of any U.S. Person unless such securities are registered under the 1933 Act and applicable State securities laws or unless an exemption from registration is available.
6.7	Bonus
If during the first 12 months following the Issue Date a Conversion Notice is issued in accordance with this Debenture with respect to the conversion of part or all of the principal balance of the Advanced Funds, then the Company shall deliver to the Investor that number of Common Shares as is equal to 104% of the number of Common Shares issuable on the conversion as otherwise calculated in accordance with the provisions of this Debenture and the provisions of section 6.3 shall apply mutatis mutandis. Any fractions of a share resulting shall be rounded up to the next whole number.
7	GENERAL

7.1	Rank
This Debenture shall rank pari passu with all other debentures issued by the Companies on June 14, 2004.
7.2	Waiver or Modification
No failure on the part of the Investor in exercising any power or right hereunder will operate as a waiver of that power or right nor will any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Debenture or consent to any departure by the Subsidiary or the Company therefrom will be effective unless it is in writing signed by the Investor. No notice to or demand on the Subsidiary or the Company will entitle the Subsidiary or the Company to any other further notice or demand in similar or other circumstances unless specifically provided for in this Debenture.

7.3	Borrower’s Waivers
The Companies hereby waive demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.
7.4	Time
Time is of the essence of this Debenture.
7.5	Further Assurances
The parties to this Debenture will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and filings as may be reasonably required for the purpose of giving effect to this Debenture.
7.6	Assignment
Neither the Investor nor the Companies may assign this Debenture or its interest herein or any part hereof except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, provided that the Investor shall be permitted to assign this Debenture and its interest hereunder to any affiliate as such term is defined in the Canada Business Corporations Act, as amended from time to time, without the consent of the Companies.
8	NOTICES
8.1 Any notice under this Debenture will be given in writing and may be sent by fax or may be delivered or mailed by prepaid post addressed to the party to which notice is to be given at the following address:

If to the Investor:

UOB CAPITAL INVESTMENTS PTE LTD
80 Raffles Place, UOB Plaza 2 #30-20
Singapore 048624

Attention: Terence Ong Sea Eng
Fax: 011-65-6538-2569

If to the Subsidiary:

WEX MEDICAL LIMITED
Unit A, 34/F, Manulife Tower,
169 Electric Road, North Point,
Hong Kong

Attention: Grace Leong
Fax: 011-582-2897-1966

If to the Company:

INTERNATIONAL WEX TECHNOLOGIES INC.
#2000 - 700 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Attention: Donna Shum
Fax: 604-683-8868
8.2 If notice is sent by fax or is delivered, it will be deemed to have been given at the time of transmission or delivery.
8.3 If notice is mailed, it will be deemed to have been received seven days following the date of mailing of the notice.
8.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or before the time a notice is mailed the notice will be sent by fax or will be delivered.
9	AMENDMENTS
This Debenture may be amended, waived, discharged or terminated only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.
IN WITNESS WHEREOF the Investor and the Companies have executed and delivered this Debenture.

INTERNATIONAL WEX TECHNOLOGIES INC.

Per:	”John Olthoff”

	Authorized Signatory	COPY

WEX MEDICAL LIMITED

Per:	”Frank Shum”

Authorized Signatory

APPENDIX I
CONVERSION NOTICE
ALL SHARE CERTIFICATES ISSUED PRIOR TO OCTOBER 15, 2004 MUST HAVE IMPRINTED ON THEIR FACE THE FOLLOWING:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004”
The undersigned holder of the within Debenture, hereby subscribes for                      common shares of International Wex Technologies Inc. (“Wex”) in conversion of US$                     of the Advanced Amount                      at a conversion price of Cdn$                     per common share in accordance with the conversion referred to in Part 6 of the Debenture according to the conditions thereof.
The undersigned hereby certifies that the undersigned is the original purchaser of the Debenture or a transferee with the consent of Wex, and (i) is not (and is not exercising the Debenture for the account or benefit of) a “U.S. Person” or a person in the United States, (ii) did not execute or deliver this Conversion Notice in the United States and (iii) has in all other aspects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “1933 Act”) or any successor rule or regulation of the United States Securities and Exchange Commission in effect.
DATED at                                         , this                      day of                                          , 200_____.

Name of Debenture Holder

Authorized Signatory

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

COPY
DEBENTURE
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004.
THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS DEBENTURE AND THE COMMON SHARES INTO WHICH IT MAY BE CONVERTED MAY NOT BE SOLD OR CONVERTED IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS IT HAS BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE DEFINED BY REGULATION S UNDER THE 1933 ACT.
THIS DEBENTURE, dated for reference June 14, 2004 is made
BETWEEN:
UOB VENTURE (SHENZHEN) LIMITED 608, St James Court, St Denis Street, Port Louis, Mauritius
(“Investor”)
OF THE FIRST PART
AND:
INTERNATIONAL WEX TECHNOLOGIES INC., a corporation formed under the Canada Business Corporations Act and having an office at 2000, 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4
(the “Company”)
OF THE SECOND PART
AND:
WEX MEDICAL LIMITED, a corporation formed under the laws of Hong Kong and having an office at Unit A, 34/F, Manulife Tower, 169 Electric Road, North Point, Hong Kong
(the “Subsidiary”)
OF THE THIRD PART
WHEREAS the Investor has provided financing to the Subsidiary in the principal sum of $2,100,000 pursuant to a subscription agreement among the Investor, the Company and the Subsidiary dated May 18, 2004;
AND WHEREAS the Subsidiary is wholly owned by the Company;

NOW THEREFORE THIS DEBENTURE WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
1	DEFINITIONS
Where used in this Debenture, the following words and phrases have the following meanings:
(a)	“Advanced Funds” means $2,100,000 advanced by the Investor to the Subsidiary pursuant to the Subscription Agreement,

(b)	“Debenture” means this Debenture and the schedules hereto, as at any time amended or modified and in effect,

(c)	“Business Day” means any day other than a Saturday or a Sunday on which Canadian chartered banks are open for business in Vancouver, British Columbia,

(d)	“Closing Date” means June 14, 2004,

(e)	“Common Shares” means the common shares in the capital of the Company as constituted as of the date hereof,

(f)	“Companies” means the Company and the Subsidiary,

(g)
“Conversion Price” means the price at which the Advanced Funds may be converted into Common Shares, being Cdn$5.00 per Common Share, subject to adjustment on the occurrence of certain events specified in Part 6 of this Debenture. For the purposes hereof, Advanced Funds shall be deemed to be converted from US currency into Canadian currency at the rate of US$1.00 = Cdn$1.3866,

(h)
“Current Market Price” at any date for Common Shares means the closing price per Common Share on the Exchange for that day (provided that if on that day no Closing Price per share is reported by the Exchange as there were no trades that day, the average of the reported closing bid and asked prices on the Exchange on such day will be deemed to be the closing price per share for such day),

(i)	“Event of Default” means any event specified in section 5.1,

(j)
“Exchange” means The Toronto Stock Exchange, so long as the common shares of the Company are listed on The Toronto Stock Exchange. If the common shares are not listed on either The Toronto Stock Exchange, it means whatever stock exchange, stock market or over the counter system on which the common shares of the Company trade in the greatest volume or, if such common shares are not traded on any over-the-counter market or stock exchange, then the current market value thereof, as it may be determined by the directors of the Company,

(k)	“Issue Date” means June 14, 2004,

(l)	“Maturity Date” means June 15, 2009,

(m)	“NMLP” means Nanning Maple Leaf Pharmaceutical Co. Ltd., a limited liability company under the laws of China and a subsidiary of the Company,

(n)	“Subscription Agreement” means the subscription agreement among the Investor, the Subsidiary and the Company dated May 18, 2004,

(o)	“subsidiary” includes all companies that are directly or indirectly controlled by the Company,

(p)	“Trading Day” with respect to the Exchange means a day on which such exchange is open for the transaction of business; and

(q)
“UOB Debentures” means this Debenture and the debentures issued to each of UOB Capital Investments Pte Ltd and UOB Venture Technology Investments Ltd by the Companies dated for reference June 14, 2004.

2	INTERPRETATION
2.1	Governing Law
This agreement is governed by the laws of the Province of British Columbia and the parties attorn to the nonexclusive jurisdiction of the courts of British Columbia for the resolution of all disputes under this Debenture.
2.2	Severability
If any one or more of the provisions contained in this Debenture is found to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.
2.3	Parties In Interest
This Debenture enures to the benefit of and is binding on the parties hereto and their respective successors and permitted assigns.
2.4	Headings and Marginal References
The division of this Debenture into parts, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Debenture.
2.5	Currency
Unless otherwise indicated, all statements of, or references to, dollar amounts in this Debenture refer to lawful currency of the United States.
2.6	Accounting Principles
Unless otherwise specified in this Debenture, all accounting terminology and calculations shall be made in accordance with Canadian generally accepted accounting principles, consistently applied, and all accounting calculations shall be made on a consolidated basis.
3	THE ADVANCED FUNDS
3.1	Repayment of the Advanced Funds
The Subsidiary promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date. Notwithstanding any other provision of this Debenture, in the event that the Subsidiary fails to repay the Advanced Funds in accordance with the foregoing, the Company promises to pay to the Investor the Advanced Funds outstanding, less any amount already repaid by the Subsidiary to the Investor or converted into Common Shares in accordance with this Debenture, (together with accrued and unpaid interest) on or before the Maturity Date.

3.2	Evidence of Advanced Funds
The indebtedness of the Subsidiary to the Investor in respect of the Advanced Funds outstanding will be evidenced by this Debenture.
3.3	Interest
The Subsidiary will pay interest to the Investor both before as well as after default and maturity on the Advanced Funds from the date of disbursement, at the rate of 5.5% per annum calculated semi-annually not in advance and payable semi-annually. Interest will be paid in United States currency.
3.4	Timing of Interest Payments
The first semi-annual interest payment will be due and payable on the first day of October, 2004 and thereafter interest payments will be due and payable on the first day of each April and October (unless that day is not a Business Day in which case the payment will be made on the Business Day immediately preceding it) until all principal and interest has been repaid in full.
3.5	Reimbursement of Interest
In the event that there are any taxes imposed on the Investor in respect of interest accrued or paid on the Advanced Funds during the first 12 months following the Issue Date, the Subsidiary shall reimburse the Investor for all such taxes, provided that the maximum aggregate amount of reimbursement under all UOB Debentures shall be limited to 15% of the interest paid on all UOB Debentures. The reimbursement shall be paid by the Subsidiary in United States currency within 14 Business Days of receipt by the Subsidiary of a letter from the Investor (or its manager) certifying the tax rate on the interest paid or due during the applicable period, together with a calculation of the amount of tax payable.
4	COVENANTS OF THE BORROWER
4.1	Positive Covenants
The Subsidiary and the Company covenant and agree with the Investor that, at all times during the currency of this Debenture:
(a)	the Subsidiary will pay the principal sum, interest and all other monies required to be paid to the Investor pursuant to this Debenture in the manner set forth herein,

(b)	each of the Companies will duly observe and perform each and every of its covenants and agreements set forth in this Debenture and the Subscription Agreement,

(c)	each of the Companies will forthwith upon becoming aware of the occurrence of an Event of Default, provide the Investor with immediate notice thereof,

(d)
they will pay on demand any and all reasonable costs, charges and expenses, including any legal costs incurred by the Investor on the basis as between a solicitor and his own client, of and incidental to:

(i)	any matter which either of the Companies asks the Investor to consider in connection with this Debenture after the grant of this Debenture,

(ii)	the Investor’s performance of any covenant in this Debenture,

(iii)	any default by either of the Companies, and

(iv)	any steps or proceedings taken under this Debenture or otherwise by reason of non-payment or procuring payment of the monies payable under this Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Investor incurring or being charged the same,
(e)
the Subsidiary will pay all reasonable expenses of any nominee of the Investor appointed or elected to the board of directors of NMLP reasonably incurred in attending at meetings of the board of directors or any committees thereof, provided NMLP fails to otherwise pay such expenses,

(f)
in the event the Investor elects at any time not to have a nominee on the board of directors of NMLP, the Company shall cause NMLP to give notice to the Investor of all meetings of the board of directors of NMLP to permit a representative of the Investor to attend any Board meetings of NMLP as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Investor’s nominee on the board of directors of NMLP,

(g)
they will, if so requested by the Investor, take all necessary steps to indemnify the Investor’s nominee director in accordance with the provisions of the laws of China and the constating documents of NMLP,

(h)
they will, mail quarterly unaudited consolidated financial statements of the Company and quarterly unaudited financial statements of each of the Subsidiary and NMLP to the Investor within 45 days after the end of each fiscal quarter,

(i)
they will, mail annual audited consolidated financial statements of the Company and annual audited financial statements of each of the Subsidiary and NMLP to the Investor within 90 days of the end of each fiscal year,

(j)	they will, mail copies of all reports, financial statements and any other documents sent to the Company’s shareholders to the Investor on a timely basis,

(k)	they will, mail a copy of the annual budget, together with management’s discussion and analysis for NMLP, within 15 days of approval by the board of directors of NMLP,

(l)	they will, provide any other financial information relating to the Companies and NMLP reasonably requested by the Investor,

(m)
they will promptly inform the Investor of the full particulars if a material change (actual, anticipated or threatened) or any change in a material fact occurs in the affairs of the Company or any of its subsidiaries,

(n)	each of the Companies and NMLP will maintain proper records and books of account,

(o)	each of the Companies and NMLP will maintain its corporate existence,

(p)
the Company and each of its subsidiaries will, keep in good standing all requisite licences, approvals, consents and authorizations necessary to enable the Company and its subsidiaries to conduct operations,

(q)	they will promptly provide the Investor with written notice of material litigation, and

(r)	the Subsidiary will apply the Advanced Funds to general working capital for the Subsidiary and to advance the interests of the Subsidiary and its affiliates in Asia.
4.2	Negative Covenants
The Company covenants and agrees with the Investor that, at all times during the currency of this Debenture, unless it has received the prior written consent of the Investor to do so (such consent to be in the Investor’s sole and unfettered discretion but not to be unreasonably withheld), it will not:
(a)	permit the Subsidiary or NMLP to issue any securities, other than to the Company,

(b)	permit the Subsidiary or NMLP to borrow any money for a term of more than 12 months,

(c)	and will not permit the Subsidiary or NMLP to sell, lease, assign, transfer or otherwise dispose of all or substantially all of its assets,

(d)	and will not permit the Subsidiary or NMLP to redeem or repurchase shares, pay or declare dividends (or any other return of capital),

(e)	and will not permit any subsidiary to utilize any Advanced Funds to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders,

(f)	and will not permit the Subsidiary or NMLP to guarantee debt, except for the debt of its subsidiaries,

(g)	and will not permit the Subsidiary or NMLP to enter into any corporate reorganization or amalgamation,

(h)
and will not permit the Subsidiary or NMLP to, enter into any partnership, joint venture or similar agreement or arrangement, other than in the ordinary course of business or in connection with a corporate reorganization,

(i)
and will not permit any subsidiary to, dispose of or allow to lapse any intellectual property rights necessary to enable the Company and its subsidiaries to conduct operations, other than in the ordinary course of business or in connection with a corporate reorganization,

(j)	and will not permit the Subsidiary or NMLP to, grant a security interest in its assets, other than in the ordinary course of business,

(k)	and will not permit the Subsidiary or NMLP to, amend its constating documents, or

(l)	allow any of the outstanding securities of the Subsidiary or NMLP to be pledged or transferred.

5	EVENT OF DEFAULT
5.1	Definition of Event of Default
The principal balance of the Advanced Funds, costs and any other money owing to the Investor under this Debenture will immediately become payable unless otherwise waived in writing by the Investor, in any of the following events (each an “Event of Default”):
(a)	if the Subsidiary fails to pay within ten days of the due date thereof any payments due under this Debenture,

(b)
subject to the ten day grace period with respect to payments described in subsection 5.1 (a) hereof, if the Subsidiary or Company fails to observe or perform any of the covenants in this Debenture or the Subscription Agreement on its part to be observed and performed,

(c)
if the present nominee of the Investor on the board of directors of NMLP ceases to be a director of NMLP for any reason and a replacement nominee of the Investor acceptable to the Company, acting reasonably, is not appointed or elected to the board of directors of NMLP within 30 days if the Investor so requests,

(d)	if the board of directors of NMLP fails to meet (either in person or by telephone) at least two times each fiscal year,

(e)
if there is a change in the majority shareholding of the Subsidiary or NMLP, and for greater certainty there shall be deemed to be no change in the majority shareholding of an entity if the indirect ownership of such entity remains unchanged,

(f)
if the board of directors of the Subsidiary or NMLP, subject to any restrictions contained in this Debenture or the Subscription Agreement fails in each fiscal year to approve a budget for the forthcoming fiscal year,

(g)	if there is any breach, default or event of default under the Subscription Agreement or this Debenture,

(h)	if there is a sale of substantially all of the assets or business of the Company, the Subsidiary or NMLP, or

(i)	if any of the representations and warranties in the Subscription Agreement are or become not true.
5.2	Rights and Remedies of the Investor
Upon the occurrence of an Event of Default and at any time thereafter, the Investor may exercise any or all rights and remedies available to the Investor whether available under this Debenture or available at law or in equity.
5.3	Overdue Payments
In addition to and without restricting the Investor’s other rights or remedies under this Debenture or available at law or in equity, in the event of an Event of Default under section 5.1(a) with respect to the non-payment of interest, the Subsidiary shall pay to the Investor an additional amount equal to 2% per month (24% per year) of the overdue interest amount until the overdue interest amount is paid full, unless the Investor waives the payment of any such amount. The additional amount shall be payable on demand in cash, or at the election of the Investor, in fully paid non-assessable Common Shares in the capital of the Company. If the Investor elects to be paid in Common Shares in the capital of the Company, the additional amount together with accrued and unpaid interest shall be converted into Common Shares at the lowest conversion price as is then acceptable to the Exchange and the Company agrees to use all reasonable commercial efforts to obtain the approval of such conversion price from the Exchange upon being notified by the Investor of such election.

6	CONVERSION OF THE ADVANCED FUNDS
6.1	Conversion at Investor’s_Option
At the option of the Investor, at any time or times, whether before or after the occurrence of a Event of Default, the principal balance of the Advanced Funds may be converted in whole or in part into fully-paid and non-assessable Common Shares in the capital of the Company at the Conversion Price. Any partial conversion of the Advanced Funds shall be in multiples of $25,000. The Investor shall advise the Company by notice in writing in the form attached as Appendix I of the principal amount that it wishes to convert (“Conversion Notice”) and the date of such conversion shall be the date of the Conversion Notice. In the case of a conversion of less than all of the principal amount outstanding of the Advanced Funds, the Companies shall deliver to the Investor, against receipt of this Debenture for cancellation, a replacement debenture in the same form as this Debenture in respect of the principal balance of the Advanced Funds remaining outstanding.
6.2	Automatic Conversion
In the event that the Current Market Price on ten consecutive Trading Days is at least equal to 1.5 times the then applicable Conversion Price, the Company may deliver written notice to the Investor specifying the date of conversion (“Conversion Notice”). On the specified date of conversion the principal balance of the Advanced Funds outstanding will be automatically converted into Common Shares at the then applicable Conversion Price. Upon receipt of the Conversion Notice the Investor will send the Debenture to the Company for cancellation.
6.3	Process on Giving Notice of Conversion
Upon the Company or the Investor, as the case may be, giving a Conversion Notice as described in sections 6.1 or 6.2, and subject to section 6.7, the Investor shall be entitled to be entered in the books of the Company as at the date of conversion as the holder of the number of Common Shares into which such portion of the Advanced Funds then outstanding has been converted and, within seven business days of the date of the Conversion Notice, the Company shall deliver to the Investor a certificate or certificates representing the Investor’s holdings of the Common Shares. Any interest accruing to the date of conversion on the portion of the Advanced Funds shall be paid by the Subsidiary to the Investor forthwith after the giving of the Conversion Notice.
6.4	Adjustment of Conversion Price
(a)
The Conversion Price (and the number of Common Shares issuable upon exercise of the conversion rights and obligations set forth in sections 6.1 and 6.2) is subject to adjustment from time to time in the events and in the manner provided as follows:

(b)
If and whenever at any time after the date hereof and prior to the repayment of the Advanced Funds and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Company:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
If and whenever at any time after the date, hereof and prior to the Expiry Date, the Company, fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where
(c)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 6.4 called the “Rights Period”), and

(d)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 6.4 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:
(e)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number determined by dividing the product of the Per Share Cost and:
A.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this paragraph (ii) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering, and
(f)	the denominator of which is
(i)	in the case described in subparagraph (e)(ii)(A), the number of Common Shares outstanding, or

(ii)	in the case described in subparagraph (e)(ii)(B), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (e)(ii)(B) had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If pursuant to section 6.1 the Investor has given notice to convert or if pursuant to section 6.2 the Company has requested the Investor to convert during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period the Investor will, in addition to the Common Shares to which it is otherwise entitled upon such conversion in accordance with sections 6.1 and 6.2, be entitled to that number of additional Common Shares which, when added to the number of Common Shares to which that holder is entitled upon such conversion, equals the number of Common Shares to which the Investor would have been entitled on exercise if the conversion notice had been given after the adjustment of the Conversion Price immediately after the end of the Rights Period. Such additional Common Shares will be deemed to have been issued to the Investor immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such holder within ten Business Days following the end of the Rights Period.
If and whenever at any time after the date hereof and prior to the Expiry Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:
(g)	shares of the Company of any class other than Common Shares,

(h)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price),

(i)	evidences of indebtedness, or

(j)	any property or other assets

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Conversion Price will be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price effect on such record date by a fraction:
(k)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(ii)
the amount by which the aggregate fair market value (as determined by action by the directors of the Company) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value (as determined by action of the directors of the Company) of the consideration, if any, received therefor by the Company, and

(l)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any subsidiary (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Investor will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 6.4 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 6.4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Company will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
If and whenever at any time after the date hereof and prior to the Expiry Date any adjustment in the Conversion Price occurs as a result of
(m)	a Common Share Reorganization,

(n)	the fixing by the Company of a record date for a Rights Offering, or

(o)
the fixing by the Company of a record date for the issue or distribution to the holders of all or substantially all its outstanding Common Shares of (A) Common Shares, (B) securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date or (C) rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at an exchange or conversion price per Common Share less than the Current Market Price on such record date, then the number of Common Shares issuable upon conversion will be adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares theretofore issuable on the exercise thereof immediately prior to such adjustment by a fraction the numerator of which is the Conversion Price in effect immediately prior to such adjustment and the denominator of which is the Conversion Price resulting from such adjustment.

To the extent that any adjustment in subscription rights occurs pursuant to this section 6.4 as a result of a distribution of exchangeable or convertible securities, rights, options or warrants, or as a result of the fixing by the Company of a record date for the distribution of any such securities, the number of Common Shares issuable upon conversion will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be issuable or purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
6.5	Additional Adjustments
If by the terms of the rights, options or warrants referred to in section 6.4, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of
(a)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(b)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.
To the extent that any adjustment in the Conversion Price occurs pursuant to section 6.4 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants, the Conversion Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.
No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price and no adjustment will be made in the number of Common Shares issuable upon conversion unless it would result in a change of at least one one-hundredth of a Common Share, provided, however,’ that any adjustments which, except for the provisions of this section, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.
If at any time a dispute arises with respect to adjustments provided for in section 6.4, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination will be binding upon the Company and the Investor and the Company will provide such auditors or accountants with access to all necessary records of the Company.
If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act only then no adjustment in the Conversion Price or the number of Common Shares issuable upon conversion will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
As a condition precedent to the taking of any action which would require any adjustment in respect of conversion, including the Conversion Price and the number of class of shares or other securities which are to be received upon conversion, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Investor are entitled to receive on conversion in accordance with the provisions thereof.
6.6	Acknowledgement
The investor acknowledges that this Debenture and any Common Shares which may be issued on the conversion of this Debenture have not been registered under the United States Securities Act of 1993, as amended (the “1933 Act”) or the securities laws of any state of the United States and this Debentures may not be transferred to or converted in the United States or by or on behalf of any U.S. Person unless such securities are registered under the 1933 Act and applicable State securities laws or unless an exemption from registration is available.
6.7	Bonus
If during the first 12 months following the Issue Date a Conversion Notice is issued in accordance with this Debenture with respect to the conversion of part or all of the principal balance of the Advanced Funds, then the Company shall deliver to the Investor that number of Common Shares as is equal to 104% of the number of Common Shares issuable on the conversion as otherwise calculated in accordance with the provisions of this Debenture and the provisions of section 6.3 shall apply mutatis mutandis. Any fractions of a share resulting shall be rounded up to the next whole number.
7	GENERAL
7.1	Rank
This Debenture shall rank pari passu with all other debentures issued by the Companies on June 14, 2004.
7.2	Waiver or Modification
No failure on the part of the Investor in exercising any power or right hereunder will operate as a waiver of that power or right nor will any single or partial exercise of such right or power preclude any other right or power hereunder. No amendment, modification or waiver of any condition of this Debenture or consent to any departure by the Subsidiary or the Company therefrom will be effective unless it is in writing signed by the Investor. No notice to or demand on the Subsidiary or the Company will entitle the Subsidiary or the Company to any other further notice or demand in similar or other circumstances unless specifically provided for in this Debenture.

7.3	Borrower’s Waivers
The Companies hereby waive demand and presentment for payment, notice of non-payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action.
7.4	Time
Time is of the essence of this Debenture.
7.5	Further Assurances
The parties to this Debenture will do, execute and deliver or will cause to be done, executed and delivered all such further acts, documents and filings as may be reasonably required for the purpose of giving effect to this Debenture.
7.6	Assignment
Neither the Investor nor the Companies may assign this Debenture or its interest herein or any part hereof except with the prior written consent of the other party hereto, such consent not to be unreasonably withheld, provided that the Investor shall be permitted to assign this Debenture and its interest hereunder to any affiliate as such term is defined in the Canada Business Corporations Act, as amended from time to time, without the consent of the Companies.
8	NOTICES
8.1 Any notice under this Debenture will be given in writing and may be sent by fax or may be delivered or mailed by prepaid post addressed to the party to which notice is to be given at the following address:
If to the Investor:
UOB VENTURE (SHENZHEN) LIMITED
608, St James Court,
St Denis Street, Port Louis, Mauritius
Attention: Terence Ong Sea Eng
Fax:          011-86-755-8290-4093
If to the Subsidiary:
WEX MEDICAL LIMITED
Unit A, 34/F, Manulife Tower,
169 Electric Road, North Point,
Hong Kong
Attention: Grace Leong
Fax:          011-582-2897-1966

If to the Company:
INTERNATIONAL WEX TECHNOLOGIES INC.
#2000 - 700 Hornby Street
Vancouver, British Columbia
V6Z 1S4
Attention: Donna Shum
Fax:          604-683-8868
8.2 If notice is sent by fax or is delivered, it will be deemed to have been given at the time of transmission or delivery.
8.3 If notice is mailed, it will be deemed to have been received seven days following the date of mailing of the notice.
8.4 If there is an interruption in normal mail service due to strike, labour unrest or other cause at or before the time a notice is mailed the notice will be sent by fax or will be delivered.
9	AMENDMENTS
This Debenture may be amended, waived, discharged or terminated only by instrument in writing signed by the party against whom enforcement of the amendment, waiver, discharge or termination is sought.
IN WITNESS WHEREOF the Investor and the Companies have executed and delivered this Debenture.
INTERNATIONAL WEX TECHNOLOGIES INC.

Per:	”John Olthoff” Authorized Signatory	COPY

WEX MEDICAL LIMITED

Per:	”Frank Shum” Authorized Signatory

APPENDIX I
CONVERSION NOTICE
ALL SHARE CERTIFICATES ISSUED PRIOR TO OCTOBER 15, 2004 MUST HAVE IMPRINTED ON THEIR FACE THE FOLLOWING:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 15, 2004”
The undersigned holder of the within Debenture, hereby subscribes for                      common shares of International Wex Technologies Inc. (“Wex”) in conversion of US$                     of the Advanced Amount                      at a conversion price of Cdn$                     per common share in accordance with the conversion referred to in Part 6 of the Debenture according to the conditions thereof.
The undersigned hereby certifies that the undersigned is the original purchaser of the Debenture or a transferee with the consent of Wex, and (i) is not (and is not exercising the Debenture for the account or benefit of) a “U.S. Person” or a person in the United States, (ii) did not execute or deliver this Conversion Notice in the United States and (iii) has in all other aspects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “1933 Act”) or any successor rule or regulation of the United States Securities and Exchange Commission in effect.
DATED at                                         , this                      day of                                          , 200_____.

Name of Debenture Holder

Authorized Signatory

Registration Instructions:	Delivery Instructions:

Name	Account reference, if applicable

Account reference, if applicable	Contact Name

Address	Address

(Telephone Number)

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
October 16, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
COMPREHENSIVE LITIGATION SETTLEMENT — PRESS RELEASE
Vancouver, BC (October 16, 2007) WEX Pharmaceuticals Inc. (the “Company”) announced today that it had concluded settlement agreements putting an end to claims for damages for unlawful termination brought against the Company on behalf of its Founder and former Chief Executive Officer Mr. Frank Shum and its former Chief Operating Officer Ms. Donna Shum and disputed contract claims by and against a significant shareholder, Tianjin Fairwood Furniture Manufacturing Co. Ltd. (“Tianjin”)
Following the settlement , it is also appropriate to pay a tribute to the founding chairman Mr. Frank Shum who led the Company for its first 17 years. Mr. Shum’s contributions to WEX, which began shortly after the discovery of TTX, have over the years included a great deal of Mr. Shum’s capital, time and energy, all of which have helped advance TTX from the discovery stage through to the creation of a patent portfolio and later, the Phase II clinical trial stage. In recognition of Mr. Shum’s contributions and his life’s work, WEX is pleased to announce that Mr. Shum has accepted the position of Honorary Chief Advisor which will be a fitting way to memorialize his contribution.
WEX also gives recognition and special thanks to Ms. Donna Shum during her tenure as COO. During 10 years of service, she has demonstrated leadership, ability, dedication and played an integral part in the development of TTX.
The Chairman also took the opportunity to comment on an incident that had occurred on May 29, 2007 at the premises of WEX’s subsidiary Nanning Maple Leaf Pharmaceuticals Ltd. (“NMLP”). WEX suggested that control of the operations had been illegally taken by representatives of Tianjin with the support of Mr. Yang Song Yang the representative of NMLP’s 3% owner. Mr.Luan, the Chairman of WEX said: “We are now aware of the full background to the incident and I am pleased to set the record straight and to confirm that nothing illegal occurred and that the visit by Tianjin to NMLP and the action taken by its 3% shareholder were made in good faith. Both sides have decided to put this incident behind us and we look forward to having Tianjin as a strong and supportive shareholder”.

Under the settlements, which remain subject to the closing of the previously announced CK Life Sciences Int’l., Inc. investment in Wex (the “CKLS Investment”) anticipated to occur on October 17, 2007, all parties agreed to terminate all proceedings and to each pay their own legal costs; the detailed terms of the settlements have been agreed to remain confidential. Although, the cost to the Company of resolving these claims was just under a million dollars, the Company believes this is clearly in the Company’s interests in that the settlements free up substantial funds which would have been required to pursue the litigation.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the CKLS Investment. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include the satisfaction of the conditions precedent of the CKLS Investment. See our annual information form, our management information circular and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President at 604-683-8880 or 1-800-722-7549.

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTIONS 147.11 and 147.12 OF THE SECURITIES ACT (QUEBEC)
The following information is filed pursuant to the provisions listed above under applicable securities legislation:
(a) the name and address of the offeror:
CK Life Sciences Int’l., (Holdings) Inc. (“CKLS”)
2 Dai Fu Street
Tai Po Industrial Estate
Tai Po, Hong Kong
(b) the designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;
On October 17, 2007, Pharmagesic (Holdings) Inc. (“Pharmagesic”), an indirect wholly owned subsidiary of CKLS acquired pursuant to a private placement 16,327,272 restricted voting shares of WEX Pharmaceuticals Inc. (“WEX”), representing approximately 27.1% of the outstanding restricted voting shares (“Shares”), one Class A Special share being the only such share of WEX outstanding and a Convertible Debenture (the “Debenture”) of WEX to be in the principal amount of $15,600,000 when and if all advances thereunder are made, $2,000,000 having been advanced on closing (collectively, the “Securities”). Under applicable securities legislation CKLS is deemed to be the indirect beneficial owner of the Securities.
(c) the designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;
See paragraph (b) above.
(d) the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:
(i) the offeror, either alone or together with any joint actors, has ownership and control;
CKLS is deemed to be the indirect beneficial owner of all of the Securities referred to in paragraph (b) above.
(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and
None.
(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;
None.

(e) the name of the market in which the transaction or occurrence that gave rise to this report took place:
The acquisition took place privately.
(f) the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;
CKLS acquired the Securities as a strategic investment. The Debenture becomes convertible into Shares on October 17, 2009. CKLS may in the future increase (through conversion of the Debenture or otherwise) or decrease its ownership in securities of WEX depending on the business and prospects of WEX and/or CKLS as well as market conditions.
(g) the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;
Pursuant to the subscription agreement for the private placement, the Class A Special share provides Pharmagesic with certain rights to elect directors of WEX and certain officer designation rights. Wex and Pharmagesic have also entered into a registration rights agreement providing Pharmagesic with the right to require WEX to qualify Shares held by Pharmagesic for sale by prospectus.
(h) the names of any joint actors in connection with the disclosure required by this report;
None.
(i) in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and
Pharmagesic paid $4,489,999.80 for the 16,327,272 Shares, $1.00 for the Class A Special share and $2,000,000 as the initial advance under the Debenture.
(j) if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities.
Not applicable.
DATED this 17th day of October, 2007
CK LIFE SCIENCES INT’L., (HOLDINGS) INC.

By:	“Alan Yu”

	Name:	Alan Yu
	Title:	Vice President & Chief Operating Officer

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
October 17, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
PRIVATE PLACEMENT CLOSES — PRESS RELEASE
Vancouver, BC October 17, 2007 WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today that it has closed its previously announced private placement of equity and debt (the “Private Placement”) with Pharmagesic (Holdings) Inc. (“Pharmagesic”), the designee of CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong pursuant to the terms of the subscription agreement with CKLS dated as of July 15, 2007 as amended pursuant to amending agreements with CKLS dated as of August 14, 2007 and October 15, 2007 (collectively the “Agreement”). For a full description of the Private Placement see our information circular (the “Information Circular”) dated August 16, 2007 prepared for the annual and special shareholders meeting held on September 17, 2007, which is available on SEDAR under our company name.
Pursuant to the terms of the Agreement, WEX has issued Pharmagesic:
•
16,327,272 restricted voting shares of the Company (the “Restricted Shares”) of WEX, representing approximately 37% of the current issued and outstanding Restricted Shares (or approximately 27% of the issued and outstanding Restricted Shares after the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000;

•	one class A special share of the Company (the “Class A Share”) for nominal consideration; and

•	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000, of which $2,000,000 was advanced today.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes as permitted under the Agreement.

The Debenture will mature two years from date of issue (“Maturity Date”). If at maturity WEX is unable to make payment the maturity date may be extended for two years at WEX’s option.
Subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in installments on the seventh day following the end of each financial quarter commencing December 31, 2007 pursuant to a quarterly installment schedule. The Debenture imposes significant restrictions on the activities of WEX throughout its term.
The Debenture bears interest at the rate of LIBOR plus 4% per annum, calculated and payable, initially on March 31, 2008 and thereafter payable semi-annually, in Restricted Shares. The Restricted Shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
Regardless of whether the Maturity Date may be extended for two years or not, the principal amount of the Debenture is convertible into Restricted Shares at the holder’s option at any time (1) on or after the Maturity Day, or (2) after the occurrence of any of the events of default defined in the Debenture, or (3) in the event that an offer for effective control of WEX is received. The Restricted Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date, less a discount of 30%.
The issue price of the Restricted Shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per Restricted Share or less than $0.05 per Restricted Share.
The Agreement also provides CKLS or its designee with the right to:
•	elect one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding Restricted Shares of WEX to a maximum of one half of the Board;

•	have one of CKLS’ designees to the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•	designate the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer; and

•	designate the Chairman of WEX’s 97% subsidiary Nanning Maple Leaf Pharmaceutical Company (“NMLP”);
so long as CKLS holds at least 10% of WEX’s outstanding Restricted Shares or any portion of the Debenture is outstanding.

Pursuant to the rights above, Alan Yu has been appointed Chairman of the Company and Alan Yu and Victor Tong are CKLS’s designees on the Board.
These rights are evidenced by the Class A Share. The Articles have been amended to create the Class A Share, attach rights and restrictions to the Class A Share, redesignate the Common Shares as “restricted voting shares” and make consequential amendments to the rights and restrictions attached to the Restricted Shares, all as described in the Information Circular. These amendments have been implemented as set out in the Information Circular.
WEX has also executed a registration rights agreement providing Pharmagesic with the right to require WEX to qualify Pharmagesic’s Restricted Shares for sale by prospectus.
The Board of Directors has waived the application of the shareholder rights plan (the “Plan”) to the Private Placement. Further, at the annual and special shareholders meeting held on September 17, 2007, the shareholders of WEX approved the waiver and an amendment to the Plan, which on close of the Private Placement effected the termination of the Plan.
The short term bridge loan made by an affiliate of CKLS to WEX of $430,192 and all accrued interest and fees relating to the same was repaid on closing of the Private Placement. Further, on close of the Private Placement, pursuant to termination agreements reached with the holders of WEX’s existing convertible debentures, WEX paid out these debentures for a discounted lump sum amount of approximately $2.1 million (USD). As noted in our press release of October 16, 2007, upon closing the Company has also settled litigation with its former employees and a significant shareholder.
Early Warning
Under applicable securities legislation, CK Life Sciences Int’l., (Holdings) Inc. (“Holdings”), a public company based in Hong Kong and the parent of CKLS and Pharmagesic, is deemed to be the indirect beneficial owner of the securities acquired under the private placement (the “Securities”). The Securities have been acquired as a strategic investment. Holdings may in the future increase (through conversion of the Debenture or otherwise) or decrease its ownership in securities of WEX depending on the business and prospects of WEX and/or Holdings as well as market conditions.
About CKLS
Pharmagesic is an indirect wholly owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc. CK Life Sciences Int’l., (Holdings) Inc. has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (stock code: 8222) since July 2002. The CK Life Sciences Group is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form, our management information circular and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.
For CK Life Sciences Int’l., (Holdings) Inc., contact Wendy Tong Barnes, Chief Corporate Affairs Officers, at (852) 2122-2062.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
October 17, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
PRIVATE PLACEMENT CLOSES — PRESS RELEASE
Vancouver, BC October 17, 2007 WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today that it has closed its previously announced private placement of equity and debt (the “Private Placement”) with Pharmagesic (Holdings) Inc. (“Pharmagesic”), the designee of CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong pursuant to the terms of the subscription agreement with CKLS dated as of July 15, 2007 as amended pursuant to amending agreements with CKLS dated as of August 14, 2007 and October 15, 2007 (collectively the “Agreement”). For a full description of the Private Placement see our information circular (the “Information Circular”) dated August 16, 2007 prepared for the annual and special shareholders meeting held on September 17, 2007, which is available on SEDAR under our company name.
Pursuant to the terms of the Agreement, WEX has issued Pharmagesic:
•
16,327,272 restricted voting shares of the Company (the “Restricted Shares”) of WEX, representing approximately 37% of the current issued and outstanding Restricted Shares (or approximately 27% of the issued and outstanding Restricted Shares after the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000;

•	one class A special share of the Company (the “Class A Share”) for nominal consideration; and

•	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000, of which $2,000,000 was advanced today.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes as permitted under the Agreement.

The Debenture will mature two years from date of issue (“Maturity Date”). If at maturity WEX is unable to make payment the maturity date may be extended for two years at WEX’s option.
Subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in installments on the seventh day following the end of each financial quarter commencing December 31, 2007 pursuant to a quarterly installment schedule. The Debenture imposes significant restrictions on the activities of WEX throughout its term.
The Debenture bears interest at the rate of LIBOR plus 4% per annum, calculated and payable, initially on March 31, 2008 and thereafter payable semi-annually, in Restricted Shares. The Restricted Shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
Regardless of whether the Maturity Date may be extended for two years or not, the principal amount of the Debenture is convertible into Restricted Shares at the holder’s option at any time (1) on or after the Maturity Day, or (2) after the occurrence of any of the events of default defined in the Debenture, or (3) in the event that an offer for effective control of WEX is received. The Restricted Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date, less a discount of 30%.
The issue price of the Restricted Shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per Restricted Share or less than $0.05 per Restricted Share.
The Agreement also provides CKLS or its designee with the right to:
•	elect one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding Restricted Shares of WEX to a maximum of one half of the Board;

•	have one of CKLS’ designees to the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•	designate the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer; and

•	designate the Chairman of WEX’s 97% subsidiary Nanning Maple Leaf Pharmaceutical Company (“NMLP”);
so long as CKLS holds at least 10% of WEX’s outstanding Restricted Shares or any portion of the Debenture is outstanding.

Pursuant to the rights above, Alan Yu has been appointed Chairman of the Company and Alan Yu and Victor Tong are CKLS’s designees on the Board.
These rights are evidenced by the Class A Share. The Articles have been amended to create the Class A Share, attach rights and restrictions to the Class A Share, redesignate the Common Shares as “restricted voting shares” and make consequential amendments to the rights and restrictions attached to the Restricted Shares, all as described in the Information Circular. These amendments have been implemented as set out in the Information Circular.
WEX has also executed a registration rights agreement providing Pharmagesic with the right to require WEX to qualify Pharmagesic’s Restricted Shares for sale by prospectus.
The Board of Directors has waived the application of the shareholder rights plan (the “Plan”) to the Private Placement. Further, at the annual and special shareholders meeting held on September 17, 2007, the shareholders of WEX approved the waiver and an amendment to the Plan, which on close of the Private Placement effected the termination of the Plan.
The short term bridge loan made by an affiliate of CKLS to WEX of $430,192 and all accrued interest and fees relating to the same was repaid on closing of the Private Placement. Further, on close of the Private Placement, pursuant to termination agreements reached with the holders of WEX’s existing convertible debentures, WEX paid out these debentures for a discounted lump sum amount of approximately $2.1 million (USD). As noted in our press release of October 16, 2007, upon closing the Company has also settled litigation with its former employees and a significant shareholder.
Early Warning
Under applicable securities legislation, CK Life Sciences Int’l., (Holdings) Inc. (“Holdings”), a public company based in Hong Kong and the parent of CKLS and Pharmagesic, is deemed to be the indirect beneficial owner of the securities acquired under the private placement (the “Securities”). The Securities have been acquired as a strategic investment. Holdings may in the future increase (through conversion of the Debenture or otherwise) or decrease its ownership in securities of WEX depending on the business and prospects of WEX and/or Holdings as well as market conditions.
About CKLS
Pharmagesic is an indirect wholly owned subsidiary of CK Life Sciences Int’l., (Holdings) Inc. CK Life Sciences Int’l., (Holdings) Inc. has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (stock code: 8222) since July 2002. The CK Life Sciences Group is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.

Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form, our management information circular and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.
For CK Life Sciences Int’l., (Holdings) Inc., contact Wendy Tong Barnes, Chief Corporate Affairs Officers, at (852) 2122-2062.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

26/07	Oct 18, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
APPOINTMENT OF CHIEF FINANCIAL OFFICER
Vancouver, BC (October 18, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that Mike Lam, B.Sc., MBA, C.A. has been named Chief Financial Officer.
Mr. Lam obtained his B.Sc. in Biochemistry from the University of Alberta in 1976 and his MBA from the University of Western Ontario in 1981. Mr. Lam started his career in chartered accountancy in 1981 with PriceWaterhouseCoopers, first in Winnipeg, then in Hong Kong, and finally in Vancouver. In 1991, Mr. Lam co-founded Lam Lo Nishio, Chartered Accountants, where he remains a partner. His practice areas include tax planning for owner-managed businesses, non-resident investments in Canada, and business advisory services to small and medium-sized enterprises.
“We are very pleased to welcome Mike on board,” said Dr. Edge Wang, President & CEO of the Company. “His expertise in Canadian and international business and financial management will be a strong asset as we begin the next phase of the Company’s development.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

Form 51-102F3
Material Change Report
Item 1: Name and Address of Company
WEX Pharmaceuticals Inc. (“WEX” or the “Company”)
Suite 1601 – 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Item 2: Date of Material Change
October 17, 2007
Item 3: News Release
The news release was issued at Vancouver, British Columbia on October 17, 2007 and disseminated via Marketwire.
Item 4: Summary of Material Change
WEX announced that that it has closed its previously announced private placement of equity and debt (the “Private Placement”) with Pharmagesic (Holdings) Inc. (“Pharmagesic”), the designee of CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong pursuant to the terms of the subscription agreement with CKLS dated as of July 15, 2007 as amended pursuant to amending agreements with CKLS dated as of August 14, 2007 and October 15, 2007 (collectively the “Agreement”).
Item 5: Full Description of Material Change
5.1 Full Description of Material Change
WEX announced that on October 17, 2007, it closed its previously announced private placement of equity and debt (the “Private Placement”) with Pharmagesic (Holdings) Inc. (“Pharmagesic”), the designee of CK Life Sciences Int’l., Inc. (“CKLS”) of Hong Kong pursuant to the terms of the subscription agreement with CKLS dated as of July 15, 2007, as amended pursuant to amending agreements with CKLS dated as of August 14, 2007 and October 15, 2007 (collectively the “Agreement”). For a full description of the Private Placement see the Company’s information circular (the “Information Circular”) dated August 16, 2007 prepared for the annual and special shareholders meeting held on September 17, 2007, which is available on SEDAR under the company name.

Pursuant to the terms of the Agreement, WEX has issued Pharmagesic:
•
16,327,272restrictedvoting shares of the Company (the “Restricted Shares”) of WEX, representing approximately 37% of the current issued and outstanding Restricted Shares (or approximately 27% of the issued and outstanding Restricted Shares after the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000;

•	one class A special share of the Company (the “Class A Share”) for nominal consideration; and

•	a convertible debenture (the “Debenture”) in the principal sum of $15,600,000, of which $2,000,000 was advanced today.
The proceeds raised under the Private Placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes as permitted under the Agreement.
The Debenture will mature two years from date of issue (“Maturity Date”). If at maturity WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
Subject to certain conditions precedent, the remaining funds under the Debenture will be advanced to WEX in installments on the seventh day following the end of each financial quarter commencing December 31, 2007 pursuant to a quarterly installment schedule. The Debenture imposes significant restrictions on the activities of WEX throughout its term.
The Debenture bears interest at the rate of LIBOR plus 4% per annum, calculated and payable, initially on March 31, 2008 and thereafter payable semi-annually, in Restricted Shares. The Restricted Shares to be issued in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX”) for each trading day over the six month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”).
Regardless of whether the Maturity Date may be extended for two years or not, the principal amount of the Debenture is convertible into Restricted Shares at the holder’s option at any time (1) on or after the Maturity Day, or (2) after the occurrence of any of the events of default defined in the Debenture, or (3) in the event that an offer for effective control of WEX is received. The Restricted Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date, less a discount of 30%.
The issue price of the Restricted Shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per Restricted Share or less than $0.05 per Restricted Share.
The Agreement also provides CKLS or its designee with the right to:
•	elect one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding Restricted Shares of WEX to a maximum of one half of the Board;

•	have one of CKLS’ designees to the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•	designate the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer; and

•	designate the Chairman of WEX’s 97% subsidiary Nanning Maple Leaf Pharmaceutical Company (“NMLP”);
so long as CKLS holds at least 10% of WEX’s outstanding Restricted Shares or any portion of the Debenture is outstanding.
Pursuant to the rights above, Alan Yu has been appointed Chairman of the Company and Alan Yu and Victor Tong are CKLS’s designees on the Board.
These rights are evidenced by the Class A Share. The Articles have been amended to create the Class A Share, attach rights and restrictions to the Class A Share, redesignate the Common Shares as “restricted voting shares” and make consequential amendments to the rights and restrictions attached to the Restricted Shares, all as described in the Information Circular. These amendments have been implemented as set out in the Information Circular.
WEX has also executed a registration rights agreement providing Pharmagesic with the right to require WEX to qualify Pharmagesic’s Restricted Shares for sale by prospectus.
The Board of Directors has waived the application of the shareholder rights plan (the “Plan”) to the Private Placement. Further, at the annual and special shareholders meeting held on September 17, 2007, the shareholders of WEX approved the waiver and an amendment to the Plan, which on close of the Private Placement effected the termination of the Plan.
The short term bridge loan made by an affiliate of CKLS to WEX of $430,192 and all accrued interest and fees relating to the same was repaid on closing of the Private Placement. Further, on close of the Private Placement, pursuant to termination agreements reached with the holders of WEX’s existing convertible debentures, WEX paid out these debentures for a discounted lump sum amount of approximately $2.1 million (USD). As noted in our press release of October 16, 2007, upon closing the Company has also settled litigation with its former employees and a significant shareholder.
Early Warning
Under applicable securities legislation, CK Life Sciences Int’l., (Holdings) Inc. (“Holdings”), a public company based in Hong Kong and the parent of CKLS and Pharmagesic, is deemed to be the indirect beneficial owner of the securities acquired under the private placement (the “Securities”). The Securities have been acquired as a strategic investment. Holdings may in the future increase (through conversion of the Debenture or otherwise) or decrease its ownership in securities of WEX depending on the business and prospects of WEX and/or Holdings as well as market conditions.
5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7: Omitted Information
No significant facts remain confidential and no information has been omitted in this report.
Item 8: Executive Officer

Name of Executive Officer:	Edge Wang
President and CEO

Telephone Number:	(604) 683 8880
Item 9: Date of Report
October 17, 2007

AMENDMENT NO. 1 TO SHAREHOLDER RIGHTS PLAN AGREEMENT
THIS AMENDMENT AGREEMENT (the “Amendment”) is dated for reference the 17`h day of September., 2007.
WHEREAS:
A. Independent Shareholders of WEX Pharmaceuticals Inc. (the “Corporation”) have passed a resolution approving, among other things, the amendment of the Shareholder Rights Plan Agreement (the “Rights Plan”) dated as of July 5, 2005 between the Corporation and CIBC Mellon Trust Company (the “Rights Agent”) so as to terminate the Rights Plan; and
B. The Rights Agent has received notice of and has agreed to such amendment.
NOW THEREFORE in consideration of good and valuable consideration paid by each party to the other, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1. Confirmation of Rights Plan. This Amendment constitutes an amendment to the Rights Plan as provided herein, and this Amendment and the Rights Plan shall hereafter be read together and shall have effect as far as practicable as if all the provisions hereof and thereof were contained in one and the same instrument.
2. Defined Terms. All capitalized terms not otherwise defined herein have the meanings attributed to there in the Rights Plan.
3. Amendments to Rights Plan. The Rights Plan is hereby amended by adding the following to section 6.17 of the Rights Plan: “Effective immediately upon the closing of the CKLS Investment, as defined in the Company’s Management Proxy Circular for the Annual and Special Meeting of shareholders held on September 17, 2007, this Agreement and all outstanding Rights shall terminate and be of no further force and effect.”
4. Further Assurances. The parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered all such further steps, acts and things and all such further agreements, assignments, transfers, and other documents as either party may reasonably determine is desirable or required from time to time for the purposes of giving full effect to the intent of this Amendment.
5. Counterparts. This Amendment may be signed in any number of counterparts, in original or faxed form, and each of such counterparts shall constitute an original document and all such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Amendment as of the date first written above.

WEX I’HAIZMACEUTICALS INC.

Per:	“Edge Wang”
Authorized Signatory

C113C MELLON TRUST COMPANY

Per:	“Margot Scrlyinka”

Authorized Signatory

SECOND AMENDING AGREEMENT
THIS AMENDING AGREEMENT is made the 15`h day of October, 2007
BETWEEN:
WEX PHARMACEUTICALS INC.
(hereinafter referred to as the “Corporation”)
AND:
CK LIFE SCIENCES INT’L., INC.
(hereinafter referred to as the “Subscriber”)
WHEREAS the Corporation and the Subscriber entered into an agreement (the “Subscription Agreement”) made the 15th day of July, 2007, as amended the l4`h day of August, 2007;
AND WHEREAS the Corporation and the Subscriber wish to amend certain provisions of the Subscription Agreement;
NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the agreements herein contained, it is mutually declared, covenanted and agreed by and between the parties as follows:
The Subscription Agreement is hereby amended by replacing the Use of Proceeds set out in Schedule C to the Subscription Agreement with the revised Use of Proceeds attached hereto as Schedule A.
2.	The Subscription Agreement, as amended hereby, shall continue in full force and effect, unamended.
3.	All capitalized terms not herein defined shall have the meanings ascribed thereto in the Subscription Agreement.

IN WITNESS WHEREOF the parties have executed this Amending Agreement on the date [first above written.

WEX PHARMACEUTICALS INC.

By:	“Ede Wang”

Edge Wang President and Chief Executive Officer

CK LIFE SCIENCES INT’L., INC.

By:	“A Ian Yu”

Schedule A
Use of Proceeds
(See Attached)

REGISTRATION RIGHTS AGREEMENT
This registration rights agreement (the “Agreement”) is dated as of October 17, 2007 between WEX Pharmaceuticals Inc., a corporation existing under the laws of Canada (the “Corporation”), and Pharmagesic (Holdings) Inc., a corporation existing under the laws of Canada (“Pharmagesic”).
RECITALS
WHEREAS Pharmagesic currently holds 16,327,272 restricted voting shares of the Corporation and a Cdn. $15,600,000 principal amount convertible debenture of the Corporation (payable in instalments);
AND WHEREAS the Corporation. and Pharmagesic wish to provide that the disposition of restricted voting shares held by Pharmagesic may be effected under a prospectus in certain circumstances in accordance with the provisions of this Agreement;
NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE 1
DEFINITIONS
1.1	For the purposes of this Agreement:
1.1.1	“Affiliate” has the meaning given to that terra in National Instrument 45-106 of the Canadian Securities Administrators.
1.1.2	“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or Toronto, Ontario.
1.1.3
“Canadian Securities Laws” shall mean statutes and regulations applicable to the trading of securities in any province or territory of Canada including applicable rules, national instruments, policy statements and blanket rulings and orders promulgated by Canadian securities regulatory authorities.

1.1.4
“Current Stock Market Value” means, at any date set forth herein, the product of (i) the volume weighted average trading price of the restricted voting shares, calculated by dividing the total value by the total volume of the restricted voting shares traded on the Exchange (or if the restricted voting shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the restricted voting shares are listed as may be selected for such purpose by the directors of the Corporation or, if the restricted voting shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and Pharmagesic for that purpose) for the last five trading days on which a trade in the restricted voting shares took place ending on the trading day immediately prior to such date, and (ii) the number of Registrable Shares held by Pharmagesic to be Registered on behalf of Pharmagesic.

1.1.5	“Debenture” means the Convertible Debenture in the principal amount of Cdn. $15,600,000 dated October 17, 2007 and issued by the Corporation in favour of Pharmagesic.

1.1.6	“Demand Registrations” has the meaning specified in section 2.1.

1.1.7	“Exchange” means the Toronto Stock Exchange.

1.1.8	“Initiating Holder” has the meaning specified in section 4.2.
1.1.9
“Person” means a natural person, a partnership, a company, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

1.1.10	“Piggyback Registration” has the meaning specified in section 3.1.
1.1.11
“Prospectus” shall mean a prospectus (which shall be a. short form prospectus if the Corporation is eligible to file a short form prospectus at the applicable time) prepared in accordance with applicable Canadian Securities Laws for the purposes of qualifying securities for distribution, or distribution to the public, as the case may be, in any province or territory of Canada.

1.1.12
“Registrable Shares” means, at any time, the restricted voting shares held directly or indirectly by Pharmagesic or an affiliate thereof or issuable to Pharmagesic or an affiliate thereof pursuant to the terms of the Debenture.

1.1.13
“Registration” and any references to the act of registering mean the qualification under Canadian Securities Laws of a Prospectus in respect of a distribution or distribution to the public, as the case may be, of securities and the term.

1.1.14	“Registered” as applied to any securities includes a distribution or distribution to the public, as the case may be, of securities so qualified.
1.1.15	“Registration Expenses” has the meaning specified in section 7.1.
1.1.16	“restricted voting shares” means restricted voting shares in the capital of the Corporation.

ARTICLE 2
DEMAND REGISTRATIONS
2.1
Requests for Registration. Subject to Article 4, Article 5 and section 9.4, Pharmagesic may, by written notice to the Corporation, request Registration of all or part of its Registrable Shares and the Corporation shall use its best efforts to effect such Registration, provided, however, that:

2.1.1
the Corporation shall not be obligated to Register, pursuant to this section 2.1, Registrable Shares with a Current Stock Market Value of less than Cdn.$4,000,000 determined as of the date of the applicable request for Registration hereunder;

2.1.2	the Corporation shall not be obligated to Register Registrable Shares pursuant to this section 2.1 on more than four occasions in the aggregate and not more than two occasions in any 12 month period;
2.1.3
subject to Article 3, the Corporation shall not be obligated to Register Registrable Shares pursuant to this section 2.1 if the Corporation delivers notice to Pharmagesic as soon as practicable after its receipt of any written request hereunder, that the Corporation in good faith believes that it will file a Prospectus for a public offering of restricted voting shares or securities convertible into or exchangeable for restricted voting shares within 90 days of such request, provided, however, that the Corporation shall have the right to refuse a Registration on such grounds only once during any period of 12 consecutive months;

2.1.4
the Corporation shall not be required to effect any Demand Registration before the expiry of (i) 180 days after the completion of any Demand Registration or (ii) 90 days after the completion of any Registration pursuant to Article 3; and

2.1.5
if the Corporation in good faith believes that (i) any Registration of Registrable Shares pursuant to a Demand Registration would require the disclosure of material information which the Corporation has a bona fide business purpose for perceiving as confidential, (ii) filing a Prospectus in connection with the Demand Registration would result in the Corporation being unable to comply with or being in breach of applicable securities laws or stock exchange rules or (iii) the Demand Registration would be effective during a “blackout period” required by an underwriter or agent in connection with any previous or contemplated offering of securities by the Corporation (each, a “Valid Business Reason”), the Corporation may postpone filing a. Prospectus relating to a Demand Registration until such Valid Business Reason no longer exists, but in no event for more than 90 days (or, in the case of a Valid Business Reason referred to in item (iii) above, for no more than the longer of 90 days and the termination of the applicable “blackout period”). The Corporation shall give written notice of its determination to postpone filing a Prospectus and of the fact that the Valid Business Reason for such postponement no longer exists, in each case, promptly after the occurrence thereof

All Registrations requested pursuant to this section 2.1 shall be referred to herein as “Demand Registrations”.

2.2
Priority on Demand Registrations. Pharmagesic may designate a managing underwriter or agent of recognized standing for a Demand Registration, which underwriter or agent shall be acceptable to the Corporation. If the managing underwriter or agent advises the Corporation in writing that in its opinion the number of Registrable Shares and other securities requested to be included in a Demand Registration (i) creates a substantial risk that the price per share in such Registration will be adversely affected, or (ii) exceeds the number of Registrable Shares and other securities that can be sold in an orderly manner in such offering, then the Corporation will include in such Registration: first, the Registrable Shares requested to be included in such Registration; second, the securities the Corporation proposes to sell to the extent that, in the opinion of such underwriter or agent, they can be sold without resulting in the circumstances described in (i) or (ii), and third, any other securities requested to be included in such Registration to the extent that, in the opinion of such underwriter or agent, they can be sold without resulting in the circumstances described in (i) or (ii).

ARTICLE 3
PIGGYBACK REGISTRATIONS
3.1
Right to Piggyback. Subject to Article 4, Article 5 and section 9.4, whenever the Corporation proposes to Register any of its restricted voting shares or securities convertible into or exchangeable for restricted voting shares, the Corporation will give prompt written notice to Pharmagesic of its intention to effect such a Registration (which notice shall, be given not less than ten days prior to the date the Prospectus is to be filed) and, subject to the terms hereof, the Corporation will use its best efforts to include in such Registration and in such jurisdictions as it proposes to effect the Registration all Registrable Shares with respect to which the Corporation has received a written request for inclusion therein from Pharmagesic within five days (or one business day in the case of a “bought deal” financing) after Phannagesic’s receipt of the Corporation’s notice (a “Piggyback Registration”).

3.2
Determination not to Register and Delays in Registration. If at any time after giving written notice of its intention to Register any restricted voting shares and before the Registration is effective, the Corporation shall determine for any reason not to Register or to delay Registration of such restricted voting shares, the Corporation may, at its election, give written notice of such determination to Pharmagesic, and (i) in the case of a determination not to R.egi.ster, shall be relieved of its obligation. to Register any Registrable Shares in connection with such abandoned Registration, without prejudice, however, to the rights of Pharmagesic under section 2.1, and (ii) in the case of a determination to delay such Registration of restricted voting shares, shall be permitted to delay the Registration of such Registrable Shares for the same period as the delay in registering such other restricted voting shares.

ARTICLE 4
GENERAL REGISTRATION PROVISIONS
4.1
Priority on Registrations. If the managing underwriter or agent advises the Corporation in writing that in its opinion the number of Registrable Shares and other securities requested to be included in a Piggyback Registration (i) creates a substantial risk that the price per share in such Registration will be adversely affected, or (ii) exceeds the number of Registrable Shares and other securities that can be sold in an orderly manner in such offering, then the Corporation will include in such Registration: first, the securities the Corporation proposes to sell; second, the Registrable Shares requested to be included in such Registration to the extent that, in the opinion of such underwriter or agent, they can be sold without resulting in the circumstances described in (1) or (ii), and third, any other securities requested to be included in such Registration to the extent that, in the opinion of such underwriter or agent, they can be sold without resulting in the circumstances described in. (1) or (ii).

4.2
Priority on Secondary Registrations. Notwithstanding section 4.1, if a Piggyback Registration is not a primary offering of restricted voting shares by or on behalf of the Corporation but is a secondary offering of restricted voting shares by or on behalf of one or more holders of the Corporation’s restricted voting shares (the “Initiating Holders”), and the managing underwriter or agent advises the Corporation in writing that in its opinion the number of securities requested to be included in such Registration (i) creates a substantial risk that the price per share in such Registration will be adversely affected, or (ii) exceeds the number of Registrable Shares and other securities that can be sold in an orderly manner in such offering, then the Corporation will include in such Registration only: first, the securities requested to be included therein by the Initiating Holders, second, any Registrable Shares requested to be included in such Registration to the extent that, in the opinion of such underwriter or agent, they can be sold without resulting in the circumstances described in (i) or (ii), and third, any other securities requested to be included in such Registration to the extent that, in the opinion of such underwriter or agent, they can be sold without resulting in the circumstances described in (i) or (ii).

4.3
Other Registrations. If the Corporation has previously received a request for a Demand Registration pursuant to Article 2 or has previously filed a Prospectus with respect to Registrable Shares pursuant to Article 3, and if such previous request or Registration has not been withdrawn or abandoned, the Corporation will riot, except (1) with the consent of Pharmagesic or (ii) until a period of 90 days has elapsed from the completion of such Demand Registration or Registration under Article 3 of Registrable Shares, file or cause to be effected any other Registration of any of its restricted voting shares or securities convertible into or exchangeable for restricted voting shares, whether on its own behalf or at the request of any holder or holders of such securities.

4.4
Withdrawal Right of Pharmagesic. Pharmagesic shall have the right to withdraw its request for inclusion of its Registrable Shares in any Registration pursuant to section 2.1 or 3.1 by giving written notice to the Corporation of its request to withdraw; provided, however, that (i) such request must be made prior to the execution of the underwriting or agency agreement (or other similar enforceable agreement) with respect to such Registration and (ii) such withdrawal shall be irrevocable and, after making such withdrawal, Pharmagesic shall no longer have any right to include Registrable Shares in the Registration as to which such withdrawal was made.

4.5
Pharmagesic. If requested by the managing underwriter or agent of any Registration effected pursuant to an underwriting or agency agreement pursuant to sections 2.1 or 3.1, Pharmagesic agrees (and shall sign an agreement to such effect in the form mutually agreed with the managing underwriter or agent, if the managing underwriter or agent requests such agreement), not to effect any public sale or distribution of restricted voting shares, or any securities convertible into or exchangeable for restricted voting shares, or any hedging or similar transactions involving restricted voting shares or securities convertible or exchangeable into restricted voting shares, for a period of no more than 90 days following the completion of the Demand Registration or the Piggyback Registration (except as part of such Registration).

ARTICLE 5
GENERAL LIMITATION ON REGISTRATIONS
5.1
The Registration rights under this Agreement with respect to Registrable Shares which have been requested to be registered will only be exercisable in circumstances where the Debenture or any portion thereof (including accrued interest) remains outstanding or Pharmagesic beneficially owns or controls, directly or indirectly, 10% or more of the outstanding restricted voting shares.

5.2
Pharmagesic may only require Registrations under Article 2 in one or more of the provinces of Canada. Notwithstanding the foregoing, Pharmagesic may require that a Registration include the filing of the Prospectus in the United States under the Multi-Jurisdictional Disclosure System if the Corporation is eligible for such system at the applicable time or that the Registration include a private placement in the United States in accordance with applicable law.

ARTICLE 6
REGISTRATION PROCEDURES
6.1
Corporation’s Obligations. If and whenever required to Register any Registrable Shares pursuant to sections 2.1 and 3.1 of this Agreement, the Corporation will use its best efforts to effect the Registration and the sale of such Registrable Shares in accordance with the intended method of disposition thereof, and pursuant thereto the Corporation will as expeditiously as reasonably possible, and to the extent necessary pursuant to the securities laws of the jurisdictions in which such Registration is to be effected:

6.1.1
prepare and file with the applicable securities regulatory authorities in each jurisdiction in which the Registration is to be effected a Prospectus with respect to such Registrable Shares and such other related documents as may be necessary or appropriate to effect the proposed Registration;

6.1.2
prepare and file with the applicable securities regulatory authorities such amendments and supplements to such Prospectus as may be necessary to comply with the provisions of applicable securities laws with respect to the distribution of the Registrable Shares;

6.1.3
permit Pharmagesic to review and comment on (i) the Prospectus within a reasonable number of days prior to its filing with the applicable securities regulatory authorities and (ii) all amendments and supplements to the Prospectus within a reasonable number of days prior to their filing with the applicable securities regulatory authorities and not file any Prospectus or amendment or supplement thereto in a form to which Pharmagesic reasonably objects;

6.1.4
furnish to Pharmagesic such number of copies of such Prospectus, each amendment and supplement thereto (including each preliminary prospectus) and any documents incorporated by reference in such Prospectus and such other documents as Pharmagesic may reasonably request in order to facilitate the disposition of the Registrable Shares;

6.1.5
enter into such customary agreements (including underwriting or agency agreements in customary form), containing such representations and warranties by the Corporation and such other terms and provisions as are customary therein, including, without limitation, customary indemnification and contribution provisions, customary holdback agreements regarding public sales or distributions of restricted voting shares before and after the effective date of the Registration (to the extent requested by the managing underwriter or agent) and take all such other actions as Pharmagesic reasonably requests in order to expedite or facilitate the disposition of such Registrable Shares;

6.1.6
make available for inspection by Pharmagesic, any underwriter or agent participating in any offering pursuant to such Registration and any legal counsel, accountant or other agent retained by Pharmagesic or any such underwriter or agent, all financial and other records, pertinent corporate documents and properties of the Corporation, and cause the Corporation’s officers, directors, employees and independent accountants to supply all information reasonably requested by Pharmagesic or any such underwriter, agent, legal counsel or accountant in connection with the preparation of the Prospectus;

6.1.7	notify Pharmagesic of any request by securities regulatory authorities for the amending or supplementing of the Prospectus or for additional information;
6.1.8
subject to section 6.1.3, prepare and promptly file with the applicable securities regulatory authorities and promptly notify Pharmagesic of the filing of such amendment or supplement to the Prospectus as may be necessary to correct any statements or omissions if at the time when the Prospect’s is required to be delivered under applicable securities laws in the jurisdictions in which the Registration is made, any event shall have occurred as the result of which any such Prospectus would include a misleading or untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

6.1.9
advise Pharmagesic, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any cease trade order or stop order by securities regulatory authorities or the initiation or threatening of any proceeding for such purpose and promptly use its best efforts to prevent the issuance of any cease trade order or stop order or to obtain its withdrawal if a stop order or cease trade order is issued;

6.1.10
at the request of Pharmagesic, furnish on the date or dates provided for in the underwriting or agency agreement, if any, or upon the date upon which the Registration becomes effective: (i) an opinion of counsel, addressed to the underwriters or agents, and Pharmagesic, covering such matters as are customarily covered by the issuer’s counsel in distributions of securities similar to the distribution of the Registrable Shares; and (ii) to the extent permitted by applicable accounting standards or practices, a letter or letters from the auditors of the Corporation addressed to the underwriters or agents, and Pharmagesic, covering such matters as are customarily covered in auditors’ letters in connection with such an offering;

6.1.11
participate with Pharmagesic and make available at reasonable times its senior executives, including its chief executive officer and chief financial officer, at any road show in connection with an the offering; and

6.1.12
otherwise use its best efforts to comply with the provisions of applicable securities laws in the jurisdictions in which the Registration is made with respect to the disposition of all securities covered by such Registration Statement.

6.2	Obligations of Pharmagesic. Pharmagesic agrees as follows in respect of any offer or sale of Registrable Shares:
6.2.1
if in the reasonable opinion of counsel to the Corporation it is necessary to comply with any applicable securities laws in the jurisdiction in which the Registration is made, the obligations of the Corporation under Article 2 and 3 shall be conditional upon each of Pharmagesic and any underwriter or agent participating in such distribution executing and delivering to the Corporation an appropriate agreement, in a form reasonably satisfactory to counsel for the Corporation, that such Person shall comply with all prospectus delivery requirements of all applicable securities laws in the jurisdictions in which the Registration is made and shall furnish to the Corporation information about sales made in such offering;

6.2.2
it shall cooperate as reasonably requested by the Corporation in connection with the preparation of the Prospectus, and for so long as the Corporation is obligated to keep effective the Prospectus, shall provide to the Corporation, in writing, for use in the Prospectus, all such information regarding Pharmagesic, and its plan of distribution of the Registrable Shares or other information, as may be reasonably necessary to enable the Corporation to prepare the Prospectus, to maintain the currency and effectiveness thereof and otherwise to comply with all applicable requirements of law in connection therewith;

6.2.3
Pharmagesic shall notify the Corporation immediately upon the occurrence of any event of which it becomes aware as a result of which the information regarding Pharmagesic, and its plan of distribution of the Registrable Shares or other information, furnished in writing to the Corporation or any managing underwriter or agent by, or on behalf of, Pharmagesic expressly for use in the Prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made; and

6.2.4
during such time as Pharmagesic may be engaged in a distribution of the Registrable Shares pursuant to this Agreement, Pharmagesic shall (1) distribute the Registrable Shares solely in the manner described in the Prospectus and (ii) cease distribution of such Registrable Shares upon receipt of written notice from the Corporation that the Prospectus contains any misleading or untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

6.3	Form of Request. Any request by Pharmagesic pursuant to Article 2 or 3 shall:
(a)	specify the number and class of Registrable Shares which Pharmagesic intends to offer and sell;
(b)	express the intention of Pharmagesic to offer or cause the offering of such Registrable Shares;
(c)	describe the nature or methods of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made;
(d)
contain the undertaking of Pharmagesic to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Corporation to comply with applicable Canadian Securities Laws and applicable tax laws; and

(e)	specify whether such offer and sale shall be made by an underwritten or agency offering.

ARTICLE 7
REGISTRATION EXPENSES.
7.1
Corporation’s Expenses on a Demand Registration. Subject to section 7.3, all expenses incident to the Corporation’s performance of or compliance with Article 2 of this Agreement, including, without limitation, its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by the Corporation, all registration, listing and filing fees, fees of transfer agents and registrars, fees and expenses of compliance with securities or blue sky laws, printing expenses, road show expenses, fees and disbursements of counsel for the Corporation, fees and expenses of the Corporation’s auditors, the expenses and fees for listing the securities to be Registered on each securities exchange on which any restricted voting shares are then listed (collectively, the “Registration Expenses”) will be borne by the Corporation, other than the fees, expenses and commissions of any underwriters or agents, which will be borne pro rata by the Corporation and by Pharmagesic (to the extent not borne by the underwriters or agents) on the basis of each party’s proportional share of the aggregate proceeds of the offering.

7.2
Corporation’s Expenses on a Piggyback Registration. All expenses incident to the Corporation’s performance of or compliance with Article 3 of this Agreement, including the Registration Expenses, will be borne by the Corporation, other than the fees, expenses and commissions of underwriters or agents, which will be borne pro rata by the Corporation, the Initiating Holders (or the Corporation on behalf of the Initiating Holders) and Pharmagesic on the basis of each party’s proportional share of the aggregate proceeds of the offering.

7.3
Withdrawal. Pharmagesic agrees that in the event it withdraws any Registration request with respect to a Demand Registration, Pharmagesic shall pay the Registration Expenses incurred in respect of such Registration under section 7.1.

ARTICLE 8
INDEMNIFICATION.
8.1
Indemnification by the Corporation. In the event of a Registration of the Registrable Shares pursuant to the terms hereof the Corporation agrees to indemnify, hold harmless and defend, to the fullest extent permitted by law, Pharmagesic and its affiliates, and any underwriter or agent participating in the offering pursuant to such Registration and its affiliates, and their respective officers, directors and employees against all losses (other than losses of profit), claims, damages, liabilities and expenses (including, without limitation, legal and other expenses except as limited by section. 8.4), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, caused by (i) any misleading or untrue or alleged misleading or untrue statement of a material fact contained in any Prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, or (iii) any violation by the Corporation of applicable securities laws in the jurisdictions in which the Registration was made. Notwithstanding the foregoing, the Corporation shall not be liable to any such indemnified party in any such case to the extent such claim arises out of any misleading or untrue statement or alleged misleading or untrue statement of a material fact or omission or alleged omission of a material fact in such Prospectus or amendment or supplement thereto which relates to Pharmagesic or the Registrable Shares or is included in a Prospectus or amendment or supplement thereto in reliance upon, and in conformity with, written information furnished to the Corporation by, or on behalf of, such indemnified party specifically for use therein. The reimbursements required by this section 8.1 will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

8.2
Indemnification by Pharmagesic. In the event of a Registration of the Registrable Shares pursuant to the terms hereof, Pharmagesic agrees to indemnify, hold harmless and defend, to the fullest extent permitted by law. the Corporation, its directors, officers and employees and each underwriter or agent against all losses (other than losses of profit), claims, damages, liabilities and expenses (including, without limitation, legal and other expenses except as limited by section 8.4), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, caused by (i) any misleading or untrue or alleged misleading or untrue statement of a material fact contained in any Prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, or (iii) any violation by Pharmagesic of applicable securities laws in the jurisdictions in which such Registration was made, but only to the extent that such misleading or untrue or alleged misleading or untrue statement or omission or alleged omission of a material fact is contained in any information regarding Pharmagesic, and its plan of distribution of the Registrable Shares or other information, furnished in writing to the Corporation or any managing underwriter or agent by, or on behalf of, Pharmagesic expressly for use in the Prospectus. The reimbursements required by this section 8.2 will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

8.3
Procedure. Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give such notice shall not limit the rights of such Person except to the extent such failure to give notice shall materially prejudice the rights of the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment (with written advice of counsel) a conflict or potential conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim (and the indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party), permit such indemnifying party to assume the defense of such claim. Any defense will be through legal counsel approved by the party making the claim for indemnification (which approval will not be unreasonably withheld or delayed) and no admission of liability will be made by the Corporation or Pharmagesic, as the case may be, or the party making the claim for indemnification without, in each case, the consent of the other party, which consent will not be unreasonably withheld or delayed. The party making the claim for indemnification will have the right to employ separate counsel in any suit and participate in its defense but the fees and expenses of such counsel will be at the expense of the party making the claim for indemnification unless (i) the indemnifying party fails to assume the defense of the suit on behalf of the party making the claim for indemnification within 20 days of receiving notice of the suit; (ii) the retainer of separate counsel has been authorized by the indemnifying party or (iii) a conflict or potential conflict exists or may exist (based upon written advice of counsel to an indemnifying party) between such indemnified party and the other indemnified parties (in each of which cases the indemnifying party will not have the right to assume the defense of the suit on behalf of the party making the claim for indemnification but will be liable to pay the reasonable fees and expenses of counsel for the party making the claim for indemnification). Each indemnified party will furnish that information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as will be reasonably required in connection with the defense of that claim and litigation resulting from that claim. Notwithstanding the foregoing, to the extent that the provisions on indemnification contained in an underwriting agreement entered into in connection with the underwritten Registration are in conflict with the foregoing provisions, the provisions in the underwriting agreement will prevail as among the parties to the underwriting agreement.

8.4
Alternative Contribution. Each party hereto agrees that, if for any reason the indemnification provisions contemplated by section 8.1 or section 8.2 are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein., then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or misleading or alleged untrue or misleading statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 8.4 were determined by pro rata allocation, or by any other method of allocation which does not take account of the equitable considerations referred to in this section 8.4. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above. shall be deemed to include any legal or other fees or expenses reasonably incur[r]ed by such indemnified party in connection with investigating or, except as provided in section 8.3, defending any such action or claim. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

8.5
Full Force and Effect. Solely for the purposes of the indemnity in this Article 8, the Corporation, Pharmagesic and any underwriter or agent shall be the trustee for and act on behalf of each of their respective affiliates, officers, directors, and employees. The indemnification and contribution provided for under this Agreement will remain in full party or any officer, director or employee of such indemnified party.

ARTICLE 9
OTHER COVENANTS AND AGREEMENTS
9.1
Participation in Registrations. If a Registration is contemplated on an underwritten or agency basis, Pharmagesic shall execute an underwriting or agency agreement containing customary representations, warranties and indemnities for the benefit of the underwriters or agents, as applicable, and the Corporation with respect to written information furnished by it expressly for use in the Prospectus. No Person may participate in any Registration hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting or agency arrangements approved by the Person or Persons entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, supplemental agreements and other documents consistent with the terms hereof which are required under the terms of such underwriting or agency arrangements.

9.2	No Inconsistent Agreements. The Corporation will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to Pharmagesic in this Agreement.
9.3
Transfer of Registration Rights. The rights and obligations granted to Pharmagesic under this Agreement may be assigned to a Person who is a transferee of Registrable Shares, on prior written notice to the Corporation provided that the assignee delivers to the Corporation an instrument in writing executed by the assignee confirming that it is bound by and shall perform all of the obligations of Pharmagesic under this Agreement as if it were an original signatory.

9.4
Termination of Registration Rights. The registration rights hereunder shall terminate on such date as (i) no portion of the Debenture (including accrued interest) remains outstanding, and (ii) CK Life Sciences Int’l., (Holdings) Inc. does not beneficially own or control, directly or indirectly, 10% or more of the outstanding restricted voting shares.

9.5
No Breach of Debenture. The carrying out of a Registration by the Corporation in which Pharmagesic sells any Registrable Shares, including the sale of securities and the payment of Registration Expenses by the Corporation in relation to any such Registration, will not constitute a breach by the Corporation of the tennis of the Debenture.

ARTICLE 10
GENERAL
10.1.1
Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

10.1.2
Amendments and Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived at any time only by the written agreement of the Corporation and Pharmagesic. Any waiver, permit, consent or approval of any kind or character on the part of the Corporation or Pgarnagesuc of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing.

10.1.3
Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto.

10.1.4
Final Agreement. This Agreement constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings with respect to such matters.

10.1.5
Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

10.1.6
Headings. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to “articles” and “sections” are to articles and sections of this Agreement.

10.1.7
Notices. Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or telecopied in the case of:

(a)	the Corporation, addressed as follows:
WEX Pharmaceuticals Inc.
Suite 1601-700 West Pender Street
Vancouver, British Columbia
V6C 1G8
Attention: Dr. Edge Wang
Telecopier: (604)
683-8868
with a copy to:
Fasken Martineau DuMoulin LLP
Barristers & Solicitors
2100-1075 West Georgia Street
Vancouver, British Columbia
V6E 3G2
Attention: Lata Casciano
Telecopier: (604)
632-4746

(b)	Pharmagesic, addressed as follows:
Pharmagesic (Holdings) Inc.
369 Charles-Peguy Est, La Prairie
Quebec, J5R 3E8
Attention: Victor Tong
Telecopier: (450) 654-4119
or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. The date of receipt of any such notice, request, consent, agreement, or approval shall be deemed to be the date of delivery or telecopy (if during normal business hours, or, if not, the next Business Day).
10.1.8	Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
10.1.9
Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument. Each party shall receive a duplicate original of the counterpart copy or copies executed by it and the other party.

10.1.10
Injunctive Relief. Each of the parties hereto acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that in the event of such a breach hereof the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach hereof. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

This Agreement is made by the parties as of the date first set forth above.

PRARMAGESIC (HOLDINGS) INC.

Per:	“Victor Tones”
Name: Victor Tong
Title: Authorized Signatory

WEX PHARMACEUTICALS INC.

Per:	“Edge Wang”
Name: Edge Wang
Title: President and CEO

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE
SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE FEBRUARY 17, 2008.
CONVERTIBLE DEBENTURE
WEX PHARMACEUTICALS INC.
incorporated under the laws of Canada
THIS DEBENTURE is issued as of and dated for reference the 17`}’ day of October, 2007 (the “Issue Date”) by WEX PHARMACEUTICALS INC. (the “Corporation”), whose chief executive office is located at 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, to and in favour of Pharmagesic (Holdings) Inc. (the “Holder”), a company incorporated under the laws of Canada and having an office at 369 Charles-Peguy Est, La Prairie, Quebec, J5R 3E8
FOR VALUABLE CONSIDERATION (the receipt and sufficiency of which are hereby conclusively acknowledged), the Corporation covenants, agrees, acknowledges, represents and warrants to and in favour of the Holder as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
Each word and phrase defined in Schedule “A” is used in this Debenture (whether with or without initial capitals) with the respective defined meaning assigned to it in Schedule “A”.
1.2 Statutes
A reference in this Debenture to a statute refers to that statute as it may be amended from time to time, and to any restated or successor legislation of comparable effect.
1.3 Agreements
Each reference in this Debenture to any Agreement (including this Debenture, the Subscription Agreement and any other defined term that is an Agreement) shall be construed so as to mean such Agreement (including any attached schedules, appendices and exhibits) as amended, supplemented, and otherwise modified from time to time and each amendment and restatement, novation and replacement of it from time to time.
1.4 Successors
Each reference in this Debenture to any body corporate (including any party hereto) shall be construed so as to include such body corporate and its successors, both immediate and derivative. to the extent the context so admits.

1.5 Subdivisions and Headings
The division of this Debenture into Articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.
1.6 Number and Gender
In this Debenture, words (including defined terms) in the singular include the plural and vice-versa (the necessary changes being made to fit the context) and Words in one gender include all genders.
ARTICLE 2
PROMISE TO PAY
2.1 Promise to Pay
For value received, the Corporation hereby promises to pay to or to the order of the Holder, on the Maturity Date, or or such earlier date as the principal moneys may become payable in accordance with the terms hereof, a principal sum (the “Principal Amount”) equal to the sum of the Initial Advance and all Subsequent Advances which aggregate principal amount shall not exceed Fifteen Million Six Hundred Thousand Canadian Dollars (Cdn.$15,600,000) at the office of the Holder described at the commencement of this Debenture, or at such other place as the Holder may designate from time to time by notice to the Corporation, and shall pay interest thereon accrued from the date of advance until the Principal Amount is repaid, subject to sections 4.4 and 6.1, at the rate of LIBOR, plus four percent per annum. The interest rate will be established, in advance, initially, on the Issue Date, and thereafter, semi-annually on each Payment Date. Interest will accrue daily, both before and after maturity, default or judgment, together with interest on overdue interest at the Default Interest Rate. Interest shall be calculated and paid (but not compounded) on March 31, 2008 and thereafter semi-annually on September 30th and March 31st of each year (each such date being a “Payment Date”), or otherwise upon Default by way of the issuance of Common Shares at the Interest Price in effect at the date of the interest payment. The Common Shares will be issued to the Holder within three business days of the earlier of the date specified in a written notice delivered by the Holder to the Corporation, the Maturity Date or in the event a certificate is delivered to the Holder pursuant to section 5.2, the Extended Maturity Date and a Default (unless waived by the Holder with respect to a Default). For greater certainty the first interest payment will be for the period commencing on the date hereof and ending on March 31, 2008. The foregoing payments are to be made in accordance with the terms of this Debenture.
2.2 Initial Advance
The Initial Advance will be made by the Holder to the Corporation on the Issue Date.

2.3 Subsequent Advances
The Holder shall make Subsequent Advances to the Corporation on the seventh day following the end of each financial quarter specified below in the respective amount specified below:

Amount of
Quarter End	Subsequent Advance

December 31, 2007	$1,500,000
March 31, 2008	$2,000,000
June 30, 2008	$2,000,000
September 30, 2008	$2,000,000
December 31, 2008	$2,000,000
March 31, 2009	$4,100,000
provided that:
(a)
the Corporation delivers to the Holder a written request specifying the amount of the Subsequent Advance at least 20 days before the date of the Subsequent Advance as well as a Compliance Certificate which provides, inter alia, that the Corporation is in compliance with the Business Plan;

(b)
the representations, warranties and covenants of the Holder set forth herein and in the Subscription Agreement are true and correct on and as of such date, all as though made on and as of such date (other than changes identified in the Compliance Certificate which do not constitute a Default hereunder);

(c)	no event or condition has occurred and is continuing or would result from such Subsequent Advance which would constitute a Default;

(d)	such Subsequent Advance will not violate any Applicable Law then in effect; and

(e)
in the event of a rights offering or other financing by the Corporation, the Holder reserves the right to adjust the amount of Subsequent Advances (including reduction thereof) and/or the times of payment set out above. If a change of Subsequent Advances is necessary, the Holder and the Corporation shall by mutual agreement determine the amount and timing of Subsequent Advances and any resulting change to the Business Plan or the Use of Proceeds in Schedule “C” to the Subscription Agreement.

In the event that any of these conditions are not satisfied, the Holder shall have no obligation to make a Subsequent Advance.

2.4 Grid
The Corporation hereby appoints the Holder as its duly authorized agent to record on the Grid:
(a)	any and all Advances made by the Holder to the Corporation; and

(b)
all payments made by the Corporation on account of the Principal Amount outstanding from time to time under this Debenture, and to adjust the balance of the Principal Amount owing under this Debenture by the Corporation to the Holder from time to time to reflect payments made by the Corporation. The Principal Amount outstanding from time to time under this Debenture as evidenced on the Grid shall, absent manifest error, constitute presumptive evidence thereof, provided that notwithstanding the state of the Grid, the failure of the Holder to record any amounts owing hereunder on the Grid shall not affect the obligation of the Corporation to pay to the Holder the amounts due and payable by the Corporation hereunder.

ARTICLE 3
COVENANTS
3.1 Positive Covenants
Subject to Section 6.12, the Corporation agrees with the Holder, until the date the Principal Amount and any accrued and unpaid interest thereon have been paid, the Corporation will:
(a)	at all times preserve and maintain its corporate existence and that of its Principal Subsidiaries;

(b)
duly and punctually pay the principal amount and any accrued and unpaid interest thereon and all other monies required to be paid to the Holder pursuant to this Debenture in the manner set forth herein;

(c)	duly observe and perform each and every one of its covenants and agreements set forth in this Debenture and the Subscription Agreement;

(d)	ensure that all Common Shares that shall be issued in payment of interest or upon the full or partial conversion of this Debenture, shall be fully-paid and non assessable;

(e)	fulfill all the obligations of securities legislation, rules, regulations and policies in those Canadian jurisdictions in which it is a reporting issuer;

(f)	maintain its status as a reporting issuer not in default in those Canadian jurisdictions in which it is currently a reporting issuer;

(g)	fulfill all its contractual obligations with the Exchange and all other Canadian regulatory bodies;

(h)
ensure that all Common Shares outstanding and issued from time to time (including, without limitation, up to 312,000,000 Common Shares (subject to adjustment as herein provided) to be issued on the full or partial conversion of this Debenture and all of the Common Shares to be issued in payment of interest under this Debenture) continue to be or are listed and posted for trading on the Exchange;

(i)
maintain, repair, and use its assets (including, without limitation, the Material Assets) and conduct its business in a prudent, proper and efficient manner consistent with good business practices and in accordance with the Business Plan so as to preserve and protect its assets and the earnings, incomes and profits of the Corporation;

(j)	keep proper records and books of account in accordance with GAAP;

(k)	pay all taxes when due, except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves under GAAP have been established;

(I)
at all times maintain insurance by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and markets in which the Corporation and Subsidiaries are engaged, including, but not limited to, directors’ and officers’ insurance coverage, all as more particularly provided in the Subscription Agreement;

(m)	duly comply with all requirements of any Governmental Body and all Applicable Laws applicable to the Corporation and the Subsidiaries;

(n)	will forthwith upon becoming aware of the occurrence of a Default, provide the Holder with immediate notice thereof;

(o)
provided the Corporation receives the Initial Advance and other than with respect to (i) below has received any Subsequent Advance that has become payable from time to time in accordance with section 2.3, the Corporation will pay on demand any and all reasonable costs, charges and expenses, including any legal costs incurred by the Holder on the basis as between a solicitor and his own client, of and incidental to:

(i)	the negotiation and preparation of this Debenture, the Subscription Agreement and associated matters in accordance with and subject to the Subscription Agreement;

(ii)	any matter the Corporation asks the Holder to consider in connection with this Debenture after the grant of this Debenture;

(iii)	the Holder’s performance of any covenant in this Debenture;

(iv)	any default by the Corporation; and

(v)	any steps or proceedings taken under this Debenture or otherwise by reason of non-payment or procuring payment of the monies payable under the Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Holder incurring or being charged the same;

(p)
pay all reasonable expenses of any nominees of the Holder appointed or elected to the board of directors of the Corporation reasonably incurred in attending at meetings of the board of directors or any committees thereof;

(q)
in the event the Holder elects at any time not to have a nominee on the board of directors of the Corporation, give notice to the Holder of all meetings of the board of directors of the Corporation to permit a representative of the Holder to attend any Board meetings of the Corporation as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Holder’s nominees on the board of directors of the Corporation;

(r)	if so requested by the Holder, take all necessary steps to indemnify the Holder’s nominee director in accordance with the applicable law and the constating documents of the Corporation;

(s)	send to the Holder by both e-mail and regular mail:
(i)	quarterly unaudited consolidated financial statements of the Corporation and related management discussion and analysis to the Holder within 45 days after the end of each fiscal quarter;

(ii)	annual audited consolidated financial statements of the Corporation within 90 days of the end of each fiscal year;

(iii)	copies of all reports, financial statements and any other documents sent to the Corporation’s shareholders;

(iv)	a copy of the Business Plan within 15 days of approval by the board of directors of the Corporation;

(v)
monthly management accounts, which include profit and loss, balance sheet and cash flow variance analysis in the same format as Schedule “C” to the Subscription Agreement, and management comments on adherence to or deviation from the Business Plan within 20 days of the end of each month; and

(vi)	a Compliance Certificate within 45 days in respect of the first, second and third financial quarters and within 90 days in respect of the fourth financial quarter.

(t)	provide any other financial information relating to the Corporation and the Subsidiaries reasonably requested by the Holder;

(u)
promptly inform the Holder of the full particulars if a material change (actual, anticipated or threatened) or any change in a material fact occurs in the affairs of the Corporation or any of the Principal Subsidiaries;

(v)
ensure that the Corporation and each of its Principal Subsidiaries will keep in good standing all requisite licences, approvals, consents, agreements and authorizations necessary to enable the Corporation and its Principal Subsidiaries to conduct operations, (it being understood that certain non-material licenses, approvals, consents, agreements and authorizations will be permitted to lapse);

(w)	promptly provide the Holder with written notice of any material litigation;

(x)	use the Principal Amount only for the purposes specified in the Business Plan; and

(y)	at:
(i)
any reasonable time or times and upon reasonable prior notice, permit the Holder to visit the properties of any of the Corporation or the Subsidiaries, and to discuss the affairs, finances and accounts of the Corporation or the Subsidiaries with executive management including the officers appointed as (or performing the functions of) the chief executive officer and chief financial officer thereof; and

(ii)	at least quarterly, permit the Holder to meet with the Corporation’s chief financial officer for the purpose of reviewing the affairs, finances and accounts of the Corporation or the Subsidiaries.
3.2 Negative Covenants
Subject to section 3.1 and 6.12, without the prior written consent of the Holder or unless permitted pursuant to the Business Plan, the Corporation shall not and shall not permit any Subsidiary, to:
(a)	change the nature of its business or do any act or thing that would materially adversely affect its business, property, prospects or financial condition;

(b)	except in relation to the Plan or this Debenture, issue any securities or any options, warrants or securities convertible into shares or re-price any existing options;

(c)	except in the ordinary course of business for amounts not exceeding $500,000 and subject to the UOB Termination Agreements, borrow, create, incur, assume or suffer to exist any indebtedness;

(d)	sell, lease, assign, transfer, license or otherwise dispose of all or substantially all of its assets or any of its Material Assets;

(e)	redeem or repurchase shares, pay or declare dividends (or any other return of capital);

(f)	utilize the Principal Amount save as provided in the Business Plan including its use to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders;

(g)	guarantee the indebtedness of any Person other than its Subsidiaries;

(h)
enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of its undertaking or assets would become the property of any other Person;

(i)	enter into any partnership, joint venture or similar agreement or arrangement;

(j)
permit, dispose of or allow to lapse any intellectual property rights necessary to enable the Corporation and the Subsidiaries to conduct operations (including, without limitation, those associated with the Material Assets) or breach any representations, warranties and covenants associated with such intellectual property rights as set forth in the Subscription Agreement (it being understood that certain non-material intellectual property rights will be permitted to lapse);

(k)	except in the ordinary course of business and subject to the UOB Termination Agreements, create, incur, assume, suffer to exist, permit or grant a security interest, lien or encumbrance on its assets;

(l)	amend its constating documents;

(m)	allow any of their respective outstanding securities to be pledged or transferred;

(n)	purchase or acquire any fixed assets with a value of greater than $20,000;

(o)
hire or employ staff with an annual salary greater than $100,000 or hire or employ staff such that the total number exceeds by more than two persons the total headcount for the applicable time period as set forth in the Business Plan, it being understood that the foregoing is intended to cover new employees rather than the promotion or salary increases of existing employees;

(p)
enter into any contract or agreement concerning the Material Assets or in an amount that is greater than $20,000, other than in the latter case, those relating to the normal operations of the business; or

(q)
any of the Corporation, WEX Medical Limited or Nanning Maple Leaf Pharmaceuticals Co. Ltd. exceed by more than 10% in any quarter or on an annual basis its expense budget as set out in the Business Plan.

3.3 Financings
Notwithstanding any provisions herein, the negative covenants contained in sections 3.2(b) and (c) do not apply to financings during the Permitted Periods so long as:
(a)	the financings are subject to the right of first refusal, as applicable, in favour of the Holder as set out in Section 6(ii)(ix) of the Subscription Agreement;

(b)	the proceeds of any debt financings are subordinated to the indebtedness of the Corporation to the Holder;

(c)
the proceeds of such financings during the last three months immediately prior to the Maturity Date will be utilized in the ordinary course of the Corporation’s business for operating expenses, consistent with the Business Plan and the amount shall not exceed more than a reasonable amount required for 24 months of operating expenses; and

(d)
the proceeds of such financings during the last six months immediately prior to the Extended Maturity Date will be utilized first to repay any indebtedness of the Corporation to the Holder with the balance to be utilized in the ordinary course of the Corporation’s business for operating expenses, consistent with the Business Plan.

ARTICLE 4
DEFAULT
4.1 Events of Default
Each of the following events constitutes a Default:
(a)
the failure of the Corporation to pay the principal amount due under this Debenture on the due date thereof or to pay any other amounts due under this Debenture within three Business Days of the due date thereof

(b)	if the Corporation fails to keep, observe or perform any of the covenants set forth in sections 3.2(d), 3.2(h), 3.2(i), 3.2(m), 3.2(p) or 3.2(q);

(c)	if any of the representations and warranties in the Subscription Agreement or the Debenture are not true as at the time such representation or warranty was made;

(d)
save for the failure to pay amounts due under this Debenture or the covenants referred to in section 4.1(b), if the Corporation fails to keep, observe or perform any covenants, agreements, terms, conditions or provisions contained in this Debenture or the Subscription Agreement and such default continues until the later of the expiry of 30 days from the date of receipt of notice from the Holder to remedy such default;

(e)	in the event of a Change of Control or a Capital Reorganization;

(f)	if the Board of Directors of the Corporation fail in any fiscal year to approve a Business Plan for the forthcoming fiscal year;

(g)	in the event a cease trade order or Exchange trading suspension of the Common Shares shall be in effect for five consecutive trading days (excluding a suspension of all trading on the Exchange).;

(h)	a Bankruptcy Event with respect to the Corporation occurs;

(i)	any garnishment order or other equivalent process is issued or levied against the Corporation or a Subsidiary to recover payment of any amount exceeding $100,000 owing by the Corporation;

(j)
any failure of the Corporation or a Subsidiary to pay indebtedness exceeding $100,000 at the stated maturity thereof or as a result of which, the creditor may declare the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such debt, the effect of which is to permit the holder of such debt to declare the principal amount thereof to be due and payable prior to its stated maturity;

(k)	all or any material part of the assets of the Corporation or any Subsidiaries are executed, sequestered or distrained upon and such execution, sequestration or distraint:
(i)	relates to claims in the aggregate in excess of $100,000; and

(ii)
the Corporation or such Subsidiary does not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of pending appeal or otherwise), within 30 days from the date of entry thereof; and

(l)
final judgement for the payment of money in the aggregate in excess of $100,000 in excess of applicable insurance shall be rendered by a court of competent jurisdiction against the Corporation or any Subsidiary and the Corporation or such Subsidiary does not discharge same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of a pending appeal or otherwise), within 30 days from the date of entry thereof;

The occurrence of a Default shall be deemed to constitute a default by the Corporation of its obligations under this Debenture.

4.2 Effect of Default
Upon the occurrence of a Default, the Principal Amount, any accrued and unpaid interest thereon and any other monies owing to the Holder under this Debenture will immediately become payable. Upon the occurrence of a Default and at any time thereafter, the Holder may exercise all or any of the rights and remedies available to the Holder, whether available under this Debenture or available at law or in equity, including, without limitation, its rights pursuant to section 5.3.
4.3 Default Interest Rate
Following the occurrence and during the continuance of a Default, the Corporation shall pay interest in an amount calculated on the basis of the Default Interest Rate and all outstanding obligations under this Debenture, including unpaid interest, shall continue to accrue interest at that rate from the date of Default and until such Default is cured or waived.
4.4 Waiver
The Holder may waive any Default or any breach by the Corporation of any of the provisions of this Debenture. No waiver, however, shall be deemed to extend to a subsequent breach or Default, whether or not the same as or similar to the breach or Default waived, and no act or omission by the Holder shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or the rights of the Holder arising therefrom. Any such waiver must be in writing and signed by the Holder to be effective. No failure on the part of the Holder to exercise, and no delay by the Holder in exercising, any right under this Debenture shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.
ARTICLE 5
CONVERSION OF DEBENTURE
5.1 Conversion Privilege and Conversion Price
Subject to and upon compliance with the provisions of this Article 5, on or after the Maturity Date or after the occurrence of a Default or in the event of an Offer, this Debenture or any portion of the Principal Amount outstanding as of the Conversion Date (as defined below) may, at the option of the Holder, be converted into fully paid and non-assessable Common Shares at the Conversion Price in effect on the Conversion Date.
5.2 Extended Maturity Date
In the event the Corporation delivers on or before the Maturity Date a certificate executed by the Corporation’s Chief Executive Officer and Chief Financial Officer certifying that the Corporation will be unable to repay the Principal Amount on the Maturity Date, then subject to the provisions contained in section 5.1 and 5.3 and provided there has not occurred a Default, the Principal Amount will be payable on the Extended Maturity Date. For greater certainty, the Holder’s right to convert the Principal Amount on or after the Maturity Date or after the occurrence of a Default or in the event of an Offer shall continue in full force and effect regardless of the delivery of the certificate described in the previous sentence.

5.3 Conversion Procedure
In order to exercise the conversion right granted pursuant to section 5.1, the Holder must deliver to the Corporation at its principal office in Vancouver, British Columbia (or the registered office of the Corporation if it no longer has its principal office in Vancouver, British Columbia) a written notice signed by the Holder (a “Conversion Notice”) stating that the Holder elects to convert this Debenture, or a stated portion of the Principal Amount thereof to Common Shares. Such Conversion Notice will be deemed to constitute a contract between the Holder and the Corporation whereby:
(a)	the Holder subscribes for the number of Common Shares that it will be entitled to receive on such conversion;

(b)	the Holder releases the Corporation from all liability thereon or from all liability with respect to that portion of the Principal Amount thereof to be converted, as the case may be; and

(c)	the Corporation agrees that the delivery of such Conversion Notice constitutes full payment of the subscription price for the Common Shares issuable upon such conversion.
In the case of a conversion pursuant to section 5.1, the date of receipt by the Corporation of a Conversion Notice is herein referred to as the “Conversion Date”.
As promptly as practicable after the Conversion Date, the Corporation will issue or cause to be issued and deliver or cause to be delivered to the Holder a certificate in the name of the Holder for the number of Common Shares deliverable upon the conversion of such Debenture (or specified portion of the Principal Amount thereof to be converted) and provision will be made for payment in money in respect of any fraction of a Common Share as provided in section 5.5. Such conversion will be deemed to have been effected immediately prior to the close of business on the Conversion Date and at such time the rights of the Holder, either as holder of this Debenture or as holder of that portion of the Principal Amount of this Debenture to be converted, as the case may be, will cease and the Holder will be deemed to have become on such date the holder of record of the Common Shares; provided, however, that no such conversion on any date when the transfer registers for Common Shares of the Corporation are closed will be effective to constitute the Holder to be entitled to receive the Common Shares upon such conversion as the holder of record of such Common Shares on such date, but such conversion will be effective to constitute the Holder to be entitled to receive such Common Shares as the holder of record thereof for all purposes on the next succeeding Business Day on which such transfer registers are open.

The Corporation will pay to the Holder, by way of the issuance of Common Shares issued concurrently with the certificates for the Common Shares issuable on conversion pursuant to section 5.1, the amount of any interest accrued up to the Conversion Date on the Debenture or that portion of the Principal Amount to be converted, as the case may be.
5.4 Effect of Conversion
The issuance of Common Shares to the Holder on conversion of this Debenture will constitute full repayment of the Principal Amount. The Holder hereby agrees to surrender this Debenture in exchange for the share certificate issued by the Corporation to the Holder in respect of such conversion.
5.5 No Fractional Shares
Notwithstanding anything herein contained, the Corporation will not be required to issue fractional Common Shares in payment of interest or upon the conversion of the Debenture in whole or in part. If any fractional interest in a Common Share would, except for the provisions of this section 5.5, be deliverable in payment of interest or upon the conversion of this Debenture, the Corporation will adjust such fractional interest by paying to the Holder an amount equal to the fractional interest.
5.6 Adjustment of Cap Prices
The Cap Prices (and the number of Common Shares issuable upon exercise of the conversion rights and the obligations set forth hereunder) are subject to adjustment from time to time in the events and in the manner provided as follows:
(a)
If and whenever at any time after the date hereof and prior to the repayment of the Principal Amount and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Corporation:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary Course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,

(any of such events being called a “Common Share Reorganization”), then the Cap Prices will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Cap Prices in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
(b)
If and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation, fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(i)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 5.6 called the “Rights Period”), and

(ii)
the cost per Common Share during the Rights Period (Inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 5.6 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Cap Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Cap Prices in effect immediately prior to the end of the Rights Period by a fraction:

(A)	the numerator of which is the aggregate of:
(1)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(2)	a number determined by dividing the product of the Per Share Cost and:
(I)
where the event giving rise to the application of this subparagraph (2) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

(II)
where the event giving rise to the application of this subparagraph (2) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period;

by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(B)	the denominator of which is:
(1)	in the case described above subparagraph (A)(2)(I), the number of Common Shares outstanding, or

(2)	in the case described above subparagraph (A)(2)(ll), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (A)(2)(II) had been issued, as at the end of the Rights Period.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in the Securities Act (British Columbia)) of the Corporation will be deemed not to be outstanding for the purpose of any such computation.

(c)
If and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:

(i)	shares of the Corporation of any class other than Common Shares;

(ii)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Corporation (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price);

(iii)	evidences of indebtedness, or

(iv)	any property or other assets;

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Cap Prices will be adjusted effective immediately after such record date to a price determined by multiplying the Cap Price, in effect on such record date by a fraction:

(A)	the numerator of which is:
(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(2)
the amount by which the aggregate fair market value (as determined by action by the directors of the Corporation) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value (as determined by action of the directors of the Corporation) of the consideration, if any, received therefor by the Corporation, and

(B)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in the Securities Act (British Columbia)) of the Corporation will be deemed not to be outstanding for the purpose of any such computation.
No adjustment in a Cap Price is required to be made unless such adjustment would result in a change of at least one percent in the prevailing Cap Price, provided, however, that any adjustments which, except for the provisions of this sentence, would otherwise have been required to be made, will be carried forward and take into account in any subsequent adjustment.
If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act, then no adjustment in the Cap Prices will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Corporation fixing a record date for a Special Distribution or Rights Offering, the Corporation will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
5.7 Adjustments for Capital Reorganization
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Holder will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 5.7 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 5.7 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Corporation will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
5.8 Disputes
If at any time a dispute arises with respect to adjustments provided for in sections 5.6 and 5.7 such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Corporation and the Holder and any such determination will be binding upon the Corporation and the Holder and the Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

ARTICLE 6
GENERAL
6.1 Notices
Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Debenture (a “Notice”) shall be in writing and may be made or given by personal delivery or by facsimile addressed to the respective parties as follows:
To the Corporation:

WEX Pharmaceuticals Inc.
1601-700 West Pender Street
Vancouver, British Columbia V6C 1G8
Attention:  Dr. Edge Wang
Facsimile: (604) 683-8868
To the Holder:
Pbarmagesic (Holdings) Inc.
369 Charles-Peguy Est,
La Prairie, Quebec J5R 3E8
Attention: Victor Tong
Facsimile: 460-659-4119
or to such other address as such party may from time to time notify the others in accordance with this section 6.1. Any Notice made or given by personal delivery shall be conclusively deemed to have been given at the time of actual delivery or, if made or given by facsimile, at the opening of business on the first Business Day following the transmittal thereof. Any notice given by the Corporation shall bind the Corporation.
6.2 Time of the Essence
Time is and shall remain of the essence of each provision of this Debenture.
6.3 Governing Law
This Debenture shall be governed by, and inleipreted and e .forced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein without regard for principles of conflicts of law. The Corporation irrevocably attorns to the jurisdiction of the courts in the Province of British Columbia with respect to matters arising out of this Debenture.

6.4 Entire Agreement
There are no representations, warranties, conditions, covenants, other Agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Debenture or the subject matter hereof, other than as expressed herein and other than as may be expressed in the Subscription Agreement or any other written Agreement entered into between the Corporation and the Holder contemporaneously herewith. The execution of this Debenture has not been induced by, nor does the Corporation rely upon or regard as material, any representations, warranties, conditions, covenants, other Agreements or acknowledgments not expressly made in this Debenture or in the Subscription Agreement or in any other written Agreements to be delivered pursuant thereto or contemporaneously herewith.
6.5 Severability
If any provision of this Debenture is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom and the remaining provisions of this Debenture shall not be affected thereby and shall remain valid and enforceable.
6.6 Currency
All dollar amounts referred to herein are in Canadian dollars.
6.7 Amendment
This Debenture may only be amended, supplemented or otherwise modified by an Agreement signed by the Corporation and the Holder.
6.8 Binding Effect
This Debenture shall enure to the benefit of the Holder and their respective successors and assigns and any subsequent holder of this Debenture and shall be binding on the Corporation, its legal representatives (including receivers, managers, receivers and managers and trustees) and its successors.
6.9 Language
The parties to this Debenture have expressly required that this Debenture and all documents and notices relating hereto be drafted in English. Les parties aux presentes ont expressement exige que la presente convention et tous les documents et avis qui y sont afferents soient rediges en anglais.
6.10 Debenture Lost or Stolen
If this Debenture is mutilated, lost, stolen or destroyed, the Corporation shall, upon being furnished with evidence satisfactory to it of such mutilation, loss, theft or destruction, issue and deliver a new Debenture of like date and tenor as the one mutilated, lost, stolen or destroyed, in exchange for, in place of and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for the lost, stolen or destroyed Debenture.

6.11 Maximum Payments
Nothing continued herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges herewith exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Corporation to the Holder and thus refunded to the Corporation.
6.12 No Breach
Notwithstanding any of the provisions of this Debenture, the Holder hereby acknowledges and agrees that none of the following will result in a breach of the terms of this Debenture:
(a)
The carrying out of a Registration by the Corporation pursuant to the Registration Rights Agreement in which the Holder distributes Registerable Shares, including the sale by the Corporation of securities and the payment of Registration Expenses by the Corporation in relation to such Registration;

(b)	The payments by the Corporation of the amounts required to be paid by the Corporation pursuant to the Settlement Agreements;

(c)	The repayment by the Corporation of funds due under the Bridge Loan Facility; and

(d)	The payment by the Corporation of fees and disbursements to both the Corporation’s legal counsel and the Holder’s legal counsel in relation to the Transactions.
6.13 Further Assurances
At the Corporation’s cost and expense, upon request of the Holder, the Corporation shall duly execute and deliver or cause to be duly executed and delivered to the Holder such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Holder to carry out more effectually the provisions and purposes of this Debenture.

IN WITNESS WHEREOF, the Corporation has caused this Debenture to be duly signed and sealed as a deed and specialty obligation as of (notwithstanding any different execution date set out in any registrations forms attached hereto) the date set out at the commencement of this Debenture.

WEX PHARMACEUTICALS INC.
by its authorized signatory:

“Edge Wang”

(C/S)

SCHEDULE “A”
DEFINITIONS
“Advance” means the Initial Advance or a Subsequent Advance.
“Agreement” means any agreement, oral or written, any simple contract or specialty, and any indenture, instrument, bill of exchange or undertaking, including any lease.
“Applicable Laws” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law(zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law other than U.S. securities laws.
“Bankruptcy Event” means, with respect to any Person, that such Person does not pay or perform its obligations generally as they become due or admits its inability to pay or perform its debts generally, that such Person commits an act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada), any Bankruptcy Proceeding is instituted by or against that Person (excluding any Bankruptcy Proceeding being contested by that Person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Bankruptcy Proceeding is dismissed within 30 days of its commencement), or that Person takes corporate action to authorize any of the actions set forth above in this definition.
“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement or other like or similar relief in respect of any or all of the obligations of that Person, seeking the winding up, liquidation or dissolution of that Person or all or any part of its assets, seeking any award declaring, finding or adjudging that Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that Person.
“Bridge Loan Facility” means the loan facility evidenced by a letter loan agreement among the Corporation, CK Life Sciences (North America) Inc. and IWT Bio Inc. dated July 15, 2007, as amended October 1, 2007, pursuant to which CK Life Sciences (North America) Inc. has lent monies to the Corporation.
“Business Day” means a day on which banks are generally open for commercial lending and foreign exchange business in Vancouver and Toronto, Canada, which is not a Saturday or a Sunday.

“Business Plan” means, for any fiscal year, (a) forecast of expenditures, for the current fiscal year and each of the next two following fiscal years prepared on a consolidated basis supported by appropriate explanations, notes and information and commentary on key assumptions, and (b) budget including the details of any capital expenditure in excess of $20,000.00 (including the nature and type of such capital expenditure) to be made by the Corporation or its Subsidiaries during such fiscal year all as approved by the Corporation’s Board of Directors and the Holder, which approval will not be unreasonably withheld. The current approved Business Plan for 2007 and 2008 is set out in Schedule “C” to the Subscription Agreement.
“Canadian Dollars”, “CAD” and “$” each means dollars which are the lawful currency of Canada.
“Capital Reorganization” has the meaning ascribed to it in section 5.7.
“Cap Prices” means collectively the Minimum Price and the Maximum Price.
“Change of Control” means an offer is made to purchase outstanding voting shares of the Corporation and is accepted by a sufficient number of holders of such voting shares to constitute the offeror a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attached to the voting shares (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares).
“Common Share” means, subject to the provisions of Article 5, common shares without par value in the capital of the Corporation that have been re-designated as restricted voting shares effective prior to the date hereof (as the same may be redesignated from time to time) as such common shares exist at the close of business on the date of any determination or common shares resulting from a subdivision or consolidation thereof, or from successive subdivisions or consolidations, in any case without other change or reclassification.
“Common Share Reorganization” has the meaning ascribed to it in section 5.6.
“Compliance Certificate” means a certificate concerning compliance by the Corporation with its representations, warranties and covenants as set forth in the Subscription Agreement and the Debenture, substantially in the form of a certificate attached hereto as Schedule `B”.
“Conversion Date” has the meaning ascribed to it in section 5.3.
“Conversion Notice” has the meaning ascribed to it in section 5.3.
“Conversion Price” means the Current Market Price of the Common Shares less 30%, subject to a minimum of the Minimum Price and a maximum of the Maximum Price.
“Corporation” means WEX Pharmaceuticals Inc.

“Current Market Price” means an amount equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of the Common Shares traded on the Exchange for the last five trading days on which a trade in the Common Shares took place prior to the relevant notice date or the Extended Maturity Date, or for each trading day from the prior six month period prior to the Maturity Date in the event of conversion on the Maturity Date, or if the Common Shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and the Holder for that purpose.
“Debenture” means this convertible debenture and all schedules and other attachments attached hereto, and all references to “hereto”, “herein”, “hereof', “hereby” and “hereunder”, and to similar expressions, refer to this Debenture and not to any particular section or portion of it. References to “Article”, “section”, “paragraph” or “Schedule” refer to the applicable article, section, paragraph or schedule of this Debenture, as the case may be. References to the “commencement of this Debenture” refer to the page of this Debenture, which contains the beginning of Article 1.
“Default” means any of the events set out in section 4.1.
“Default Interest Rate” means the rate of LIBOR plus eight percent per annum.
“Disclosure Schedule” has the meaning set forth in the Subscription Agreement.
“Exchange” means the Toronto Stock Exchange.
“Expiry Date” has the meaning set forth in section 5.6(a).
“Extended Maturity Date” means the date that is two years after the Maturity Date.
“GAAP” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, including those set out in the Handbook of the Canadian Institute of Chartered Accountants.
“Governmental Body” means any international tribunal, agency, body, commission or other authority, any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada or any foreign jurisdiction, or any political subdivision of any thereof or any authority having jurisdiction therein other then the United States Securities and Exchange Commission.
“Grid” means the grid set forth in Schedule “C”.
“Holder” means the Holder as defined above and shall also include any assignee of or successor to the rights of the Holder and any purchaser of this Debenture from the Holder or from any current holder hereof.

“including” means including without limitation and shall not be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it, and “include” and “includes” shall be construed in like manner.
“Initial Advance” means the Advance by the Holder to the Corporation on the Issue Date in the principal amount of $2,000,000.
“Interest Price” means the Interest Share Market Price of the Common Shares less 30%, subject to a minimum of the Minimum Price and a maximum of the Minimum Price and the Maximum Price.
“Interest Share Market Price” means an amount equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of the Common Shares traded on the Exchange for each trading day on which a trade in the Common Shares took place for the six month period prior to the relevant interest payment date or if the Common Shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and the Holder for that purpose.
“Issue Date” has the meaning set forth on the first page of this Debenture.
“LIBOR” means, for the Issue Date and any Payment Date, the rate of interest per annum, based on a 360-day year (rounded up to the nearest 1/16%), for deposits in Canadian dollars for a 6 month interest period which is quoted on the British Bankers Association LIBOR Rates Telerates Screen as of 11 a.m. (London time) on the second Business Day before the Issue Date or such Payment Date, as the case may be.
“losses and expenses” means losses, costs, expenses, damages, penalties, causes of action, actions, judgments, suits, proceedings, claims, claims over, claims for contribution and indemnity, demands and liabilities, including any applicable court costs and legal fees and disbursements on a solicitor and client scale, and “loss and expense” shall be construed in like manner.
“Maturity Date” means the date that is two years after the Issue Date.
“Material Assets” means all intellectual property relevant to the Tectin product; all equipment necessary for the production of the Tectin product and all related clinical trial data and research results/records.
“Maximum Price” means $1.75, as may be adjusted pursuant to the terms hereof.
“Minimum Price” means $0.05, as may be adjusted pursuant to the terms hereof.
“Notice” has the meaning ascribed to it in section 6.1.

“obligations” means indebtedness, obligations, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “obligation” and “obligated” shall be construed in like manner.
“Offer” means an offer to purchase more than 50% of the outstanding voting shares of the Corporation.
“Payment Date” has the meaning set forth in section 2.1.
“Per Share Cost” has the meaning ascribed to it in section 5.6(b)(ii).
“Permitted Period” means the last three months immediately prior to the Maturity Date and the last six months immediately prior to the Extended Maturity Date.
“Person” means an individual, corporation, estate, partnership, trust, joint venture, other legal entity, unincorporated association or Governmental Body.
“Plan” means the stock option plan of the Corporation, as amended from time to time.
“Principal Amount” has the meaning set forth in section 2.1.
“Principal Subsidiaries” means IWT Bio Inc., Nanning Maple Leaf Pharmaceutical Co., Ltd., WEX Medical Corporation and WEX Medical Limited and any other Subsidiaries, that are not inactive or become not inactive.
“Registration” has the meaning ascribed in the Registration Rights Agreement.
“Registration Expenses” has the meaning ascribed in the Registration Rights Agreement.
“Registerable Shares” has the meaning ascribed in the Registration Rights Agreement.
“Registration Rights Agreement” means the agreement dated of even date hereof between the Corporation and the Holder pursuant to which the Corporation agrees to complete a Registration in prescribed circumstances.
“rights” means rights, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or hereafter arising), whether arising by contract or statute, at law, in equity or otherwise, and “right” shall be construed in like manner.
“Rights Offering” has the meaning ascribed to it in section 5.6(b)(ii).
“Rights Period” has the meaning ascribed to it in section 5.6(b)(i).

“Settlement Agreements” means each of the agreements among the Corporation and some or all of the following parties: Wex Medical Limited, Frank Shum, Donna Shum, Tianjin Fairwood Furniture MFG. Co. Ltd., Edge Wang, Michael Luan, Guangxi Science, Technology and Economy Development Centre, Yang Song Yang and the Holder pursuant to which the Corporation or its affiliates is required to make payments in relation to the settlement of claims, the purchase of shares or the payment of consulting fees.
“Special Distribution” has the meaning ascribed to it in section 5.6(c)(iv).
“Subsidiary” has the meaning ascribed to such term in the Canadian Business Corporations Act;
“Subscription Agreement” means the Subscription Agreement dated for reference July 15, 2007 as amended August 14, 2007 among the Corporation and the Holder pursuant to which the Holder has agreed to subscribe for Common Shares in the capital of the Corporation, all as more particularly described therein.
“Subsequent Advance” means an Advance made by the Holder to the Corporation pursuant to section 2.3.
“successor” of a body corporate shall be construed so as to include:
1.	any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

2.	any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is party;

3.	any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation;
any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clauses 1, 2 or 3.
“Transactions” means the transactions completed in relation to this Debenture, the Subscription Agreement, the Bridge Loan Facility, the Registration Rights Agreement and the Settlement Agreements.
“UOB Termination Agreements” means the termination agreements among the Corporation, WEX Medical Limited and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE E Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”), dated June 18, 2007.

SCHEDULE “B”
CERTIFICATE OF COMPLIANCE

To:	Pharmagesic (Holdings) Inc. (the “Holder”)

Re:	Convertible Debenture (the “Debenture”) dated , 2007 between VEX Pharmaceuticals Inc. (the “Corporation”) and the Holder
The undersigned officer of the Corporation, in such capacity and not in any personal capacity whatsoever, hereby certifies:
I am the duly appointed Chief Financial Officer of the Corporation, and as such I have knowledge of the business and affairs of the Corporation.
I am providing this certificate in connection with the Debenture and am familiar with and have examined the Debenture.
The representations and warranties by the Corporation of the Subscription Agreement are true and correct on the date hereof save for the following updates to the Disclosure Schedule thereto:
<*>
To the best of my knowledge, information and belief, and after due inquiry the Corporation is in compliance with all requirements of the Business Plan and all of the provisions of the Debenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a Default.
Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Debenture.
DATED the                      day of                                         , 20_____.

Name:
Title:

Schedule “C”
Grid Schedule

Date of Advance			Outstanding
or repayment of	Amount of	Amount of	Principal	Interest	Outstanding
Principal Amount	Advance	Repayment	Amount	Price	Interest	Signature

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

WEX PHARMACEUTICALS INC.	220185-2
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:	Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément á l’avis ci-joint;

b)	under section 27 of the Canada Buisness Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw	October 16, 2007 / le 16 octobre 2007 Date of Amendment — Date de modification
Director - Directeur

Form 4 Instructions [3] Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA. A: if an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 1C and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased MJANS* search report dated not more than ninety (90} days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS* search. D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient please attach a schedule to the tarn. [4] Declaration This form must be signed by a director or an officer of the corporation (subsection 262(2} of the CBCA). General The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under the Privacy Act. If you require mow information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at , 613-941 -9042 (Ottawa region), toll-free at 1 -866-333-5556 or by email at scanada@ic,gc.ca. Prescribed Fees Corporations Canada Online Filing Centre: $200 By mail or fax: $200 paid by to the payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa). Important Reminders Changes of registered office address and/or mailing address; Complete and file Change of Registered Office Address (Form3). Changes of directors or changes of a director’s address: Complete and file Changes Regarding Directors (Form 6). These forms can be filed etectronically, by mail or by fax free of charge. File documents online: Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca Or send documents by mail: Director General, Corporations Canada Jean Edmonds Tower South 9th Floor 365 Laurier Ave. West Ottawa ON K1A OC8 By Facsimile: 613- 941-0999 Articles of Amendment (Section 27 or 177 of the Canada Business Corporations Act (CBCA)) 1 Corporation name WEX Pharmaceuticals Inc. Corporation number 220185-2 3 The articles are amended as follows: (Please note that more than one section can be filled out) A: The corporation changes its name to: B: The corporation changes the province or territory in Canada where the registered office is situated to: (Do not indicate the full address) C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options) minimummaximum: D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify. SEE ATTACHED SCHEDULE A 4 Declaration I I hereby certify that I am a director or an officer of the corporation. Edge Wang r^fjrfMue rtiEK&iE ala/^m ’ Note: Misrepresentation constitutes an offeree and. on summary conviction. a person .s ;lable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both subsecton 250(1) of the CBCA).

WEX PHARMACEUTICALS INC.
SCHEDULE A TO ARTICLES OF AMENDMENT
The articles of WEX Pharmaceuticals Inc. (the “Corporation”) be amended to:
A.
Change the designation of the Common shares of the Corporation to `restricted voting shares” and replace the rights, privileges, restrictions and conditions attached to the unlimited no par value Common shares, redesignated as restricted voting shares (without par value) of the Corporation, with the rights, privileges, restrictions and conditions as set out below; and

B.	Create a new class of share, limited to one share, to be designated Class A Special share and to have attached thereto the rights, privileges, restrictions and conditions as set out below;
By deleting article 3 of the articles of incorporation and replacing it with the following:
“The Corporation is authorized to issued an unlimited number of restricted voting shares, which shall have attached to them the rights, privileges, restrictions and conditions set out in Schedule I hereto, and one Class A Special share, which shall have attached to them the rights, privileges, restrictions and conditions set out in Schedule II hereto;”
and by attaching to the articles of incorporation, Schedules I and II attached hereto.

SCHEDULE I
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE RESTRICTED VOTING SHARES
The restricted voting shares (the “Restricted Voting Shares”) of WEX Pharmaceuticals Inc. (the “Corporation”) shall have the following rights, privileges, restrictions and conditions:
1. Voting
The holders of the Restricted Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Restricted Voting Share held.
2. Dividends
The holders of the Restricted Voting Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of the monies of the Corporation properly available for the payment of dividends, dividends in such amount and in such form as the directors of the Corporation may from time to time determine.
3. Dissolution
Subject to the rights of the holders of the Class A Special share, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Restricted Voting Shares shall be entitled to participate equally, share for share, at the sane time, in the distribution of the remaining property and assets of the Corporation.

SCHEDULE II
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE CLASS A SPECIAL SHARE
The Class A Special share (the “Class A Share”) of WEX Pharmaceuticals Inc. (the “Corporation”) shall have the following rights, privileges, restrictions and conditions (the “Class A Provisions”):
1. Interpretation
1.1 Definitions
Where used in these Class A Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Act” means the Canada Business Corporations Act;
“affiliate” has the meaning ascribed thereto in the Act;
“board” or “board of directors” means the board of directors of the Corporation;
“business day” means a day other than a Saturday, Sunday or any other statutory holiday in the City of Toronto, Ontario or City of Vancouver, British Columbia;
“CKLS” means CK Life Sciences lnt’l., Inc.;
“CKLS Entity” means CKLS or an entity it designates in writing to the Corporation pursuant to Section 20 of the Subscription Agreement that holds the Class A Share;
“CKLS Representative Number” means the number of directors equal to the number determined by the following formula:

total number of Restricted Voting Shares issued and held by
CKLS, directly or indirectly, on the date of election
total number of Restricted Voting Shares issued and outstanding in	X number of sitting Directors
the capital of the Corporation on the date of election
rounded up to the nearest whole number (less, for greater certainty; the number of directors appointed or nominated for or elected by the Class A Holder who are currently sitting and whose term is not expiring) to a maximum of one half of the number of sitting directors;
so long as (1) the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or (2) CKLS beneficially owns or controls, directly or indirectly, 10% or more of the outstanding Restricted Voting Shares of the Corporation and, zero otherwise;

“CKLS Directors” means the directors nominated by the Class A Holder to be elected or appointed to the Board;
“Class A Holder” means the holder of the Class A Share which shall be the CKLS Entity or any affiliate of CKLS to which the Class A Share has been transferred;
“Restricted Voting Shares” means the restricted voting shares without par value in the capital of the Corporation;
“Convertible Debenture” means the convertible debenture in the principal amount of $15,600,000 issued to the CKLS Entity pursuant to the Subscription Agreement;
“Designated Officers” means the Chief Executive Officer, the Chief Financial Officer and the Chief Scientific Officer of the Corporation;
“director” means a director of the Corporation;
“herein”, “hereto”, “hereunder”, “hereof’, “hereby” and similar expressions mean or refer to these Class A Provisions and not to any particular section, paragraph, clause, subclause, subdivision or portion hereof, and the expression “Section” followed by a number or a letter means and refers to the specified section of these Class A Provisions;
“NMLP” means Nanning Maple Leaf Pharmaceutical Co., Ltd.; and
“Subscription Agreement” means the Subscription Agreement dated as of July 15, 2007 as amended as of August 14, 2007 between the Corporation and CKLS.
1.2 Gender; etc.
Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.
1.3 Currency
Unless otherwise indicated, all monetary amounts referred to herein shall be in lawful money of Canada.
1.4 Headings
The division of these Class A Provisions into sections, paragraphs or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.
1.5 Business Day
In the event that any date upon which any action is required to be taken by the Corporation or any CKLS Entity hereunder, is not a business day, then such action shall be required to be taken on or by the next succeeding day which is a business day.

2. Right to Notice and to Attend Shareholder Meeting
The Class A Holder shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation which the holders of the Restricted Voting Shares are entitled to attend.
3. Voting
The Class A Holder shall have the right, separately as a class, to elect the CKLS Representative Number of directors of the Corporation from time to time as provided herein. Except as herein provided or as otherwise required by the Act, the Class A Holder shall not be entitled, as such, to vote at any meeting of the shareholders of the Corporation.
The Class A Holder may exercise its right to elect the CKLS Representative Number of directors pursuant to this Section 3 by (1) subject to the receipt of waivers, if applicable, by directors or former directors of the rights of such directors under section 110(2) of the Act which waiver evidences compliance with section 142(1) of the Act, a resolution in writing signed by the Class A Holder annually and provided to the Corporation, or (2) a resolution passed by the Class A Holder at an annual meeting of the Class A Holder duly called and held for that purpose immediately following the annual meeting of the holders of the Restricted Voting Shares. The quorum at meetings of the Class A Holder consist of the CIass A Holder or a duly appointed proxyholder or representative of the Class A Holder.
The Class A Holder’s right to elect the CKLS Representative Number of directors is subject to the CLKS Directors meeting the requirements of all applicable securities and corporate legislation, regulations and policies for directors, including those relating to residency requirements and proper consents to act in such capacity are provided to the Corporation prior to the time of the election.
4. Officer Designation Rights
So long as the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or CKLS beneficially owns or controls, directly or indirectly, 10% or more of the outstanding Restricted Voting Shares of the Corporation:
(a)
the Corporation and the board will not appoint or dismiss the Chairman, the Vice-Chairman if applicable, or the Chairman of the Audit Committee without the prior written approval of the Class A Holder;

(b)	the board shall appoint one of the Class A Holder’s representatives on the board to fill the position of Chairman of the board;

(c)	subject to applicable law, the Class A Holder shall be entitled to designate the appointment and termination of the Designated Officers, which shall be effected by the board; and

(d)
subject to the applicable law, the Class A Holder shall be entitled to designate the appointment and termination of appointment of the Chairman of the Corporation’s subsidiary, NMLP, which shall be effected by the board.

The Class A Holder’s right with respect to the appointment of officers under this section is subject to the officers meeting the requirements of all applicable securities and corporate legislation, regulations and policies for officers.
The Class A Holder may exercise such rights by a resolution in writing signed by the Class A Holder and provided to the Corporation or by a resolution passed by the Class A Holder at a meeting of the Class A Holder duly called and held for that purpose.
5. Dividends
The Class A Share shall not be entitled, as such, to receive any dividends.
6. Dissolution
In the event of a liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, there will be paid to the Class A Holder, in respect of the Class A Share held by such holder, in preference to and priority over any distribution or payment on any other share in the capital of the Corporation the amount of $1.00, and after such payment the Class A Holder shall not be entitled to participate in any further distribution of property or assets of the Corporation in respect of the Class A Share held.
7. Automatic Cancellation
The Class A Shares shall automatically be cancelled, without any further action on the part of the Corporation, if the CKLS Entity at any time ceases to beneficially own or control, directly or indirectly, 10% or more of the issued and outstanding Restricted Voting Shares and no part of the Convertible Debenture (including any accrued interest) remains outstanding.
8. Transfer Restriction
The Class A Share is non-transferable and non-assignable except to an affiliate of CKLS.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

WEX PHARMACEUTICALS INC.	220185-2

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:	Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c) en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur	October 21, 2004 / le 21 octobre 2004 Date of Amendment - Date de modification

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadieene sur les société par actions

FORM 4	FORMULAIRE 4
ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
(SECTION 27 OR 177)	(ARTICLE 27 OU 177)

1 - Name of the corporation - Dénomination sociale de la société	2 - Corporation No. - N° de la société

International Wex Technologies Inc.	220185-2

3 - The articles of the above-named corporation are amended as follows:	Les statuts de la société méntionnée ci-dessus sont modifies de la façon suivante:
To change the name of the Corporation from INTERNATIONAL WEX TECHNOLOGIES INC. to WEX PHARMACEUTICALS INC. by deleting paragraph 1 of the Articles of Incorporation of the Corporation and inserting the following in place thereof:
1. “WEX PHARMACEUTICALS INC.”
such change of name to be effective upon the date of issuance of the Certificate of Amendment.

Signature	Printed Name - Nom en letters moulées	4 - Capacity of - En qualité de	5 - Tel. No. = N° de tél.
/s/ Hay Kong Shum	Hay Kong Shum	CEO	604-683-8880
FOR DEPARTMENTAL USE ONLY - À L’USAGE DU MINISTERE SEULEMENT
OCT 21 2004
3069 (2003/06) (cxm) IF-199

Industry Canada                  Industriefpp Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

International Wex Technologies Inc.	220185-2

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended	Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

(b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c) en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization.	☐	d) en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes.

October 16, 1997/le 16 octobre 1997
Director - Directeur	Date of Amendment - Date de modification

CANADA BUSINESS	LOI SUR LES SOCIÉTÉS
CORPORATIONS ACT	COMMERCIALES CANADIENNES
FORM 4	FORMULE 4
ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
(SECTION 27 OR 171)	(ARTICLES 27 OU 171)

1 - Name of Corporation - Dénomination de la société	2 - Corporation No. - N° de la société

INTERNATIONAL WEX TECHNOLOGIES INC.	220185-2

3 - The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionée sont modifiés de la façon suivante:
Pursuant to s.173(1)(o) of the Canada Business Corporations Act, Article 7 is amended to provide that the Directors may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Date	Signature	Description of Office - Description du poste
October 10, 1997	/s/ [ILLEGIBLE]	Corporate Secretary

FOR DEPARTMENTAL USE ONLY		À L ’USAGE DU MINISTÈRE SEULEMENT

Filed - Déposée
OCT 21 1997

Industry Canada           Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

International Wex Technologies Inc.	220185-2

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended		Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

(b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes designant une série d’actions;

(c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c) en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization.	☐	d) en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes.

August 8, 1996/le 8 août 1996
Director - Directeur	Date of Amendment - Date de modification

CANADA BUSINESS	LOI SUR LES SOCIÉTÉS
CORPORATIONS ACT	COMMERCIALES CANADIENNES
FORM 4	FORMULE 4
ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
(SECTION 27 OR 171)	(ARTICLES 27 OU 171)

1 - Name of Corporation - Denomination de la société	2 - Corporation No. - N° de la société

WEX TECHNOLOGIES INC.	220185-2

3 - The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionée sout modifiés de la façon suivante:

A.	Pursuant to s.173(1)(a), Article 1 is amended to change the name of the Corporation from Wex Technologies Inc. to International Wex Technologies Inc.; and

B.
Pursuant to s.173(1)(h), the Articles are amended to provide that the issued and outstanding shares of the Corporation be consolidated by consolidating every 7 (seven) issued and outstanding common shares without par value into 1 (one) common share without par value.

Date	Signature	Description of Office - Description du poste
July 25/96	/s/ [ILLEGIBLE]	DIRECTOR

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed - Déposée
AUG 8 1996

Consumer and Corporate Affairs Canada	Consommation at Affaires commerciales Canada

Certificate of Amendment	Certificat de modification

Canada Business	Loi régissant les sociétés
Corporations Act	par actions de régime fédéral

Wex Technologies inc.	220185-2
Name of Corporation - Denomination de la société	Number - Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under Section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi régissant les sociétés par actions de régime fédéral conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l’article 27 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 177 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☑	(c) en vertu de l’article 177 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 191 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 191 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 192 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 192 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses d’arrangement ci-jointes;

Le directeur
Director	October 13, 1992/le 13 octobre 1992 Date of Amendment - Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALES CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 - Name of the corporation - Dénomination sociale de la société	2 - Corporation No. - N° de la société

WEX TECHNOLOGIES inc.	220185-2

3 - The articles of the above-named corporation are amended as follows	Les statuts de la société ci-haut mentionnée sont modifiés de la facon suivante
Article 5 of the Articles of Incorporation of the Company be and is hereby amended to change the number of directors of the Company from “three” to a “minimum of three and a maximum of ten”.

Date	Signature	Description of Office - Description du poste
[ILLEGIBLE]	/s/ [ILLEGIBLE]	Director

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed - Déposée
OCT 14 1992

Consumer and Corporate Affairs Canada	Consommation et Corporations Canada

Certificate of Amendment	Certificat de modification

Canada Business	Loi régissant les sociétés
Corporations Act	par actions de régime fédéral

Wex Technologies inc.	220185-2
Name of Corporation - Dénomination de la société	Number - Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under Section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi régissant les sociétés par actions de régime fédéral conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l’article 27 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 177 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☑	(c) en vertu de l’article 177 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 191 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 192 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 192 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses d’ arrangement ci-jointes.

Le directeur
June 10, 1992/le 10 juin 1992
Director	Date of Amendment - Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALES CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 - Name of Corporation - Denomination de la société	2 - Corporation No. - N° de la société

OVERBRIDGE FARMS INTERNATIONAL, LTD.	220185-2

3 - The articles of the above-named corporation are amended as follows	Les statuts de la société ci-haut mentionnée sont modifies de la façon suivante
Article 1 of the Articles of Incorporation of the Corporation be and it is hereby amended to change the neme of the Corporation from “OVERBRIDGE FARMS INTERNATIONAL, LTD.” to “Wex Technologies inc.”

Date	Signature	Description of Office - Description du poste
May 10, 1992	/s/ [ILLEGIBLE]	Director

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed - Déposée
JUN 12 1992

Consumer and Corporate Affairs Canada	Consommation et Corporations Canada

Certificate of Incorporation	Certificat de constitution

Canada Business	Loi sur les sociétés
Corporations Act	commerciales canadiennes

OVERBRIDGE FARMS INTERNATIONAL, LTD.	220185-2

Name of Corportion - Denomination de la société	Number - Numéro

I hereby certify that the above-mentioned Corporation, the Articles of Incorporation of which are attached, was incorporated under the Canada Business Corporations Act.	Je certifie par les présentes que la société mentionnée ci-haut, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la Loi sur les sociétés commerciales canadiennes.

Le Directeur
Director	June 3, 1987 le 3 juin 1987 Date of [ILLEGIBLE] - Date de [ILLEGIBLE]

AUG. 7. 2007 10:10AM INDUSTRY CANADA NO. 5882 P. 13

Consumer and Corporate Affairs Canada — Consommation et Corporations Canada

Canada Business Corporations Act — Loi sur les sociétés commerciales canadiennes

# FORM 1 ARTICLES OF INCORPORATION (SECTION 6) — FORMULE 1 STATUTS CONSTITUTIFS (ARTICLE 6)

1 – Name of Corporation — Dénomination de la société

OVERBRIDGE FARMS INTERNATIONAL, LTD.

2 – The place in Canada where the registered office is to be situated — Lieu au Canada où doit être situé le siège social

620-625 Howe Street
Vancouver, British Columbia, V6C 2T6

3 – The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre unlimited no par value common shares

4 – Restrictions if any on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

N/A

5 – Number (or minimum and maximum number) of directors — Nombre (ou nombre minimum et maximum) d'administrateurs

Three Directors

6 – Restrictions if any on business the corporation may carry on — Limites imposées quant aux activités commerciales que la société peut exploiter, s'il y a lieu

N/A

7 – Other provisions if any — Autres dispositions s'il y a lieu

N/A

8 – Incorporators — Fondateurs

| Names – Noms | Address (include postal code) Adresse (inclure le code postal) | Signature |
|---|---|---|
| JAMES ALEXANDER LAING | 3038 West 28th, Vancouver, B.C. V6L 1X5 | [signature] |
| ROBERT GORDON WILSON | Box 1210, Grand Prairie, Alberta | [signature] |
| PETER HO | Box 674, Bassano, Alberta, T0J 0B0 | [signature] |

Corporation No. — N° de la société 220185-2

Filed — Déposée JUN JUIN 12 1987

Article 1 of the Articles of Incorporatin of the Corporation be and it is Herby amended to chandge the nem of the Corporatin from “OVERBRIDGE FARMS INTERNATINL, LTD.” to “WEx Technology inc.”

Bylaw No. 1
A Bylaw Relating to the Business and Affairs
of
WEX PHARMACEUTICALS INC.
PART 1
INTERPRETATION
1.01 Definitions
In this bylaw, unless the context otherwise requires:
“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;
“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;
“auditor” means the auditor of the Corporation;
“board” means the board of directors of the Corporation;
“bylaw” means a bylaw of the Corporation;
“Corporation” means the corporation incorporate on June 3, 1987 under the name “Overbridge Farms International, Ltd.”;
“director” means a director of the Corporation;
“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;
“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;
“proxyholder” means a person holding a valid proxy for a shareholder;
“shareholder” means a shareholder of the Corporation; and
“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.
Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.
1.02 Number, Gender and Headings
In this bylaw, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this bylaw and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this bylaw.

1.03 Bylaw Subordinate to Other Documents
This bylaw is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.
1.04 Computation of Time
The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.
PART 2
DIRECTORS
2.01 Notice of Meeting
Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting.
The board may appoint, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.
2.02 Meetings Without Notice
A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.
2.03 Place of Meeting
A meeting of the board may be held at any place within or outside Canada.
2.04 Quorum for Board Meetings
At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.
The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.
2.05 Participation by Communications Facility
A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.
2.06 Chair of Board Meetings
The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the president of the Corporation, if present, a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings
Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall not have a second or casting vote in the case of an equality of votes.
2.08 Committees
Subject to the provisions of the Act and the Articles, including, without limitation, the rights of the holder of the Class A Special share set out in the Articles, and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.
2.09 Officers
Subject to the Act and the Articles, including, without limitation, the rights of the holder of the Class A Special share set out in the Articles, each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.
2.10 Number of Directors
Subject to the Act and the Articles, the number of directors to be elected at any shareholder meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.
PART 3
MEETINGS OF SHAREHOLDERS
3.01 Notice of Shareholders’ Meetings
The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, the holder of the Class A Special share, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.
3.02 Quorum at Meetings of Shareholders
A quorum at meetings of shareholders consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.
3.03 Chair of Shareholder Meetings
The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

3.04 Voting
Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.
3.05 Scrutineers
The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.
3.06 Who May Attend Shareholders’ Meeting
The only persons entitled to attend a meeting of shareholders are voting persons, the holder of the Class A Special share or its duly authorized representative or proxy holder, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.
3.07 Participation By Communication Facility
Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.
3.08 Adjournments
The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting form time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
PART 4
SECURITY CERTIFICATES, PAYMENTS
4.01 Certificates
Security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.
4.02 Cheques
Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03 Cheques to Joint Shareholders
Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.
4.04 Non-Receipt of Cheques
The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this bylaw, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.
4.05 Currency of Dividends
Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.
4.06 Lien for Indebtedness
If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.
4.07 Interest; Fractions
No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.
4.08 Fractional Security or Property
If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.
PART 5
SIGNATORIES, INFORMATION
5.01 Signatories
Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:
(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.
Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02 Facsimile Signatures
The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.
5.03 Restriction on Information Disclosed
Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.
PART 6
PROTECTION AND INDEMNITY
6.01 Transactions with the Corporation
No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecurilary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.
6.02 Limitation of Liability
Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:
(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or other act for conformity;

(c)	any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)	the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e)
any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.
6.03 Contracts on Behalf of the Corporation
Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04 Indemnity of Directors and Officers
Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:
(a)
shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)
the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)
in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.
Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.
6.05 Indemnities Not Limiting
The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.
PART 7
NOTICES
7.01 Procedure for Giving Notices
Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the bylaws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.
7.02 Notices to Successors in Title
Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03 Notice to Joint Securityholders
Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.
7.04 Facsimile Signatures on Notices
The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.
7.05 Omission of Notice Does Not Invalidate Actions
All actions taken at a meeting in respect of which a notice has been given shall be valid even if:
(a)	by accident, notice was not given to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of the notice.
7.06 Waiver of Notice
Any person entitled to notice under the Act, the articles or the bylaws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.
PART 8
AMENDMENT OR REPEAL OF BYLAW
8.01 Directors may Make, Amend or Repeal Bylaws by Resolution
Subject to compliance with the Act, the board may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the Corporation.
8.02 Effect of Amendment or Repeal of Bylaw
The amendment of repeal of any bylaw in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any bylaw repealed in whole or part shall continue to act as if elected or appointed under the provisions of this bylaw.
MADE by the Board on the 16th day of August, 2007.

/s/ [ILLEGIBLE]

Director
CONFIRMED by the Shareholders of the Corporation on the 17th day of September , 2007.

/s/ [ILLEGIBLE] President	/s/ [ILLEGIBLE] Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer